Filed by Henderson Group plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Janus Capital Group Inc.

Commission File Number: 001-15253

Date: March 2, 2017

ANNUAL REPORT 2016 EXPANDING OUR GLOBAL REACH

Expanding our global reach Henderson is an independent asset manager, specialising in active management. Our strategy is focused on achieving growth and globalisation by delivering excellent performance and service to an increasingly diverse client base across a widening global footprint. 2016 has been a momentous year for Henderson, with the announcement in October of our recommended merger of equals with Janus Capital Group.

1

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Performance highlights

As we move into the second half of our five year growth and globalisation strategy, Henderson is a fundamentally stronger business. In 2016, the challenging macro environment saw net outflows of client money and softer investment performance, and demonstrated the importance for our business of continuing diversification.

This report and additional information about the Group can be found online at **henderson.com/ir.**

Pages 1 to 47 of this report constitute the Strategic Report which has been signed on behalf of the Board.



Richard Gillingwater
Chairman



Andrew Formica
Chief Executive

Investment outperformance

77%

of funds over three years


100
50
0
69
81
83
81
77
2012
2013
2014
2015
2016

Net new money growth[1]

(4%)


15
0
-15
-8
6
11
11
-4
2012
2013
2014
2015
2016

Assets under management (AUM)[2]

£101.0bn


100
50
0
53.9
63.7
81.2
92.0
101.0
2012
2013
2014
2015
2016

Diluted earnings per share[3]

15.2p


20
10
0
10.3
13.0
14.7
17.2
15.2
2012
2013
2014
2015
2016

Dividend per share

10.5p


12
6
0
7.15
8.00
9.00
10.3
10.5
2012
2013
2014
2015
2016

Notes

1. As a percentage of opening AUM from continuing operations (excludes TH Real Estate).
2. Assets under management from continuing operations.
3. Calculation based on continuing underlying profit after tax attributable to equity holders of the parent.

Strategic report

2 Group at a glance
4 Chairman's statement
8 Chief Executive's review
12 Janus Henderson
14 Henderson's strategy
16 Our people and culture
20 Our business model
24 Core investment management capabilities
32 Client relationships and brand
36 Financial review
40 Key performance indicators
42 Risk management

Corporate Governance

49 Chairman's introduction
50 Board of directors and leadership
54 Governance structure
56 Effectiveness
57 Committee reports
66 Relations with shareholders
67 Directors' remuneration report
85 Compliance statements and application of principles and recommendations
89 Directors' report
91 Directors' responsibilities statement
92 Independent auditors' report

Financial statements

99 Group and Company financial statements

Other information

142 Glossary
144 Shareholder information
146 Summary of movements in AUM
147 Five year financial summary (unaudited)
148 Contact information

Henderson Group plc Annual Report 2016

2 STRATEGIC REPORT

Group at a glance

Henderson is an independent asset manager, specialising in active management. We serve a global client base, offering our clients access to all major markets around the world.

Our mission
To be a trusted global asset manager, focused on delivering excellent performance and service to our clients.

Our philosophy
Active fund management, with our clients' needs at the heart of everything we do.

Our guiding principles
The success of our strategy begins with the way in which our people operate.

Collaboration
We work together and share knowledge so that our clients benefit from the combined force of the whole company.

Conviction
We demand passion, belief and energy from our people. We have no house style to constrain the expertise of our investment professionals.

Responsibility
We know that performance, service and trust all flow from taking personal and collective responsibility, always in the service of our clients' needs.

For more information go to page 20

Total assets under management (AUM)
£101.0bn
2015: £92.0bn

European Equities
£19.7bn
Fund range encompasses value and growth, long only and long/short strategies and a range of market capitalisation specialisms.

Global Equities
£34.0bn
Generalist global equity capability alongside more specialist funds, such as equity income, technology, growth, emerging markets and property equity offerings.

Global Fixed Income
£28.1bn
Coverage across fixed income asset classes, including government debt, secured assets, corporate debt and derivative instruments, using dynamic asset allocation and multiple investment techniques.

Multi-Asset
£5.1bn
A team approach with the relationship between risk and reward at the heart of the process. We manage portfolios suiting a range of risk appetites and incorporating third party funds and investment vehicles as well as direct holdings.

Alternatives
£14.1bn
Broad range of offerings managed by standalone teams, including absolute return, European equity long/short equities, global commodities and hedge funds.

Investment performance by core capability

	1 year	3 years
European Equities	26%	86%
Global Equities	34%	70%
Global Fixed Income	80%	76%
Multi-Asset	48%	42%
Alternatives	62%	99%
Total	50%	77%

Note: Percentage of funds, asset-weighted, that are outperforming based on the relevant metric: peer percentile ranking for Retail, positive for Absolute Return, positive versus benchmark for Institutional.

Delivered across four key product ranges

Institutional	UK Retail OEICs & Other[1]
Retail SICAVs	Retail US Mutuals

An award-winning brand proposition

Knowledge. Shared, our award winning brand proposition, provides investment insight, thought leadership and transparency to our clients in a timely and cost-efficient way.

For more information go to pages 34 and 35

Strong client relationships

Our clients are financial professionals, private and institutional investors. We focus on excellent client service and on establishing long-term client relationships based on trust.

For more information go to page 32

Note: All data as at 31 December 2016, unless stated otherwise.

1. Other includes Retail Unit Trusts, Investment Trusts, Australian Managed Investment Schemes and Singapore Mutual funds.

Henderson Group plc Annual Report 2016

3

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Investment case

For more information go to page 14

Continued investment outperformance

77% of funds outperformed over three years

Strong net new money growth

Total net fund inflows of £11.7bn since start of five year strategy

Clear strategy for growth

On track to meet our 2018 AUM growth output

Diversified business model

Increasingly diversified by client type, investment strategy, product and geographic distribution

Sustainable returns for shareholders

15.2p diluted earnings per share on underlying profit

AUM by client type (£bn)

Our clients are financial professionals, private and institutional investors.


Total Retail 59.4
Total Institutional 41.6

AUM by core capability (£bn)

We have five core investment capabilities: European Equities, Global Equities, Global Fixed Income, Multi-Asset and Alternatives.


European Equities 19.7
Global Equities 34.0
Global Fixed Income 28.1
Multi-Asset 5.1
Alternatives 14.1

AUM by product (£bn)

We have four key product ranges: UK Retail, Retail SICAVs, Retail US Mutuals and Institutional.


UK Retail OEICs & Other[1] 30.7
Retail SICAVs 19.7
Retail US Mutuals 9.0
Institutional 41.6

Broad geographic distribution

Strong distribution platforms in the UK and Europe, with high growth in recent years in the US and Australia, and evolving business in Asia and Latin America.

For more information go to page 32

UK

Total AUM: £51.7bn

190 investment professionals

164 distribution experts

Strong Retail and Institutional client base. Award-winning Investment Trust business.



Europe, Middle East and Africa

Total AUM: £22.1bn

32 distribution experts

Opportunities to selectively expand our Institutional presence and to continue to build on strong relationships with global distributors.



North America

Total AUM: £14.5bn

28 investment professionals

40 distribution experts

Established Retail network; Institutional presence strengthening.



Asia

Total AUM: £1.7bn

21 investment professionals

24 distribution experts

Business continued to evolve in 2016, benefiting from recognised strength in core investment capabilities.



Australia

Total AUM: £10.9bn

19 investment professionals

17 distribution experts

Growth accelerated following three acquisitions in 2015. Strong brand awareness and Institutional growth momentum.



Henderson Group plc Annual Report 2016

4 STRATEGIC REPORT

Chairman's statement

This has been a momentous year for Henderson. In October 2016, we announced our recommended merger with Janus Capital Group – the beginning of the next stage on our 80 year journey to deliver value to our clients and shareholders.



"Now is the moment for a step change. The cross-border merger of equals between Henderson and Janus will create a compelling new global brand of an independent, active investment manager."

Richard Gillingwater
Chairman

Dividend

10.5p

2015: 10.3p

Pioneering history

Henderson was founded in 1934 and named after our first client. Alexander Henderson made his fortune through investments in infrastructure projects as far afield as South America, Spain and East Africa, and was one of the early pioneers of global investing. Evidence of his pioneering spirit remains within the firm to this day. When we founded our US business over 15 years ago, there was a definite pioneering flavour to our enterprise. Through sound strategy, dedication and constant client focus, our team in the US grew our AUM to £15bn at the end of 2016. They have been extraordinarily successful, and I want to record my thanks to all of them.

Now is the moment for a step change. Janus Capital Group (Janus) had AUM of US$151bn in the US at the end of 2016 – eight times the size of Henderson in the US. The proposed cross-border merger of equals between Henderson and Janus will create a compelling new global, independent, active investment manager, with pro-forma AUM of US$322bn, which matches the industry distribution of client assets and significantly accelerates our progress in a fast-changing world.

A transformational merger

The Board thought carefully and diligently about the merits of a transformational merger for Henderson's clients and shareholders, and specifically our recommendation to list Janus Henderson Group on the New York and Australian stock exchanges, not London.

At our strategy day in October 2015, we reflected on the time it would take to become a truly global asset manager, and asked the executive team to devote more time and energy to exploring options for a transformational solution. We undertook a thorough process, looking primarily at North American companies, until it became apparent that there was an opportunity to create a compelling merger of equals between Janus and Henderson. It is a merger which your Board unanimously recommends.

Cultural alignment

Corporate actions in people businesses stand or fall on people-related issues. Specifically in the case of Janus Henderson, it is critical to the success of the proposed merger that our investment teams buy into its value, that integration is handled smoothly, that our people are treated fairly and – most importantly – that we deliver minimum disruption and maximum benefit to our clients.

Henderson Group plc Annual Report 2016

5

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

"With attention focused on our merger with Janus, it would be easy to overlook Henderson's continuing achievement as a standalone business."

Richard Gillingwater
Chairman

The Boards of both companies were of the view that the continuing presence of the CEOs of both companies is essential to this process, so we are delighted that Andrew Formica and Dick Weil agreed to work together as co-CEOs, should the merger be approved by shareholders at an Extraordinary General Meeting. The excellent chemistry between Andrew and Dick mirrors a strong sense of cultural fit and shared mission across our two organisations. This creates the strongest possible backdrop against which to execute a complex transaction.

The Board and senior management of Janus Henderson will have a vital role to play in shaping and embedding a healthy corporate culture in the new organisation. The introduction of the FCA's Senior Managers and Certification Regime (SMCR) in 2018 will help us focus on setting the values and standards of behaviour expected, and will be important in influencing and establishing strong links between governance and a culture that supports long-term success.

Continuing our journey

With attention focused on our merger with Janus, it would be easy to overlook Henderson's resilience as a standalone business. This annual report – which we expect to be our last as Henderson Group plc – comments on the turbulent year we have experienced from a political perspective in the UK, Europe, and the US, but also seeks to celebrate the fundamental strength of our business, which has positioned us well for the next stage of our journey. We cover the proposed merger with Janus in the opening sections, then focus in the rest of the report on the key events of this year from a Henderson perspective.

This has been a volatile year for markets, politics and our business. Among the highlights from the Board's perspective are our engagement with our clients to navigate political turmoil, our work with our regulators to enhance our product governance disciplines and product control procedures, and our continued disciplined approach to the deployment of capital.

This year's financial results reflect careful stewardship of our business in challenging times. Underlying profit before tax of £212.7m (2015: £220.0m) reflects record management fees but lower performance fees, in light of softer investment performance. Our assets under management reached a record £101.0bn thanks to positive markets and FX movements, but we saw net outflows of client money in our Retail business.

Against this backdrop, the Board is recommending a final dividend for 2016 of 7.30 pence per share, bringing the total dividend for the year to 10.5 pence per share, a 2% increase over 2015 in sterling terms. Henderson operates a progressive dividend policy, an approach we intend to carry forward into Janus Henderson.

In concluding, I would like to thank my fellow Board members for the thought, care and diligence with which they have discharged their stewardship duties. We have had a series of special meetings this year to consider the merger, and the engagement of the Board has always been high.

I also want to thank all my colleagues at Henderson for the positive way in which they have embraced the proposed merger with Janus, and the whole executive team at Henderson for the huge amount of work they have undertaken to create the Janus Henderson merger. I look forward to working with the combined forces of Janus and Henderson in the coming years, to continue to deliver exceptional value to our clients and shareholders.



Richard Gillingwater
Chairman

Corporate responsibility

Henderson is committed to acting responsibly, not only in the way we invest and engage with our clients, but also in supporting our people, managing our impact on the environment and contributing to the communities in which we work.

Our corporate responsibility (CR) achievements have been recognised by our inclusion in the Dow Jones Sustainability World Index, and in receiving the 'Industry Mover Distinction' for excellent performance in The Sustainability Yearbook, the world's most comprehensive publication on corporate sustainability.

Our five corporate responsibility pillars are fully integrated into our business, and feature in the following sections of this year's report.

Our five corporate responsibility pillars	Annual Report section
• Responsible investment	• Core investment management capabilities Page 24
• Clients	• Client relationships Page 32
• People	• People Page 16
• Community	
• Environment	• Directors' report Page 89

CDP DRIVING SUSTAINABLE ECONOMIES
CERTIFIED CARBON NEUTRAL CarbonNeutral.com
FTSE4Good
Member of Dow Jones Sustainability Indices In Collaboration with RobecoSAM

Henderson Group plc Annual Report 2016

6 STR ATEGIC REPORT Regional focus: 8. t D ZHOO-GLYHUVLÞHG EXVLQHVV with a strong reputation Based on well-regarded client service, sustained investment performance and a diverse offering of products and solutions. Total AUM managed for UK based clients £51.7bn BUILDING ON SOLID FOUNDATIONS

7

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Top three Retail funds

Henderson UK Property PAIF
£3.2bn

Henderson Cautious Managed
£2.2bn

Henderson European Selected Opportunities
£2.1bn

Knowledge. Shared

In the aftermath of the UK vote to leave the European Union, we focused on pro-active engagement with clients to inform them about our read on the situation. Page views on our Brexit materials were eight times higher than for a regular piece of monthly commentary.

Regulatory environment

Regulatory focus on the asset management industry, from both UK and EU authorities, is increasing the cost of doing business and highlighting the importance of having the necessary scale and expertise to respond appropriately.



Global perspective
Our London office is on the very edge of the City of London, overlooking the up-and-coming areas of Spitalfields and Shoreditch, with views out as far as Canary Wharf.

For more information on our global client relationships, see page 32

8 STRATEGIC REPORT

Chief Executive's review

2016 was a significant year for world economies and the political order, which also marked a major step in the history of Henderson.



"Our role is to support our clients by living and breathing our *Knowledge. Shared* brand promise, and by protecting our clients' investments to the best of our ability. Deep and trusting relationships, as well as investment performance, differentiate what we do."

Andrew Formica
Chief Executive

Funds outperforming over 3 years

77%

2015: 81%

2016 was defined by an unprecedented rise in anti-establishment populism which reasserted itself on the political scene and in turn on markets. As an independent, active fund manager, we do not pretend to be able to predict these seismic shifts in global markets. When they occur, our role is to support our clients by living and breathing our *Knowledge. Shared* brand promise, and by protecting our clients' investments to the best of our ability. Deep and trusting relationships, as well as investment performance, differentiate what we do.

The UK's referendum vote to leave the European Union (EU) in June 2016 came as a shock to most participants in the financial services industry. It will be many years before the effects of this decision are truly apparent, but in the short term, the operational implications for Henderson are relatively contained. We will continue to serve our European Retail clients through our EU-based product range, managed from Luxembourg, and do not expect any immediate change in our relationship with our Institutional clients.

Investment outperformance

	1 year[1]	3 years[1]
European Equities	26%	86%
Global Equities	34%	70%
Global Fixed Income	80%	76%
Multi-Asset	48%	42%
Alternatives	62%	99%
Total	50%	77%

Note

1. Percentage of funds, asset-weighted, that are outperforming based on the relevant metric: peer percentile ranking for Retail, positive for absolute return, positive versus benchmark for Institutional.

Henderson Group plc Annual Report 2016

9

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Assets under management

£101.0bn

2015: £92.0bn

Net client money flows (£bn)


4,000
3,000
2,000
1,000
-1,000
-2,000
-3,000
2,988
2,042
1,366
742
3,554
2,040
1,305
1,643
(679)
(1,359)
(612)
(1,359)
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
Institutional
Retail

Market conditions proved challenging for our investment management teams this year. On a three year basis, 77% of our assets outperformed, demonstrating that we continue to deliver exceptional long-term track records for our clients. On a one year basis, performance was not as good, with 50% of assets outperforming.

One year performance was weakest in our European Equities and Global Equities capabilities. At the beginning of 2016, some of our biggest European funds saw a period of poor investment performance as concerns over China and a rally in the energy sector heavily impacted markets. In Global Equities, performance in many of our funds suffered throughout the year because of their lack of exposure to the US and the US dollar. In both areas however, we have a wide range of investment teams with independent investment styles and theses, which means that even in tough market conditions we continue to have interesting investment ideas to discuss with our clients.

Whether our performance is good or poor, we always make sure that our clients have frequent access to our managers, both in person and digitally, to make sure that they remain well informed. Strong client relationships can help mitigate the effects of poor short-term investment performance.

Assets under management reached a record £101.0bn, driven by positive markets and FX movements.

In terms of client demand, we experienced outflows from our Retail client base this year mainly as a result of a global pull-back from exposure to European assets. This was in sharp contrast to last year, where our well-regarded European capabilities saw us deliver industry-leading growth and market share gains. Whilst disappointing, we see this as a result of the current environment rather than a longer-term trend.

Flows from Institutional clients improved significantly in the course of 2016 as the investments we have been making in Institutional strategies started to bear fruit. The most successful new team this year was the Emerging Markets Equity team, but we also saw flows into technology, fixed income, property securities and absolute return strategies. We are seeing increased geographic diversity in our Institutional business, notably in the US and Australia, helped by the acquisition of Geneva Capital Management in the US in 2014 and the Perennial funds in Australia in 2015.

Our strategy

Our strategy focuses on achieving growth and globalisation, by focusing on four key priorities.

For more information go to page 14

Deliver first-class investment performance and service to our clients

Expand our global investment offering to meet the current and future needs of our clients

Diversify our business

Operate efficiently

Henderson Group plc Annual Report 2016

10 STRATEGIC REPORT

Chief Executive's review
continued

Net new money growth: 36 months to December 2016

5% pa

Growth and globalisation – three year progress review against our strategy


£101.0bn
£63.7bn
Target: 6–8% pa
3 years to Dec 2016:
5% pa
Target: 4–6% pa
3 years to Dec 2016:
9% pa
Target: 2–4% pa
3 years to Dec 2016:
3% pa
AUM
FY13[1]
Net new
money
Market/FX
Acquisitions
AUM
FY16

1. Excludes AUM subject to Property transactions with TIAA-CREF and resultant TH Real Estate JV AUM but includes Henderson UK Property fund.

Structural drivers in asset management industry


Quest for income and absolute return
Value for money
Clients
Disruptive innovation
Cyber security
Technology
Asset management industry
Passive vs active investment management
Squeezed middle ground between scale players and boutiques
Competition
Capital requirements
Regulation
Fee transparency
Client interests

Growth and Globalisation – mid-point review

June 2016 marked the mid-point in our five year growth and globalisation plan. By continuing to deliver strong investment performance and service to our clients, and by investing in our business, we aimed to double our AUM by 2018. By December 2016, our AUM stood at £101.0bn, an increase of 59% since the start of our strategy. At 5%, organic growth in net new client money in the period was ahead of the industry. We have created a stronger and better diversified business, with significantly improved potential for future growth.

A sea change – merger with Janus Capital Group

2016 marks a sea change for Henderson. In a fast-changing, unpredictable marketplace, every asset manager is seeking to remain relevant to their clients, and to adapt to constant structural changes and challenges in our industry. To do so, we need to provide broader investment expertise, greater choice of investment offering, and exemplary client service, delivered as and when our clients expect it. In terms of industry evolution, this year has illustrated the scale of the challenge facing active investment managers. Trends include ever-increasing flows of client money into passive funds, radical advances in technology which could revolutionise the way asset managers do business, and major regulatory initiatives in Europe and the US making further calls on the financial and operational resources of every firm.

The regulatory landscape in which we operate continues to evolve. Competition, conduct and capital remain central to reform and the regulators are continuing to undertake reviews into products and markets. The preliminary findings of the FCA's recent market study on the asset management sector centre around ensuring that investment products offer consumers value for money. During 2017 and looking ahead to 2018, our governance framework will transform, recognising both the proposed merger and the implementation of the FCA's Senior Managers and Certification Regime.

It is against this backdrop that the teams at Henderson and Janus announced our intention to merge our businesses. Both businesses start from a position of strength.

Henderson Group plc Annual Report 2016

11

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

> "Together, we will create a Top 50 global asset manager which will manage over US$322bn on behalf of our clients."
>
> **Andrew Formica**
> Chief Executive

Henderson, through our Growth and Globalisation strategy, and Janus, through their Intelligent Diversification strategy, have invested substantially in expertise and infrastructure in recent years to create global active investment management franchises, capable of delivering substantial value to clients.

Together, we will create a Top 50 global asset manager which will manage over US$322bn on behalf of our clients. The two businesses are deeply complementary in terms of investment management capabilities and distribution reach, and will be able to deliver the diversification and economies of scale necessary to succeed in global markets. Ours is a merger that creates significant benefits for our clients, increases opportunities for our staff, and provides demonstrable value for shareholders – in the short-term through cost synergies but much more significantly, through enhanced growth prospects in the longer term. It is a truly transformative step for both companies.

I am looking forward to my new role in Janus Henderson Investors, as co-CEO with Dick Weil, the current CEO of Janus. Dick and I have a shared vision for Janus Henderson, based on relentless client focus, superior risk-adjusted investment returns across a broad range of investment styles, supported by best-in-class client service, the nurturing of employee talent and embedding a deeply collaborative culture. Much work lies ahead of us, but we are excited to be taking this step forward together, to create benefits for our clients, opportunities for our employees and value for our shareholders.

I want to finish by paying tribute to all my colleagues at Henderson for their hard work over the past year. It is a privilege to lead such a talented team on the next stage of Henderson's journey.



Andrew Formica
Chief Executive Officer

Transaction overview

Company structure and management
- Combined entity to be known as Janus Henderson Group plc, listed on the US's NYSE and Australia's ASX
- Board of Directors to be comprised of equal members of Janus and Henderson Directors

Merger of equals
- Recommended 100% stock merger
- Exchange of 4.7190 shares of Henderson for every Janus share
- Combined market capitalisation of c.US$6bn

Pro-forma ownership
- c.57% Henderson and c.43% Janus
- The Dai-ichi Life Insurance Company, Janus' largest shareholder, intends to further invest in the combined company to increase its ownership interest to at least 15%

Location and domicile
- Significant employee presence and executive roles in London and Denver, with co-CEOs located in London
- Tax resident in the UK; registered in Jersey

Key dates
- UK Class 1 Circular and SEC F4 to be published late March
- EGM targeted for 26 April 2017
- Merger close expected in late May 2017, subject to shareholder and regulatory approvals

Henderson Group plc Annual Report 2016

12 STRATEGIC REPORT

Janus Henderson

Accelerating our growth potential

A compelling merger of equals

Highly complementary businesses

- Client-centric collaborative cultures
- Well matched investment capabilities, focused on active management
- Complementary geographic footprints

Relevant to future client needs

- Compelling products and solutions for an increasingly global client base
- Ability to innovate on behalf of clients
- Continued demand for high performance, active investment management

Well positioned for market evolution

- Improved economies of scale to combat rising cost of doing business
- Regulatory change and strengthened governance arrangements more easily adopted
- Robust balance sheet creates financial stability and flexibility

Compelling value creation

- At least US$110m annual net cost synergies
- Double digit accretion to both companies' EPS (excluding one-off costs) in the first 12 months following completion
- Ambition to deliver 2–3 percentage points of additional net new money growth following integration

Geographic diversification (as at 31 December 2016, US$bn)


Americas
Total AUM
$172bn
Post-merger growth opportunity
- Significantly broader distribution of Henderson products
151
21
Americas

Geographic client profile better matched to industry (% of AUM)


100
0
12
71
17
18
5
77
16
30
54
14
33
53
Henderson Group
Janus Capital²
Janus Henderson²
Industry¹
Americas
UK and Continental Europe
Pan Asia

Henderson Group plc Annual Report 2016

13
STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION



"We look forward to creating benefits for our clients, value for our shareholders and opportunities for our employees."

Andrew Formica
Chief Executive, Henderson Group



"Janus and Henderson are both strong individually, and together will be even stronger."

Dick Weil
Chief Executive, Janus Capital Group


UK and Continental Europe
Total AUM
$98bn
Post-merger growth opportunities
• Targeted marketing of Janus investment capabilities to Henderson's regional client base
• Broader Institutional distribution reach
3
64
UK
6
24
Continental Europe
Pan Asia
Total AUM
$52bn
Post-merger growth opportunities
• Develop Janus relationship with Dai-ichi in Japan
• Develop our position as a Top 10 manager in Australia
17
1
Japan
12
13
Australia
7
2
Pan Asia (ex. Japan and Australia)

A compelling range of investment solutions
(as at 31 December 2016, US$bn)


80
60
40
20
0
5
70
US Equities
47
Mathematical Equities
62
19
Global Equities
35
39
Global Fixed Income
7
18
Multi-Asset
17
3
Alternatives
Henderson Group
Janus Capital[2]

Map key

Henderson Group | Janus Capital

Notes

- Exchange rate used for translation from GBP to USD as at 31 December 2016: 1.24.
- Numbers may not cast due to rounding.

1. Source: McKinsey Global Survey 2014.
2. Includes US$2bn of ETP assets, for which Janus is not the named advisor or sub-advisor and therefore does not earn a management fee on those assets.

Henderson Group plc Annual Report 2016

14 STRATEGIC REPORT

Henderson's strategy

Our strategy focuses on achieving growth and globalisation by delivering excellent performance and service to an increasingly diverse client base.

Strategic priority

Deliver first-class investment performance and service to our clients

Our strategy is focused on the needs of our clients, delivering consistent value to them through active investment management and serving them responsibly, wherever they are in the world.

Key performance indicators

- Treating customers fairly
- Investment performance*

For more information, see pages 40 and 41

Principal risks

- Investment performance
- Market
- Liquidity

For more information, see pages 46 and 47

How we performed in 2016

- Investment performance remained consistently strong, with 77% of funds outperforming on a three year basis.
- On a one year basis, performance softened, with 50% of funds outperforming.
- Continued embedding the fair treatment of customers into the firm's business model, including:
  - Mandatory Customer Interests employee training, designed for a global audience
  - Continuing the annual staff survey of Customer Interests[1]
  - Escalation of customer issues to senior management by Customer Champions in Europe, US and Asia.

1. The survey captures global staff attitudes to customer-centric topics.

Strategic priority

Expand our global investment offering to meet the current and future needs of our clients

We deploy our expertise across our core capabilities to find attractive and innovative opportunities for our clients, and provide products which consistently meet their current and future needs.

Key performance indicators

- Investment performance*
- Net fund flows*

For more information, see pages 40 and 41

Principal risks

- Fund flows
- Key personnel

For more information, see pages 46 and 47

How we performed in 2016

- Strong performance in new funds across equities, fixed income and alternatives.
- £1.1bn of net new money in Global Emerging Markets.
- Continued to work closely with clients to develop new products e.g. a new Short Duration Bond strategy to meet the Solvency II-related needs of a large UK client, and a new investment strategy designed to help cash flow negative pension schemes.

* Denotes a Short-Term Incentive Remuneration KPI – see page 71.

Henderson Group plc Annual Report 2016

15

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

In early 2014, we articulated a five year plan to deliver a sustained period of organic growth, attracting net new money from clients at a higher rate than our industry peers. We said that we would supplement this organic growth with value accretive acquisitions.

Assuming market growth in line with the long-term industry average, the output of this plan is expected to double our assets under management by the end of 2018.

After three years of the plan, at 31 December 2016 assets under management had risen by 59% to £101.0bn.

The output of our five year strategy

To double assets under management between 2013 and 2018 (assuming market growth in line with the long-term industry average):


AUM doubled
£63.7bn
Net new money:
6–8% per annum
3 years to
Dec 2016:
5% per annum
Market/FX: 4–6%
per annum
3 years to
Dec 2016:
9% per annum
Acquisitions:
2–4% per annum
3 years to
Dec 2016:
3% per annum

Strategic priority

Diversify our business

We have ambitious plans for growth and are expanding our investment management and distribution reach to deliver value to a broader client base.

Key performance indicators

- Net fund flows*
- Fee margins

For more information, see pages 40 and 41

Principal risks

- Acquisitions and divestments
- Strategic

For more information, see page 47

How we performed in 2016

- c.50% of assets under management now managed for clients outside the UK (FY13: 33%).
- Strong investment performance and positive flows from acquisitions in Australia.
- Institutional business continued to see steady growth, reflecting continued success in our core UK business and increasingly global client base, with mandates awarded across a diverse range of products.

Strategic priority

Operate efficiently

Our operating model is designed to meet client needs, attract and retain excellent people and deliver profitable growth. As our business grows, we aim to build operating leverage and capital strength.

Key performance indicators

- Net fund flows*
- Fee margins
- Operating margin and compensation ratio*
- Earnings per share

For more information, see pages 40 and 41

Principal risks

- Operational, IT and legal
- Regulatory change

For more information, see page 47

How we performed in 2016

- Continued investment in regulatory expertise to manage constant change.
- Leveraged investments made in prior years.
- Disciplined management of financial resources.

Henderson Group plc Annual Report 2016

16 STRATEGIC REPORT

Our people and culture

Our people are undoubtedly central to Henderson and the reason we have made such significant progress against our growth and globalisation strategy.



"Our culture is fundamental to our success and drives the outcomes that we achieve for our stakeholders, both internally and externally."
Kathleen Reeves
Global Head of Human Resources

Employees who have worked for Henderson for 10 years or more

24%

Over the past three years, our People Strategy has focused on supporting the business to deliver excellent performance and service to our clients as we continue to diversify, grow and globalise.

In 2016, we experienced a particularly volatile operating environment, caused by external factors such as Brexit, market volatility and challenging fund performance. During this period we have focused on supporting our employees to enable them to remain effective in turbulent times by extending our wellbeing, learning and development, reward and community initiatives.

In 2015 we acquired the Perennial Fixed Interest, Perennial Growth Management and the 90 West businesses. During 2016 these teams have been successfully integrated into our Australian operations and strengthened our presence in Australia. This extension of our regional talent structure, combined with the collaboration and expertise of our global teams, has supported our progress towards fulfilling our global ambitions.

The Henderson culture

Our culture is fundamental to our success and drives the outcomes that we achieve for our stakeholders, both internally and externally. The professional behaviours embodied by our employees are shaped and underpinned by our guiding principles of collaboration, commitment and responsibility, and have been instrumental in our ability to grow the business on a global scale.

A key differentiator of Henderson in the marketplace is our philosophy of putting our clients at the heart of everything we do. This, together with our shared commitment to respect and collaboration, indicates a cultural alignment which we believe will contribute to the success of our proposed merger with Janus Capital.

As testament to our people's belief in our culture, our retention rates continue to be high. Our annual turnover is 10% and nearly a quarter of employees have worked for Henderson for 10 years or more, with 6.4 years our average length of service.

Henderson Group plc Annual Report 2016

17

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

2016 employee engagement score

86%

2015: 89%

Employees saving for Henderson group shares monthly

84%

Engaging our employees

For the past three years we have run an employee survey through an external provider to gain feedback on Henderson, our culture and to measure engagement across the organisation. This is an important tool as it allows us to track the benefits of investing in our people and offers employees an opportunity to voice their opinions.

The 2016 results were again well above industry benchmarks and continue to demonstrate high employee engagement. There was a slight dip in our engagement score, down three percentage points from 2015 (86% from 89%), however this was anticipated in light of the merger announcement and the challenging operating environment but still remains significantly higher than the industry average.

Taking into account the results of the 'pulse check' in 2015, the focus for 2016 was to continue to build career and development opportunities and to increase collaboration between different parts of Henderson. We have seen positive improvements in both of these areas.

Our employees' commitment and responsibility to the company remains strong, with 94% of employees responding positively to 'I care about the future of Henderson'.

Reward and recognition

Recognising and rewarding the contribution of our people is an important lever in maintaining employees' engagement and retention. 88% of employees indicated that they valued the benefits that Henderson provides and 91% said they understood the benefits available.

Employee share ownership continues to be a popular component of our reward strategy. Employees hold 8.6% of the Group's issued share capital and 84% of employees contribute into our share schemes. This is supported and encouraged by global communications on our shareplan activities and demonstrates our employees' faith and commitment to Henderson products.

Gender diversity


All employees
37% (388)
63% (651)
ExCo
11% (1)
89% (8)
Group Board
30% (3)
70% (7)
Subsidiary Boards
17% (7)
83% (34)
Women
Men

We continue to be recognised for our innovative and proactive approach to employee financial education and won the following awards in 2016:

- 'Best financial education initiative for employees' from ProShare
- 'Best financial education of employees' from World Centre for Employee Ownership.

We also operate a global recognition scheme which rewards employees who go the extra mile to help achieve Henderson's strategic objectives and provide a role model for our guiding principles. The scheme is open to all staff throughout the year, with awards made on an individual or team basis. 100 employees have received an award since its inception in 2014.

Building a diverse workforce

Equal opportunities, diversity and inclusion are important to Henderson. We know that having a diverse and inclusive workplace will support our strategic vision of growth and globalisation, and aligns with the interests of our clients and shareholders. By employing individuals with a broad mix of skills, perspectives and experiences, we are better equipped to be a dynamic, innovative, and responsive organisation reflective of the diversity of our client base and the communities we operate in.

Since its inception in 2014, the Diversity and Inclusion Forum has focused on making progress in three main areas: flexible working, developing a global mind-set and gender diversity.

To achieve these aspirations, we actively embed diversity and inclusion into our development programmes and require our core training providers to evidence their diversity and inclusion approach. We have also introduced lunchtime seminars covering diversity and inclusion-related topics, the first of which focused on how lessons can be learned from sport in understanding diversity, and how treating everyone as individuals is central to the achievement of goals.

We relaunched our flexible working policy to include more information on informal flexible working options and introduced both maternity and paternity workshops to provide more support for expectant and new parents. Following the success of these initiatives, a parents' network has been launched and initial feedback is very encouraging. We also successfully piloted a manager masterclass in Asia and the US to support managers in effectively navigating the challenges of working in a global organisation. This will be rolled out further during 2017.

Henderson Group plc Annual Report 2016

18 STRATEGIC REPORT

Our people and culture
continued

Employee participation in free mini health checks

20%

Corporate Responsibility: People

Aims and objectives

We are committed to supporting our employees' development and wellbeing, offering a range of opportunities for them to develop both personally and professionally. Through the People pillar of our corporate responsibility programme, we focus on delivering wellbeing initiatives to our global workforce and improving career development opportunities.

Progress in 2016

- Excellent feedback was again received for the Wellbeing Fortnights held in our UK and US offices – a two week programme of events such as exercise classes, walking competitions and specialist seminars.
- Our Company healthcare initiatives have been enhanced with the introduction of free annual health checks.
- Henderson participated in Britain's Healthiest Workplace survey for the second year running to help understand the health and wellbeing profile of the organisation. We ranked 45 out of 147 participating companies and will use the results to inform our Wellbeing strategy.
- Our Employee Assistance Programme became global and is now available to all staff worldwide.
- We introduced a series of career development workshops to provide employees and managers with tools and frameworks to discuss and drive their careers.

A proactive approach has been taken to redressing the gender imbalance through our recruitment practices. Our principal recruitment agencies are required to demonstrate how they promote diversity and must provide balanced shortlists for every role. In addition, unconscious bias testing and training has been introduced for those involved in our trainee and graduate selection processes. This will be rolled out further in 2017 to support our general recruitment practices.

Women in Finance

In support of our diversity and inclusion agenda, Henderson signed the UK Government's Women in Finance Charter, demonstrating our commitment to supporting the progression of women into senior roles within financial services and to facilitate greater diversity in the workplace. In order to achieve this, Henderson has set the following targets:

- Increase the overall proportion of women from 37% to a minimum of 40% over the next five years
- Achieve a gender split of at least 25% in senior management by the end of 2021, a targeted increase of almost 10%
- Grow the number of female investment professionals from 16% to a minimum of 20% over the next five years
- Ensure our trainee hires reach parity by 2021.

The Chief Executive and Executive Committee members will be accountable for our achievement of these targets, with a proportion of their variable pay being directly linked to these measures. These targets will be reviewed post the proposed merger with Janus to reflect the aspirations of the new organisation.

Junior talent pipeline

In 2013, Henderson Chief Executive, Andrew Formica, along with Nichola Pease, former CEO of JO Hambro, initiated the Investment 2020 scheme in order to attract and engage with a diverse range of junior talent who may not otherwise have considered a career in investment management. The aim of the scheme was to bring fresh perspectives to the industry by offering talented individuals the opportunity to experience up to 12 months in an asset management company.

Since inception, there have been 956 hired into Investment 2020 and of this number, 127 have worked at Henderson. In 2016, we welcomed a total of 27 trainees in two intakes into positions in all areas of our business.

We continue to look at opportunities to build our talent pipeline and 2017 will see us reintroduce our Graduate Programme for the front office to support our succession planning, and to ensure we are constantly developing our workforce to bring the best talent to our clients and shareholders.

Henderson Group plc Annual Report 2016

19 Investment 2020 trainees retained as full-time employees by Henderson after their placement 71% Henderson Foundation charitable spend £16 6,360 Committed to employee development During 2016 we continued to build on our talent and succession approach – developing and retaining talent across our business areas to ensure we are able to continue to deliver excellent performance and service. The global reach of our learning and development curriculum was further extended, and new training options were introduced to continually grow a professional and knowledgeable workforce. Our management development programme is now available in all regions. (PSOR\HHV KDYH DOVR EHQHÞWHG IURP enhanced career development support and the introduction of a structured mentoring scheme which was piloted in our Distribution IXQFWLRQ ,W LV DQWLFLSDWHG WKDW WKLV ZLOO EH extended and rolled out further in 2017. As we navigate tougher operating environments, we recognise that our people require greater levels of support to remain engaged and resilient. During 2016 we introduced a series of workshops outlining simple and practical techniques to help improve personal performance and wellbeing. We also added experienced talent in preparation for the increasingly complex UHJXODWRU\ UHTXLUHPHQWV RI 0L),' ,, DQG WKH 6HQLRU 0DQDJHUV DQG &HUWLÞFDWLRQ 5HJLPH Retention of talent is key to our People VWUDWHJ\ ,Q 2016, QHDUO\ 20% RI YDFDQFLHV IRU SHUPDQHQW SRVLWLRQV ZHUH ÞOOHG E\ internal hires, demonstrating the value that Henderson’s commitment to development has on the growth of the business. We also launched our global mobility policy to ensure a consistent approach to employees undertaking projects or new roles in different locations. Global mobility is a crucial element of globalisation by facilitating knowledge sharing, increasing collaboration, cementing our culture and developing diverse thought leadership across the business. Looking forward Our people are undoubtedly our most important asset and the reason we have made VXFK VLJQLÞFDQW SURJUHVV DJDLQVW RXU JURZWK DQG JOREDOLVDWLRQ VWUDWHJ\ ,I WKH PHUJHU is approved by our shareholders, in 2017 we will enter a new era in the evolution of the organisation. Our People strategy will focus on successfully unifying the individual Janus and Henderson businesses to create a powerful, global asset manager. The merger will provide greater career development opportunities for our employees and the strong global brand will attract world class skills and talent. As our cultures align, our shared values of collaboration, client service and commitment WR WKH QHZ ÞUP ZLOO FHPHQW WKH RUJDQLVDWLRQ and remain central to achieving our goals. Henderson Group plc Annual Report 2016 STR ATEGIC REPORT CORPOR ATE GOVERNANCE FINANCIAL STATEMENTS OTHER INFORMATION Aims and objectives Supporting our employees with their philanthropic activity and giving back to our local communities is central to the Community pillar of our corporate responsibility programme. The particular areas we focus on are our community ÞQDQFLDO HGXFDWLRQ LQLWLDWLYHV DQG employee volunteering. Progress in 2016 • Henderson hosted three RedSTART ÞQDQFLDO HGXFDWLRQ GD\V LQ WKH /RQGRQ RIÞFH DQG RIIHUHG ÞQDQFLDO HGXFDWLRQ and career preparation sessions in the US. We continue to collaborate with other LQYHVWPHQW ÞUPV WR LQFUHDVH WKH SURYLVLRQ RI ÞQDQFLDO HGXFDWLRQ WR \RXQJ SHRSOH • ,QWHUQDO FDPSDLJQV IRU WKH /RQGRQ &LW\ Giving Day 2016 resulted in a 50% increase in participation in our Give As You Earn (GAYE) scheme with donation matching. • There has been a 100% increase in employees registering for volunteering worldwide. • We introduced the opportunity for employees to donate part of their bonus to charity and continued to match employee charity fundraising in the UK and US. • All employees are encouraged to take one day’s paid leave each year for volunteering. These are used for a variety of causes from mentoring young people to working in animal centres. • Henderson continued to support the Disasters Emergency Committee and our long-standing East London charity partner, Community Links. • Donations were made to our partner charity in Asia, Angkor Hospital for Children, and to our US partner charities, Make a Difference Wisconsin, Hunger Task Force and Ronald McDonald House. Employee course attendance (%) Professional Skills Courses31 Financial and Client14 Management and Leadership28 Career Development 7 Performance Management14 Resilience6 Corporate Responsibility: Community

20 STRATEGIC REPORT

Our business model

Our client-centric business model is scalable, increasingly well-diversified and sustainable.

Our value chain

Client-centric approach ······ Market-leading products and services ······ Assets under management ······ Active fund management

Client-centric approach

A culture of client-centricity is at our heart, based on the principle that our customers should be treated fairly at all times. We work with clients through collaborative long-term relationships built on trust and transparency. Client satisfaction is the key measure on which success is judged.

Market-leading products and services

By properly understanding our clients' challenges and evolving needs, we shape products and services to deliver market-leading solutions for our clients' current and future needs.

Assets under management

Our clients entrust money to Henderson – either their own or money they manage for their clients – and expect us to deliver the benefits specified in their mandate or fund prospectus. Our AUM increases or decreases, primarily depending on:
- our ability to attract and retain clients' money
- our investment performance
- markets and currency
- acquisitions and divestments.

Active fund management

As active managers with unique individual perspectives unconstrained by a house view, our teams invest and manage funds according to a specified mandate. Their expertise covers European Equities, Global Equities, Global Fixed Income, Multi-Asset and Alternatives.

Drivers of our success

Growing global footprint

Growing global footprint and distribution model with Retail and Institutional clients, tailored to local needs through local presence and marketing material.

Successful investment track records

Successful investment track records in both traditional and alternative investment styles, across a diverse product range.

High-calibre teams

High-calibre teams are the most significant resource used by Henderson to manage clients' assets, including investment management, client relationship management, operations, finance and assurance.

Strong, investment-led culture

Strong, investment-led culture based on the values of collaboration, conviction and responsibility, enabling us to adapt to changing market conditions and making Henderson a sought-after place to work.

A scalable, increasingly well-diversified business model

How we make money

Our most important source of revenue is management fees, usually represented as a percentage of the money we manage for clients. We may also receive a performance fee from clients when our managers deliver strong investment performance.

We earn our fees from a diverse range of investment strategies across a widening global footprint, which increases the resilience and sustainability of our business model.

Our business model is scalable, which means that revenue growth should be followed by earnings growth.

Henderson Group plc Annual Report 2016

21

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Responsible investment

Henderson is committed to the principles of good stewardship and responsible investment, and to being a positive influence on the companies in which we invest.

Strong risk framework

We manage assets within a clearly defined risk management framework, monitored by our investment risk team to ensure the level of risk taken for each portfolio is in line with client expectations.

Commitment to responsible investment

Commitment to responsible investment and a deeply held sense of corporate responsibility, to our clients, our people, the communities in which we work and the environment.

Compelling brand proposition

Knowledge. Shared, enhanced by our growing reputation for timely, relevant digital content for clients.

Delivering sustainable value

For clients
- Returns generated through strong investment performance
- Shared investment knowledge and insight
- Trust

For shareholders
- Sustained income and profit growth
- Strong profit conversion
- Dividend growth and capital returns

For employees
- Attractive career prospects
- Competitive remuneration and benefits
- Strong corporate culture

We apply stringent cost discipline to our business, while at the same time making sure we have the right remuneration arrangements in place to attract and retain top-class talent across all business functions.

We invest to grow our business in a careful and targeted way:

- Organic growth and globalisation
- Value-accretive acquisitions

A high proportion of our earnings converts into cash, which we distribute to shareholders, usually via ordinary dividends.

As our capital position strengthens, we will have increased flexibility to redeploy excess capital and increase returns to shareholders.

This balance between cost discipline, reward and investment is key to the long-term success of our business.

Henderson Group plc Annual Report 2016

22 STR ATEGIC REPORT Regional focus: Australia – a high growth business opportunity in a large and fast-growing market Based on the acquisitions RI 3HUHQQLDO )L[HG ,QWHUHVW Partners, Perennial Growth Management and 90 West Asset Management and with SURYHQ VWURQJ FOLHQW LQßRZV Henderson Group plc Annual Report 2016 ACCELERATING GROWTH

23 2016 growth in AUM 42% Total AUM managed for clients £10.9bn Successful acquisitions and integration, quickly gaining GLYHUVLÞHG JURZWK PRPHQWXP Our recent acquisitions mean that we now have a compelling suite of investment VROXWLRQV LQ $XVWUDOLD, DFURVV Þ[HG LQWHUHVW, equities, alternative investments and commodities, as well as established platform relationships and a growing Institutional client base. Strong global brand Our Australian heritage and shareholder base, as well as the excitement our local team has created around our growing EXVLQHVV, PHDQ WKDW ZH EHQHÞW IURP high levels of brand recognition. Global perspective Immediately after the acquisitions of Perennial Fixed Interest Partners, Perennial Growth Management and 90 West Asset Management, we connected our Australian businesses to our Institutional-grade operating model, global investment teams and systems. Henderson Group plc Annual Report 2016 STR ATEGIC REPORT CORPOR ATE GOVERNANCE FINANCIAL STATEMENTS OTHER INFORMATION

24 STR ATEGIC REPORT Core investment management capabilities ,Q D \HDU QRWHG IRU LWV YDULHW\ DQG unpredictability, the diversity of Henderson’s investment capabilities provided a stabilising force. Henderson is committed to the principles Social and Governance (ESG) issues Many asset classes in 2016 provided attractive returns but volatility in currencies and rotation among sectors meant there was wide dispersion beneath the market KHDGOLQH ÞJXUHV For Henderson, 2016 had its challenges, and aggregate performance slipped FRPSDUHG ZLWK D YHU\ VWURQJ 2015 ,Q SDUW, WKLV UHßHFWHG WKH XQH[SHFWHG RXWFRPHV RI the political set-pieces that punctuated the year, together with the sharp deviations in investor sentiment between ‘risk on’ and ‘risk off’. Henderson has spent the last few years, investing in its risk management capabilities, its investment teams and their support functions. This meant that we were prepared to meet the challenges of a trickier year on a much surer footing. Strength in depth Henderson’s investment management FDSDELOLW\ LV EXLOW RQ ÞYH SLOODUV t (XURSHDQ Equities, Global Equities, Global Fixed ,QFRPH, 0XOWL-$VVHW, DQG $OWHUQDWLYHV $FWLYH management is at the heart of our investment philosophy, with our products designed to allow careful research and manager talent to deliver attractive outcomes for clients. The breadth of asset classes covered, together with skills in long/short strategies and managing derivatives, allows Henderson to run a variety of actively managed funds and segregated mandates for investors of differing levels of sophistication. ,QYHVWPHQW WHDPV DUH ORFDWHG LQ RIÞFHV in Europe, the US, Asia and Australia. This provides global penetration that not only supports knowledge of local investment markets, but acts as a valuable bridge in allowing access to investment professionals ZKHQ HQJDJLQJ ZLWK FOLHQWV ,GHDV DUH VKDUHG DQG PDQDJHU VNLOO RU VSHFLDOLW\ LQ RQH RIÞFH is often translated globally as part of product development. Having a diverse range of capabilities proved pivotal in 2016 given meaningful shifts in asset preference. Appetite for European equities dissipated in the face of economic and political concerns but other capabilities were able to ignite investor interest. Within Alternatives, the long/short UK Absolute Return strategy, managed by Ben Wallace and Luke Newman, offered an attractive risk-reward proposition for investors concerned about Brexit, helping to offset RXWßRZV IURP 8. FRPPHUFLDO SURSHUW\ :RUULHV DERXW D PRUH LQßDWLRQDU\ RU ULVLQJ \LHOG HQYLURQPHQW OHG ,QVWLWXWLRQDO LQYHVWRUV to favour our multi-asset credit strategies over investment grade products. Meanwhile the VWUDWHJLF Þ[HG LQFRPH 5HWDLO IXQGV PDQDJHG by John Pattullo and Jenna Barnard or the equity-based funds managed by Alex Crooke DQG WKH *OREDO (TXLW\ ,QFRPH WHDP DSSHDOHG to Retail clients looking for income. ,QYHVWPHQW LQ WDOHQW LQ HDUOLHU \HDUV EHJDQ to pay off, with Glen Finegan’s Global Emerging Markets (GEM) team winning several mandates, and the high yield credit and several of the newly-launched AlphaGen strategies delivering strong performance. As assets grew in more established strategies, we added analyst and portfolio management talent to areas such as Cautious Managed and UK Absolute Return. The following pages provide greater detail about developments within each pillar. Shareholder voting participation 97% 2015: 95% Henderson Group plc Annual Report 2016 Aims and objectives of good stewardship and responsible investment, and to being a positive LQßXHQFH RQ WKH FRPSDQLHV ZH LQYHVW LQ We believe integrating Environmental, into our investment decision-making and ownership practices will help deliver better investment outcomes for our clients. We aim to ensure that our approach to responsible investment is a positive differentiator for Henderson as we seek to grow and globalise the business. Progress in 2016 • Good progress made in conducting ESG desk reviews for all investment teams. • Enhanced client reporting on ESG issues, LQFOXGLQJ GHYHORSLQJ RI Þ[HG LQFRPH VSHFLÞF UHSRUWLQJ • Continued good performance in the DQQXDO 8135, DVVHVVPHQW VXUYH\ DQG Tier 1 status in respect of the UK Stewardship Code. • Work undertaken to raise the prominence RI VSHFLDOLVW 65, SURGXFWV ERWK LQWHUQDOO\ and externally. Corporate Responsibility: Responsible investment Group AUM and investment outperformance AUM 31 Dec 2016 Core capability(£bn) % of assets at/exceeding relevant benchmark over: 1 year 3 years European Equities 19.7 26% 86% Global Equities 34.0 34% 70% *OREDO )L[HG ,QFRPH 28.1 80% 76% Multi-Asset 5.1 48% 42% Alternatives 14.1 62% 99% Total Group 101.0 50% 77%

25

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

European Equities

> "We are seeing the return of pricing dispersion, the lifeblood of active managers looking to add value through stock selection."
>
> **John Bennett**
> Head of European Equities

European Equities AUM (£bn)



£19.7bn

What are the key features of the European Equities capability?

Henderson is renowned for having a strong European Equities business, reflecting depth in both the team and the product range. The team comprises 21 specialists with an average of 20 years' experience. Each team member operates in a collaborative environment where the sharing of research and ideas is encouraged. There is no over-arching team view, however, with managers able to implement their views according to where they believe the best potential lies for investors, in line with portfolio mandates and regulatory rules.

Depth in product is demonstrated by the range of strategies that the team manages, including portfolios with distinct geographic exposures or different style biases. This spectrum of strategies allows Henderson to meet the European equity needs of a wide range of clients with different risk profiles.

What have been the challenges and highlights of 2016?

For much of 2016 a combination of initially weak economic data and an unsettled political backdrop cast a shadow over European equity markets. Matters were not helped by strong momentum in US equities acting as a magnet for US stocks and the forthcoming 2017 European political calendar inviting caution among investors. For the most part, the region proved unpopular with investors and the industry generally experienced outflows, irrespective of the value available at an individual stock level.

We were not immune to this environment. The biggest setback was the US-domiciled Henderson European Focus Fund, which is part of the US mutual fund range and managed separately by Stephen Peak. This fund experienced a net outflow of nearly £1.2bn in response to disappointing relative performance and US investors expressing a preference for their domestic market. Large outflows also included £749m from the Henderson Horizon Pan European Equity Fund and £531m from the Henderson Gartmore Continental European Fund. While these redemptions are disappointing, both of these funds retain a large investor base and closed the year well above £3bn each in size. Amid the challenging backdrop, we understood the importance of communication, remaining measured in what we said to clients and ensuring they understood our strategies and took confidence from our longer-term mindset.

Greater asset stability was seen in our OEIC range, where the translation effect of weaker sterling versus the euro gave a boost to returns for UK-based investors in European assets. There was also ongoing demand for the Henderson Horizon Euroland Fund, which attracted net inflows of £362m for the year as investors demonstrated a drift away from defensive growth towards more value-orientated strategies.

Aggregate relative performance for the capability weakened in 2016 as outperformance in smaller cap strategies was offset by underperformance among the more sizeable large cap funds. The percentage of assets outperforming their benchmark over one year to 31 December was 26%, although over the more meaningful three year period was a strong 86%.

Were there any changes to the team?

We continued to strengthen the team in 2016 with the promotion of James Ross, who is now working alongside Tim Stevenson as co-manager of the Henderson Horizon Pan European Equity Fund. James has been with Henderson since joining the graduate scheme in 2007 and continues our long-term strategy of developing talent in-house. Marc Schartz and Dan Davies also joined the team to provide additional analyst support.

What are you most excited about seeing develop in 2017?

The shock Brexit result marked the start of a rotation away from quality growth and other 'safe haven' areas, towards areas considered better value – a process that accelerated with Trump's victory in the US election. Although challenging, this rotation means we are seeing the return of pricing dispersion, the lifeblood of active managers looking to add value through stock selection.

If we are right, then we may be seeing signs of a long-awaited shift from a growth to value market on a global basis. This would have enormous implications for global asset allocators and could favour the structurally value-biased markets of the world, such as Europe.

Henderson Group plc Annual Report 2016

26 STR ATEGIC REPORT Our range of specialist and broad-based global strategies should be well placed to capture the secular trend for country GLYHUVLÞFDWLRQ DPRQJ LQYHVWRUV r Graham Kitchen Head of Equities Global Equities What are the key elements of the Global Equities capability? Our Global Equities capability continues to offer investors a broad range of investment strategies managed by specialist teams, some of which are global in nature while RWKHUV IRFXV RQ VSHFLÞF UHJLRQV RU FRXQWULHV Through experience, our expert teams have developed their own investment approaches, free to capture attractive investment opportunities without the hindrance of a ‘house style’. In general, how was 2016? Overall, global equities rose during 2016 with some markets, such as the US, reaching record highs. Market growth, however, was punctuated by periods of volatility, driven by changeable economic data and political shocks, which led to challenges for some VWUDWHJLHV 7KLV ZDV UHßHFWHG RYHU WKH RQH \HDU SHULRG, ZLWK 34% RI IXQGV RXWSHUIRUPLQJ their benchmark, compared with 70% outperforming over three years. By the end of 2016, assets under management in the FDSDELOLW\ VWRRG DW €34 0EQ (XS IURP €28 2EQ in 2015). What were the highlights? Despite ongoing volatility and the riskier nature of investing in developing markets, investors began to allocate back to Emerging Market (EM) Equities. Our EM strategy DWWUDFWHG JOREDO ßRZV RI €11EQ, QRWDEO\ IURP $XVWUDOLDQ DQG 8. ,QVWLWXWLRQDO LQYHVWRUV Our Global Equities franchise as a whole H[SHULHQFHG LPSURYLQJ ,QVWLWXWLRQDO ßRZV across geographies. Aside from EM, highlights included the £700m investment into our Technology strategy from a European FOLHQW DQG D QHW 86$594P IURP 86 FOLHQWV into the Geneva Small Cap Growth Strategy. ,Q $XVWUDOLD, WKH *OREDO 1DWXUDO 5HVRXUFHV Equities team, which became fully part of Henderson in 2015, won a £190m mandate, cementing this team’s credentials in a sector that is enjoying renewed appetite from investors. Demand for income also showed no sign of DEDWLQJ ZLWK QHW ßRZV LQWR WKH DERYH-DYHUDJH \LHOGLQJ 86 PXWXDO *OREDO (TXLW\ ,QFRPH Fund, lifting this fund to more than £3.2bn in size. Henderson’s equity income heritage was highlighted when The City of London ,QYHVWPHQW 7UXVW SOF UHDFKHG 50 \HDUV RI consecutive annual dividend increases. Elsewhere, our Global Growth Fund won the Global Equity category at the UK-based ,QYHVWPHQW :HHN DZDUGV Were there any challenges? ,Q WKH 86, GRPHVWLF LQYHVWRUV WHQGHG WR ORRN closer to home, and, after several years of strong performance, the £3.5bn US mutual ,QWHUQDWLRQDO 2SSRUWXQLWLHV )XQG UHFRUGHG D QHW RXWßRZ RI €317P, H[DFHUEDWHG by disappointing returns in 2016. Brexit concerns and recent relative XQGHUSHUIRUPDQFH DOVR OHG WR QHW RXWßRZV on several of our UK equity funds. Did momentum remain in the sustainable funds? ,QYHVWRU LQWHUHVW LQ (QYLURQPHQWDO, 6RFLDO and Governance (ESG) investing continued WR VWUHQJWKHQ, ZLWK RXU ßDJVKLS *OREDO &DUH Growth Fund climbing above £500m in size and total assets across our three ESG funds amounting to nearly £1bn. Flows remained strong in the second half of 2016 even as higher commodity prices led to some sector rotation towards fossil fuel and extraction companies as investors subscribed to the long-term sustainable prospects of the strategy. What are you most excited about seeing develop in 2017 and beyond? We are particularly excited by the momentum that is building in our EM Equities proposition. This has the potential to attract further sizeable JOREDO LQßRZV IURP PXOWLSOH LQYHVWPHQW channels given the growing reputation of the team. The international acquisitions are also beginning to bear fruit as Australia and the US deepen their market presence, something that will see an even bigger step change through the planned merger with Janus Capital Group. There also appears to be rotation towards equities among asset allocators, particularly since the election of Donald Trump as the US president. While the threat of protectionist policies to the global economy is a concern, D UHßDWLRQDU\ HQYLURQPHQW FRXOG ERGH ZHOO IRU corporate growth, earnings and dividends. Henderson Group plc Annual Report 2016 Global Equities AUM (£bn) €34 0EQ

27

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Global Fixed Income

"Our broad product offering stood us in good stead as we were able to leverage our reputation for investing across the ratings spectrum."

Phil Apel
Head of Fixed Income

Fixed income markets were supported for much of 2016 by investor interest from income-seeking and liability-matching investors, together with asset purchases from several central banks, some of which broadened their buying programmes to include corporate bonds. The period was, however, bookended in early 2016 by a sharp sell-off in credit and in late 2016 by a rise in government bond yields prompted by stronger global economic data and the inflationary rhetoric of the incoming US president Donald Trump. Over the one and three year periods to 31 December 2016 some 80% and 76% of our fixed income funds met or exceeded their benchmark respectively.

Were there notable themes to the market?

Political shocks contributed to higher yields in US and some peripheral European sovereigns but elsewhere they generally ended the year lower, contributing to strong performance among strategies sensitive to longer duration, while most of our credit funds performed well thanks to good security selection and tighter credit spreads. Historically low bond yields – particularly in Europe – began to cause resistance among investors, however, and we witnessed some rotation into strategic bond mandates. In this regard, our broad product offering stood us in good stead as we were able to leverage our reputation for investing across the ratings spectrum.

What were the highlights of 2016?

Our Institutional business benefited from earlier product development and the relationships they had established. Appetite was strong for our Global Credit, Multi-Asset Credit and Buy & Maintain Credit strategies, with assets in the latter strategy growing to a fresh high of £6.2bn at year end. At the end of 2015, we launched the Institutional Short Duration Bond Fund, and in 2016 this strategy came in to its own by directly addressing the needs of clients with low risk tolerance to movements in bond yields.

It was pleasing to see our products attract clients across geographies and business channels. The Strategic Fixed Income team drew an additional £363m into their UK-domiciled funds aimed at Retail clients, lifting total funds well above £3bn, and their US-domiciled fund grew by a further 40% to US$430m in size. A mandate with a European investor led to £250m being invested in global investment grade credit, while consistent performance in high yield was recognised with a €300m mandate from a European investor, set to fund in 2017. In Australia, the business acquired from Perennial in 2015 performed well, retaining the client base and seeing positive net fund flows, the largest of which was an Australian fixed interest mandate worth nearly AU$510m. External endorsement was also encouraging: Henderson was named Fixed Income Manager of the Year at the 2016 European Pensions Awards and in Australia won the Australia Fixed Income category at the Money Management Fund Manager of the Year awards and the Australian Financial Review Smart Investor Blue Ribbon Award for 'Best Australian Bond Fund'.

Were there any challenges?

There are always challenges. Low absolute yields on European investment grade offered limited attraction to clients and like many of its peers the Henderson Horizon Euro Corporate Bond Fund suffered net outflows of £645m. There were some mandate losses in more traditional segregated accounts such as core credit and core gilts, but we took encouragement from the wins among multi-asset credit and our newer outcome-orientated strategies.

What are you most excited about seeing develop in 2017 and beyond?

We continue to work with clients to address their needs and are in the final stages of developing a strategy designed to help maturing pension schemes generate regular cashflow. It is also good to see earlier product developments delivering for clients. The Multi-Asset Credit strategy reaches its fifth anniversary in summer 2017, with performance on target since inception and over £900m in assets. Investing across different types of bonds we believe this product offers attractions to investors seeking diversification and who are concerned about the direction of bond yields.

Global Fixed Income AUM (£bn)



£28.1bn

Henderson Group plc Annual Report 2016

28 STRATEGIC REPORT

Multi-Asset

> "Our broad instrument remit is particularly valuable as we are not obliged to invest in any geography or asset if conditions are unfavourable."
>
> **Paul O'Connor**
> Head of Multi-Asset

What differentiates the Henderson Multi-Asset Team?

One of the most attractive things about managing multi-asset strategies is that we have a huge investment opportunity set. At Henderson, our multi-asset funds are typically run to broad investment mandates, allowing us to exploit opportunities in a wide range of asset classes and geographies. We have great freedom in how we implement our ideas, choosing among active, passive and smart beta vehicles[1], investing in funds managed by our Henderson colleagues as well as those by other investment houses.

Our job is to build well-diversified, risk-aware portfolios that meet or exceed our clients' expectations for capital growth. Of course, some of our mandates have other more specific objectives as well, such as income generation, specified risk-targets or cost constraints. Our investment process is team-based, which allows us to blend together all our different specialist skill-sets for every fund we manage. On the team, we have expertise in asset allocation, including macroeconomics and quantitative analysis and in fund selection, covering not only traditional asset classes but a wide range of alternative asset classes as well.

What have been the highlights and challenges of 2016?

As we expected, 2016 was a fairly volatile year for global investors but ultimately a rewarding one. While it was clear from the outset that investors were going to have to deal with an unusually high level of political risk during the year, few anticipated the outcomes of the big political events and even fewer could have predicted the market impact of each. The UK's referendum decision to leave the European Union and Donald Trump's victory in the US presidential election were major surprises for pollsters and investors alike and were events that caused significant turbulence in financial markets.

Although the volatility surrounding these events was often very challenging, it did also present investment opportunities. At times like these, our broad instrument remit is particularly valuable as we are not obliged to invest in any geography or asset if conditions are unfavourable.

In terms of performance, the decline in aggregate performance for the capability compared with 2015 can be attributed to a cohort of segregated balanced mandates where underperformance of less than 0.1% over a three year period dragged 30% of assets into underperforming territory, together with a couple of large funds similarly missing the top half of their peer group by one or two percentiles. In total 48% of funds outperformed their benchmark over one year and 42% over three years. The aggregate figures masked the fact that all of the funds in the retail range delivered positive returns for the year, with many in double digits. There was also a strong story developing in the institutionally-focused Diversified Growth fund, which, over one, three and five years to 31 December 2016, is ranked in the top quartile of its peer group for its risk-adjusted returns.

On the product side, our focus during 2016 has been on managing our existing multi-asset range, rather than adding new funds. We continued to work with marketing to raise client awareness and understanding of our Core Solutions range, where the compelling mix of asset diversification and a regular income helped contribute to net inflows across all four funds in the range. Overall, however, there was a net outflow of £200m across the total multi-asset retail fund range, although more than half of this reflected the winding-up of the Optimum Investment Management business, which was completed in June 2016. On the institutional side, our marketing efforts have been focused on the Henderson Diversified Alternatives Fund, a highly differentiated fund that offers clients exposure to a wide range of listed alternative assets such as commodities, hedge funds, private equity and infrastructure.

What are you most excited about seeing develop in 2017 and beyond?

We think it will be a year in which the global economy experiences more growth and more inflation than in recent years but with less support from central banks. We believe that 2016's upsurge in political turbulence globally is more of a regime shift than a blip and expect more flare-ups in 2017. While the benefits of active fund management are often overlooked in the sort of liquidity-driven, trending markets seen in recent years, the more challenging conditions that we see for 2017 should be a great opportunity for active managers to prove their worth.

Multi-Asset AUM (£bn)



£5.1bn

Note

1. Smart beta vehicles include indices based on style factors such as value, growth, volatility or dividend-targeting strategies.

Henderson Group plc Annual Report 2016

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Alternatives

Henderson's broad range of alternative strategies provides diversification to our equity, fixed income and multi-asset revenue streams. Uncertainty and volatility within traditional asset classes meant investor interest towards the alternatives sector remained strong, with assets at period end rising to £14.1bn.

Absolute return

Henderson has been active within the absolute return equity space for a number of years, with both global and regionally-focused products. During 2016, the UK Absolute Return strategy proved popular with investors looking for returns with low volatility in a market shaken by Brexit-induced uncertainty. Inflows of £1.4bn took strategy assets to £5.5bn. The strong long-term track record contributed to the Henderson UK Absolute Return Fund winning the 'Absolute Return' category at Investment Week's 2016 Fund Manager of the Year Award for the second year running, a feat that was also repeated by the fund at the Money Observer Fund Awards 2016.

AlphaGen

Within the AlphaGen Capital range the funds that were launched in October 2015 made an impressive start: the AlphaGen Developing Markets Best Ideas Fund returned 29% in 2016, while the AlphaGen Energy Best Ideas Fund provided a triple digit percentage return over 2016 as the manager deftly channelled the recovery in the oil price. Meanwhile AlphaGen Elnath, a long/short hedge fund version of the energy fund was among the best in its peer group. The AlphaGen Japan Absolute Return Fund and the AlphaGen Japan Select Absolute Return Fund, however, were both closed following a large client withdrawal and the retirement of the fund manager, leading to a combined outflow of just over £250m from these two funds.

Volantis

In November 2016 it was announced that the eight-person Volantis team, which manages a number of UK small cap mandates, will transfer to Lombard Odier Investment Managers. This move is expected to take place in March 2017 and lead to a sale of c.£850m of assets.

UK commercial property

Overall, 2016 was a testing time for UK commercial property. The EU referendum had a negative effect on market sentiment and led to abnormally high withdrawals from property funds. This put exceptional liquidity pressure on the Henderson UK Property PAIF, exacerbated by dealing suspensions among other direct property funds.

To be fair on all clients, dealing in the PAIF and its Feeder Fund was suspended from 5 July 2016 so cash levels could be raised in an orderly fashion. Good performance was crystallised on properties that were sold and the investment team ensured an income-focused portfolio of high-quality assets was retained. The PAIF and Feeder Fund were able to re-open to dealing on 14 October 2016. Assets in the combined funds amounted to £3.2bn at 31 December 2016, down from £4.2bn a year earlier. While it was disappointing to have temporarily suspended dealing we received positive feedback on our handling of the suspension and for keeping clients fully informed.

Diversified alternatives

Performance across Commodity, Agriculture and Multi-Strategy products was broadly positive on both benchmark relative and absolute terms. While flows were strong in Multi-Strategy products, Commodity flows were flat, due in part to poor investor sentiment towards both hard and soft commodities in the earlier part of the year.

Henderson's Multi-Strategy team manages portfolios for primarily institutional investors, with the aim of generating returns from inefficiencies in global equity and fixed income markets. Sophisticated investment techniques are applied using four differentiated trading strategies – Fundamental, Relative Value, Liquidity, and Event Driven – all of which delivered positive returns in 2016.

In 2010 the Multi-Strategy team saw potential in the Liquidity strategy as a stand-alone hedge fund product, and now manages over £390m in this successful strategy. Following consistent performance, the team see similar potential in a sub-strategy of Relative Value – which uses a novel process to exploit a persistent supply-demand anomaly in the market for equity forwards – as the next 'spin-out' product, aiming to launch in 2017.

Alternatives AUM (£bn)



£14.1bn

Henderson Group plc Annual Report 2016

30 STR ATEGIC REPORT Regional focus: Continental Europe and LatAm – a business with strong growth potential Based on global banking relationships, DQ H[SDQGLQJ ,QVWLWXWLRQDO FOLHQW EDVH and a diverse product offering across asset classes. Total AUM managed for Continental Europe and LatAm based clients £22.1bn Henderson Group plc Annual Report 2016 STRENGTHENING RELATIONSHIPS

31 Top three Retail funds Henderson Gartmore Continental European £3.7bn Henderson Gartmore UK Absolute Return £3.6bn Henderson Horizon Pan European Equity £3.2bn Broader relationships with global banks and institutions We are devoting more resource to our global banking relationships and our institutional clients, who are increasingly looking to us for a broad range of investment styles. Focus on absolute return We are focused on using our specialist expertise to help advisors meet client demand for security in an uncertain environment. Global perspective Swiss banks UBS and Credit Suisse are among our largest global clients. We aim to match their global reach, and provide them with appropriate client solutions wherever they operate. For more information on our investment management capabilities, see page 24 Henderson Group plc Annual Report 2016 STR ATEGIC REPORT CORPOR ATE GOVERNANCE FINANCIAL STATEMENTS OTHER INFORMATION

32 STRATEGIC REPORT

Client relationships and brand

In a year that reshaped world views, collaborating and communicating with clients was of the utmost importance.



"One of the most pleasing things for me about 2016 was to see our relationships with clients proving their worth. The feedback from many clients has been that our ability, under Henderson's *Knowledge. Shared* proposition, to provide tailored products, education and insights genuinely added value."

Phil Wagstaff
Global Head of Distribution

2016 was remarkable in many ways. It was a year in which people were forced to recalibrate their world view and what it meant for investment markets. It is in these challenging conditions that the value of relationships with clients is tested and asset managers are judged on the quality of service and information they provide.

One of the most pleasing things for me about 2016, therefore, was to see our relationships with clients proving their worth. The feedback from many clients has been that our ability, under Henderson's *Knowledge. Shared* proposition, to provide tailored products, education and insights genuinely added value.

A challenging backdrop

The uncertain economic backdrop was generally mirrored by investor appetite at an industry level. Key themes included:

- Continued rotation from active to passively managed products globally, albeit this was most prevalent in the US
- Net outflows from equities, with European equities generally one of the least favoured asset classes
- Alternatives products, particularly those with a track record of delivering positive absolute returns, were popular
- Fixed Income funds were in demand for much of the year, although sentiment shifted following the US election.

Regional focus

Henderson's global footprint means we see common challenges and themes shaping clients' asset allocation decisions worldwide. We also, however, see regional specific shifts in appetite at the wholesale and institutional levels globally and therefore place significant value on our local presence to properly interpret and cater to these.

1. Europe, Middle East and Africa (EMEA)

Wholesale

EMEA provided a challenging backdrop for active managers generally with net sales in Continental Europe and the UK in negative territory for the first time since 2011 and 2008 respectively. Flows were impacted in the run up to the UK's referendum on leaving the European Union in June and the 'leave' vote led to sharp outflows. While flows increased through the second half of the year, the US election brought ongoing uncertainty and the inflows were not enough to take the industry back into positive territory by year end.

For Henderson, we saw strong sales in the region within our absolute return, European equity value, sustainable investing, strategic fixed income and emerging market equity products. Outflows reflected the wider industry trends, with European equities particularly out of favour.

Across Europe we continued to build on strong relationships with global distributors. We have a number of products on recommended lists and work hard to ensure we provide the level of service required to support these. This includes regular fund manager meetings, attending and hosting events and tailoring the communications, reporting and marketing support we offer to the appropriate level.

Institutional

2016 overall was a strong year for EMEA Institutional. Our core UK-based business benefited from the continuing trend of pension schemes seeking to de-risk away from equities into lower risk and/or liability-matching asset classes such as bonds. Henderson is well-placed to meet this need given our experienced and highly-regarded fixed income investment capability. Appetite from new and existing clients was strong within our multi sector fixed income strategies.

Henderson Group plc Annual Report 2016

33
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Commercial Property challenges

2016 saw a number of challenges associated with commercial property for our UK clients and our Distribution team. In May, the Henderson UK Property Unit Trust converted to Property Authorised Investment Fund (PAIF) status. This brought tax benefits to eligible investors but required a high level of engagement to explain the changes and assist investors with any action they needed to take.

Close behind the conversion was the Brexit vote; this led to uncertainty in the run up to the vote and then a sharp sell-off in the subsequent weeks. The shift in sentiment led to substantial withdrawals and, in turn, liquidity issues for some of the direct property funds within the sector with many, including our own, taking the decision to temporarily suspend daily dealing. Explaining the rationale for the suspension and then providing regular updates for investors on the progress being made to allow the fund to reopen was particularly important. While it was disappointing to have to apply the suspension, it was necessary to allow for an orderly disposal of assets and to act in the best interests of the majority of clients seeking to remain invested. There were more than 15,000 views of the regular updates we posted on our website and feedback from clients was positive on how the suspension was handled. It was also pleasing to see that upon reopening, the fund retained the bulk of its assets with investors continuing to value the high quality nature of this income-focused fund.

FINANCIAL NEWS
2016 AWARDS FOR EXCELLENCE

WINNER Moneyfacts Award 2016

Moneywise Investment Trust awards 2016

In addition, it was pleasing to see the diversity of inflows across the EMEA region and our more specialist equity products gaining in popularity. This included large mandate wins for our Global Technology and Emerging Market Equities teams. Outflows, which were generally limited, tended to reflect asset allocation changes and shifts in strategy such as moving into Liability Driven Investment.

The ongoing strength of our fixed income offerings and the broader range of our specialist products are encouraging for the future. We continue to work closely with clients to develop new products, an example being our new Short Duration Bond strategy developed to meet the Solvency II related needs of a large UK client. We have also developed a new investment strategy designed to help pension schemes that are cash flow negative. It was also pleasing to receive third party validation of our client-led approach with Henderson being named by Financial News, one of Europe's leading institutional publications, as the '2016 Asset Manager of the Year'.

Alternatives

The volatile macro backdrop to 2016 saw investors becoming increasingly nervous about equity markets. As a result, various alternatives strategies that seek absolute returns with minimal correlation to traditional asset classes gained in popularity. At Henderson we were able to cater for this demand, both through our equity long/short UCITS products and our AlphaGen Capital hedge fund range. AlphaGen provides sophisticated investors with a diversified range of alternative strategies and customised solutions including equity long/short, benchmark-agnostic long only, commodities, agriculture, risk premia and multi-strategy offerings across developed and emerging markets.

Investment Trusts

Within our UK-based investment trust business, highlights included The City of London Investment Trust plc reaching the milestone of fifty consecutive years of delivering increases in the annual dividend paid to shareholders, followed shortly after in early 2017 by the Bankers Investment Trust plc reaching a similar milestone – a significant achievement for both trusts. We also saw the rollover of the £155m Henderson Global Trust plc into a choice of the Henderson International Income Trust plc and the Bankers Investment Trust plc. Henderson Global Trust plc did not have sufficient scale to remain relevant to investors in the global sector and the transaction provided shareholders with the choice of a global equity income strategy or a continuing global growth strategy. The fact that shareholders did not require a cash exit reflected confidence in Henderson's investment management teams.

Our capabilities within the investment trust space were recognised externally throughout the year with Henderson winning the Moneywise Investment Trust Group of the Year award for the third consecutive year, the Best Investment Trust Provider award at the Investment Life and Pensions Moneyfacts Awards 2016 and three awards at the Investment Week Investment Company of the Year Awards 2016. We also won the AIC Shareholder Communications 2016 awards for Best Website, for the third year running, and the inaugural Best PR Campaign.

2. America

United States

The environment for active managers was particularly challenging in the US, with net sales across the industry in significant outflow since May 2015. This was a result of a combination of uncertainty at a macroeconomic level, notably around Brexit and the US election, and the continued trend towards passive investments. At a sector level, investors favoured fixed income through the majority of the year and had a preference for domestic rather than international equities, historically a strong capability for Henderson. This preference reflected the strength of the US dollar and the relative strength of the US equity market, however we expect flows to pick up again as and when this trend reverses. The end of the year saw a notable shift in appetite following the US Presidential Election in November, with rising inflation expectations contributing to a sell-off in fixed income and reallocations to equities.

For us, flows in some part reflected the industry's wider trends, with our European and International equity products in net outflow and our Strategic Fixed Income funds in strong demand. Where we bucked the trend was in Global Equity Income, with investors attracted to the team's focus on

Henderson Group plc Annual Report 2016

34 STR ATEGIC REPORT Client relationships and brand continued global companies exhibiting stable and growing dividend streams. We also saw interest in our Global Emerging Markets team, which is fast establishing a strong reputation. :LWKLQ WKH ,QVWLWXWLRQDO VSDFH LQßRZV ODUJHO\ centred on our US small and mid-cap equity VWUDWHJLHV DQG WKH *OREDO (TXLW\ ,QFRPH franchise. US offshore/Latin America 2016 saw a further strengthening of our US offshore and Latin American business. This is structured to provide diversity both in terms of the clients we service and the investment capabilities we offer. The year saw a number of drivers reshaping the backdrop IRU ßRZV DQG DSSHWLWH. 7KHVH LQFOXGHG changes at a regulatory and market level that encouraged reinvestment back into domestic markets. Argentina was a case in point, with WD[ UXOH FKDQJHV EULQJLQJ VLJQLÞFDQW FDSLWDO back onshore, while economic improvements in Brazil led investors to move assets previously allocated internationally closer WR KRPH. ,Q OLQH ZLWK WKLV VKLIW DQG WKH widespread negative sentiment towards (XURSHDQ HTXLWLHV WKHUH ZHUH RXWßRZV IURP Henderson’s European products, but it was pleasing to note that these were well below the industry average and testament to the relationships we have developed in the region. With a dedicated team with a local presence servicing the US offshore market and the strengthening of our Latin America distribution team in 2016, we see these as key growth markets for Henderson in the years to come. Our product range is well-suited to the needs of investors in the region and we look forward to building on the strong relationships already established and broadening our distribution footprint further. 3. $VLD 3DFLÞF Australia 2016 was year one in a three year plan for our Australian distribution team. The strategy is built around the domestic products managed by the investment teams that joined as part of our 2015 acquisitions of Perennial Fixed ,QWHUHVW 3DUWQHUV (QRZ +HQGHUVRQ $XVWUDOLDQ )L[HG ,QWHUHVW) DQG 3HUHQQLDO *URZWK Management (now Henderson Australian Equities), alongside Henderson’s global offerings. The latter include Global Equity ,QFRPH *OREDO (PHUJLQJ 0DUNHW (TXLWLHV Global Natural Resources and Global Fixed ,QWHUHVW 7RWDO 5HWXUQ VWUDWHJLHV. ,W ZDV SOHDVLQJ WR VHH WKH SURJUHVV PDGH against this plan in 2016. This included the EHGGLQJ GRZQ RI WKH $XVWUDOLDQ )L[HG ,QWHUHVW and Australian Equity teams, and strong fund ratings being maintained from both asset consultants and research houses. The Global Natural Resources team also delivered strong performance in absolute terms, and saw its assets under management double since joining Henderson in 2015. Our Australian and global capabilities have been well received in Australia, following our highly successful ‘Knowledge. Shared’ national roadshow presented in all major capital cities. With pleasing levels of net sales IURP D GLYHUVLÞHG FOLHQW EDVH PDQGDWH ZLQV and notable pipeline opportunities, the IRXQGDWLRQV QRZ VHHP ÞUPO\ ODLG WR EXLOG RXW our Australian business in the years ahead. Asia ,QYHVWRU DSSHWLWH LQ $VLD ZDV DOLJQHG ZLWK JOREDO WUHQGV UHßHFWLQJ DQ XQZLQGLQJ RI exposure to European equities and the ongoing search for yield. At a product level, ZH EHQHÞWHG IURP UHFRJQLVHG VWUHQJWK LQ RXU Global Property Equities capability, strong ßRZV LQWR RXU &KLQHVH HTXLWLHV VWUDWHJ\ DQG demand for our Japanese Smaller Companies offering, supported by a strong consultant rating. Global Technology, while challenged in the short term, is a longer-term theme that clients are embracing and our Global Emerging Markets team is beginning to gain traction. Another pleasing theme has been both wealth management and institutional clients becoming increasingly open to discussing new ideas and initiatives with our distribution team. These initiatives range from product development through to contributing to marketing initiatives with our Knowledge. Shared proposition extremely well received. ,Q -DSDQ WKH QHJDWLYH \LHOG HQYLURQPHQW OHG to increased appetite for income generally. We also had success with a property equities mandate with a big institutional client and successfully expanded our reach to clients through an enhanced digital platform. Product developments At Henderson, the Global Product Team sits within Distribution and plays an integral part in ensuring our offerings are aligned with clients’ needs. The team provides governance for all funds and strategies, and gauges the suitability of new offerings as well as ensuring that existing products remain relevant to the clients to which they are marketed. The emphasis within this area in 2016 was on allowing many of the new teams brought into the business in recent years to bed down and continue to build meaningful track records. ,Q DGGLWLRQ WKHUH ZHUH WDFWLFDO ODXQFKHV LQ various jurisdictions to allow wider access to new strategies; these included launching an Emerging Market Equities product in Australia. Knowledge. Shared ,W LV SDUWLFXODUO\ SOHDVLQJ WR VHH RXU Knowledge. Shared approach continuing to resonate with clients globally. We introduced the Knowledge. Shared concept with our UHEUDQG LQ 2014 WR UHßHFW WKH LPSRUWDQFH we place on transparency of approach, partnerships with clients and the sharing of insight and thought leadership from our investment teams. Education and development At a distribution level Knowledge. Shared encompasses a wide variety of interactions with clients and prospective investors. These include roadshows and webcasts covering topical investment themes and challenges. ,Q WKH 8. IRU H[DPSOH 346 480 KRXUV of structured Continuous Professional Development were delivered by Henderson in 2016 including discussing ‘Tomorrow’s World’ sustainable investment at a 25 date roadshow. Events through the year included the annual Henderson New Year conference in London, the Knowledge. Exchange in Paris, Asian equities-focused events in Singapore and Hong Kong and tailored conferences for our US and LatAm clients. Client dialogue Knowledge. Shared also encompasses the two-way dialogue with clients that we value so highly. This ranges from feedback from customer surveys at the end investor level through to one-to-one discussions with fund selector and institutional clients. The latter allows our managers to provide their views in an open and frank manner, helping clients make informed asset allocation decisions. ,PSRUWDQWO\ LW DOVR DOORZV XV WR XQGHUVWDQG the shifting needs of clients and assess where we might have the expertise to deliver VROXWLRQV. ,Q WKH LQVWLWXWLRQDO VSDFH WKLV has led to a number of successful product Henderson Group plc Annual Report 2016

35
STRATEGIC REPORT
CORPORATE GOVERNANCE
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OTHER INFORMATION

The impact of Brexit


KNOWLEDGE. SHARED

Future trends



Henderson Global Dividend Index


HENDERSON GLOBAL DIVIDEND INDEX

launches in recent years with strategies designed for a particular client subsequently adapted to meet wider demand.

To support this dialogue, we seek to make our fund managers' thinking readily available to clients. This insight is delivered in as timely a manner as possible, in a variety of formats and at the appropriate level of sophistication for our range of clients globally.

The intention is to provide a level of candour and honesty not necessarily expected from an asset manager and we encourage our managers to 'call it as they see it'. At times this may result in managers explaining that they believe the market to be overvalued with limited buying opportunities. While at odds with the industry's usual 'sales messaging', we believe that it is on this kind of honesty that strong long-term relationships and an open dialogue with clients will be built.

Thought leadership

In terms of fund manager insight, 2016 saw *Knowledge. Shared* actioned in a variety of ways with the turbulence at a macroeconomic level repeatedly leaving clients seeking expert views and opinions. Our 'Brexit: investment impact' content campaign, which we launched in February, at year-end included 35 articles, 14 videos and two guides with content translated into eight languages. The content produced was promoted digitally across the world in a variety of ways, resulting in more than 50,000 website views and strong engagement in terms of email open and click through rates.

A similar content delivery model was adopted for the US election with 22 articles, two videos and a guide produced in the run-up to and in the aftermath of the vote. This was again popular, resulting in more than 20,000 website views globally. We also provided timely manager reaction to other events including central bank monetary policy decisions, government bonds moving into negative territory and the impact of fluctuating commodity prices. These macro reaction content campaigns resulted in positive feedback from clients and Henderson being highly commended in the 'Digital Marketing Campaign of the Year' category at the Investment Week 'Investment Marketing and Innovation Awards 2016'.

In addition to the time-sensitive manager reaction pieces, we also seek to provide content that addresses the longer-term themes shaping the investment landscape. In 2016 this included the relaunch of the Henderson Global Snapshot, a digital overview of the economic themes to watch and our Multi-Asset team's asset allocation dashboard.

We also launched the Henderson Future Trends content series that explores the drivers with the potential to reshape the investment landscape in the years to come. As part of the series, academics and industry specialists contribute expert views, while Henderson's investment managers explain what the trends mean at a portfolio level. Launched in September, the series has been viewed nearly 15,000 times.

The Henderson Global Dividend Index (HGDI) is another *Knowledge. Shared* initiative that continues to go from strength to strength. HGDI is a long-term study into global dividend trends – the first of its kind – and measures the progress that global firms are making in paying investors an income on their capital. It has repeatedly won awards for the insight it brings into dividend-related investing at a time when income is in such high demand.

HGDI helped Henderson take top spot for Best Content and Best Digital Marketing at the UK's 2016 Financial Services Forum Awards, along with two commendations for Public Relations and Integrated B2B Marketing. This followed wins at the Citywire Goldmine Awards for Best Interest and Best Thought Piece campaign. In total Henderson has won six awards and received two commendations in 2016 for its work on HGDI – including beating the World Health Organisation to best global PR Campaign at the Chartered Institute of Public Relations Awards.

We see the various aspects of *Knowledge. Shared* as valuable additions to the performance-based service we provide to clients. It is the tangible representation of our investment teams' intellectual capital that we seek to make available to clients through market conditions good and bad.

Corporate Responsibility: Clients

Aims and objectives

Client engagement is a central theme of Henderson's Corporate Responsibility programme. We are committed to meeting the expectations of our clients and to ensuring the fair treatment of customers is fully integrated into our business model.

Progress in 2016

Customer Satisfaction

We undertake focused customer satisfaction studies to better understand our customers' needs. These include:

UK Retail

- 2016: Grant Thornton/IFDS1 Customer Call Satisfaction Score 95.4/100 (2015: 95.9/100).
- 2016: IFDS Investor in Customers rating (IIC): *** Exceptional (2015: *** Exceptional).

EMEA Institutional

- 2016: Client service experience rated as satisfied, quite satisfied or very satisfied 100% (2015: n/a, 2014: 98% (above average or excellent)).

For more information on progress against our client engagement objectives, refer to our Key Performance Indicators on page 40

Henderson Group plc Annual Report 2016

36 STRATEGIC REPORT

Financial review

Since the launch of our Growth and Globalisation strategy at the end of 2013, we have improved the quality and quantity of our earnings.



"The increasing diversity of the business by product, client base and geography means that the Group has a strong foundation for the future."

Roger Thompson
Chief Financial Officer

AUM

£101.0bn

2015: £92bn

Financial performance

Henderson achieved underlying profit before tax of £212.7m, a decrease of 3% (2015: £220.0m) driven by lower underlying net income.

Underlying net income was £594.7m, down 4%. This reduction was driven by lower performance fees of £40.4m (2015: £98.7m) in a period of significant market volatility, partially offset by higher management fees.

Management fees – our principal revenue stream – increased by 8% to £505.9m, primarily driven by market and FX gains in 2016 as well as strong flows in 2015.

Management fee margins fell to 53.0bps, largely due to business mix and one-off effects.

Total operating expenses decreased by 2% to £378.7m, demonstrating the Group's ability to control costs.

A 16% decrease in variable compensation, reflecting business performance, was partially offset by increased fixed employee compensation as a result of 2015 headcount increases, FX and wage inflation.

Non-staff operating expenses increased by 4%.

The Group delivered an operating margin of 35.1% (2015: 35.7%), in line with the first half.

Our compensation ratio improved to 43.7% (2015: 44.6%), reflecting lower variable compensation.

Underlying profit after tax decreased by 14% to £169.7m, primarily reflecting an increased tax charge for the period of £43.0m. The resulting effective tax rate for the period was 20.2%, in line with guidance.

Diluted underlying EPS decreased by 12% to 15.2 pence, primarily driven by a higher effective tax rate and lower underlying profits.

Henderson Group plc Annual Report 2016

37

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Underlying profit before tax

£213m

2015: £220m

AUM and flows

The Group's total AUM as at 31 December 2016 was £101.0bn, reflecting net outflows of £4.0bn, and positive market and FX movements of £13.0bn.

Against a challenging backdrop of market volatility and political uncertainty, Retail flows were negative in 2016, with net outflows of £4.6bn. At the start of the year, clients reduced their risk appetite and demand for European assets moderated. This theme continued throughout the year as political events unfolded, most notably the UK's referendum on EU membership and the US Presidential election.

In the UK, the Group saw an increase in outflows in the aftermath of the referendum, as political and market uncertainty intensified. Most notably, the Group saw an acceleration of outflows from the Henderson UK Property Fund and trading was suspended on 5 July 2016, allowing the fund to dispose of assets and rebuild liquidity. The fund re-opened on 14 October 2016, with modest redemptions.

Encouragingly, the diversity of the Group's product range helped to mitigate the impact of the referendum, with demand for UK absolute return and fixed income strategies. The Group also benefited from positive flows in the Australian Retail fund range, captured within the Group's 'UK OEICs/Unit Trusts/Other' product line.

Retail SICAV flows turned negative in 2016, as clients reduced their exposure to European assets and held higher proportions of their portfolios in cash. Outflows were most acute in the last week of June 2016, immediately after the UK referendum.

US mutual fund flows were broadly flat for the first half of the year but turned negative following the UK referendum. Fund outflows accelerated in the second half of the year, reflecting a reversal in demand for non-US assets and the outcome of the US Presidential election.

The Institutional business had a successful year, with positive net flows of £0.6bn.

Financial KPIs (on underlying operations)	2016
3 year investment performance	**77%**
Net fund flows	**(£4.0bn)**
Management fee margin	**53.0bps**
Compensation ratio	**43.7%**
Operating margin	**35.1%**
Profit before tax	**£212.7m**
Diluted EPS	**15.2p**

AUM by channel (£m)	Opening AUM 1 Jan 16	Net flows	Market/ FX	Closing AUM 31 Dec 16
Retail	56,915	(4,616)	7,054	59,353
Institutional	35,070	607	5,921	41,598
Total	**91,985**	**(4,009)**	**12,975**	**100,951**

Net flows by product	£m
Retail	**(4,616)**
UK OEICs/Unit Trusts/Other[1]	(1,002)
SICAVs	(2,584)
US Mutuals	(1,128)
Investment Trusts	98
Institutional	**607**
Total	**(4,009)**

1. Other includes Investment Trusts, Australian Managed Investment Schemes and Singapore Mutual funds.

Despite net outflows at the start of the year driven by previously notified redemptions and the closure of funds in areas of limited client demand, flows were particularly strong in the second half, reflecting the Group's continued success in its core UK business and an increasingly global client base in Continental Europe, the US and Australia. Most notably, the Group saw early success in its Global Emerging Markets strategy.

Whilst it remains difficult to predict the trajectory of Institutional flows, it was encouraging to see increasingly diverse sources of flow this year, by client, geography and strategy. Pleasingly, the pipeline of new business – notified but unfunded – remains strong following the recent announcement of the recommended merger of equals with Janus and we are excited about our future prospects in this key segment.

Further commentary on fund flows within the channels and geographies in which the Group operates, can be found in the 'Client relationships and brand' section (pages 32 to 35).

Overall market and FX movements for the period totalled £13.0bn driven by positive markets and currency translation gains – a benefit from our increasingly global business mix and Sterling weakness.

Although 2016 was a challenging year for Henderson and its clients, Henderson delivered 5% net new money growth (excluding Property related AUM with the exception of Henderson UK Property PAIF) over the three years to 31 December 2016 – a positive result in light of muted industry growth.

The increasing diversity of the business by product, client base and geography means that the Group has a strong foundation for the future.

Henderson Group plc Annual Report 2016

38 STRATEGIC REPORT

Financial review
continued

Management fees and fee margins

Management fees were up 8% to £505.9m (2015: £468.3m). The principal positive drivers were market movements and currency translation benefits in the period, the Australian acquisitions in November 2015 and strong flows in 2015, partially offset by outflows in 2016. The negative drivers were one-off adjustments to fees and rebates, a reclassification of certain elements of US mutual fund fees to other income and general margin reduction.

The Group's management fee margin averaged 53bps in 2016, a decrease of 2bps on the 2015 exit rate (55bps), largely attributable to one-off adjustments to management fees and mix shifts in the second half – Retail outflows coupled with an increase in Institutional AUM. As a result, the Retail exit margin declined to 71bps. The Institutional exit margin saw a small decline to 25bps.

Performance fees

In 2016, long-term investment performance held up well in difficult market conditions, with 77% of funds outperforming on a three year basis. One year performance was more challenged, with 50% of funds outperforming.

Henderson delivered performance fees of £40.4m, a decrease from the exceptional level reported in 2015 (£98.7m).

In 2016, the Group saw lower performance fees from SICAVs and its offshore absolute return range. In the SICAV range, performance fees were lower for the Henderson Gartmore UK Absolute Return fund and no performance fees were paid on some of the European equity long only funds including Henderson Pan European Alpha and Henderson Horizon Pan European Equity, which generated significant performance fees in 2015. A reduction in offshore absolute return performance fees was largely attributable to the closure of the Japanese Absolute Return funds in the first quarter and lower performance fees elsewhere in the range.

Performance fees in 2016 were generated from 52 funds and accounted for 7% of net fee income (2015: 16%).

The Group continues to generate performance fees from a diverse range of products, creating a solid foundation for the future.

Income drivers (underlying)

	2016 £m	2015 £m
Income		
Management fees (net of commissions)	505.9	468.3
Performance fees	40.4	98.7
Other income	37.4	34.8
Net fee income	**583.7**	**601.8**
Income/(loss) from associates and joint ventures	0.5	(0.2)
Finance income	10.5	17.3
Net income	**594.7**	**618.9**

Expense drivers (underlying)

	2016 £m	2015 £m
Expenses		
Fixed employee compensation and benefits	113.3	99.9
Variable employee compensation and benefits	141.9	168.7
Total employee compensation and benefits	**255.2**	**268.6**
Non-staff operating expenses	123.5	118.2
Total operating expenses	**378.7**	**386.8**
Finance expenses	3.3	12.1
Total expenses	**382.0**	**398.9**

Other income and income from associates and joint ventures

In 2016, other income rose from £34.8m to £37.4m, an increase of 7% largely due to a re-allocation of income from management fees. The largest component of this line item is a general administration charge to UK funds.

Income from associates and joint ventures increased from a £0.2m loss in 2015 and turned positive at £0.5m in 2016 due to the results of Northern Pines following closure of the joint venture in early 2016.

Total operating expenses

Total operating expenses decreased by 2% to £378.7m, largely driven by a 5% decrease in employee compensation and benefits.

The reduction in employee compensation and benefits was driven by lower variable employee compensation and benefits, which were down 16% to £141.9m. The fall in variable compensation, despite higher bonus deferral amortisation in comparison to 2015, reflects weaker business performance, principally investment performance and flows.

Fixed employee compensation increased by 13% to £113.3m, primarily reflecting investments made in the second half of 2015 – notably the acquisitions in Australia – and a wage increase averaging 3%. Adverse currency movements contributed £3.4m or 3% to the increase in fixed staff costs.

The Group's resulting compensation ratio for the period was 43.7%.

Non-staff operating expenses increased by 4% to £123.5m, reflecting higher information technology and investment administration costs.

Finance income and expenses

Finance income decreased from £17.3m in 2015 to £10.5m in 2016. The decrease primarily reflects the prior year £10.9m one-off gain on seed capital invested in the property funds sold to TIAA-CREF as part of the sale of the Group's 40% stake in TH Real Estate.

Finance expenses decreased from £12.1m in 2015 to £3.3m in 2016, following repayment of the £150.0m 2016 Senior Notes in March 2016.

Henderson Group plc Annual Report 2016

39 ,Q 2016, WKH *URXS VDZ DQ LQFUHDVH LQ LWV HIIHFWLYH WD[ UDWH UHßHFWLQJ FKDQJHV LQ WKH *URXSpV JOREDO WD[ SURÞOH, JURZWK LQ KLJKHU WD[ jurisdictions and non-recurrence of one-off credits, which reduced the effective tax rate in 2015. We expect the Group’s effective tax rate to remain near the UK tax rate up until the proposed merger. Liquidity and capital management Total cash and cash equivalents at 31 'HFHPEHU 2016 ZHUH €244 0P, D decrease from £381.6m reported in 2015. The Group repaid the £150.0m 2016 Senior Notes in March 2016 from cash resources. 7R HQVXUH WKH *URXS KDG DFFHVV WR VXIÞFLHQW liquidity following repayment, Henderson entered into a one year revolving credit facility IRU €30 0P ,Q )HEUXDU\ 2017, WKH IDFLOLW\ was extended for a further one year period. Currently, there are no amounts drawn down under this facility. Should the recommended merger with Janus Capital complete, it is anticipated that the revolving credit facility will be replaced with a facility for the combined Group. Unrestricted cash stood at £225.7m after excluding cash held in consolidated structured entities. ,Q 2016, WKH *URXS JHQHUDWHG FDVK ßRZV from operating activities of £178.7m. These ZHUH RIIVHW E\ FDVK ßRZV IURP LQYHVWLQJ DFWLYLWLHV RI €54 4P, SULPDULO\ LQ UHODWLRQ to seed capital investments, consolidated structured entities and hedging, and an RXWßRZ RI €280 9P IURP ÞQDQFLQJ DFWLYLWLHV, ODUJHO\ UHßHFWLQJ UHSD\PHQW RI WKH 2016 Senior Notes and dividend payments. The Group is subject to regulatory oversight by the FCA and overseas regulatory bodies. The Group ensures it is compliant with its regulatory obligations at all times. Until April 2016, the Group operated under an investment ÞUP ZDLYHU IURP FRQVROLGDWLRQ VXSHUYLVLRQ ,Q February 2017, Henderson received feedback from the FCA following its review of the Group’s capital position. Henderson’s standalone capital requirement is £216.0m, resulting in capital above regulatory requirement of £69.0m as at 31 December 2016 (2015: £100.0m based on Henderson’s internal calculations). This includes a GHGXFWLRQ IRU WKH 2016 ÞQDO GLYLGHQG Henderson is committed to the active management of its cash and capital resources. The strength of its capital position gives ßH[LELOLW\ DURXQG WKH GHSOR\PHQW RI FDVK DQG capital, be that via organic growth, inorganic investment or returns to shareholders. Despite announcing the intention to buy back shares to the value of £25m in the second half of 2016, the Group decided to cease its on-market share buyback programme following the announcement of the recommended merger of equals with Janus. Dividend The Group operates a progressive ordinary dividend policy and expects to grow ordinary dividends broadly in line with underlying earnings growth over the medium term. The Board declared an interim dividend of 3.20 pence per share and is recommending D ÞQDO GLYLGHQG IRU 2016 RI 7 30 SHQFH SHU share, bringing total dividends for 2016 to 10 50 SHQFH SHU VKDUH 7KH SURSRVHG ÞQDO dividend will be paid on 19 May 2017 to shareholders on the register on 5 May 2017. 2Q 24 -DQXDU\ 2017, WKH *URXS DQQRXQFHG its intention to pay Henderson shareholders DQ H[WUDRUGLQDU\ GLYLGHQG, UHßHFWLQJ LWV ÞUVW quarter 2017 earnings, prior to the closing of the merger. The anticipated dividend payment will be of commensurate value to any Janus ÞUVW TXDUWHU 2017 GLYLGHQG, DQG UHPDLQV VXEMHFW WR ÞQDO +HQGHUVRQ %RDUG DSSURYDO 15% Mandates Offshore Acquisition related and non-recurring items The acquisition related and non-recurring items are disclosed separately from that of WKH *URXSpV XQGHUO\LQJ SURÞW WR HQDEOH WKH XVHUV RI RXU ÞQDQFLDO VWDWHPHQWV WR EHWWHU XQGHUVWDQG WKH FRPSRQHQWV RI RXU WRWDO SURÞW These costs totalled £60.1m after tax (2015: £35.9m) and are primarily attributable to intangible amortisation of previously acquired investment management contracts. ,Q 2016, WKH *URXS UHFRJQLVHG QRQ-UHFXUULQJ costs of £12.2m before tax relating to deal and integration expenses due to the proposed merger with Janus Capital. Tax 7KH *URXSpV SROLF\ LV WR HQVXUH WKDW SURÞWV DUH subject to tax in accordance with applicable tax laws and regulations in the jurisdictions in which it operates. The tax charge on the Group’s underlying SURÞW IRU 2016 ZDV €43 0P, UHVXOWLQJ LQ DQ HIIHFWLYH WD[ UDWH RI 20 2% (2015 10 4%) in comparison to a UK corporation tax rate of 20.0% (2015 pro-rata: 20.25%). Henderson Group plc Annual Report 2016 STR ATEGIC REPORT CORPOR ATE GOVERNANCE FINANCIAL STATEMENTS OTHER INFORMATION Performance fees 6,&$9V 33%Segregated Absolute , QYHVWPHQW Return25%Trusts8% 8. 2(,&V Other3% & Unit Trusts16%

40 STR ATEGIC REPORT Key performance indicators We measure our strategic and operational progress through a set of indicators that focus on core performance factors. Treating customers fairly (7&)) Investment performance over 1 and 3 years (%) 1HW IXQG ßRZV (€P) Link to strategy With our clients’ needs at the heart of everything we do, we continue to strive to meet the expectations of our clients and their customers and to embed the fair treatment of customers into WKH ÞUPpV EXVLQHVV PRGHO Embedding is measured using monthly management information to derive a ‘Red Amber Green’ (RAG) rating for each of the six FCA TCF outcomes. Link to strategy Strong investment performance underpins our growth strategy, our reputation and our ability to attract net new money from clients. We measure the percentage of our assets at or exceeding the relevant metric over one and three years to monitor our performance. Link to strategy 1HW IXQG ßRZV DUH D VWURQJ OHDG LQGLFDWRU RI WKH success of our strategy and are a key driver of UHYHQXH DQG SURÞWDELOLW\ 5HßHFWHG LQ WKH PL[ RI RXU IXQG ßRZV DUH LQYHVWPHQW SHUIRUPDQFH, distribution and client service, the success of our product offering in meeting client needs, and our strategy to globalise our business, as well as external market factors. Performance Our continued focus on meeting customer H[SHFWDWLRQV KDV SURDFWLYHO\ LGHQWLÞHG D QXPEHU RI VSHFLÞF DUHDV IRU HQKDQFHPHQW ZKLFK ZHUH addressed over the year (Outcome 5). Key customer-focused initiatives have included: • Henderson has taken a central role in co-ordinating industry feedback to regulators and industry bodies from both product manufacturers and distributors on important customer-focused UHJXODWRU\ FKDQJH VXFK DV 0L),' ,, • Continued engagement with the Henderson Customer Panel – providing a real time dialogue with 600+ of our UK direct Retail clients – to help better understand their needs and inform the launch of products and services • &XVWRPHU ,QWHUHVWV 6WDII 6XUYH\ RQ SHUIRUPDQFH in achieving client goals showed an improved UHVSRQVH UDWH DW 87% (2015 84%, 2014 (UK only): 71%). Performance • At the end of 2016, 50% of funds had outperformed over one year and 77% over three years, demonstrating consistently strong investment performance. Performance • 1HW QHZ PRQH\ RXWßRZ RI (4%) • 7RWDO QHW IXQG RXWßRZV RI €4 0EQ • )ORZV IURP RXU ,QVWLWXWLRQDO EXVLQHVV ZHUH particularly strong in the second half of the year, contributing £0.6bn for the full year • 5HWDLO QHW RXWßRZV RI €4 6EQ UHßHFWHG FOLHQWVp reduced risk appetite and a moderation of demand for European assets • Three year net new money growth of 5%1. Note Note * :KLOH +HQGHUVRQ GRHV QRW JLYH DGYLFH, ZH recognise our responsibilities as a product provider in satisfying ourselves that products we develop are being sold in line with our expectations of the type of customer for which they were designed. 1. Excludes AUM subject to Property WUDQVDFWLRQV ZLWK 7,$$-&5() DQG UHVXOWDQW 7+ 5HDO (VWDWH -9 $80 EXW LQFOXGHV Henderson UK Property fund. Henderson Group plc Annual Report 2016 RAG count (months) 2015 2016 Outcome 1 Culture Outcome 2 Products 2015 2016 Outcome 3 Information 2015 2016 Outcome 4 Advice* 2015 2016 Outcome 5 Performance 2015 2015 2016 Outcome 6 Barriers 1HW IXQG ßRZV (£bn) 10,000 -2,000 -4,000 -6,000 2012 2013 2014 2015 2016 5HWDLO QHW ßRZV ,QVWLWXWLRQDO QHW ßRZV 7RWDO QHW ßRZV 8,000 6,000 4,000 2,000 0 Investment performance (%) 100 80 60 40 20 0 2012 2013 2014 2015 2016 % of assets at/exceeding relevant metric over: 1 year 3 years Treating customers fairly (TCF) 0 2016: achieved 2015: achieved 2016: Not yet achieved 2016 ,Q SURJUHVV 2015 ,Q SURJUHVV 12 10 8 6 4 2 KPI 3 KPI 2 KPI 1

41 For more information on our strategy go to page 14 Fee margins (ESV)2 Operating margin and compensation ratio (%)2 Earnings per share on continuing underlying SURÞW (S)2 Link to strategy Fee margins are under constant pressure across our industry – from clients, intermediaries, competitors and regulators. Our average fee margin is a strong indicator of our ability to adapt and respond to these pressures, by delivering the right product at the right price to our clients, globally. Link to strategy Our ability to deliver value to our clients and shareholders depends on achieving the right balance between investing in the growth of our business, rewarding and retaining our staff and RSHUDWLQJ HIÞFLHQWO\ 7KHVH WZR UDWLRV HQDEOH us to monitor this balance. Link to strategy Earnings per share on continuing underlying SURÞW LV D FOHDU PHDVXUH RI RXU DELOLW\ WR GHOLYHU VXVWDLQDEOH, SURÞWDEOH JURZWK RQ D JOREDO EDVLV, and deliver value to our shareholders. Performance • Total fee margin and net margin decreased to 61.1bps and 22.3bps respectively. The softening was predominantly driven by lower net fee income as a result of reduced performance fees • Management fee margin decreased to 53.0bps, ODUJHO\ DWWULEXWDEOH WR 5HWDLO RXWßRZV DQG RQJRLQJ fee pressure. Performance • Despite disciplined expense management, operating margin decreased in 2016 to 35.1%, driven by lower performance fee income • &RPSHQVDWLRQ UDWLR GHFUHDVHG LQ 2016 WR 43 7%, UHßHFWLQJ ORZHU YDULDEOH HPSOR\HH FRPSHQVDWLRQ DQG EHQHÞWV Performance • 'LOXWHG HDUQLQJV SHU VKDUH RQ XQGHUO\LQJ SURÞW decreased to 15.2 pence in 2016, down from 17.2 pence in 2015 • The contraction was primarily driven by a higher HIIHFWLYH WD[ UDWH (20 2% FRPSDUHG WR 10 4% LQ 2015) DV ZHOO DV UHGXFHG SURÞWV Henderson Group plc Annual Report 2016 STR ATEGIC REPORT CORPOR ATE GOVERNANCE FINANCIAL STATEMENTS OTHER INFORMATION Earnings per share on continuing XQGHUO\LQJ SURÞW (p)2 25 20 15 10 5 0 2012 2013 2014 2015 2016 Basic Diluted Operating margin and compensation ratio (%)2 50 45 40 35 30 2012 2013 2014 2015 2016 Compensation ratio Operating margin Fee margins (bps)2 100 80 60 40 20 0 2012 2013 2014 2015 2016 Total fee margin Management fee margin Net margin2 Note 2. Net margin, compensation ratio, operating margin and diluted earnings per share are DOO EDVHG XSRQ FRQWLQXLQJ XQGHUO\LQJ SURÞW which, while not a GAAP measure, in the opinion of the Directors, gives relevant LQIRUPDWLRQ RQ WKH SURÞWDELOLW\ RI WKH *URXS and its ongoing operations. KPI 6 KPI 5 KPI 4 Link to strategy 'HOLYHU ÞUVW-FODVV investment performance and service to our clients Expand our global investment offering to meet the current and future needs of our clients Diversify our business 2SHUDWH HIÞFLHQWO\

42 STRATEGIC REPORT

Risk management

The primary purpose of the Risk and Compliance functions is to assist Henderson in achieving its strategic objectives by 'doing the right business in the right way'.



"Market and liquidity risks, cyber risks and the intensity of regulatory change were key themes in the year."
Chris Chaloner
Chief Risk Officer

Developments in 2016

Macroeconomic and geopolitical risks throughout 2016 have continued to impact market prices and investors' risk appetite. These included:

- The low interest rate environment, with the potential that the rate cycle may be starting to turn as the year draws to a close
- Risks to emerging market economies, notably China, and related commodity price risks
- Continued uncertainty over the impact of the tightening of monetary policy in the US.

Geopolitical risks included:

- The UK's referendum on its EU membership, which led to investor hesitation in the run up to the vote, a subsequent market shock immediately following the result and nervousness over the medium term impact
- The US election, which has led to uncertainty following the anti-establishment result
- Sustained positioning of Russia in relation to eastern Europe and its increasing influence in the Middle East
- The increased terrorism threat and instability linked to ISIS and other extremist groups.

The market impact of the UK's referendum on EU membership was relatively short lived in relation to UK large-cap equities, however investor risk appetite in relation to European assets fell, triggering Retail redemptions. The referendum result led to a significant increase in redemptions in open-ended UK Property funds. Although we had increased the liquidity buffer in Henderson's UK Property Fund ahead of the referendum, the level of outflows – particularly after other funds in the sector suspended dealing – were higher than anticipated. We concluded it was in the best interests of investors to close Henderson's UK Property Fund to subscriptions and redemptions on 5 July 2016. Following a period of stabilisation and additional liquidity building, the fund re-opened to investors on 14 October 2016. The devaluation of sterling on the currency markets has been more sustained since the vote, although the impact on Henderson's business has been broadly positive.

Investment underperformance risk, both relative to benchmark and in absolute terms, continues to be a key risk affecting the Group's business. Market reactions to political events have made this a particularly difficult year to generate consistent investment performance and these risks remain as we go into 2017.

The intensity of regulatory scrutiny continued in the year. In the UK, the FCA published their interim Asset Management Market Study report, focusing on competition and value for money. The report contains a number of significant findings and the implications of the potentially far-reaching 'remedies', covering both retail investment funds and investment management services to institutional investors, will need to be assessed. The potential for downward pressure on fees appears high. Whilst the implementation deadline of MiFID II was delayed until January 2018, the scale of work required to meet the wide-ranging requirements has necessitated a significant programme of projects running throughout the year.

The competitive and technological advances in the industry have increased in the year, with the continued popularity of passive funds and ETFs, and the growing acceptance of alternative approaches such as smart beta investment or the provision of investment services by robo-advisors. The potential disruptive effect of these trends on our business model is closely monitored.

Henderson Group plc Annual Report 2016

43

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Risk management framework


Henderson Group plc Board
Board Risk Committee
Audit Committee
1st line of defence
2nd line of defence
3rd line of defence
Chief Executive & management
Risk & Compliance
Internal Audit

- Primary responsibility for strategy, performance and risk management lies with the Board, the Chief Executive and the heads of each division and operating business.
- Business management is responsible for ensuring Henderson has in place effective internal controls.

- Overall responsibility for risk management oversight lies with the Board Risk Committee.
- The CRO leads the Risk and Compliance functions which provide day-to-day independent monitoring and assessment of the risks in the divisions and operating business.

- Independent assurance on the effectiveness of the risk management systems is provided by Internal Audit reporting to the Audit Committee.
- Audit of business areas is based on an assessment of risk with higher risk activities audited more frequently.

Cyber risks have remained a key focus for the Group and its regulators in the year. The recruitment of an experienced Chief Information Security Officer in February, who works closely with the Risk function, further supported the firm's continued enhancements in this critical area.

There has been little structural change to the business in 2016, and so internal risks have remained broadly consistent with the prior year, in being primarily driven by the ongoing embedding and support of our global teams. Global risk management capabilities have continued to develop to ensure an appropriate level of partnership and challenge to the growing business.

Merger with Janus Capital Group

On 3 October 2016 Henderson announced its planned merger with Janus Capital Group, a global asset management firm based in Denver, USA. The benefits of the merger and how it fits with our strategic objectives have been articulated on pages 12 and 13. The risks associated with a merger of this scale include:

- The broad risk of strategic failure and negative economics from the transaction
- The risk of organisational stress and stretch leading to people, process or system failures
- The loss of key individuals or teams.

The strategic risks have been mitigated by a robust programme of due diligence carried out by a focused and experienced team. Organisational stress is being mitigated by separate completion and integration programmes, staffed by senior, experienced staff and supported by external specialists. Where business staff are engaged in completion or integration activities, consideration is given to the need for back-filling of roles to ensure that the business as usual functioning of the firm and our service to our clients is unaffected. Communication regarding the activities underway is frequent and as transparent as possible to ensure that staff are engaged in the process, and morale across the business is closely monitored by management and Human Resources.

Henderson Group plc Annual Report 2016

44 STRATEGIC REPORT

Risk management
continued

Capital position
Henderson's risk exposure has not materially changed in 2016. Through the continued delivery on our objectives, the Group's gross capital resources have increased and our capital position remains within the Board's risk appetite, with net capital above the £216.0m regulatory requirement by £69.0m at 31 December 2016.

Risk management framework
Risk management is a fundamental component of our global operating model and is deeply integrated in our day-to-day processes and controls. Although overall accountability for risk management lies with the Board, the principle of individual accountability and responsibility for risk awareness, monitoring and management is a key feature of our culture. All staff are assessed against their approach to, and demonstration of, risk management as part of the year end appraisal process.

Henderson's approach to risk management is documented in our risk appetite statement, which includes specific qualitative and quantitative statements covering the material risks which the Group faces as a result of its business model and strategy. The successful management of these risks is considered essential to the successful delivery of the Group's strategic goals and the risk appetite statement provides direction as to the levels of risk which the business can take. The statement is updated on at least an annual basis and incorporates risk limits which, if reached, will prompt management to take action to reduce risk levels. These are supported by a broad range of key risk metrics to ensure the Board is able to assess levels of risk across the business against the mandated appetite.

The risk appetite statement has been considerably enhanced during the year to provide more depth and transparency for the Board, covering the nine Principal Risks detailed on pages 46 and 47, and other significant risks noted below. The Board undertakes an annual review of the material risks affecting the firm to ensure that the Principal Risks identified remain relevant and appropriate from one year to the next.

Principal Risks:

- Investment performance
- Market
- Fund flow
- People
- Acquisitions and divestments
- Strategic
- Fund liquidity
- Regulatory change
- Operational, IT and legal.

Other Risks:

- Foreign exchange
- Pension obligation
- Tax
- Client concentration
- Interest rate
- Credit
- Corporate liquidity.

Henderson treats reputational risk as a consequence of other risks crystallising, rather than as a distinct category of primary risk in itself. Whilst considered a second order risk it is nonetheless critical, as any event that results in damage to Henderson's reputation or brand could trigger a consequential loss of client trust, on which the business is centred.

The Board and senior management take a forward looking view of risk to enable timely assessment and, where necessary, mitigation of new and emerging risks. The risk management process supports this approach through the early identification of emerging risks so that they can be evaluated alongside known and continuing risks.

The risk management framework is documented in the Group's risk management policy, a summary of which can be found on our website (henderson.com/ir).

Three lines of defence
Our framework utilises a 'three lines of defence' approach to managing risk.

The first line comprises the Chief Executive and business management, who are responsible for the management of the Group on a day-to-day basis in accordance with our risk appetite.

The second line comprises the Risk and Compliance functions which monitor the financial, investment, operational and regulatory risks in the business and the related controls in place to manage these risks. The Risk and Compliance teams report to the Chief Risk Officer (CRO), who is independent of management and reports directly to the chair of the Board Risk Committee (BRC). The CRO attends all Board, Audit Committee and BRC meetings and detailed Risk and Compliance reporting is provided to these meetings by the second line functions. The CRO is also a member of the ExCo to ensure that risk management remains central to all aspects of business strategy and management.

The third line comprises Internal Audit which provides independent assurance over the operational effectiveness of processes and controls across the business. Internal Audit reports directly to the chair of the Audit Committee.

Henderson's Assurance function
The Assurance function comprises both second line of defence (Risk and Compliance) and third line of defence (Internal Audit) activities. The primary purpose of the Risk and Compliance functions is to assist Henderson in achieving its strategic objectives by 'doing the right business in the right way'.

Consequently, Henderson will successfully protect all its clients' interests and its reputation as a trusted global asset manager. These goals underpin the work of all of Assurance, although each of the component parts of the function achieves them through different blends of educating, providing oversight and challenge, advising and supporting the business.

Henderson Group plc Annual Report 2016

45

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Viability statement

In accordance with the provisions of C2.2 of the UK Corporate Governance Code, the Directors have assessed the prospects of the Group, taking into account the current position and the principal risks that could have an impact on the Group's business model, future performance, solvency or liquidity (see pages 46 and 47). The Board has determined the principal risks through a process of consideration and assessment of Henderson's strategic objectives and current global business model.

The Directors have chosen to consider the prospects of the Group over a five year period, which is consistent with Henderson's strategic planning process.

As the Group is a regulated financial services business, the reports and procedures required by the Board to make its assessment are embedded within the Group's governance processes, which include, but are not limited to, the following:

- Budget and strategic planning results and assumptions reviewed by the Board containing profit, cash and capital forecasts over the next five years. This process also includes stress testing and a robust downside scenario. The scenarios are designed to be severe, yet plausible, and take into account the likely effectiveness of the mitigating actions that could be taken to reduce the impact should such an adverse event occur
- Consideration by the BRC of significant risk events that are designed to explore the resilience of the Group as part of its reverse stress testing process
- Consideration by the BRC of the Group's risk appetite statement
- Monitoring throughout the year by the BRC of the Group's strategic risk metrics.

The stress testing scenarios were performed on both a standalone and a projected post-merger with Janus basis and include a significant and protracted market downturn, poor investment performance and client withdrawals, as well as a scenario where the proposed merger does not complete.

The five year strategic planning period is considered an appropriate timescale over which to assess viability as this is the period assessed by the Board for its Internal Capital Adequacy Assessment Process (ICAAP) and is considered to be the length of time required to determine whether a new investment team or strategy will ultimately be successful from launch. The five year period provides less certainty of outcome than detailed one year budgets used to set internal targets, but provides a robust planning tool against which strategic decisions can be made.

The Board have a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over the period used for the assessment. In doing so, it is recognised that such future assessments are subject to a level of uncertainty that increases with time and, therefore, future outcomes cannot be guaranteed or predicted with certainty.

Henderson Group plc Annual Report 2016

46 STRATEGIC REPORT

Risk management
continued

Strategic priorities and associated principal risks

	Deliver first-class investment performance and service to our clients			Expand our global investment offering to meet the current and future needs of our clients	
	Investment performance	Market	Liquidity	Fund flows	Key personnel
Description	• Risk that Henderson funds fail to achieve their performance hurdles or benchmarks, or performance is poor relative to that of peer funds, leading to increased client redemptions and reduction in AUM associated revenues earned by the Group • Poor fund performance will also result in lower performance fees and reduced revenue.	• Risk that market conditions lead to a reduction in the value of clients' AUM and revenues earned by the Group • Risk that market conditions lead to a decline in the value of Group seed capital investments.	• Risk that underlying positions in funds managed by Henderson cannot be sold, liquidated or closed at a reasonable cost in an appropriate timeframe. As a result, a fund may incur losses and have a limited ability to meet its investor redemption obligations. Gating a fund could cause significant reputational damage.	• Risk of net redemptions by clients resulting in a decline in AUM and revenues earned by the Group.	• Risk that the departure of one or more key individuals, in e.g. ExCo or one of the Group's key investment or distribution teams, results in a significant impact on the Group's revenue, business growth and/or the retention of existing business, or that significant turnover results in operational inefficiency or failure.
Trends in 2016	• Weakened fund performance in challenging market conditions, with 50% and 77% of funds (weighted by AUM) outperforming over one and three years respectively.	• The volatile global market performance experienced in 2015, continued into 2016 • Short-term impacts to equity markets from shock events such as the EU referendum in the UK and the US election result impacted client AUM values, and global geopolitical risks continue to pose a threat • Continued low interest rate environment.	• A spike in redemptions following the result of the EU referendum in the UK led to the temporary suspension of the UK Property PAIF • Continued liquidity pressure in global fixed income markets • Sudden and large price movements in certain asset classes/securities became more frequent during the year.	• Flat flows in the first half of the year turned negative following the EU referendum vote in the UK, driven by negative investor sentiment and as a reflection of the Group's scale in European Equities • Improved Institutional flows • Positive flows in Australia.	• Staff turnover remained low throughout the year in key investment teams, although one member of the ExCo left the Company in the year • Concentration risk in European Equities has reduced in the year and the percentage of Group revenues managed by any individual remains diversified.
Mitigation	• Robust investment process including detailed research • Clearly articulated investment philosophy including analysis of our funds by comparing their performance against appropriate benchmarks • Broad range of asset classes and fund styles reduces the probability of all funds underperforming at the same time • Independent Investment Risk function provides monitoring and challenge to ensure that the level of risk taken for each portfolio is consistent with client expectations.	• Risk of a fall in the value of clients' AUM is mitigated by having a broad range of clients by distribution channel, product, asset class and region • A significant amount of our expense base is variable • Limits on the aggregate amount of seed capital investment, diversification of the assets invested and appropriate hedging of the risks.	• Liquidity risks considered during implementation of new products and approval of new instrument types • Dilution levies, swing prices and, in extreme circumstances, gating are used to ensure that all investors are treated fairly • Detailed oversight and challenge of holdings by Investment Risk, including stress and scenario testing of portfolios, with timely reporting and escalation to ExCo and Board • Close monitoring of global markets and liquidity events to ensure appropriate actions are taken as required.	• Diversity of sources of revenue by asset class, capability, fund style, strategy and geography • Diversity of investor base between Retail and Institutional channel and by geography • Solid long-term investment performance across product ranges.	• Competitive remuneration structures designed to recognise and reward staff performance that is in line with our principles • Succession plans are in place throughout the organisation to ensure that there is cover for key roles • Regular staff surveys are undertaken to identify any issues which could impact staff retention • Comprehensive training is offered to staff to improve skills and engagement • Strategy of sustaining broad and diverse fund manager teams to avoid dependence on single managers or teams.

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47

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Reputational risk

This is the risk that negative publicity regarding the Group will lead to client redemptions and a decline in AUM and revenue and/or to litigation. The risk of damage to the Group's reputation is considered more likely to result from one of the other risks materialising rather than as a standalone risk.

Reputational risk is, therefore, mitigated primarily by the controls in place around our principal risks, but is also supported by our client-centric culture, which focuses on openness, transparency and delivery for clients.

	Diversify our business		Operate efficiently	
	Acquisitions and divestments	Strategic	Operational, IT and legal	Regulatory change
	• Risk that an acquisition is a strategic failure, delivers negative economics or adversely impacts other parts of the business • Risk of organisational stress or process failures through potential demands on staff and resources through the need to integrate acquired businesses or to reorganise processes to divest parts of the business.	• Risk that Henderson's business strategy fails to deliver the required and expected outcomes for stakeholders • Risk that technological innovation and/or new market entrants within the asset management industry reduces profitability and requires a fundamental change to Henderson's business model.	• Risk of losses through inadequate or failed internal processes, people or systems or through external events. This includes the risk of loss arising from failing to manage our key outsourced service providers properly, failing to manage financial crime risks, failing to manage operational aspects of our global expansion, the risk arising from major disruption to our business, including from cyber crime, and the risk of losses from trade execution errors or breaches of investment mandates • Risk of losses from litigation.	• Risk that a change in laws and regulations, however driven, will materially affect the Group's global business or markets in which it operates. This risk may affect the business either directly or indirectly by reducing investors' appetite for our products, increasing capital requirements, restricting our ability to sell certain products or pursue specific investment strategies, reducing our profitability through fee restrictions, affecting our ability to retain key personnel and/or increasing the cost and complexity of the Group's business.
	• Announcement of the Group's proposed merger with Janus Capital LLC, targeted for completion in second quarter of 2017 • Announcement of the transition of the Volantis hedge fund team to Lombard Odier in the first quarter of 2017 • Wind down of the joint ventures with Northern Pines Capital and Optimum Investment Management.	• Continued innovation within the asset management industry, with ongoing focus on reduced costs and debate as to the relative merits of passive, 'smart beta' and active management strategies and business models • Emergence of low cost solution providers giving online discretionary investment management/ robo-advice.	• Continued increase in the number and sophistication of acts of cyber crime against firms generally • Global expansion increases general operational risks through new staff, locations, system requirements and new/expanded third party relationships • Issues experienced by some of our third party service providers as a result of change projects.	• The FCA Asset Management Market Study interim report highlighted the regulatory focus on competition and value for money in the sector • The pace of issuance of new regulation slowed, however the implementation of major regulatory change was a continued focus with central counterparty clearing for OTC derivatives, MiFID II and FCA Senior Managers and Certification Regime • UK referendum result and the ongoing uncertainty created.
	• Acquisitions/divestments/mergers considered only where they fit with our strategic goals and meet our financial criteria such that we can realise value for our shareholders. The Board's risk appetite statement includes quantitative and qualitative criteria that must be met by any acquisition/divestment • Thorough due diligence performed before any acquisition is made, including assessment of our ability to successfully integrate any acquired/merging business • Specific governance and project management structures implemented for acquisitions/ disposals • Integration risk, post-closing, is managed, monitored and reported.	• Concentration on delivery of Henderson's strategy through provision of first-class actively managed investment performance and service for our clients as efficiently as possible • Monitoring of emerging developments in the asset management industry, which might pose a threat to our current business model • Maintaining a clear understanding of our clients' needs through communication and interaction.	• Our control systems are designed to ensure operational and legal risks are mitigated to a level which is consistent with our risk appetite • Globally embedded 'three lines of defence' model is key • Dedicated Chief Information Security Officer recruited in the first quarter of 2016 to coordinate IT security and service delivery • Outsourced service providers are overseen by the relevant line function and the controls of key service providers are also reviewed by the Group's Assurance function • We maintain and test service and business continuity plans, including crisis management, which are designed to ensure that, in the event of business disruption, we can maintain our operations without material damage to the business.	• Continued active and constructive engagement with regulators through regular dialogue • Positive engagement in regulatory initiatives and studies • Regulatory developments are monitored by a dedicated team in Compliance, in liaison with external experts where required • Formalised cross-business project groups implement required changes to our business processes • Active involvement with and through relevant industry bodies.

Henderson Group plc Annual Report 2016

48 SCOTRRAPTOERGAICTERGEOPOVERRTNANCE Contents 49 50 54 Chairman’s introduction Board of Directors and leadership Strategy, governance structure and Board business Effectiveness Nomination Committee report Accountability Board Risk Committee report Audit Committee report Relations with shareholders Directors’ remuneration report Compliance statements and application of principles and recommendations Directors’ report Directors’ responsibilities statement Independent auditors’ report 56 57 59 60 62 66 67 85 89 91 92 CORPORATE GOVERNANCE

49

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Chairman's introduction



"The Board spent a great deal of time considering the merger with Janus Henderson, which continues to be the case."

Richard Gillingwater
Chairman

Dear Shareholder

I am pleased to report that we have continued on our journey of growth and globalisation with the proposed transformational merger of equals between Henderson and Janus Capital. As you would expect the Board spent a great deal of time considering the merger, which continues to be the case. Updates and presentations were made to the Board throughout 2016 and we also constituted a committee to oversee the necessary due diligence which considered the proposed structure, risk factors, finance issues, tax matters, operational matters, people matters and legal issues.

The Janus merger was considered against a backdrop of Brexit. Brexit dominated the headlines over the last year, and it is also a matter which received regular attention from the Board, with updates being made in the earlier part of the year regarding the possible outcome of the referendum vote and potential risks to the Group and, since the referendum, on the effect and possible implications of Brexit.

The Directors fully recognise the importance of corporate culture. During 2016, the Board received an update on the key actions underway to address the findings and conclusions reported to the Board following the review of culture carried out by Internal Audit and KPMG in 2015. In addition, a self-assessment of the culture of both Henderson and Janus Capital has been carried out which showed remarkably similar results between the two organisations.

As I usually mention, Henderson operates in a constantly evolving regulatory environment. A great deal of time was spent by a dedicated committee of the Board to review the work the Group is undertaking in enhancing various areas of its control environment. The work of this committee has since been transferred to the Audit Committee. See page 64 of the Audit Committee report.

We continue to have in place a robust governance framework that underpins and enables us to deliver on our strategy and support our business model and I hope you find useful the reports from the Chairs of the Audit, Nomination, Remuneration and Board Risk Committees.

This Corporate Governance Statement is correct as at 8 February 2017 and has been approved by the Board of Directors.



Richard Gillingwater
Chairman
8 February 2017

Our formal compliance statements with an explanation of how we applied the principles of the UK Governance Code and the recommendations set out in the ASX Principles are set out on pages 85 to 88

Henderson Group plc Annual Report 2016

50 CORPOR ATE GOVERNANCE Board of Directors and Leadership The Board comprises a Non-Executive Chairman, three Executive Directors and six other Non-Executive Directors. Kalpana Desai ,QGHSHQGHQW Non-Executive Director Richard Gillingwater Non-Executive Chairman Phil Wagstaff Global Head of Distribution Robert Jeens ,QGHSHQGHQW Non-Executive Director Andrew Formica Chief Executive Henderson Group plc Annual Report 2016

51 Sarah Arkle ,QGHSHQGHQW Non-Executive Director Roger Thompson &KLHI )LQDQFLDO 2IÞFHU Angela Seymour-Jackson ,QGHSHQGHQW Non-Executive Director Kevin Dolan ,QGHSHQGHQW Non-Executive Director Tim How ,QGHSHQGHQW Non-Executive Director Henderson Group plc Annual Report 2016 STR ATEGIC REPORT CORPOR ATE GOVERNANCE FINANCIAL STATEMENTS OTHER INFORMATION

52 CORPORATE GOVERNANCE

Board of Directors and Leadership
continued

Non-Executive Chairman

Richard Gillingwater

Chairman of the Board and Chairman of the Nomination Committee

Experience:
Mr Gillingwater served as Dean of Cass Business School until 2012. Prior to this, he spent 23 years in investment banking at Kleinwort Benson Group plc, before moving to BZW and, in due course becoming joint Head of Corporate Finance and then latterly Chairman of European Investment Banking at Credit Suisse First Boston (which took over BZW). After banking, he served as Chief Executive and later Chairman of the Shareholder Executive. In his non-executive career, he has been Chairman of CDC Group plc and also a non-executive director of P&O, Debenhams, Homebase, Tomkins, Qinetiq Group, Kidde, Hiscox and Wm Morrison Supermarkets.

Term of office[1]:
Non-Executive Director since February 2013 and appointed as Chairman following the AGM in May 2013. Current three year term of office expires in February 2019.

External appointments and significant commitments:
Currently Chairman of SSE plc and a Non-Executive Director of Helical Bar plc.

Committee membership:
- Nomination Committee (Chairman)
- Attends other Committee meetings by invitation.

Executive Directors

Andrew Formica

Chief Executive

Experience:
Mr Formica has been with the firm and in the fund management industry since 1998. He has held various senior roles with Henderson and he has been a member of the executive committee since 2004. Prior to being appointed Chief Executive, he served as Joint Managing Director of the Listed Assets business (from September 2006) and as Head of Equities (from September 2004). In the early part of his career, he was an equity manager and analyst for Henderson. Mr Formica was a director of TIAA Henderson Real Estate Limited from April 2014 to July 2015.

Term of office[1]:
Executive Director since November 2008. No fixed term of office.[2]

External appointments:
Senior Independent Director of the Board of The Investment Association. Non-Executive Director of Hammerson plc since 26 November 2015.

Committee membership:
- Attends Committee meetings by invitation.

Roger Thompson

Chief Financial Officer

Experience:
Mr Thompson joined Henderson from J.P. Morgan Asset Management where he served latterly as Global Chief Operating Officer and was previously Head of UK and, prior to that, International CFO. In his 19 year career at J.P. Morgan, Mr Thompson held a broad range of roles and worked internationally, spending time in Tokyo, Singapore and Hong Kong. He has wide-ranging asset management experience, both in the UK and internationally.

Term of office[1]:
Executive Director since June 2013. No fixed term of office.[2]

External appointments:
None.

Committee membership:
- Attends Committee meetings by invitation.

Phil Wagstaff

Global Head of Distribution

Experience:
Mr Wagstaff has over 28 years of experience in the fund management industry and has been the Global Head of Distribution at Henderson since 2012. Prior to this he was Global Head of Distribution at Gartmore Investment Management Limited from 2007–2011, and he has also held managing director roles in UK Retail with both New Star Asset Management (2005–2007) and M&G Investments (2000–2004). He was previously at Henderson from 1994–1997 as London Regional Sales Director.

Term of office[1]:
Executive Director since May 2016. No fixed term of office.[2]

External appointments:
None.

Committee membership:
- Attends Committee meetings by invitation.

Non-Executive Directors

Sarah Arkle

Independent Non-Executive Director and Chair of the Board Risk Committee

Experience:
Ms Arkle has been in the financial services industry for over 34 years. She joined Allied Dunbar Asset Management in 1983, which became Threadneedle in 1994. She served as non-executive Vice Chairman of Threadneedle Asset Management Ltd until the end of July 2012 and as Chief Investment Officer until December 2010, a role she held for 10 years. She was instrumental in establishing Threadneedle's investment process and recruiting a number of the firm's senior fund managers. Previously, Ms Arkle worked at the Far Eastern stockbroker WI Carr (Overseas) Limited and was an advisor to the South Yorkshire Pension Fund.

Term of office[1]:
Non-Executive Director since September 2012. Current three year term of office expires in September 2018.

External appointments:
Non-Executive Director of Foreign & Colonial Investment Trust plc and a member of the Newnham College, Cambridge Investment Committee. Non-Executive Director of JPMorgan Emerging Markets Investment Trust plc.

Committee membership:
- Board Risk Committee (Chair)
- Audit Committee
- Nomination Committee
- Remuneration Committee.

Kalpana Desai

Independent Non-Executive Director

Experience:
Ms Desai has over 30 years of international advisory and investment banking experience, primarily gained in the Asia-Pacific region. Until 2013, Ms Desai was Head of Macquarie Capital Asia, the investment banking division of Macquarie Group Limited, headquartered in Australia. Prior to this, she was Head of Asia-Pacific Mergers & Acquisitions, and a Managing Director from 2001 in the Investment Banking Division of Bank of America Merrill Lynch, based in Hong Kong, having joined that firm in 1998. Earlier, Ms Desai worked in the Corporate Finance Divisions of Barclays de Zoete Wedd in London and Hong Kong and at J. Henry

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STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Schroder Wagg in London, having started her career in the Financial Services Consulting Division of Coopers & Lybrand in London. She was a member of the Takeovers and Mergers Panel of the Securities and Futures Commission in Hong Kong from 2007–2014.

External appointments:
Non-Executive Director of Canaccord Genuity Group Inc., headquartered in Canada.

Term of office[1]:
Non-Executive Director since October 2015. Ms Desai's current three year term of office expires in October 2018.

Committee membership:
- Board Risk Committee
- Audit Committee
- Nomination Committee
- Attends Remuneration Committee meetings by invitation.

Kevin Dolan

Independent Non-Executive Director

Experience:
Mr Dolan has been in the financial services industry for over 36 years; he has extensive experience in working in large global investment management organisations, as well as in M&A transactions, both in Europe and the US Mr Dolan has held various executive positions, including as Chief Executive of the Asset Management Division of Bank of Ireland Group and Chief Executive of Edmond de Rothschild Asset Management. He spent 10 years with the AXA Group, in London, New York and Paris where he served as Chief Executive Officer of AXA Investment Managers Paris, and Global Deputy Chief Executive Officer of AXA Investment Managers. He was Chief Executive of La Fayette Investment Management in London from 2006 until 2009.

Term of office[1]:
Non-Executive Director since September 2011. Mr Dolan's current three year term of office expires in September 2017.

External appointments:
Founding partner of Anafin LLC and a senior advisor to One Peak Partners.

Committee membership:
- Board Risk Committee
- Nomination Committee
- Remuneration Committee
- Attends Audit Committee meetings by invitation.

Tim How

Senior Independent Director and Chairman of the Remuneration Committee

Experience:
Mr How has extensive business experience. He was Chief Executive of Majestic Wine plc from 1989 until August 2008 and was formerly Managing Director of Bejam Group plc. He was Chairman of Downing Income VCT 4 plc (formerly Framlington AIM VCT plc) until December 2013 and Deputy Chairman of the Peabody Trust and Non-Executive Director of Peabody Capital plc until February 2014.

Term of office[1]:
Non-Executive Director since November 2008 and Senior Independent Director since January 2010. Mr How's current term of office expires in November 2017.

External appointments:
Chairman of both Woburn Enterprises Limited and Roys (Wroxham) Ltd. He is also Non-Executive Director of Dixons Carphone plc and Senior Independent Director of the Norfolk and Norwich University Hospitals NHS Foundation Trust.

Committee membership:
- Remuneration Committee (Chairman)
- Audit Committee
- Nomination Committee
- Attends Board Risk Committee meetings by invitation.

Robert Jeens

Independent Non-Executive Director and Chairman of the Audit Committee

Experience:
Mr Jeens has extensive experience in financial services, initially as an audit partner in Touche Ross & Co, and subsequently as Finance Director of Kleinwort Benson Group plc and Woolwich plc. His previous non-executive director appointments include serving as the Chairman of nCipher plc and the Deputy Chairman of Hepworth plc. Mr Jeens was a non-executive director of The Royal London Mutual Insurance Society Limited from 2003 until May 2012. He resigned as a non-executive director of TR European Growth Trust plc in June 2014.

Term of office[1]:
Non-Executive Director since July 2009. Mr Jeens' current term of office expires in July 2017.

External appointments:
Non-Executive Director of JP Morgan Russian Securities plc and Chairman of Allianz Technology Trust plc (previously RCM Technology Trust plc).

Committee membership:
- Audit Committee (Chairman)
- Board Risk Committee
- Nomination Committee
- Attends Remuneration Committee meetings by invitation
- Conflicts of Interest Committee (Chairman).

Angela Seymour-Jackson

Independent Non-Executive Director

Experience:
Ms Seymour-Jackson has over 20 years' experience in retail financial services. She has held various senior marketing and distribution roles in Norwich Union Insurance, General Accident Insurance, CGU plc and Aviva. She was Chief Executive Officer of RAC Motoring Services Limited from 2010 until 2012 and led its sale to Carlyle. She was Managing Director of the Workplace Solutions Division at Aegon U.K. from 2012 until September 2016.

Term of office[1]:
Non-Executive Director since January 2014. Ms Seymour-Jackson's current three year term of office expires in January 2020.

External appointments:
Non-executive director of Rentokil Initial plc and esure Group plc. She is also Deputy Chair and Senior Independent Director at Gocompare.com Group plc, which listed on the LSE on 3 November 2016. Ms Seymour-Jackson is also a Senior Advisor to Lloyds Banking Group (insurance).

Committee membership:
- Board Risk Committee
- Nomination Committee
- Remuneration Committee
- Attends Audit Committee meetings by invitation.

Independence

Although the Chairman, Richard Gillingwater, met the independence criteria on appointment, the UK Code provides that the test of independence is not appropriate thereafter and does not allow the Chairman to be counted with the independent Non-Executive Directors in determining whether there is an appropriate balance on the Board, which is not the case under the ASX Principles. For the avoidance of doubt, the Chairman considers himself to be both objective and independent but for good order he is not counted with the independent Non-Executive Directors. The Board considers all the other Non-Executive Directors – Sarah Arkle, Kalpana Desai, Kevin Dolan, Tim How, Robert Jeens and Angela Seymour-Jackson – to be independent, as they do not have any interest or business or other relationship which could, or could reasonably be perceived to, interfere materially with their ability to act in the best interests of the Company. We have considered the criteria proposed by the UK Code and the ASX Principles in assessing the independence of the Directors. Materiality, as referred to in the ASX Principles, has been assessed on a case-by-case basis by reference to each Director's individual circumstances rather than general materiality thresholds. We are satisfied that the independent Non-Executive Directors meet a quantitative materiality threshold for independence, which is that none of them has a relationship with the Group which generates or accounts for more than 5% of the Group's revenue or expenses. Accordingly, the Board (excluding the Chairman) has a majority of Directors who are independent.

Notes

1. If a Non-Executive Director is reappointed after having served six years, such reappointment, and any subsequent reappointment, will normally be for a period of 12 months. Resignations in 2015: None. All Directors' appointments are subject to their retirement by rotation and reappointment by shareholders at the Company's Annual General Meetings.
2. Executive Directors are employed on annual rolling agreements and their service contracts are terminable on 12 months' written notice by the Company or on not less than six months' written notice by the relevant Executive Director.

Henderson Group plc Annual Report 2016

54 CORPORATE GOVERNANCE

Strategy, governance structure and Board business

Strategy

An explanation of the business model and the strategy for delivering the objectives of the Group is set out on pages 20 and 21 and 14 and 15, respectively.

Strategy day

We dedicated a day to strategy at which the Board received presentations and proposals from management on our progress against strategy, in addition to considering regular strategy updates from management during the year. Some of the Non-Executive Directors also attended the senior management conference held in May 2016. Issues considered at the Strategy Day included:

- Industry Backdrop
  Read more in the Strategic report on pages 1 to 47
- Update on Merger and Acquisitions
  Read more on pages 12 and 13
- People and Culture
  Read more on pages 16 to 19
- Overview of the Henderson Innovation Project
- Blockchain and Robo-advice.

Board consideration of the recommended merger with Janus Capital Group Inc.

As set out in the Chairman's statement on page 4, the Board had previously agreed to explore possibilities for a transformational deal. The main business of the strategy day in June was to consider a proposed merger with Janus. It was noted that the proposed merger would provide a number of strategic benefits for the combined Group including an expanded client-facing team, diversified products and investment strategies, enhanced talent, financial strength and value creation. Therefore the decision was made to move forward with the possibility of undertaking a merger between the two groups.

A thorough governance and due diligence exercise was conducted between June and the final Board meeting at the end of September to approve the merger to ensure that the assumptions made were supported and that the strategic rationale for the deal was correct. This included full consideration of the matters relating to the potential synergies to be gained, which were supported by a review by a firm of independent external accountants, the future listing structure, cultural fit between the organisations, Operations and IT arrangements, distribution synergies, the diversified product and investment strategies that the merger could provide and the structure of the proposed Board. Following this process the Board agreed that the various agreements could be signed and that the proposed merger could proceed.

Read more

Read the Matters reserved to the Board on our Group website

A description of how the Board operates, including a high level statement of which types of decisions are taken by the Board and management is set out on page 85 in Role of the Board

Board business

A typical Board agenda is ordered so that the strategic items and projects are considered first. Depending on the importance of the items, either regulatory or finance, capital and budget items be considered next, followed by other business matters. The items that do not require detailed consideration or discussion are set out at the end of the agenda. Where possible, items are grouped together to ensure that the items flow according to topic and management's time is used effectively when presenting. Sessions are usually provided which include training or presentations from the business during days on which Board meetings are held.

Governance structure


Henderson Group plc Board
Chief Executive: Andrew Formica
Audit Committee
Board Risk Committee
Nomination Committee
Remuneration Committee
Other operating committees
Conflicts Committee
Code Staff Remuneration Committee
Executive Committee

Henderson Group plc Annual Report 2016

55

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

2016 Director attendance at Board and Committee meetings

	Date appointed	Board and Committee meetings attended Board	Audit	Remuneration	Nomination	Board Risk
Richard Gillingwater	06/02/13	12/12	n/a	n/a	3/3	n/a
Andrew Formica	05/11/08	12/12	n/a	n/a	n/a	n/a
Roger Thompson	26/06/13	12/12	n/a	n/a	n/a	n/a
Phil Wagstaff	24/05/16	7/8	n/a	n/a	n/a	n/a
Tim How	28/11/08	12/12	6/6	7/7	3/3	n/a
Robert Jeens	29/07/09	12/12	6/6	n/a	3/3	4/4
Kevin Dolan	26/09/11	12/12	n/a	7/7	3/3	4/4
Sarah Arkle	05/09/12	12/12	6/6	7/7	3/3	4/4
Angela Seymour-Jackson	23/01/14	12/12	n/a	7/7	3/3	4/4
Kalpana Desai	05/10/15	12/12	6/6	n/a	3/3	4/4

Notes
- All Directors attended 100% of Board and Committee meetings of which they are members, with the exception of Phil Wagstaff who was unable to attend one meeting.
- Phil Wagstaff was appointed to the Board on 24 May 2016.

An overview of the topics addressed by the Board in 2016

February
- M&A Update on North American Targets
- Update on UK referendum on EU membership
- Disruptive Innovation
- FCA Competition Review
- Treating Customers Fairly
- Results of Employee Survey
- Final Dividend for 2015
- 2016 Share Buy Backs
- Notice of 2016 AGM
- Monitoring of Actions from Board Evaluation
- Revolving Credit Facility
- Update on FCA Matters

April
- Update on UK referendum on EU membership
- Update on M&A
- 2016 Board Strategy Day
- FY2016 Re-Forecast
- Diversity and Inclusion: Women in Finance Charter
- Approval of ICAAP
- Proposed appointment of Mr Wagstaff to the Board
- Update on FCA Matters

June
- Board Strategy Day
- Proposed merger with Janus
- Update on Brexit
- M&A Update
- Quarterly Trading Statements
- Interim Dividend for 2016
- Pensions Valuation
- Treating Customers Fairly

July
- Proposed merger with Janus
- Update on Brexit
- Personal Account Dealing Policy
- 2016 Interim Results
- Interim Dividend for 2016

August
- Proposed merger with Janus
- Five Year Forecast

September
- Approval of proposed merger with Janus

October
- Update on proposed merger with Janus
- Update on Brexit
- Draft 2016 Re-forecast and 2017 Budget
- Treating Customers Fairly
- Update on Culture Audit Actions Follow Up
- Update on New Investment Teams

December
- Update on proposed merger with Janus
- World Outlook post Brexit and US Election Result
- 2017 Budget and Five Year Strategic Plan
- 2016 Dividend
- Review of Corporate Governance Arrangements
- FCA Asset Management Study
- Update on other FCA Matters
- Approval of Risk Appetite Statement

Henderson Group plc Annual Report 2016

56 CORPORATE GOVERNANCE

Effectiveness

Training

To ensure that the Directors continually update their skills and knowledge, all Directors receive regular presentations on different aspects of the Group's business and on financial, legal and regulatory matters affecting our sector. For example, during 2016, the Directors received presentations regarding the progress of investment in teams made during the last five years and obligations and responsibilities for filing various submissions with the SEC. In addition certain Directors received training regarding US corporate governance requirements compared to both the UK and Australian models.

Board evaluation

Evaluation of the Board's performance

The 2016 Board internal evaluation focused on the areas highlighted from both the 2014 external evaluation and 2015 internal evaluation, and was conducted internally via a web portal, to increase efficiency and improve upon the previous paper-based exercise. As usual for the evaluation, the Directors completed a questionnaire regarding the effectiveness of the Board and its Committees following which the Chairman held a formal evaluation meeting with each Director. The Senior Independent Director met with the Non-Executive Directors and evaluated the Chairman's performance.

The performance of Andrew Formica, Chief Executive, was evaluated by the Chairman and the Remuneration Committee.

The evaluation of the ExCo members was undertaken by the Chief Executive and the Remuneration Committee. These performance evaluations were conducted in accordance with the processes disclosed on our website.

The outcome of the 2016 evaluation process was that the Board and its Committees continue to operate effectively and the progress against the actions arising from the 2014 external evaluation will continue to be monitored and progress mapped.

An action from the 2015 evaluation, as reported in the 2015 corporate governance statement, was to ensure that strategy remains a focal part of the Board agenda. As set out in this report, a great deal of time was spent on strategic matters, which culminated in the approval of the proposed merger, and this continues to be the case. The Board receives various updates on strategic matters, such as the merger with Janus and Brexit and the Chief Executive ensures during agenda setting meetings that Board meetings have an appropriate strategic focus.

Certain items arising from the 2016 evaluation included continuing to review succession planning and for further improvements to be made to the content and provision of materials to the Board.

Board skills

	Asset management	International	Acquisitions	Finance	Risk	Client focus
Richard Gillingwater	✓	✓✓	✓✓	✓✓	✓	✓✓
Andrew Formica	✓✓	✓✓	✓✓	✓	✓	✓✓
Roger Thompson	✓✓	✓✓	✓	✓✓	✓	✓
Phil Wagstaff	✓✓	✓✓	✓	✓	✓	✓✓
Kevin Dolan	✓✓	✓✓	✓✓	✓	✓	✓
Kalpana Desai	✓	✓✓	✓✓	✓✓	✓	✓
Robert Jeens	✓	✓	✓✓	✓✓	✓✓	✓
Angela Seymour-Jackson	✓	✓	✓✓	✓	✓✓	✓✓
Tim How	✓	✓	✓✓	✓✓	✓	✓✓
Sarah Arkle	✓✓	✓	✓	✓	✓✓	✓✓

Henderson Group plc Annual Report 2016

57

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Nomination Committee report



"Succession planning was extended across the organisation to include business critical roles."

Richard Gillingwater
Chairman of the Nomination Committee

Dear Shareholder

In 2016 the Nomination Committee concentrated on two main issues:
(i) the appointment of Phil Wagstaff; and
(ii) succession planning.

During the 2015 Board Evaluation process it was agreed that the Nomination Committee should continue to review succession planning and leadership development. Informal discussions were held at the end of 2015 in respect of the possible appointment of Phil Wagstaff to the Board.

Mr Wagstaff was identified as an experienced leader with strong commercial judgement and customer focus as part of the 2014 management succession planning exercise considered at the 2014 meeting of the Nomination Committee. From an orderly succession planning point of view, it was agreed that the appointment of Mr Wagstaff would be beneficial to the Board and would ensure that there is a good blend of Executive experience, to include specific client-focused experience. It was therefore not proposed to engage external search consultants to identify external candidates.

Taking into account the Company's agreed strategic priorities, challenges and opportunities, it was thought that Mr Wagstaff's in-depth knowledge of global distribution across Henderson's businesses and client focus would strengthen the Company's strategy of globalisation and ensuring clients are at the centre of the business.

Following the discussions at the Nomination Committee, it was recommended to the Board that Mr Wagstaff was both competent and capable, was the best individual for the role and would make a significant contribution to the promotion of the long-term success of the Company as an Executive Director. The Board agreed with the recommendation to appoint Mr Wagstaff as an Executive Director and his appointment took effect on 24 May 2016.

As part of his induction to the Board, Mr Wagstaff received training on his responsibilities and obligations as a Director of the Group.

The Nomination Committee also received an update on management succession (see page 58).

Richard Gillingwater
Chairman
8 February 2017

Role of the Nomination Committee

The nomination committee has responsibility for considering the size, composition, expertise and balance of the Board as well as succession planning.

Read more information on our Group website: www.henderson.com/ir

Membership

- Richard Gillingwater (Chairman)
- Sarah Arkle
- Kalpana Desai
- Kevin Dolan
- Tim How
- Robert Jeens
- Angela Seymour-Jackson

Henderson Group plc Annual Report 2016

58 CORPORATE GOVERNANCE

Nomination Committee report continued

Diversity

As set out on page 18, Henderson has signed the Government's Women in Finance Charter and set a number of targets to facilitate greater diversity in the workplace.

We believe that appointments should be based on merit and objective criteria and we are committed to promoting equality and diversity in the workplace and recognise the need for, and benefits of, diversity in helping us attract and retain high potential employees. We have numerous policies, employee benefits and business practices in place to support a diverse workforce and a forum, chaired by the General Counsel and Company Secretary, made up of representatives from across the business has been constituted on behalf of the ExCo to look more closely at diversity and inclusion at Henderson.

As we grow globally, it is important to ensure we are attracting, developing and retaining the best people and this means ensuring our culture and values reflect the diversity of our people and the communities we operate in.

Our Human Resources policies and staff benefits aim to attract and retain a diverse and flexible workforce. In order to assist us in monitoring our progress on diversity, senior management reviews statistics on numbers and proportions of men and women in the workplace generally and broken down by: working patterns; status; length of service; turnover; region; division; and salary band.

We apply the same principles at Board level. Candidates for appointment to the Board are identified taking into account:

- The current composition of the Board, with due regard for the benefits of diversity on the Board, including gender
- The need for independence
- The strategic direction and progress of the business
- The geographic spread and diversity of the Group.

Sarah Arkle, Kalpana Desai and Angela Seymour-Jackson constitute 33% of the Board. The General Counsel and Company Secretary, Jacqui Irvine constitutes 11% of the ExCo.

Board gender balance (%)



Male	70
Female	30

Board split



Non-Executive Chairman	1
Executive Directors	3
Non-Executive Directors	6

Tenure of Non-Executive Directors



6+ years	2
3–6 years	4
1–3 years	1

Succession planning and talent management

The Nomination Committee has succession planning as a standing item for its meetings. An annual talent and succession review was introduced in 2015. In 2016 year the focus of this exercise was on:

- Extending succession planning to business critical roles
- Identifying actions and agreeing implementation plans
- Spotting internal 'rising stars' to develop whilst early in their career
- Reviewing diversity and understanding our female talent pool.

Succession planning was extended across the organisation to include business critical roles, taking a longer-term view where appropriate. In addition, key fund manager roles now have succession plans and development planning conversations have taken place with all ExCo members to identify and address any gaps.

Executive development focused on individual coaching, ongoing feedback and group offsites. These included strategy sessions and facilitated team building to continue to foster global thinking and to operate as a collaborative leadership team.

This year's talent review exercise was positively received and the benefits of the practice are starting to be realised. Through the review 97% of the global workforce was discussed and mapped.

To maintain momentum and drive the talent and succession planning strategy forward, Human Resources will support the leadership team to ensure development plans are implemented and actions achieved.

Henderson Group plc Annual Report 2016

59 Accountability Risk management and Internal control We consider risk assessment and the existence of effective controls to be fundamental to achieving the Group’s corporate objectives within an acceptable ULVN DQG UHZDUG SURÞOH. 7KH %RDUG KDV RYHUDOO responsibility for the Group’s system of internal controls and for reviewing its effectiveness and takes into account the *XLGDQFH RQ 5LVN 0DQDJHPHQW ,QWHUQDO Control and Related Financial and Business 5HSRUWLQJ LVVXHG LQ 6HSWHPEHU 2014. $ UREXVW assessment of the principal risks facing the Company has been carried out, including those that would threaten its business model, future performance, solvency or liquidity. There is an ongoing process for identifying, evaluating and managing the principal risks faced by the Company and a description of those risks and an explanation as to how they are being managed or mitigated is set out in the Risk management section together with the Group’s viability statement. • Read more in our Risk management section RQ SDJHV 42 WR 47. • 5HDG WKH *URXSpV 9LDELOLW\ 6WDWHPHQW RQ SDJH 45. The Board, via the Board Risk Committee and the Audit Committee, regularly reviews and monitors the Company’s risk management and internal control systems and principal risks faced by the Group via the ‘three lines of defence’ model. ,Q DGGLWLRQ DQ $$) 01/06 &RQWURO 5HSRUW (AAF) is produced annually. This report FRYHUV DOO PDWHULDO FRQWUROV LQFOXGLQJ ÞQDQFLDO operational, compliance controls and risk management systems. The AAF included a TXDOLÞFDWLRQ LQ UHODWLRQ WR D FRQWURO ZHDNQHVV ZKLFK KDG EHHQ LGHQWLÞHG E\ PDQDJHPHQW and is being remediated as part of a broader &RPSOLDQFH SURMHFW. 6HH SDJH 64 RI WKH $XGLW Committee report for further information. ,QWHUQDO FRQWUROV RYHU ÞQDQFLDO reporting 2XU ÞQDQFLDO UHSRUWLQJ SURFHVV KDV EHHQ designed to provide reasonable assurance UHJDUGLQJ WKH UHOLDELOLW\ RI WKH ÞQDQFLDO UHSRUWLQJ DQG SUHSDUDWLRQ RI ÞQDQFLDO statements, including consolidated ÞQDQFLDO VWDWHPHQWV IRU H[WHUQDO SXUSRVHV LQ DFFRUGDQFH ZLWK ,)56. 7KLV SURFHVV LV under the supervision of the Chief Executive DQG WKH &KLHI )LQDQFLDO 2IÞFHU DQG KDV appropriate internal controls to ensure its effectiveness. The internal controls include policies and procedures that: • Relate to the maintenance of records that, in reasonable detail, accurately and fairly UHßHFW WKH WUDQVDFWLRQV DQG GLVSRVDOV RI the Group’s assets • Provide reasonable assurance that transactions are recorded as necessary WR SHUPLW SUHSDUDWLRQ RI ÞQDQFLDO VWDWHPHQWV and that the receipts and expenditures of the Group are being made only in accordance with authorisations of management and Directors • Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposal of Group assets that could have a material HIIHFW RQ WKH *URXSpV ÞQDQFLDO VWDWHPHQWV. An annual formal review of the effectiveness of Henderson’s system of risk management and internal controls is also carried out in order to support the statements included in the Annual Report and Financial Statements. The internal control and risk management systems have been in place for the year under review and up to the date of the approval of the report and accounts. • Read more in our Board Risk Committee report on pages 60 and 61. • Read more in our Audit Committee report on pages 62 to 65. The Board received assurances from the Chief ([HFXWLYH DQG WKH &KLHI )LQDQFLDO 2IÞFHU WKDW WKH ÞQDQFLDO UHFRUGV RI WKH *URXS KDYH EHHQ properly maintained and that the consolidated ÞQDQFLDO VWDWHPHQWV FRPSO\ ZLWK WKH appropriate accounting standards and give a WUXH DQG IDLU YLHZ RI WKH ÞQDQFLDO SRVLWLRQ DQG performance of the Group and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively (see also the Directors’ Responsibilities Statement). ,Q DGGLWLRQ WKH ([&R UHSRUWHG WR WKH %RDUG on the effectiveness of the Group’s system of internal controls. Read the Directors’ Responsibilities Statement on page 91. Read the Going Concern statement on page 90 Henderson Group plc Annual Report 2016 STR ATEGIC REPORT CORPOR ATE GOVERNANCE FINANCIAL STATEMENTS OTHER INFORMATION

60 CORPORATE GOVERNANCE

Board Risk Committee report



"During 2016 we conducted a thorough review of the Committee's terms of reference and the principal risks it considers."

Sarah Arkle
Board Risk Committee Chair

Dear Shareholder

I am pleased to present the report from the Board Risk Committee (BRC) for 2016. Although the purpose of the BRC is to assist the Board in the oversight of risk, it is important to note that the Audit, Nomination and Remuneration Committees as well as the Board also consider certain key risks relating to Henderson as appropriate, at which certain members of the BRC are also present.

We believe it is important to ensure that the right information regarding the principal risks facing Henderson is being presented to the Committee. Therefore, during 2016 we conducted a thorough review of the Committee's Terms of Reference and the principal risks it considers. As part of this process, a detailed assessment of the principal risks was undertaken and their relative magnitude was considered. We also put in place a comprehensive schedule of matters to be considered during the year to ensure that the Committee considers these risks and fulfils its obligations under the Terms of Reference. This schedule is reviewed and updated throughout the year. To support this, papers are therefore presented during the year which specifically address the principal risks facing the Group set out in the Risk management section by our Chief Risk Officer (CRO), Chris Chaloner, on pages 46 and 47. This also summarises Henderson's risk framework and profile and provides some useful context to the activities of the Committee in 2016.

In 2016, we reviewed and updated the Group's Risk Appetite Statement. This followed a robust process, including the consideration of the responses to a survey completed by both the Board and the ExCo, together with a thorough review of the proposed definitions of risk appetite, along with the proposed rating attached to each risk, in light of these responses. A great deal of time was spent by the Committee challenging and reviewing these proposals as we believe that the language used in the statement should be as clear as possible in order to ensure that both the language and the tone is understood and embedded throughout the organisation and linked to our culture.

It is worth pointing out that consideration of risks relating to the merger with Janus Henderson were discussed in detail at the Board Due Diligence Committee constituted by the Board to consider the transaction, as referred to by the Chairman in his statement on page 49. All of the Board were present, including members of the Board Risk Committee and a presentation was made by the Chief Risk Officer regarding the potential risks facing the organisation as part of the merger. These fell under the categories of economic risks of the transaction, deal execution risk and post-completion integration risk.

Role of the Board Risk Committee

The purpose of the Board Risk Committee is to assist the Board in the oversight of risk. The Committee also looks to identify any forward-looking and emerging risks that relate to the industry or Henderson specifically, and will refresh and monitor these risks and look at mitigating actions on an ongoing basis.

Read more information on our Group website: www.henderson.com/ir

Membership

- Sarah Arkle (Chair)
- Kalpana Desai
- Kevin Dolan
- Robert Jeens
- Angela Seymour-Jackson

Henderson Group plc Annual Report 2016

61

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

The risks facing the business as a result of Brexit were considered by the Board both before and after the vote. In addition, a specific report was prepared for the BRC on this topic which outlined the political, economic and regulatory change risks facing the organisation. This issue was also referred to in the regular updates presented by the Chief Risk Officer.

One of the key agenda items of the BRC at each meeting is identifying and discussing forward-looking and emerging risks facing the Company, including macro-economic and political risks, liquidity risks, regulatory risks and longer-term strategic risks. As referred to in the Risk management section, an important issue has been the oversight and management of cyber risk and an update on IT Governance and information security risk was presented to the Committee in 2016. Liquidity risk within funds was also an important topic throughout 2016 and a paper was presented which summarised Henderson's work on assessing liquidity exposure.

As part of its annual timetable, the ICAAP was reviewed, challenged and approved for recommendation to the Board. This included the assumptions used in the stress and scenario tests, the wind-down analysis, the methodology used for assessing the amount of capital held and the basis for and the aggregate amount of capital held for operational risk. An updated pro-forma ICAAP, specific to the merger with Henderson and Janus, was also required and this was also considered by the Committee in early 2017.

The Committee also considered and approved the Reverse Stress Test analysis. This included identifying scenarios that might cause Henderson's business model to fail which are taken into account in the design of our risk management framework and control processes. It was agreed that the risk management framework and control processes are sufficiently robust for the net risk of failure to lie beyond the '1 in 200' year confidence interval used for ICAAP capital purposes.

Updates are also provided at each meeting regarding credit, operational and strategic risks, which included a risk heat map for strategic risks. As a result of these reports the BRC discusses and assesses whether appropriate mitigating actions are in place. The risk heat map itself was reviewed and updated in 2016 as part of the update to the Risk Appetite Statement, using the same underlying metrics and focusing on the same key risks as the Risk Appetite Statement. To ensure clear reporting of any risks outside the agreed appetite. Risk categories are constantly reviewed and either added or removed from the heat map depending on the probability or severity of the risk facing Henderson.

The Committee is also responsible for agreeing the CRO and Assurance function's objectives, priorities and resourcing and reviewing these.

Sarah Arkle
Chair of the Board Risk Committee
8 February 2017

Risk control environment


Henderson Group plc Board
Audit Committee
Remuneration Committee
Board Risk Committee
Nomination Committee
ExCo
Sub-committees of ExCo

Henderson Group plc Annual Report 2016

62 CORPORATE GOVERNANCE

Audit Committee report



"During 2016 we carried out a review of the Audit Committee's terms of reference alongside those of the Board Risk Committee review to ensure that the responsibilities of the committees are aligned."

Robert Jeens
Audit Committee Chair

Dear Shareholder

It is vital that our continuing journey along our strategy of growth and globalisation is supported by an embedded and effective system of internal controls and financial reporting as well as a challenging and independent Internal Audit function.

During 2016 we carried out a review of the Audit Committee's terms of reference alongside those of the Board Risk Committee to ensure that the responsibilities of the committees are aligned.

As mentioned in the Board Risk Committee report, due diligence relating to the merger with Janus Henderson was discussed at a specifically constituted Board committee to consider the transaction. This included a detailed finance and tax due diligence report from KPMG, in addition to an independent report from PricewaterhouseCoopers LLP (PwC) regarding the anticipated synergies to be gained from the transaction and all members of the Committee were present. At a later stage the Audit Committee met to consider, review and approve the draft F-4 SEC filing as required for the NYSE listing process which is a condition of the merger. Training was also provided by PwC to the Directors in respect of the content and structure of the F-4.

Read more on the Internal Audit function and internal review on page 65

Reliability and appropriateness of the Group's financial reporting

As usual, a key matter for us as a Committee to consider was the reliability and appropriateness of the Group's financial reporting.

The Company has in place arrangements to ensure that the Annual Report, taken as a whole, is fair, balanced and understandable as required by the UK Code and provides shareholders with the information necessary to assess the Group's performance, business model and strategy.

To assist the Board in making this decision, the Audit Committee, as part of the oversight of the reliability and appropriateness of the Group's financial reporting, received and reviewed reports from management and the external auditors (PwC) relating to the Annual Report of the Group and the Company, as well as the Interim Report and Accounts, interim management statements, related disclosures and the financial reporting process. This included the review and approval of the timetable and deliverables for both the annual and interim results.

In addition, the Committee considered significant issues relating to the financial statements as set out on page 63.

The reports from PwC included an update on the audit plan, year end timetable, audit quality review and an update regarding the integrated audit. PwC also discussed their review of the 2015/2016 AAF Control Report with the Committee See page 64 of the Audit Committee report for further information.

Read the Financial review on pages 36 to 39

Role of the Audit Committee

The Audit Committee is responsible for overseeing the reliability and appropriateness of the Group's financial reporting, overseeing the effectiveness of the Group's system of internal controls, assessing the effectiveness of the Internal Audit function, reviewing the performance and independence of the external auditors (as well as being responsible for recommending their appointment, reappointment and removal) and reviewing the Group's arrangements in respect of whistleblowing. However, ultimate responsibility for reviewing and approving the Annual Report and other public reports, declarations and statements remains with the Board.

Read more information on our Group website: www.henderson.com/ir

Membership

- Robert Jeens (Chairman)
- Sarah Arkle
- Kalpana Desai
- Tim How

All members of the Committee are independent and have 'recent and relevant financial experience' and 'financial expertise' as recommended by the UK Code and the ASX Principles. Both Robert Jeens and Kalpana Desai have competence in accounting and auditing as required by the Disclosure and Transparency Rules.

Henderson Group plc Annual Report 2016

63
STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Consideration of Annual Report


Matters considered when reviewing the Annual Report
Group performance
Significant matters and judgements
Fair balanced and understandable
Going concern and viability statement considerations
Final dividend

Significant issues

As part of the review of the Annual Report, the Audit Committee also considered various significant accounting and reporting issues and discussed how these may be addressed. These included the matters set out below.

Acquisitions and Disposals

During 2016 the Audit Committee considered a number of issues relating to acquisitions and disposals and the effect of these on the report and accounts.

(i) Recommended merger with Janus

The recommended merger of equals with Janus Capital Group Inc. was considered by the Audit Committee as part of the review of the 2016 results. The merger agreement does not impact the 2016 results, with the exception of any deal costs and integration costs incurred for the period ended 31 December 2016, which are recognised as a non-recurring item in the Group's Consolidated Income Statement.

(ii) Northern Pines

During 2016 the Group took the decision to wind up its joint venture in Northern Pines Henderson Capital GP LLC and Northern Pines Henderson Capital LLC (together 'Northern Pines'). The transaction resulted in the Group impairing its £2.7m investment in April 2016. This will be presented as a non-recurring item in the Consolidated Income Statement.

(iii) Volantis team

As referred to in the Strategic Report, the Group agreed to the sale of the Volantis business to Lombard Odier Asset Management with the deal due to complete in early 2017. Consideration for the sale consists of a deferred share of future fees and will be booked as a non-recurring gain at completion. Total deferred consideration will be re-assessed at each reporting period, with any adjustments recognised directly in the Income Statement as a non-recurring item. The above does not impact the Group's 2016 results.

Other Matters

The Audit Committee received regular updates and reports from management which set out a summary of both the above and other matters to be discussed or considered by the Committee (as for example, forward-looking guidance, the disclosure of alternative performance measures, topics relating to provisions or accruals, tax matters or recommendations made as to the appropriate accounting treatment or disclosure in respect of a certain item). The Committee considers these and challenges management where appropriate on matters of judgement and the resultant recommendations.

Recurring areas of focus

A number of areas of focus were also considered, which included two areas as set out below.

(i) The recognition of management and performance fees;

Management and performance fees are an area of focus due to the size and importance of revenue to the Group's results.

(ii) Goodwill and intangible assets impairment review

Under IAS 36 'Impairment of Assets', the Group is required to carry out an impairment review of goodwill at least annually or if an indication of impairment is identified. The carrying value of goodwill as at 31 December 2016 was £568.7m. The annual goodwill test showed no indicators of impairment were identified. The carrying value of the Group's Investment Management Contracts (IMCs) intangible assets at 31 December 2016 was £68.8m which mainly relates to the acquisitions of Gartmore, Geneva and Perennial. There have been no indicators of impairment identified and the IMCs continue to be amortised in line with the set amortisation periods.

The Committee, in each case, discussed these areas of focus with the auditors at both the planning and completion stages of their audit. The Committee concluded that the judgements made in respect of the above matters are reasonable and that appropriate disclosures have been included in the accounts. A further explanation of the above issues and how they were viewed by PwC is set out in their report on pages 92 to 97.

Fair, Balanced and Understandable

The Committee fully reviewed the Annual Report and recommended to the Board that the Annual Report, taken as a whole, is fair, balanced and understandable. In particular it was noted that the Financial Review on pages 36 to 39 provides an explanation of the Group's results. This is reviewed by Management and the Group's auditors to ensure consistency with the financial statements. In addition, the Group uses non-GAAP measures in the report and accounts but provides a reconciliation in the financial statements to statutory profit. Acquisition-related and non-recurring items are referred to in the Financial Review and in Note 7 to the Financial Statements on page 113.

Henderson Group plc Annual Report 2016

64 CORPORATE GOVERNANCE

Audit Committee report
continued

External auditors and auditor independence

The reappointment of our external auditors, PwC, was approved by shareholders at the 2016 AGM. During 2016, the Audit Committee considered the risk and contingency plan in the event of the withdrawal of PwC from the market.

The audit engagement partner rotates every five years, however other partners on the account is every seven years, and directors every 10 and no contractual obligations exist to restrict the choice of auditors of the Group and the Company.

The Charter of Statutory Auditor Independence was also reviewed, which requires both the Company and the external auditors to take measures to safeguard both the objectivity and the independence of the external auditors. The Charter takes into account the FRC Guidance on Audit Committees.

The Charter includes those services which are deemed to be pre-approved, those which need prior approval and those which are prohibited. These measures include a prohibition regarding any non-audit services in respect of specific areas (e.g. secondments to management positions) or which could create a conflict or perceived conflict. It also includes information on the procedures for the selection, appointment and rotation of the external audit engagement partner. The Charter is on our website. The Audit Committee also reviewed the independence of PwC and has in place a policy on non-audit services to maintain auditor independence.

As part of the review of PwC, the Audit Committee reviewed and authorised details of the non-audit services provided by the external auditors and agreed that the provision of non-audit services was satisfactory and had not compromised their objectivity or independence.

Read more on the services provided and fees paid to PwC in note 4.2 to the Financial Statements on page 111.

The Head of Internal Audit and external auditors attended the scheduled Audit Committee meetings during the year and, on one occasion, met the Non-Executive Directors without the Executive Directors being present. Outside the framework of formal meetings, the Audit Committee Chairman meets and has regular contact with the Chief Executive, the Chief Financial Officer, the Head of Finance, the Head of Internal Audit, the Global Head of Compliance and the senior engagement partner of our external auditors.

Review of internal controls: Legal, Compliance and Internal Audit

As part of the internal controls and oversight process, the Audit Committee also receives an internal controls report each quarter which contains an update from each of the Internal Audit, Legal and Compliance functions. The Internal Audit section of the report contained an update of outstanding audits in accordance with the Internal Audit Plan and the results of audits undertaken throughout the business, together with any findings and outstanding actions. The Audit Committee also received a list of auditable activities ranked in priority of risk. The Legal section sets out a summary of significant known or potential claims made by or against the Group. The Compliance section sets out a summary of any significant compliance issues facing the Group such as priority areas relating to a combination of business as usual, and other regulatory developments including notifications to regulators, client money and assets, regulatory developments and initiatives, compliance monitoring reviews, financial crime and updates regarding contact and meetings with the FCA. Where necessary, the updates included actions undertaken or those recommended to be undertaken by the Group.

Our Compliance department forms part of our second line of defence and advises and monitors how the Group conducts its business activities in accordance with global regulation and the wider expectations of our regulators in all countries where regulated business is performed. Regular reports were presented by the Global Head of Compliance, Charles Jones, to the Committee on a broad range of regulatory topics affecting our current business as well as on the impact of future regulation. A summary timetable for regulatory change projects over the next three years was presented to the Committee, some of the most pressing of which included the FCA Asset Management Market Study, the Global Derivatives Reform, Markets in Financial Instruments Directive (MiFID) II and Brexit. In addition, as referred to by the Chairman in his statement on page 49, a dedicated committee of the Board met to review the work the Group is undertaking in enhancing various areas of its control environment, particularly in relation to product management and governance, management of conflicts of interest and second line monitoring processes. The work of this committee was transferred to the Audit Committee at the end of 2016. The Committee also considered correspondence with key regulators such as the FCA and the SEC.

Review of external auditors

The Audit Committee reviewed and approved PwC's remuneration, engagement letter and their effectiveness which included an overview and cost of the services provided, a description of the assignments fulfilled and feedback from management on the quality of service.

The 2016 year end was the third year of PwC as Group auditors. As in the first year, PwC performed well with respect to the quality of presentation materials to Management and the Committee, the rigour of the audit approach and testing and challenge to established ideas and concepts. In addition to these points, the pre-year end interim audit scope was enhanced to help the Group meet its reduced reporting timetable for the 2015 results.

As in 2015 there were learning points for both teams, such as the allocation of resources and planning by PwC and Henderson continuing to improve communication between UK and overseas Finance areas. Joint meetings held between Management and PwC provide the platform to carry out these improvements. Management believes that the services provided by PwC are satisfactory.

Our system of internal controls requires line managers to confirm monthly that controls in their respective areas have operated effectively. These controls, and the risks which they are designed to mitigate, are maintained within the Group's operational risk database, which in turn reflects the risk profiles of each part of the Group's business. The Committee also received an update regarding the 2015/2016 AAF Control Report during 2016 which was formally approved in early 2017. The Committee reviewed the matters in relation to investment guideline monitoring that led to a qualification of the AAF and the mitigating actions taken by the Group to address these matters. It was confirmed that no breaches had occurred as a result of the exceptions or qualification.

Read more in our Accountability section on page 59

Henderson Group plc Annual Report 2016

65

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Internal audit

Internal Audit is led by the Head of Internal Audit, Fortune Chigwende. The function forms the third line of defence and exists to help the Board and senior management protect the assets, reputation and sustainability of the Group by providing an independent objective assurance service designed to add value and improve the operations of the Group. The function helps the organisation meet its objectives by bringing a systematic, disciplined approach to challenge executive management and evaluate the effectiveness of risk management, control and governance processes.

Internal Audit's primary objective is to provide an independent assurance service to the Board, Audit Committee and executive management on the adequacy and effectiveness of the Group's governance, risk management and internal control processes. In practice, this is achieved through risk-based audits of business activities which are designed to assess the effectiveness of controls. If improvements are found to be necessary, appropriate actions are proposed by management and agreed by Internal Audit, reported to the Audit Committee and tracked to completion.

Internal Audit covers all locations and business units. Internal Audit is independent of management and reports directly to the Audit Committee. The team has unrestricted access to all information, systems, people and business areas and freedom to allocate resources and determine the scope of work to accomplish its audit objectives.

Internal Audit operates a risk-based audit cycle based on an assessment of risks within each business area. The annual audit plan is presented to the Audit Committee for review and approval. Based on Internal Audit's continuous risk assessment process of the risks within each business area, the annual audit plan is revised and any changes to the plan are presented to the Audit Committee for review and approval. Internal Audit evaluates the design and operating effectiveness of the system of internal control and risk management, agreeing actions for improvements with the business unit and the appropriate ExCo member. In addition, the Head of Internal Audit provides an overall opinion annually on the internal control environment to the Audit Committee.

During 2016, an internal evaluation exercise was conducted of Internal Audit, following which it was agreed that the Internal Audit function continued to operate effectively.

External Auditors Tender

As part of the proposed merger with Janus Capital, in late 2016 the Audit Committee agreed to undertake a tender process between the current external auditors of Henderson and Janus (PwC and Deloitte respectively), given that this transaction is a merger of equals, with each auditor having an understanding of one half of the proposed combined group. Both firms were considered to have the requisite experience and global scope necessary to carry out the assignment and no other firms were asked to tender.

A Request for Proposal was sent to both firms in December 2016 and responses were received in January 2017. During January and early February both firms presented to key stakeholders involved within the process of Henderson and Janus, including representatives of management, Robert Jeens and Jeff Diermeier, the Chairman of the Janus Audit Committee.

Following this process, at its meeting in February 2017, the Audit Committee recommended to the Board that PwC be reappointed as external auditors whether the merger is or is not approved by shareholders.

Conflicts of Interest Committee

In investment management, a pre-requisite of integrity in the conduct of business is proper management of conflicts of interest. As well as being good business management, Henderson believes that proper management of conflicts of interest is central to our mission of delivering excellent performance and service to our clients.

The Conflicts of Interest Committee (CC) is a sub-committee of the Audit Committee and is responsible for reviewing and overseeing the Group's arrangements for identifying and managing conflicts of interest and ensuring the best interests of its clients are considered at all times. In particular, the CC has responsibility for:

- Overseeing the Group's culture, awareness and training in relation to conflicts of interest, including its embedding in the organisation
- Overseeing the policies and procedures designed to ensure clients' interests are considered in the business conduct of the Group and its governance
- Overseeing the Group's Conflicts of Interest Policy and related policies, ensuring these adhere to regulatory requirements and have regard to industry best practice
- Reviewing conflict identification and controls implemented to mitigate conflicts of interest
- Reviewing appropriate management information to determine whether conflicts of interest are being effectively mitigated and/or managed.

During 2016 the CC continued its programme of thematic reviews including presentations on and discussion of potential global conflicts including those occurring in Pan Asia and North America. The Committee undertook a robust review of the conflicts governance framework and instigated the establishment of a Front Office Conflicts Committee to receive regular reports and detailed management information going forward. The Committee also considered potential conflicts arising from the proposed merger with Janus.

Robert Jeens
Chairman of the Audit Committee
8 February 2017

Henderson Group plc Annual Report 2016

66 CORPORATE GOVERNANCE

Relations with shareholders

Over the course of 2016, the share of the Group's listed holdings has migrated from a near-equal weighting of the Australian and UK listings, to the Australian listing being greater (63%) than the UK listing (37%). During this period, the Australian firm Perpetual Investments progressively built a significant holding in Henderson once more, having fallen below the disclosable interests threshold in 2015. Capital Group of Companies, on the UK register, maintained a significant shareholding with Bennelong Funds Management and Goldman Sachs Group on the Australian register, moving to hold greater than 3% of issued shares in the Group. Wilson HTM Group and Airlie Funds Management – both on the Australian share register – fell below the disclosable interests threshold. Henderson employees hold 8.6% of issued share capital.

In the course of the year, our Executive Directors conducted over 200 meetings with institutional shareholders in London, Edinburgh, Sydney, Melbourne, New York, Chicago and Boston. Meetings focused on progress with our growth and globalisation strategy, fee margin trends, management of our cost base, operating leverage, uses of cash and capital, updates on announced acquisitions and the impact of increasing industry regulation.

Following the announcement of the recommended merger with Janus, a comprehensive shareholder engagement programme was arranged for Andrew Formica and Roger Thompson together with Janus CEO, Dick Weil, to meet with shareholders to discuss the rationale behind the merger. The Chairman also met with significant shareholders in London.

The Board regularly receives feedback on shareholder sentiment and sell-side analysts' views of the Group and the wider industry. In January 2016, the Chairman met with our largest shareholders during a roadshow in Sydney and Melbourne. The Chairman welcomed the opportunity to learn more about the firms' interests in Henderson and their broader view on the industry.

The Senior Independent Director, Tim How, engaged with shareholders representing 54% of issued share capital in his capacity as Chair of the Remuneration Committee in 2016. Beyond these engagements, there were no requests from shareholders for meetings with the Senior Independent Director.

In the course of the year, Henderson gives four scheduled updates to the market in addition to our Annual General Meeting.

The Investor Relations team and management have frequent contact with the 23 sell-side analysts who follow Henderson.

Further information regarding the Group's shareholders can be found on page 144 in the Shareholder information section.

Henderson shareholder base (%)



Total institutional	97
Total retail	3

Henderson shareholder base (%)



ASX listing	63
LSE listing	37

Henderson Group plc Annual Report 2016

67

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Directors' remuneration report

Annual statement from the Chairman



"Our financial results reflect careful and prudent management of our business in challenging times. This is reflected in associated reward outcomes, particularly in relation to the outcome of our long-term plans which are closely aligned to shareholder returns."

Tim How
Remuneration Committee Chairman

Dear Shareholder

I am pleased to present our 2016 report on Directors' remuneration for your approval at our Annual General Meeting on 26 April 2017 in the UK and Australia.

We comply with the UK reporting requirements and the ASX Principles relating to Directors' remuneration on a voluntary basis. We last submitted our remuneration policy to shareholders as part of the 2014 reporting cycle and indicated that, subject to shareholder support, it would be our intention for that policy to apply for up to three years until the AGM in 2018. As of writing, there are no material changes to that policy being proposed and we therefore are not required and do not propose to re-submit the policy for re-approval this year.

As you will expect, should the proposed merger, upon which shareholders will vote separately, be approved, it is highly likely that a revised remuneration policy will be developed to harmonise any differences between the remuneration policies and practices of the merger partners, and to reflect the strategic goals and horizons of the combined entity. However, it would not be appropriate to pre-judge the outcome of the merger vote in this document nor to pre-empt remuneration policy decisions that will be the responsibility of the new Remuneration Committee at the appropriate time.

The following section is therefore dedicated to the Directors' Remuneration Report, which provides information on how the policy has been implemented during the year, and in respect of which we are offering shareholders the usual advisory vote at our 2017 AGM.

It should be noted that Mr Phil Wagstaff, Global Head of Distribution, was appointed to the Henderson Group plc Board with effect from 24 May 2016. This report will therefore include details of his remuneration since the date of his appointment.

2016 performance and key pay outcomes

During 2016 all remuneration decisions have been made in line with the remuneration policy approved by shareholders at the AGM in April 2015.

As per last year's report, a summary of the key performance outcomes and associated remuneration decisions is set out in the 'At a Glance' section on pages 70 and 71.

Clearly 2016 has been a challenging year against a backdrop of considerable market volatility and political uncertainty, with unforeseeable seismic shifts impacting investor sentiment and appetites. While our short-term investment performance has softened, our three year investment performance has remained strong, demonstrating our ability to deliver exceptional long-term performance for our clients.

Our investment performance has enabled us to generate significant performance fees (although materially down on the levels reported in 2015), and management fee income (our principal revenue stream) has increased reflecting the impact of flows from 2015 and our Australian acquisition, boosted by market movements and currency translation. Although we have experienced retail outflows, mainly as a result of the global pull back from exposure to European assets, this has been partly offset by positive flows within our Institutional business as investment in our institutional strategies have begun to bear fruit. The above, together with disciplined cost management, has enabled us to deliver a similar level of underlying profitability to 2015.

This year we passed the mid point of our five year strategy, as part of which we targeted doubling our AUM by 2018. It is pleasing to note that we are on schedule, having achieved 59% AUM growth since the beginning of 2014, within the context of a more diversified and global business, even before what is hoped to be a transformative corporate transaction on which shareholders will vote shortly.

Henderson Group plc Annual Report 2016

68 CORPOR ATE GOVERNANCE Directors’ remuneration report continued 2XU RYHUDOO ÞQDQFLDO UHVXOWV UHßHFW FDUHIXO stewardship of our business in these turbulent market conditions with the following key highlights: • Total AUM at 31 December 2016 up 9.8% to £101.0bn (2015: £92.0bn) • 1HW RXWßRZV RI €4.0bn (2015: £8.5bn QHW LQßRZ) • 8QGHUO\LQJ SURÞW EHIRUH WD[ IURP FRQWLQXLQJ operations down 3.3% to £212.7m (2015: £220.0m) • Diluted continuing underlying EPS down 12% to 15.2 pence per share (2015: 17.2 pence per share) • The lower momentum in the business, coupled with the challenging political and HFRQRPLF FRQGLWLRQV KDV EHHQ UHßHFWHG LQ the Company’s share price which stood at £2.36 as at 31 December 2016 compared to £3.10 as of 31 December 2015 • Total dividend slightly up at 10.5 pence per share (2015: 10.3 pence per share). $V \RX ZRXOG H[SHFW D VLJQLÞFDQW DPRXQW RI time and effort has been expended, especially by our Executive Directors, in constructing, planning, negotiating and preparing for the proposed merger. The realisation of the PHUJHU DQG LWV EHQHÞWV LV GHSHQGHQW RQ WKH vote of shareholders. However you will see LW UHßHFWHG LQ WKH DVVHVVPHQW RI WKH VWUDWHJLF contribution for all of our Executive Directors, notably for Mr Formica, who has demonstrated considerable vision and energy in bringing to the table what we believe may be a transformative strategic opportunity for our Company and our shareholders. From a Total Shareholder Return (TSR) SHUVSHFWLYH WKH VLJQLÞFDQW IDOO LQ WKH Company’s share price following the external events of 2016 has materially impacted our TSR performance, especially versus the ASX 100, where currency effects have had a further dilutive impact, but we believe we are well positioned, even before the merger, to recover. Taking into account the performance KLJKOLJKWHG DERYH , KDYH VXPPDULVHG WKH key 2016 remuneration outcomes below which are shown graphically overleaf: Performance against indices/peer groups in the period 2014–2016 (%)1 Median TSR Henderson TSR growth growth of indices/peer group Percentile ranking2 )76( 350 *HQHUDO )LQDQFLDO 6HUYLFHV ,QGH[1 15.4 29.0 26.4 Period 2015–20162 FTSE 350 19.0 16.0 56.0 ASX 100 6.7 20.4 18.3 Year 20163 FTSE 350 (20.6) 5.7 12.0 ASX 100 (33.8) 13.4 0.9 • Following a performance assessment DV RXWOLQHG RQ SDJHV 74 WR 77 WKH Remuneration Committee (Committee) awarded: – To the Chief Executive a performance UHODWHG 6KRUW-7HUP ,QFHQWLYH (67,) of £1,515,000 . This represents a pay-out of 350% of base salary (70% of the SUHYDLOLQJ PD[LPXP 67, RSSRUWXQLW\ of 500% of base salary) – 7R WKH &KLHI )LQDQFLDO 2IÞFHU D SHUIRUPDQFH-UHODWHG 67, ERQXV of £700,000, representing a pay-out of 200% of base salary (67% of the PD[LPXP 67, RSSRUWXQLW\ RI 300% of base salary) – To the Global Head of Distribution D SHUIRUPDQFH-UHODWHG 67, ERQXV RI €445 0004. This represents a pay-out of 196% of base salary5 (65% of the SUHYDLOLQJ PD[LPXP 67, RSSRUWXQLW\ of 300% of base salary). • 7KH SHUIRUPDQFH SHULRG IRU WKH /7,3 2014 ended on 31 December 2016. Henderson’s relative TSR performance (accounting for 95% of the total award) was positioned at the 38th percentile relative to the peer group. This resulted in zero vesting of this element. Taking into account performance against the additional risk and sustainability element 3% (out of the available 5% DZDUGHG) WKH RYHUDOO YHVWLQJ OHYHO IRU /7,3 2014 DZDUGV LV 3% RI WKH PD[LPXP DZDUG. • The combination of the above outcomes has resulted in the Single Figure Disclosures for the Chief Executive and Chief Financial 2IÞFHU EHLQJ PDWHULDOO\ UHGXFHG (E\ 65% DQG 43% UHVSHFWLYHO\) FRPSDUHG WR WKH SULRU year (see page 73). There is no prior year comparator for the Global Head of Distribution as he was only appointed as an Executive Director during 2016. Key pay decisions for 2017 ,W VKRXOG EH QRWHG WKDW XQOHVV DQG XQWLO the proposed merger is approved and a revised remuneration policy is adopted by the Remuneration Committee of the combined entity, pay decisions for 2017 will continue to be made in line with the prevailing remuneration policy which was approved by VKDUHKROGHUV DW RXU 2015 $*0. ,Q OLQH ZLWK that policy, the following key decisions are proposed: • We propose to increase the annual base salaries of the Chief Executive and the Chief )LQDQFLDO 2IÞFHU E\ 2.9% WR €445 000 DQG £360,000 respectively, which is marginally below the average increase across the wider employee group (3.1% on average). There is no proposed increase to the salary of the Global Head of Distribution • 2017 67, ERQXVHV (GXH WR EH GHWHUPLQHG LQ WKH ÞUVW TXDUWHU RI 2018) ZLOO FRQWLQXH to be determined in line with the existing policy unless and until a revised mechanism is adopted following the merger • There are no proposed changes to the fees payable to the Chairman or Non-Executive Directors. These will be reviewed and may be subject to change in the event that the merger is approved and once the new Board has been constituted. Henderson Group plc Annual Report 2016

69 £’000 £’000 £’000 7,000 7,000 7,000 1,000 0 0 0 2015 2016 2015 2016 2016 • Shareholders should note that the precise GHVLJQ DQG FRQÞUPDWLRQ RI WKH SHUIRUPDQFH PHWULFV XQGHU /7,3 2017 ZLOO EH GHSHQGHQW on the outcome of the shareholder vote on the merger. However, on the assumption that the plan will continue in its existing form, awards are proposed to be made to the &KLHI ([HFXWLYH WKH &KLHI )LQDQFLDO 2IÞFHU and the Global Head of Distribution at the maximum opportunity (500% and 300% of EDVH VDODU\ UHVSHFWLYHO\) XQGHU /7,3 2017 The proposed awards will have a maximum face value at the date of grant as follows: – Mr Formica: £2,162,500 – Mr Thompson: £1,050,000 – Mr Wagstaff: £990,0006. 7KH QXPEHU RI /7,3 RSWLRQV ZLOO EH determined by reference to the share price at the date of award. Notes 1 7 KH 765 ÞJXUHV TXRWHG LQ WKLV WDEOH DUH measured on a ‘point to point’ basis between WKH HQGV RI WKH UHOHYDQW \HDUV ,W VKRXOG EH QRWHG WKDW IRU WKH SXUSRVH RI WKH /7,3 SODQV it is measured as an average over the three months prior to the start and end of the relevant performance periods in line with UHOHYDQW /7,3 SODQ GHVLJQ 2./3. These periods relate to the proportion of the performance periods completed to date for WKH /7,3 2015 DQG /7,3 2016 SODQV respectively. 4 7KLV ÞJXUH UHSUHVHQWV WKH 67, DZDUG JUDQWHG to the Global Head of Distribution for the period since his appointment to the Board on 24 0D\ 2016 7KH IXOO \HDU DPRXQW LQFOXGLQJ the prior period during which the structure and mix of his remuneration was markedly GLIIHUHQW ZDV €940 000 Expressed as a % of base salary earned since the date of his appointment to Executive Director. 5HßHFWV 300% RI WKH EOHQGHG VDODU\ UHFHLYHG GXULQJ 2016 UHßHFWLQJ KLV WHQXUH SUH-DQG post-appointment to Executive Director. 5. 6 Further details are provided on pages 80 and 81 ,I WKHUH DUH SURSRVHG FKDQJHV WR WKH remuneration policy following the merger, these will be communicated to shareholders of the new entity separately. The Remuneration Committee would ask shareholders to consider and approve the Annual report on remuneration set out in the following pages at our AGM on 26 April 2017. Tim How Chairman of the Remuneration Committee 8 February 2017 Henderson Group plc Annual Report 2016 STR ATEGIC REPORT CORPOR ATE GOVERNANCE FINANCIAL STATEMENTS OTHER INFORMATION Other /7, 67, Pension %HQHÞWV Base 6,000 6,0006,000 5,0005,000 5,000 4,0004,000 4,000 3,0003,000 3,000 2,000 2,000 2,000 1,000 1,000 )LJXUH 1: 6LQJOH WRWDO ÞJXUH RI UHPXQHUDWLRQ Andrew Formica Roger Thompson Phil Wagstaff

70 CORPORATE GOVERNANCE

At a glance

The Directors' remuneration policy was approved by shareholders at the AGM in April 2015 and will remain in force until the 2018 AGM unless material changes are proposed in the intervening period.

For ease of reference, a summary of the Company's key remuneration principles and remuneration elements is set out below. If there are proposed changes to the remuneration policy following the proposed merger, these will be communicated to shareholders of the new entity separately.

Remuneration principles

Our remuneration policy remains focused on pay for performance and in driving shareholder returns over the long term, while prudently managing risk. In doing so, the Committee and the Board recognise that our remuneration policies and practices must enable us to attract, motivate and retain exceptional people, while aligning their interests with those of shareholders. The Committee works closely with the Board Risk Committee to ensure that performance is not achieved by taking unnecessary risks that fall outside the Board's risk appetite.

The key drivers of our remuneration philosophy and strategy are to:

- Attract and retain individuals critical to the long-term success of the Company by providing total reward opportunities which, subject to performance, are competitive within our defined markets both in terms of quantum and structure, and reflect individual contribution to business performance and sound risk management
- Maintain an appropriate balance between both fixed and variable pay, and short and long-term elements of remuneration, to minimise the probability of excessive risk taking and to align with the Company's strategic objectives and time horizons
- Reinforce a strong performance culture through rewards which are differentiated based on Company, division, team and individual performance
- Align management interests with those of the Company's shareholders and clients through building appropriate share and fund ownership over time
- Ensure that reward related processes are compliant with industry regulations, legislation and market best practice and have effective risk management controls.

Our remuneration principles are reinforced by achieving an appropriate balance of the following remuneration elements:

Base pay
Core fixed pay element to attract and retain employees with the personal attributes, skills and experience required to deliver our strategy.

Benefits
Provision of competitive, cost and tax effective benefits, geared towards the promotion of employee wellbeing, to attract and retain employees with the personal attributes, skills and experience required to deliver our strategy.

Pension
Provision of market competitive pension arrangements, in a way that does not create an unacceptable level of financial risk or cost to the Group, to assist with employee recruitment and retention, and to assist employees in building wealth for their retirement years.

Short-Term Incentive plan (STI)
Reward performance on an annual basis, by reference to Company financial performance and individual strategic and personal contribution, thereby aligning employee interests with the annual business plan and to the interests of shareholders. A material proportion of the STI award is deferred to satisfy regulatory requirements in addition to aligning the interests of the employee with those of the shareholders and clients via mutual linkage to the Group share price and investment performance of selected Henderson funds.

Long-Term Incentive plan (LTI)
Supports superior business performance over the longer term and aligns Executive Directors' and shareholders' interests via the linkage to TSR and to other long-term performance measures which are aligned to the achievement of the Company's long-term strategy.

Henderson Group plc Annual Report 2016

71

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

STI performance measures

Financial

	Weighting	Target[2]	Actual outcome	Percentage of max[3]	Weighted achievement of max (out of 50)
Return on equity (ROE) pre tax (pre variable compensation[1]) growth vs 2015	10%	5%	0.8%	39.6%	22.7%
Underlying pre tax profit (pre variable compensation[1]) growth vs 2015	30%	5%	8.4%	58.4%	
Revenue growth (management fees only) vs 2015	15%	5%	8.0%	57.6%	
Operating margin (pre variable compensation[1]) growth vs 2015	15%	0.75%	(0.2%)	45.8%	
One and three year investment performance	15%	70%	64.3%	49.3%	
Net inflows	15%	6%	(4.4%)	7.3%	

Note
1. These measures exclude performance fee revenues and all variable compensation.
2. The figure shown is the target at which 50% of the maximum STI award (500% and 300% of base salary for the Chief Executive and Chief Financial Officer/ Global Head of Distribution respectively) would be awarded.
3. This shows actual achievement as a percentage of the outcome at which the maximum STI award would be awarded.

Non-financial

Strategic objectives – Chief Executive assessed as 98% achievement (90% for Chief Financial Officer and for Global Head of Distribution) – 24.6% and 22.5% respectively out of possible 25%.

Third positive year of progress against the five year growth and globalisation strategy which remains well communicated and understood by investors	Responded to the Board's challenge to accelerate growth in a process which eventually led to the proposed merger with Janus Capital Group
Increased geographic diversification, with the UK now representing less than 50% of Henderson's client base	Successful development of new investment strategies, notably in Emerging Markets
Delivery of consistently strong investment performance, successful investments in organic growth and successful integration of acquisitions in the US and Australia	Similar underlying profits to 2015 despite performance fees being significantly lower and the challenging political and economic conditions

Personal objectives – Chief Executive assessed as 96% achievement (90% for Chief Financial Officer and 85% for Global Head of Distribution) – 24.1%, 22.6 % and 21.3% out of possible 25% for the Chief Executive, Chief Financial Officer and Global Head of Distribution respectively (see further details on pages 74 and 75)

Henderson Group plc Annual Report 2016

72 CORPOR ATE GOVERNANCE Directors’ remuneration report: Annual report on remuneration Role and membership of the Remuneration Committee The Committee reviews and approves, where appropriate, the Group’s remuneration plans and overall Human Resources (HR) policies and practices. ,WV NH\ UHVSRQVLELOLWLHV DUH WR: • Approve the Group’s Remuneration Policy Statement and the remuneration terms and arrangements for Code Staff in accordance with the relevant regulatory remuneration codes • Approve the policy and terms of the Group’s employee and executive share incentive schemes • Determine annually the remuneration of the Chairman, the Executive Directors and the direct reports of the Chief Executive • Consider pay levels and employment conditions for all employees. The full terms of reference of the Committee, which are reviewed annually, are available on the Company’s website (www.henderson. com/ir). The Committee consists entirely of independent Non-Executive Directors. ,Q 2016 LW FRQVLVWHG RI 7LP +RZ (&RPPLWWHH Chairman), Sarah Arkle, Kevin Dolan DQG $QJHOD 6H\PRXU--DFNVRQ ,Q SUDFWLFH all Non-Executive Directors (including the Chairman) and the Chief Executive attend all Committee meetings, although they do not attend if their own remuneration is under consideration. The Committee meets regularly and takes advice on a range of matters, including the scale and composition of total remuneration payable to executives with similar TXDOLÞFDWLRQV VNLOOV DQG H[SHULHQFH holding similar roles and with similar levels of responsibility in comparable companies. ,Q DGGLWLRQ WR UHJXODU DJHQGD LWHPV LQ 2016 the Committee took advice on the potential remuneration impacts of the EBA guidelines RQ 6RXQG 5HPXQHUDWLRQ XQGHU &5' ,9 the Gender Pay Reporting regulations, the LPSOHPHQWDWLRQ RI 8&,76 9 UHJXODWLRQV LQ WKH UK, the potential implications of the proposed merger on share and remuneration plans and practices, market practice in relation to deferral regimes, share plans and changing pension practice and legislation. ,Q 2016 WKH &RPPLWWHH ZDV VXSSRUWHG E\ WKH &KLHI )LQDQFLDO 2IÞFHU WKH *HQHUDO &RXQVHO the Global Head of HR, the Head of Reward DQG WKH &KLHI 5LVN 2IÞFHU 7KH *OREDO +HDG of HR and Head of Reward attend all meetings, except when their own remuneration is under consideration. The Committee Chairman and the Chief Executive make remuneration recommendations for the Executive Committee, members of which report to the Chief Executive. The Chairman is also consulted about the remuneration of the Executive Directors. The remuneration of the Chief Executive is recommended by the Committee Chairman and the Chairman, and approved by the Committee. No Executive Director, other member of the Executive Committee or Non-Executive Director, is involved in any decision on their own remuneration. The Committee held seven meetings during the year. There was full attendance at all meetings. External advisors The Committee does not retain a formal appointed remuneration advisor although it receives consultancy advice from Deloitte LLP (Deloitte) on an ad hoc basis. Deloitte do not attend all Committee meetings. During 2016, the Committee received advice from Deloitte on executive and senior remuneration matters. Deloitte has provided advice to the Committee on regulatory matters, competitive market benchmarking, emerging market practices, remuneration plan design, the approach to shareholder engagement activities as well as potential implications of the proposed merger on share and remuneration plans and practices for Henderson employees. Deloitte’s fees in respect of the advice provided to the Committee were £86,860. Deloitte has also provided advice on remuneration to management during 2016. Deloitte has no other connection to the Company, although as auditors of Janus Capital Group, they were invited to participate in the tender process to be appointed as auditors of the combined group. Further information regarding the tender is outlined on page 65. Henderson Group plc Annual Report 2016 Membership • Tim How (Chairman) • Sarah Arkle • Kevin Dolan • Angela Seymour-Jackson Contents 72 Role and membership of the Remuneration Committee 72 External advisers 73 Total remuneration 73 )L[HG SD\ DQG EHQHÞWV 74 Pension entitlements and contributions 74 STI for the year ended 31 December 2016 78 LTI vesting in respect of performance periods ended in 2016 79 Year-on-year percentage increase in the remuneration of the Chief Executive 80 7RWDO 6KDUHKROGHU 5HWXUQ (765) performance 80 Chief Executive remuneration over last seven years 80 Relative importance of the spend on pay 80 How the policy will be applied in 2017 82 Outstanding LTI and other share scheme awards 83 Directors’ personal shareholding and EHQHÞFLDO VKDUH LQWHUHVWV 84 Shares personally held 84 Payments within the year to past Directors 84 External directorships 84 Statement of shareholder voting

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OTHER INFORMATION

Total remuneration

The tables below report the single figure remuneration for the years ended 31 December 2016 and 31 December 2015 respectively. The amounts shown represent earned remuneration in accordance with the regulations and are shown graphically in the Committee Chairman's statement on page 69.

Single total figure of remuneration – Executive Directors (audited information)

Executive Director	Base pay		Benefits		Pension		STI		LTI		Other		Total	
£'000	**2016**	2015	**2016**	2015	**2016**	2015	**2016**	2015	**2016**	2015	**2016**	2015	**2016**	2015
Andrew Formica	**429**	420	**6**	5	**45**	37	**1,515**	1,560	**42**	3,828	**0**	20	**2,037**	5,870
Roger Thompson	**348**	338	**2**	2	**31**	27	**700**	650	**20**	925	**9**	7	**1,110**	1,949
Phil Wagstaff	**227**	n/a	**1**	n/a	**17**	n/a	**445**	n/a	**1,502**	n/a	**17**	n/a	**2,209**	n/a

Notes

- Remuneration of Executive Directors and Non-Executive Directors is for the calendar year or, if applicable, from the date of appointment or to the date of resignation.
- Benefits consist of the provision of life assurance, critical illness insurance, private medical insurance and lunch allowance.
- Pension includes any additional employer contribution in respect of a Self-Invested Personal Pension, and as applicable, a cash allowance taken in lieu of contribution to the Company pension scheme.
- STI is the gross annual discretionary award for the performance year before mandatory deferral is applied.
- The split of deferral between Group shares and fund interests is given on page 77.
- LTI includes LTIP awards vesting during the year (including dividend equivalents awarded during the year), SAYE and RSP awards which vested during the year and (for 2015 only) ESOP matching shares vesting during the year.
- 2015 reported LTI awards have been restated to reflect the actual share price at the date of vesting (£2.50 and £2.39 for LTIP 2013 and ESOP 2011 respectively) versus £2.88 which was the share price used in the 2016 report (being the average share price over the last quarter of 2015).
- 'Other' comprises amounts paid in relation to dividends earned on beneficial interests in Company share plans.
- For Mr Wagstaff, the following notes apply:
  - The base salary shown is the amount paid since his appointment as Executive Director on 24 May 2016 – the full year amount is £331,000;
  - the bonus shown above is the amount awarded in relation to the period since his appointment as Executive Director – the full year amount (£940,000) reflects the period prior to his appointment, during which the structure and mix of his remuneration was markedly different;
  - the LTI award reflects the outcome of the 2014 LTIP award, plus the vesting of an award under the Restricted Share Plan (see further detail below);
  - the RSP award was granted upon his appointment to Henderson in March 2012. The performance conditions were as follows:
    - Net sales (85% weighting) – net sales at 31 December 2016 (as a percentage of AUM at 1 July 2012), with zero vesting for net sales below 4% and 100% vesting for net sales at/above 12%; and
    - Non-financial (15%) – percentage at the discretion of the Chief Executive taking into account non-financial metrics including TCF and risk across the Distribution area as well as the Executive's general performance of his duties.

  The maximum award was 932,030 shares: Assessment – 7.5% net sales equating to 61% of the net sales element (51.7% of total award) plus 100% for the non-financial element (15% of total award) – resulting in total vesting of 621,353 shares valued using a share price of £2.39 which is the average share price over the last quarter of 2016.

Single total figure of remuneration – Chairman and other Non-Executive Directors

Non-Executive Director	Fees		Benefits/expenses	
£'000	**2016**	2015	**2016**	2015
Chairman				
Richard Gillingwater	**220**	200	**3**	3
Other Non-Executive Directors				
Sarah Arkle	**97**	90	**0**	0
Kevin Dolan	**74**	70	**6**	7
Tim How	**109**	103	**1**	0
Robert Jeens	**99**	93	**0**	0
Angela Seymour-Jackson	**74**	70	**2**	3
Kalpana Desai	**74**	18	**26**	7

Notes

- Kalpana Desai's 2015 fees reflect service since her appointment on 5 October 2015.
- It should be noted that Kalpana Desai's expenses reflect the cost of travelling from her base in Hong Kong to Board and Committee meetings.

Fixed pay and benefits

The Chief Executive's and Chief Financial Officer's base pay was increased by 3% to £432,500 and £350,000 respectively with effect from 1 April 2016, such increases being in line with average increases awarded to the wider employee population. The fixed pay shown in the table represents the amounts paid during the year. The Global Head of Distribution's base pay was increased to £275,000 with effect from 1 April 2016 and then to £375,000 with effect from 1 June 2016 to reflect his appointment to the Board and the resulting material change to the structure and mix of his compensation.

The benefits consist of life insurance, critical illness insurance and private medical insurance, plus a lunch allowance, in line with benefits provided to other employees.

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Directors' remuneration report: Annual report on remuneration continued

Pension entitlements and contributions

The Executive Directors participate in the non-contributory section of the Henderson Group Pension Scheme that provides defined contribution benefits on the same basis as other employees. The Executive Directors are each entitled to a contribution, currently 10.5% of base pay, into the Group's defined contribution pension plan. Due to the application of HMRC pension limits (Lifetime Allowance and Annual Allowance), both the Chief Executive and Chief Financial Officer elected to take the cash alternative during 2015. In the case of Mr Wagstaff, he elected to take the cash alternative with effect from 1 April 2016.

In 2016, the Group paid a pension cash allowance of £45,090 to Mr Formica and a pension cash allowance of £31,275 to Mr Thompson. In respect of Mr Wagstaff, the Group paid a cash allowance of £16,500 for the period since his appointment as Executive Director. For the full year, additional contributions of £6,759 were made to Mr Wagstaff's pension in the period up to 31 March 2016, and a cash allowance of £2,062 paid in the period after that date up to 24 May 2016.

STI for the year ended 31 December 2016

For the purpose of determining the 2016 bonus, the Committee assessed the performance of the business overall and of each of the Executive Directors.

Financial performance

The Group delivered financial results which were robust in the context of challenging and volatile market conditions and external events which were outside of the Company's control. The key financial highlights are summarised in the Committee Chairman's statement and the At a Glance section on pages 70 and 71.

The overall assessment of financial performance under the STI scorecard is a total score of 45.4% of maximum (22.7%[1] out of a possible 50% as shown in the table on pages 76 and 77).

Strategic and personal contributions

During the year, the progress on business strategy strongly exceeded expectations with a number of strategic initiatives being driven by the Executive Directors, in particular by the Chief Executive, including:

- 3rd positive year of progress against the five year growth and globalisation strategy, which remains well communicated and understood by investors. The Company is well on course to meet the original stretching target of doubling AUM in five years
- Responding to the Board's challenge to accelerate growth in a process which eventually led to the proposed merger with Janus Capital Group
- Increased geographic diversification, with the UK now representing circa 50% of Henderson's client base
- Successful development of new investment strategies, notably in Emerging Markets
- Delivery of the successful integration of acquisitions in the US and Australia, and the disposal of Volantis
- Maintained similar underlying profits to 2015 despite performance fees being significantly lower and the challenging political and economic conditions.

The Executive Directors each exceeded their agreed personal objectives.

In particular, Andrew Formica has:

- Delivered on the Group's growth and globalisation strategy, with results in line with plan
- Built a very cohesive Executive Committee which is now working well
- Helped propel the merger discussions and integration planning, and has helped sustain a positive staff morale
- Played an exceptional role in communicating the merger with Janus, and ensuring that this has been well received by clients, shareholders, employees and regulators
- Steered Henderson through challenging market conditions, particularly following the UK referendum to leave the EU, which have impacted flows and which led to the suspension of trading of the Henderson UK Property Fund
- Played an important leadership role at the Investment Association, and in the context of the Association, worked on the FCA's market study into the asset management industry
- Together with other Executive Directors, has been a key driver of the Company's People Strategy as reflected in consistently low turnover rates and high staff engagement scores which significantly out-score sector benchmarks.

Roger Thompson has:

- Delivered on the Group's growth and globalisation strategy, with results in line with plan
- Provided instrumental input to the merger from early identification through to the decision to execute
- Pro-actively driven cost containment (e.g. recruitment freeze, tightening and expectation management of discretionary spending, focus on both staff and non-staff costs) to mitigate market challenges
- Brought forward the annual reporting cycle for Group results by two weeks
- Made a strong contribution to the Executive Committee as the voice of pragmatism and affordability
- Made an exceptional and passionate contribution to the development of our charitable foundation and extension of wellbeing initiatives across the Company
- Together with other Executive Directors, has been a key driver of the Company's People Strategy as reflected in consistently low turnover rates and high staff engagement scores which significantly out-score sector benchmarks.

Note

1. This represents the contribution towards the maximum STI opportunity (out of a maximum 50% relating to financial measures) = weighting x achievement x 50%.

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Phil Wagstaff has:

- Delivered on the Group's growth and globalisation strategy, with results in line with plan
- Demonstrated motivational leadership of the Distribution function in challenging market conditions
- Overseen a material improvement in Institutional Sales
- Made a strong contribution to the management of property funds as Chairman of the regulated ACD
- Made a strong contribution to the Executive Committee, championing client concentricity
- Made a significant contribution since his appointment to the Board in May 2016
- Ensured continued focus on client relationships through our *Knowledge. Shared* brand promise
- Together with other Executive Directors, has been a key driver of the Company's People Strategy as reflected in consistently low turnover rates and high staff engagement scores which significantly out-score sector benchmark.

Strategic contributions: Chief Executive, Chief Financial Officer, Global Head of Distribution (assessed at 98%, 90% and 90% achievement respectively)	**Achievement**
• Progress against the five year strategy	Strong progress
• Responded to the Board's challenge to accelerate growth – culminating in the proposed merger with Janus Capital Group	Exceptional progress
• Increased geographic diversification	Strong progress
• Successful development of new investment strategies notably in Emerging Markets	Strong progress
• Successful integration of acquisitions in the US and Australia and the disposal of Volantis	Strong progress
• Maintenance of similar underlying profits in challenging conditions	Strong progress

Personal contributions: Chief Executive (assessed at 96% achievement)	**Achievement**
• Delivering against strategic plan	Strong progress
• Built cohesive Executive Committee	Strong progress
• Crucial in merger discussions/integration planning	Exceptional contribution
• Key role in communicating the merger	Exceptional progress
• Successfully navigated difficult markets in 2016	Strong progress
• Important leadership role at the Investment Association	Strong progress
• Contribution to People Strategy	Exceptional contribution

Personal contribution: Chief Financial Officer (assessed at 90% achievement)	**Achievement**
• Delivering against strategic plan	Strong progress
• Contribution to merger	Exceptional contribution
• Focus on cost containment	Strong contribution
• Improvement in Group reporting cycle	Strong contribution
• Contribution to Executive Committee and Board	Strong contribution
• Contribution to charitable foundation/wellbeing initiatives	Exceptional contribution
• Contribution to People Strategy	Exceptional contribution

Personal contribution: Global Head of Distribution (assessed at 85% achievement)	**Achievement**
• Delivering against strategic plan	Strong progress
• Motivational Leadership contribution	Exceptional contribution
• Institutional Sales progress	Strong progress
• Contribution to Executive Committee and Board	Strong contribution
• Client focus through *Knowledge. Shared*	Strong contribution
• Contribution to Property Funds	Strong contribution
• Contribution to People Strategy	Exceptional contribution

The individual STI outcomes, relative to the maximum STI opportunity (357.2%/203.6%/199.4% of base salary for the Chief Executive, Chief Financial Officer and Global Head of Distribution respectively, before any risk adjustment) are shown graphically on the following page(s).

Henderson Group plc Annual Report 2016

76 CORPOR ATE GOVERNANCE Directors’ remuneration report: Annual report on remuneration continued 7KH &RPPLWWHH GHWHUPLQHG WKH 67, LQFHQWLYH ERQXVHV RI WKH ([HFXWLYH 'LUHFWRUV DJDLQVW D EDODQFHG VFRUHFDUG RI: • )LQDQFLDO PHDVXUHV (QHW ßRZV RQH DQG WKUHH \HDU LQYHVWPHQW SHUIRUPDQFH DQG JURZWK LQ RSHUDWLQJ PDUJLQ XQGHUO\LQJ SURÞW EHIRUH WD[ management fee revenue and ROE), and • 1RQ-ÞQDQFLDO PHDVXUHV (VWUDWHJLF FRQWULEXWLRQ DQG SHUIRUPDQFH DJDLQVW SHUVRQDO REMHFWLYHV) The targets are set as part of the annual planning process overseen and ultimately approved by the Board. The Target represents the planned outcome for the Group with Maximum aligned with the stretch target and Threshold representing a minimum requirement for any incentive bonus to be paid. The same process is used to guide incentive decisions more widely across the Executive Committee. For the CEO, the performance against each of these measures is set out in the graphic above. The weighted outcome of these measures as a percentage of maximum bonus opportunity (500% x salary for 2016) resulted in an aggregate bonus equivalent to 357.2% of salary (L H €1 545 000) SULRU WR DQ\ DGMXVWPHQWV GHWHUPLQHG E\ WKH &RPPLWWHH DW LWV GLVFUHWLRQ 50.0% For the CFO, the performance against each of these measures is set out in the graphic above. The weighted outcome of these measures as a percentage of maximum bonus opportunity (300% x salary for 2016) resulted in an aggregate bonus equivalent to 203.6% of salary (i.e. £713,000) prior to any adjustments determined by the Committee at its discretion. Henderson Group plc Annual Report 2016 3HUIRUPDQFH 2016: &KLHI )LQDQFLDO 2IÞFHU Target (50% ofActual Weightingmaximum)outcome 5% 0.8% 5%8 4% 5%8.0% 0.75%-0.2% 70% 64 3% 6%-4 4% 25.0%n/a n/a 25.0%n/an/a Threshold TargetMaximum Weighted Contribution Achievement achievementto bonus vs maximumvs maximum(% of salary) ROE growth 8QGHUO\LQJ SUH-WD[ SURÞW JURZWK Management fee growth Operating margin growth Investment performance Flows Strategic objectives Personal objectives 0 25 50 75 100 68.2% 67.5% 67.9% 203.6% 22.7% (out of maximum of 50%) 22.5% 22.6% 67.9% 40% 58% 58% 46% 49% 7% 90% 90% Performance 2016: Chief Executive Target (50% ofActual Weightingmaximum)outcome 5% 0.8% 5%8 4% 5%8.0% 50.0% 0.75%-0.2% 70% 64 3% 6%-4 4% 25.0%n/a n/a 25.0%n/an/a Threshold TargetMaximum Weighted Contribution Achievement achievementto bonus vs maximumvs maximum(% of salary) ROE growth 8QGHUO\LQJ SUH-WD[ SURÞW JURZWK Management fee growth Operating margin growth Investment performance Flows Strategic objectives Personal objectives 0 25 50 75 100 113.7% 123.0% 120.5% 357.2% 22.7% (out of maximum of 50%) 24 6% 24 1% 71.4% 40% 58% 58% 46% 49% 7% 98% 96%

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OTHER INFORMATION

Performance 2016: Global Head of Distribution

Weighting	Target (50% of maximum)	Actual outcome	Measure (Threshold – Target – Maximum)	Achievement vs maximum	Weighted achievement vs maximum	Contribution to bonus (% of salary)
50.0%	5%	0.8%	ROE growth	40%	22.7% (out of maximum of 50%)	68.2%
	5%	8.4%	Underlying pre-tax profit growth	58%		
	5%	8.0%	Management fee growth	58%		
	0.75%	-0.2%	Operating margin growth	46%		
	70%	64.3%	Investment performance	49%		
	5%	-4.4%	Flows	7%		
25.0%	n/a	n/a	Strategic objectives	90%	22.5%	67.5%
25.0%	n/a	n/a	Personal objectives	85%	21.3%	63.9%
			0 25 50 75 100		**66.5%**	**199.4%**

For the Global Head of Distribution, the performance against each of these measures is set out in the graphic above. The weighted outcome of these measures as a percentage of maximum bonus opportunity (300% x salary for 2016) resulted in an aggregate bonus (for the period since his appointment to Executive Director) equivalent to 199.4% of salary (i.e. £455,000) prior to any adjustments determined by the Committee at its discretion.

As part of the annual review process, the Committee considered the recommendations of the Board Risk Committee in relation to the nature, incidence and materiality of risk issues arising during the year and an overall assessment of risk management relative to the risk appetite statement. As a result of that review, the Committee determined that a negative adjustment of £1m should be made (2015: no adjustment) and the STI outcomes for the Executive Directors were amended accordingly to reflect a proportion of the above adjustment. A further adjustment was applied to the vesting outcome of the 2014 LTIP (see page 78).

The Committee also has the discretion to adjust the final STI outcome (upwards or downwards at either an overall funding level and/or in respect of awards to specific Executive Directors) to ensure that the outcome of the STI scorecard is fair in the context of overall Group performance, business performance and individual strategic/personal objectives, or in the event that an exceptional event occurred outside of the Executive Directors' control which, in the Committee's opinion, may have materially affected the STI outcome. The Committee decided that no such adjustment was required.

The awards for Executive Directors were subject to the Group's mandatory deferral policy.

The resulting STI awards (annual bonuses) for 2016 were as follows:

			Deferred £'000			
Executive Director	Total[1] £'000	Cash[2] £'000	Company shares[6]	Funds[7]	As a % of base salary	As a % of maximum opportunity
Andrew Formica[3]	1,515	827		688	350.3%	70.1%
Roger Thompson[4]	700	420	140	140	200.0%	66.7%
Phil Wagstaff[5]	445	255	95	95	195.6%	65.2%

Notes

1. The Committee determined that each of the Executive Directors' STI awards should be reduced relative to the calculated amount by 2% to reflect the risk adjustment set out above. This is a higher percentage reduction than was applied across the incentive pool as a whole.
2. As Identified Staff under AIFMD a proportion of Executive Directors' non-deferred (i.e 'Cash') STI award set out in the table is delivered in the form of Retained Units. These are units in relevant AIFs which are immediately vested on award but must be retained for a minimum period of 6 months. For these purposes, the Company awards units in a basket of (11) AIFs which are deemed to be representative of the overall AIFMD activities of the Company. The amounts delivered in this form are £42,968, £21,840 and £13,884 for Mr Formica, Mr Thompson and Mr Wagstaff respectively.
3. The STI bonus awarded to the Chief Executive was impacted by the strength of his personal and strategic contributions, as well as the outcome of the financial scorecard as reflected on page 76. His award was offset by the risk adjustment referred to above, as a result of which his overall STI award is reduced by 3% relative to 2015.
4. For the Chief Financial Officer, shareholders are reminded that, in respect of 2015, Mr Thompson waived an amount (£109,000) of his calculated STI bonus in the interests of consistency with wider reward outcomes across the Group. Therefore, although the bonus awarded to him, after adjustment for the risk adjustment, appears to reflect a 7.6% increase from his prior year incentive award, in reality it reflects a 7.7% reduction relative to his prior year calculated award.
5. The figure shown for the Global Head of Distribution reflects the STI bonus for the period from 24 May 2016 at which time he was appointed to Executive Director. The full year figure (£940,000) includes the STI award for the period prior to his appointment, during which the structure and mix of his remuneration was markedly different.
6. The deferred Company shares referred to in the table above will be awarded at a price equal to the average purchase price of the underlying shares acquired to satisfy all awards (to all participants) under the Deferred Equity Plan (DEP) immediately prior to the date of award (expected to be on or around 3 April 2017).
7. The deferred fund interests referred to in the table above will be awarded at the unit value of the relevant fund(s) at the date that the fund investment is made (expected to be on or around 3 April 2017).

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Directors' remuneration report: Annual report on remuneration continued

LTI vesting in respect of performance periods ended in 2016

The performance period for the first tranche of the 2014 LTIP ended on 31 December 2016. The table below shows the calculation to determine the percentage vesting based on the TSR result over the performance period. This accounts for vesting of 95% of the award. The Committee was satisfied that this reflected the financial and operating performance of the business over the period. In addition, the Committee assessed performance against a range of risk and sustainability measures which account for the other 5% of the award and determined that this element should be reduced to 3% of the maximum 5% available. This reflects the Committee's recognition of a small number of legacy control and governance issues which have been identified and addressed (or are in the process of being addressed). The responsibility for these shortcomings ultimately rests with the senior cadre of the firm who make up the material proportion of participants within this plan, and it was concluded that the timing of these legacy issues correlated with the performance period of the 2014 LTIP. Therefore, the Committee felt that a reduction in the element relating to the risk and sustainability metrics was justified.

Metric	Weighting	Condition	Threshold target	Stretch target	Actual	% vesting
Relative TSR	95%	TSR vs FTSE General Financials	25% at 50th percentile	100% at 75th percentile	38th percentile	0%
Risk and sustainability	5%	Subjective assessment by the Committee, taking in to account the recommendations of the Board Risk Committee, across a range of risk and sustainability metrics				3%
Total (% of maximum)						3%

The table below shows the vesting details of the first tranche of LTIP 2014 for the Executive Directors. The awards vest on 1 April 2017. The value of the vested shares is based on a share price of £2.39, this being the average share price during the last quarter of 2016 in accordance with the regulations. Any material change to the valuation based on the actual share price as at 1 April 2017 will be disclosed in the Directors' remuneration report for 2017.

Executive Director	Number of options at grant [1]	Number of options vested	Number of lapsed options	Vesting share price (£)	LTIP value (£)	Dividend Equivalent (£)	LTIP value (£)
Andrew Formica	526,667	15,800	510,867	2.39	37,757	4,479	42,236
Roger Thompson	248,334	7,450	240,884	2.39	17,803	2,112	19,915
Phil Wagstaff [2]	220,000	6,600	213,400	2.39	15,772	1,871	17,643

Notes

1. The above table reflects the outcome of the first tranche of LTIP 2014 (two thirds of the total initial award). The second tranche (one third of the total initial award) will vest in April 2018 depending on performance over the four year period from 1 January 2014 to 31 December 2017.
2. In addition to the vested award under LTIP 2014, the single figure LTI disclosure (£1,502,489) for Phil Wagstaff set out on page 73 in this report includes the vesting of 621,353 shares in March 2017, by reference to the performance period ending on 31 December 2016, under an award granted to him on joining the Company in March 2012.

LTI awards made during 2016

Under the LTIP, the Committee may make awards to Executive Directors up to a maximum number of ordinary shares determined by the Committee at the date of grant. Vesting of awards is partly after three years (two thirds of initial award) and partly after four years (one third of initial award). Under the 2016 LTIP, the vesting of awards is subject to the achievement of relevant performance targets over the measurement period, and continued employment. Vested shares under the plan are subject to additional holding periods (two years for the first vested tranche and one year for the second vested tranche) such that the minimum period between grant and release is five years. Vested awards may be exercised at any time within the holding period or the following five years, otherwise the award automatically lapses.

The performance measures under the 2016 LTIP[1] are:

- TSR performance measured equally against the FTSE 350 and the ASX 100 (50% in aggregate)
- Net flows (15%)
- Three year investment performance (15%)
- Growth in operating margin (10%)
- Success in implementing the People Strategy (10%).

In addition, the Committee must be satisfied that the above performance conditions appropriately reflect the Company's underlying financial performance over the measurement period.

The Committee has the power to vary or lapse individual unvested awards in cases of poor risk management, or where results have been misstated or where there has been serious misconduct, a material failure in risk management or a downturn in financial performance. The Committee also has the ability in certain cases to claw back vested awards.

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In March 2016, the following LTI awards were granted to Executive Directors:

Executive Director	Type of award	Basis of award (% of salary)[2]	Share price (£)[3]	Number of options granted	Face value of award (£'000)	% of face value that would vest at threshold performance	Vesting determined by performance over
Andrew Formica[4]	Nil priced options	500%	2.50	840,000	2,100,000	25%	2016–2018 (2/3) 2016–2019 (1/3)
Roger Thompson[4]	Nil priced options	300%	2.50	400,000	1,000,000	25%	2016–2018 (2/3) 2016–2019 (1/3)
Phil Wagstaff[5]	Nil priced options	n/a	n/a	n/a	n/a	n/a	2016–2018 (2/3) 2016–2019 (1/3)

Notes

1. The same performance criteria and weightings also apply to LTIP 2015.
2. Our policy for LTIP awards to our Executive Directors is, other than where a material performance or other concern was present, to grant LTIP options at the maximum face value permitted under the shareholder approved plan (i.e. at 500% and 300% of base salary for the Chief Executive and Chief Financial Officer/ Global Head of Distribution respectively) to maximise their alignment with the long-term interests of the Company and its shareholders.
3. The face value of the award is based on the share price at the date of award (£2.50).
4. The LTIP awards granted on 24 March 2016 were in the form of nil priced options. This gives the participants rights over shares at the time of vesting subject to the satisfaction of relevant performance conditions over the plan measurement period. The resulting value of the award will be based on the number of options that vest and the prevailing share price at the point of vesting.
5. The Global Head of Distribution was not an Executive Director at the date the 2016 LTIP was awarded, although he was awarded 282,000 nil priced options with a face value of £705,000 on 24 March 2016, prior to his appointment.

Year-on-year percentage increase in the remuneration of the Chief Executive

This table reports the year-on-year percentage change in the remuneration of the Chief Executive between 2016 and 2015 compared to that of the average employee.

Employee	Salary	Benefits	STI
Andrew Formica	2.9%	3%	-3%
Average employee	3.0%	3%	-10%

Notes

- Average employee data has been calculated by dividing the annual costs, excluding the Chief Executive, by the average number of staff employed during the year.
- Benefits above include provision of life assurance, critical illness insurance and private medical insurance and lunch allowance.
- For the average employee, this percentage change reflects the impact on benefit costs of increased salaries and increases to the private medical insurance premium – on a per capita basis, the absolute increase is small (i.e. average of £1,229 in 2016 vs £1,187 in 2015).
- In the above analysis, STI covers all 2016 discretionary bonus awards within Henderson Group.

The Committee continues to believe that shareholders' interests are best served by ensuring that a significant proportion of variable pay is performance related. Across the wider business, the aggregate decrease in STI (-10%) is largely due to reductions in awards to investment and distribution professionals, to reflect the impact on bonus funding mechanisms resulting from the slight softening of short-term investment performance and net outflows.

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Directors' remuneration report: Annual report on remuneration continued

Total Shareholder Return (TSR) performance

This graph provided by JP Morgan Cazenove (calculated according to a methodology that is compliant with the UK Companies Act) shows Henderson's performance against the FTSE 350 General Financial Services Index over the last eight years based on the change in the value of a hypothetical £100 holding since December 2009:

Total Shareholder Return


800
700
600
500
400
300
200
100
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
Henderson
FTSE 350 General Financial Services Index

Chief Executive remuneration over last eight years

The total remuneration of Andrew Formica as Chief Executive for the last eight financial years is shown in the following table. The total remuneration figure includes the annual bonus and LTIP awards which vested based on performance in each year. The LTIP vesting figures show the pay-out for each year as a percentage of the maximum.

	2009	2010	2011	2012	2013	2014	2015[1]	2016
Total remuneration (£'000)	2,205	3,516	6,420	2,802	4,989	4,315	5,870	**2,037**
STI % maximum[2]	50%	66%	71%	43%	79%	65%	74%	**70%**
LTIP % maximum vesting	100%	100%	100%	0%	78%	43%	98%	**3%**

Notes

1. The figures for 2015 in the table above have been restated from the 2015 report to reflect the actual vesting price of 2013 LTIP and 2011 ESOP awards, (£2.50/£2.39 respectively) versus the estimated share price of £2.88 as previously reported.
2. It should be noted that, prior to 2015, Mr Formica's maximum bonus opportunity was 600% of base salary. This was reduced to 500% of base salary for 2015 awards. The relative award as a percentage of maximum opportunity reflects the higher opportunity in the years prior to 2015.

Relative importance of the spend on pay

The following table shows the year-on-year movement in total remuneration of all employees compared to the increase in dividends paid and declared on ordinary shares:

	2016[2] £m	2015[1] £m	change
Cost of remuneration of all employees (continuing operations)	**265.1**	273.0	-3%
Dividends on ordinary shares[1]	**117.9**	115.4	2%
Profit after tax attributable to owners of the parent (continuing operations)[2]	**110.9**	161.2	-31%

Notes

1. The figures for dividends paid in 2015 on ordinary shares reported in the 2015 Annual Report was £0.6m higher to reflect the fact that the dividends of that amount were waived by the trustees of the employee benefit trust on certain shares held in trust on behalf of Group employees. The reduced amount has been disclosed as the comparative figure.
2. The 2016 figure is after deduction of £12m of merger and integration costs.

How the policy will be applied in 2017

This section is prepared on the assumption that the current shareholder approved remuneration policy will continue in its existing form for 2017. However dependent on the outcome of the shareholder vote on the merger and any subsequent remuneration decisions made by any new Remuneration Committee the details outlined below may be subject to change.

Base salary

The Committee has generally taken a restrained approach to base salary increases, and only made changes where it feels there is a material misalignment with the market, and in the context of good performance. The average percentage increase to base salaries across the Group which will be awarded as part of the 2017 compensation review is 3.1%. This reflects the Committee's view that the Company's competitive position on base salaries had fallen over the past two to three years to a position towards the bottom of the range (95-105% of market median) which is stated as part of the Remuneration Policy.

It is proposed to increase the base salaries of the Chief Executive and the Chief Financial Officer by 2.9% to £445,000 and £360,000 respectively, to maintain the current competitive position against the peer group in line with general market expectations. This increase is marginally below the average increase across the general workforce. The salary of the Global Head of Distribution was increased to £375,000 with effect from 1 June 2016 to reflect his appointment to the Board and no further increase is proposed.

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CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

The Committee takes the issue of pay discipline very seriously and firmly believes that while base pay should be set at a reasonable level, it takes equally seriously the need to retain high-performing executives by ensuring that their pay is competitive. Getting this balance right is clearly in the interests of shareholders.

Executive Director	2016	2017	Increase
Andrew Formica	432,500	**445,000**	2.9%
Roger Thompson	350,000	**360,000**	2.9%
Phil Wagstaff	375,000	**375,000**	0%

Fees for the Board Chairman and other Non-Executive Directors

The table below shows the annualised fees payable to the Chairman and other Non-Executive Directors in 2016. There are no proposed changes to fees payable to the Chairman or Non-Executive Directors. These will be reviewed and may be subject to change in the event that the merger is approved and once the new Board has been constituted.

£	Board Chairman	Base fee	Senior Independent Director fee	Committee Chair	Committee member	Total 2016	Proposed Total 2017	Proposed increase (annualised)
Chairman								
Richard Gillingwater	220,000					220,000	**220,000**	0%
Other Non-Executive Directors								
Sarah Arkle		62,500		22,500	11,500	96,500	**96,500**	0%
Kevin Dolan		62,500			11,500	74,000	**74,000**	0%
Tim How		62,500	12,500	22,500	11,500	109,000	**109,000**	0%
Robert Jeens[1]		62,500		25,000	11,500	99,000	**99,000**	0%
Angela Seymour-Jackson		62,500			11,500	74,000	**74,000**	0%
Kalpana Desai		62,500			11,500	74,000	**74,000**	0%
Total	**220,000**	**375,000**	**12,500**	**70,000**	**69,000**	**746,500**	**746,500**	**0%**
Other Non-Executive Directors only								**0%**

Note

1. Mr Jeens' fee includes an additional fee of £2,500 for responsibility for the Conflicts of Interest Committee, a sub-committee of the Audit Committee.

Performance targets for STI and LTI awards to be granted in 2017

It should be noted that, should the proposed merger be approved, the Board will rely on the Remuneration Committee of the new entity, which will be composed of independent directors, to recommend the form and amount of compensation to be paid to Executive Directors following the effective time of the merger. However, the new Remuneration Committee of the Board is not yet formed and will not be formed until after the effective time of the merger. It is expected that the Remuneration Committee will generally adopt compensation policies designed to (1) attract, motivate and retain the best executive directors and align their interests with the Company's shareholders, (2) align executive compensation with the Company's overall expected business strategies and values, and (3) foster an ownership approach among the Company's Executive Directors that rewards their focus on long-term objectives. Until such decisions are made by the new Remuneration Committee after the merger, the Company's Executive Directors will continue to receive their current salary and benefits, and the Company will continue to operate its current STI and LTI programmes in line with the approved remuneration policy[1] (as approved by shareholders at the 2015 AGM).

Taking the above into account, the annual STI bonus for 2017 will continue to be based on performance against a scorecard of financial targets and the achievement of non-financial objectives, as detailed in the remuneration policy[1], which are illustrated on pages 76 and 77 respectively. The Committee has chosen not to disclose, in advance, the performance targets for the forthcoming year as these include items which the Committee considers commercially sensitive. However, retrospective disclosure of performance will be disclosed in the 2017 Annual report on remuneration.

The main KPIs taken into account are:

- Growth in underlying profit, ROE and operating margin[2] and revenue (management fees only), indicative of meeting our shareholders' expectations for profitable growth and strong financial control
- Net new business growth, indicative of our success in delivering investment performance and service, but also in delivering appropriate products which meet our clients' long-term investment needs
- Proportion of funds which outperform, indicative of our success in delivering excellent investment performance to our clients and a key driver in our objective of growing long-term, stable AUM and to grow sustainable revenue streams.

In relation to the LTIP, the Committee proposes to grant awards under the current approved LTIP structure, with the same measurement and vesting periods for the 2017 LTIP as applied to the 2016 LTIP, namely:

- Two thirds of the award being eligible to vest after three years subject to the plan performance over a three year measurement period, and
- One third of the award being eligible to vest after four years, subject to the plan performance over a four year measurement period.

Each tranche of the award will be subject to additional holding periods (two years in respect of the first tranche and one year in respect of the second tranche), such that the period between award grant and ultimate release will be to five years, thereby aligning participant and shareholder interests over a five year period.

The Committee has decided at this stage not to confirm the form and nature of performance metrics and targets for 2017, as the relevant metrics can only be determined once the outcome of the vote of the proposed merger is known and the long-term financial and strategic goals and targets of the combined entity are confirmed. Shareholders will be notified of the form and nature of the proposed metrics once confirmed.

Notes

1. The remuneration policy, though not included with this year's report, can be read at www.henderson.com/ir/content/corporate-governance-ir.
2. These measures exclude performance fee revenues and all variable compensation.

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Directors' remuneration report: Annual report on remuneration continued

Outstanding LTI and other share scheme awards

The table below shows the vesting results of LTIP awards for 2012 to 2014 (first tranche). The second tranche of the 2014 plan and the 2015 and 2016 plans may vest, depending on performance over the measurement period, in 2017 (2014 LTIP second tranche and LTIP 2015 first tranche), 2018 (2015 LTIP second tranche and LTIP 2016 first tranche) and 2019 (2016 LTIP second tranche respectively). The table also shows the outstanding interests of Executive Directors in these plans.

It should be noted that, at this stage, it is not proposed to amend the performance metrics of the in-flight LTIP plans to reflect the proposed merger. However, should the merger be approved, the Remuneration Committee of the combined entity will review the prevailing measures to ensure that they remain relevant, reflect an appropriate level of stretch, and remain aligned with the long-term horizons and strategic goals of the new entity. The Company will undertake appropriate shareholder engagement and approval activities in the event that any changes to the metrics are proposed.

	2012 LTIP	2013 LTIP	2014 LTIP	2015 LTIP	2016 LTIP
Awards made	April 2012	April 2013	April 2014	May 2015	March 2016
Performance period	2012-2014	2013-2015	2014-2016 (2/3) 2014-2017 (1/3)	2015-2017 (2/3) 2015-2018 (1/3)	2016-2018 (2/3) 2016-2019 (1/3)
Performance criteria	TSR vs FTSE General Financials Below 50th = zero At 50th = 25% Above 75th = 100% Straight line between these points	TSR vs FTSE General Financials (95%) Risk and sustainability (5%) Below 50th = zero At 50th = 25% Above 75th = 100% Straight line between these points	TSR vs FTSE General Financials (95%) Risk and sustainability (5%) Below 50th = zero At 50th = 25% Above 75th = 100% Straight line between these points	• TSR (measured equally against FTSE 350 and ASX 100): Below 50th = zero; at 50th = 25%; at/above 75th = 100%; straight line between these points • Net fund flows: Below 3.5% = zero; at 3.5% = 25%; at/above 7% = 100%; straight line between these points • 3 year investment performance: Performance against benchmark below 55th = zero; at 55% = 25%; at/above 70% = 100%; straight line between these points • Growth in operating margin: Below 0.5% = zero; at 0.5% = 25%; at/above 1% = 100%; straight line between these points • People Strategy: Assessment by the Committee against success of People Strategy	
Vesting dates	6 April 2015	6 April 2016	1 April 2017 (2/3) 1 April 2018 (1/3)	1 May 2018 (2/3) 1 May 2019 (1/3)	24 March 2019 (2/3) 24 March 2020 (1/3)
Exercise by	6 April 2020	6 April 2021	1 April 2022 (2/3) 1 April 2023 (1/3)	1 May 2023 (2/3) 1 May 2024 (1/3)	24 March 2024 (2/3) 24 March 2025 (1/3)
Outcome	TSR of 116% 55th percentile 43% vested	TSR of 171% 90th percentile 98% vested	Tranche 1 TSR of 27.4% 38th percentile For Tranche 2, performance period not complete	Performance period not complete	Performance period not complete
Vesting date share price	£2.90	£2.50	£2.39 [1]	n/a	n/a

Executive Director	Plan	Type	2014 award vests 2017/18[2]	2015 award vests 2018/19	2016 award vests 2019/20	Interest at 31 December 2016
Andrew Formica	LTIP	Options	790,000	751,879	840,000	2,381,879
Roger Thompson	LTIP	Options	372,500	354,457	400,000	1,126,957
Phil Wagstaff [3]	LTIP	Options	330,000	267,812	282,000	879,812

Notes

1. The share price shown for the 2014 LTIP is the average share price during the last quarter of 2016.
2. The first tranche of the 2014 LTIP will vest on 1 April 2017 with a vesting percentage of 3%. The second tranche of the 2014 LTIP will vest on 1 April 2018, subject to performance over the four year period from 1 January 2014 to 31 December 2017.
3. The LTIP awards granted to Mr Wagstaff were all granted prior to his appointment to Executive Director.
4. Mr Wagstaff was granted a further RSP on 19 May 2016 over a maximum of 613,446 shares, vesting in three equal tranches on 31 March 2018, 2019 and 2020 respectively subject to the following performance conditions:
   – Net sales (85% weighting) – net sales at 31 December prior to the vesting date as a percentage of AUM as at 1 January 2017, with zero vesting for net sales below 4% and 100% vesting for net sales at/above 12%, and linear extrapolation between these points
   – Non-financial (15%) – percentage at the discretion of the Chief Executive taking into account non-financial metrics including TCF and risk across the Distribution area as well as the Executive's general performance of his duties.

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STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

The table below shows the Executive Directors' outstanding interests in the Group share schemes at 31 December 2015 and 2016, together with the additional interests in shares held beneficially by the Executive Directors outside of the Group share schemes.

It includes the movements in the employee and executive share plans during 2016.

				Movement during year				
Executive Director	Plan	Type	Interest at 31 December 2015	Awarded	Vested 2016 not exercised	Vested 2016 and exercised	Vested in previous years and exercised	Lapsed	Interest at 31 December 2016
Andrew Formica	SAYE	Options	8,169						8,169
	BAYE	Shares	61,478	4,846					66,324
	DEP/ESOP	Shares	205,272	410,544		615,816			0
	LTIP	Options	2,591,879	840,000		1,029,000		21,000	2,381,879
Total outstanding interests in Group share schemes									2,456,372
Total shares held outright outside Group share schemes									4,113,019
Total interests in Group shares									**6,569,391**
Roger Thompson	SAYE	Options	8,411						8,411
	BAYE	Shares	5,088	2,490					7,578
	DEP/ESOP	Shares	69,322	44,500		27,279			86,543
	LTIP	Options	1,076,957	400,000	343,000			7,000	1,469,957
Total outstanding interests in Group share schemes									1,572,489
Total shares held outright outside Group share schemes									202,696
Total interests in Group shares									**1,775,185**
Phil Wagstaff	SAYE	Options	4,205	4,368					8,573
	BAYE	Shares	18,987	4,185					23,172
	DEP/ESOP	Shares	366,376	85,832		288,699			163,509
	LTIP	Options	922,812	282,000		318,500		6,500	879,812
	RSP	Shares	1,864,060	613,447		932,030			1,545,477
Total outstanding interests in Group share schemes									2,620,543
Total shares held outright outside Group share schemes									0
Total interests in Group shares									**2,620,543**

Directors' personal shareholding and beneficial share interests

Over time, each Executive Director is required to maintain a personal target shareholding equivalent to 300% of base salary (excluding unvested interests in Company share schemes). Mr Formica has achieved this target. Mr Thompson, who was appointed Chief Financial Officer on 26 June 2013, currently holds shares with a value equivalent to 139% (2014: 114%) of base salary, and is expected to achieve the 300% target over time. Mr Wagstaff, who was appointed as an Executive Director with effect from 24 May 2016, currently holds no shares but is expected to achieve the 300% target over time.

The table below shows the financial value of the personal holding as a multiple of base salary as at 31 December 2016:

Executive Director	Value (£'000)	Multiple of base salary
Andrew Formica	9,829	22.7
Roger Thompson	484	1.4
Phil Wagstaff	0	0.0

Note
Based on share price of £2.39, being the average over the three months prior to the end of 2016.

There is no personal target shareholding requirement for Non-Executive Directors.

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Directors' remuneration report: Annual report on remuneration continued

Shares personally held

As at 8 February 2017, 31 December 2016 and 31 December 2015, the Directors had the following beneficial interests in shares in the Company:

	8 Feb 2017	31 Dec 2016 (or date of appointment)	31 Dec 2015 (or date of appointment)
Executive Directors			
Andrew Formica (Chief Executive)	4,113,019	**4,113,019**	6,721,414
Roger Thompson (Chief Financial Officer)	202,696	**202,696**	188,239
Phil Wagstaff (Global Head of Distribution)	0	**0**	0
Chairman and Non-Executive Director			
Richard Gillingwater	15,000	**15,000**	15,000
Other Non-Executive Directors			
Sarah Arkle	20,663	**20,663**	20,663
Kevin Dolan	3,083	**3,083**	3,083
Tim How	11,780	**11,780**	11,780
Robert Jeens	14,694	**14,694**	14,694
Angela Seymour-Jackson	11,082	**11,082**	11,082
Kalpana Desai	20,000	**20,000**	0
Total	4,412,017	**4,412,017**	6,985,955

Note

Directors' figures include interests of connected persons.

Payments within the year to past Directors

Payments made to past Directors during 2016, in relation to awards vesting under relevant Company share plans, are set out in the following table:

Executive Director	Plan	Type	Vested	Lapsed	Value vested
Shirley Garrood	ESOP	Shares	62,672	–	150,281
David Jacob	DEP	Shares	1,858	–	4,397
	ESOP	Shares	66,178	–	158,442
James Darkins	DEP	Shares	41,939	–	104,423
	ESOP	Shares	32,906	–	78,905

External directorships

Andrew Formica is a member of the Board of the Investment Association and received no remuneration for this role. He is also a Non-Executive Director of Hammerson plc. In 2016, he was remunerated £61,500 for this role.

Statement of shareholder voting

At last year's AGM held on 28 April 2016, the Directors' remuneration report received the following votes from shareholders:

	Directors' remuneration policy	Prior year			Directors' remuneration report		Prior year	
Votes cast in favour	n/a	n/a	664,781,669	84.2%	684,775,145	87.0%	672,179,298	85.1%
Votes cast against	n/a	n/a	123,355,647	15.6%	100,972,921	12.8%	115,986,335	14.7%
Votes at proxy's discretion	n/a	n/a	1,616,979	0.2%	1,554,342	0.2%	1,621,804	0.2%
Total votes cast	n/a	n/a	789,754,295	100%	787,302,408	100%	789,769,437	100%
Abstentions	n/a	n/a	737,070	–	5,284,710	–	721,148	–

The Committee was encouraged by the further increase in the positive voting for the remuneration report relative to that in 2015. The Committee has analysed the reasons for the negative voting above and believe that, similar to the vote in 2015, it arises in relation to two key factors, mainly in relation to its Australian shareholder base, these being:

- Material differences in market pay levels for the chief executives within the European asset management sector (against whom our Chief Executive's pay is benchmarked) and those within the Australian financial sector
- The degree of stretch implicit in the threshold, target and maximum targets of the LTIP programme.

The Committee has sought to engage on, and provide rationale for, these matters via correspondence with major shareholders (and proxy voting agencies) and with face-to-face discussions where appropriate. The Committee believes that its policy and decisions in this regard are appropriate for the Company, are reflective of the continued strong performance of the Company, and appropriately balance and align the interests of Executive Directors and shareholders. The Committee anticipates similar, or increased, levels of support for the 2016 Directors' remuneration report.

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STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Compliance statements and application of principles and recommendations

The Company is subject to the high standards of corporate governance contained in both the UK Corporate Governance Code issued by the FRC in September 2014 (UK Code) and the Corporate Governance Principles and Recommendations issued by the ASX Corporate Governance Council in March 2014 (ASX Principles). The UK Code and the ASX Principles can be found on the websites of their respective organisations at www.frc.org.uk and www.asx.com.au. The Company's corporate governance policies can be found on our website.

Throughout the year, the Company applied the main principles of the UK Code and the ASX Principles and Recommendations. The Company has complied with all the provisions of the UK Code and the ASX Recommendations as set out in the Corporate Governance Statement except in regard to the setting and disclosure of gender diversity targets in the diversity policy as set out in ASX Recommendation 1.5 (although Henderson has signed the Women in Finance Charter and set a number of targets to facilitate greater diversity in the workplace) and the Senior Independent Director did not attend meetings with major shareholders as set out in provision E.1.1 of the UK Code. The reasons for non-compliance are set out on pages 58 and 66 respectively.

This section, together with the Directors' remuneration report, describes how we applied the 'main principles' set out in the UK Code and complied with the ASX Principles. Further details can be found in the Corporate Governance section of our website. The ASX Principles also encourage companies that are not subject to the Australian Corporations Act 2001 to adopt practices and make disclosures to achieve the aims of the provisions contained in certain sections of that Act.

We achieved the aims of some of the provisions, although not fully on senior executives' remuneration. Our disclosure of individuals' remuneration is limited to the Executive Directors who were members of the Board in 2016. Disclosure of the remuneration of non-directors is not a requirement in the UK and we consider this information to be commercially sensitive. However, we have disclosed the aggregate annual remuneration of FCA Code Staff on our website at www.henderson.com/ir.

Compliance with the UK Corporate Governance Code

Set out below is the Board's assessment of the Company's compliance with the main principles of the UK Code.

A. Leadership

A.1 The role of the Board

The Board is responsible for making all key strategic, management and commercial decisions which are necessary for the conduct of the Company's business as a whole, including the approval of corporate strategy, annual budgets, interim and full year financial statements and reports, dividends, accounting policies and all significant capital projects, acquisitions and disposals. The Chief Executive and the ExCo are responsible for developing the appropriate business strategy and, once approved by the Board, for ensuring that the strategy is effectively implemented in accordance with the approved operating plan and within a sound system of internal controls to achieve agreed objectives. A schedule of matters reserved for approval by the Board is reviewed annually and is also on our website. The Board has granted specific delegated authorities (with financial limits approved by the Board) to the Chief Executive, the Chief Financial Officer and other senior executives in respect of financial, accounting, treasury, regulatory and other matters relating to the Group's business and these were reviewed and updated during 2016. A number of other Committees have been appointed to manage aspects of our business and form part of the risk management framework that monitors and mitigates the risks and uncertainties.

See pages 54 and 55 for a description of Board business and activities in 2016.

A.2 Division of responsibilities

There is a division of responsibility between the Chairman, who is responsible for leading the Board and ensuring its effectiveness, and the Chief Executive who is responsible to the Board for the overall management and performance of the Group. A summary of the roles of the Chairman and the Chief Executive is set out in the Corporate Governance Policy on our website.

A.3 The Chairman

The Chairman provides the appropriate leadership to the Board as demonstrated by the recent Board evaluation and ensures its effectiveness on all aspects of its role. He also holds meetings to discuss and agree the setting of its agenda to ensure that all matters are considered and provided with sufficient time according to their importance. See pages 54 to 56 for a summary of the Board evaluation and the activities of the Board.

A.4 Non-Executive Directors

The Chairman is committed to making certain that the Board devotes enough time to consider the Group's strategy and its link to the business. A discussion is often held with the Non-Executive Directors following Board meetings to ensure that matters are being considered and addressed to their satisfaction.

The Non-Executive Directors are given the opportunity to question and challenge any initiatives and proposals from management on a regular basis.

B. Effectiveness

B.1 The composition of the Board

The Nomination Committee reviews the mix of diversity, skills and experience on the Board and succession planning for the Non-Executive Directors. See pages 57 and 58 for a summary of the activities of the Committee. Directors' biographies are set out on pages 50 to 53. See page 53 for a summary of independence of Directors on the Board and page 56 for a further summary of skills and experience.

B.2 Appointments to the Board

The Nomination Committee makes recommendations to the Board when appointing new Directors. A summary of any appointment process is also reported when applicable. See page 57 for an overview of the induction process for Phil Wagstaff.

A summary of our policy on the appointment and reappointment of Directors is on our website, as is a summary of the terms and conditions of their appointment.

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Compliance statements and application of principles and recommendations continued

B.3 Commitment
Directors are notified of the time commitment expected from them in their letters of appointment and reappointment. The schedule of Board and Committee meetings is prepared and agreed two years in advance where possible, to ensure that the Directors are aware of and can meet their commitments.

B.4 Development
Regular training sessions to update Directors' skills and knowledge of the business and regulatory matters when appropriate are held during the year and details are set out on page 56. See page 57 for an overview of the induction process for Phil Wagstaff.

B.5 Information and support
The Chairman, Chief Executive and Chief Financial Officer hold agenda-setting meetings before each Board meeting to review the items of business, the likely time to be spent on each agenda item, who should present particular items and to ensure that appropriate papers are provided. These are provided both in hard copy and in a secure format electronically as requested by the Directors in advance of Board and Committee meetings.

B.6 Evaluation
The Board carries out an internal evaluation exercise of its own performance and that of its Committees and individual Directors on an annual basis. Every three years, an external evaluation specialist is appointed to carry out the process and report to the Board. The last external evaluation was undertaken in 2014. The results of the 2016 evaluation are set out on page 56.

B.7 Re-election of Directors
Non-Executive Directors are initially appointed for a fixed term, normally three years, and any subsequent terms are considered by the Board. If a Non-Executive Director is reappointed after having served six years, such reappointment, and any subsequent reappointment, will normally be for a period of 12 months.

At our AGM held on 28 April 2016, shareholders reappointed Sarah Arkle, Kalpana Desai, Kevin Dolan, Andrew Formica, Richard Gillingwater, Tim How, Robert Jeens, Angela Seymour-Jackson and Roger Thompson as Directors. Our next AGM is due to take place on 26 April 2017 in London, when Directors on the Board at that date will be seeking reappointment in accordance with the recommendations of the UK Code.

C. Accountability

C.1 Financial and business reporting
The Audit Committee reviews the Annual Report which sets out the Company's position and prospects to ensure that it is fair, balanced and understandable, to assist the Board in making their decision. Further detail regarding this process is set out on pages 62 and 63.

C.2 Risk management and internal control
The Board Risk Committee considers the Group's risk appetite statement and risk management framework. Further details are set out on pages 60 and 61. The Audit Committee considers the system on internal controls and the annual internal controls report and further information is set out on pages 59 and 64.

C.3 Audit Committee and auditors
The Board has in place a framework of formal and transparent arrangements to apply the corporate reporting and risk management and internal control principles and for maintaining an appropriate relationship with the Company's auditors.

A description of these arrangements can be found in the relevant Board Risk and Audit Committee reports on pages 60 and 61 and 62 to 65 respectively.

D. Remuneration

D.1 The level and components of remuneration
Details of the Executive Directors' remuneration and how this promotes the long-term success of the Company is set out in the the Directors' Remuneration Report on pages 67 to 84.

The Remuneration Policy was approved by shareholders at the 2015 AGM.

D.2 Procedure
The Group's approach to setting remuneration policy is set out in the Remuneration Policy, as approved by shareholders at the 2015 AGM.

E. Relations with shareholders

E.1 Dialogue with shareholders
We actively engage with investors and investor bodies and welcome the opportunity to discuss their views on relevant issues. The Board also receives regular feedback from the Investor Relations team and the Executive Directors about investors' and analysts' views on the Group and wider industry matters.

We publish our financial results on both the LSE and the ASX. The 2015 Annual Report was sent to all shareholders that had requested it and all other shareholders were notified, via post or email, that the 2015 Annual Report was available on our website. More information regarding dialogue with our shareholders is set out on page 66.

E.2 Constructive use of General Meetings
The AGM provides our shareholders with an opportunity to question the Board and the Chairman invites questions during the course of the meeting. All shareholders were invited to the AGM held on 28 April 2016, held in London and simultaneously broadcast to Sydney, Australia. All Directors attended the AGM. Notice of the AGM was given to shareholders and a summary of the questions asked at the AGM and the answers given, together with the results of resolutions put to the AGM, are on our website.

Compliance with the ASX Corporate Governance Principles and Recommendations

Principle 1 – Lay solid foundations for management and oversight

1.1 Role of the Board and delegation of responsibilities
See pages 49 and 85 for a description of the role of the Board and delegation of responsibilities. In addition, a copy of our Corporate Governance Policy, which sets out the roles of the Board and the Directors, is on our website.

1.2 Appropriate checks undertaken when appointing Directors and information relevant to the appointment of Directors
As the Group has a number of subsidiaries which are regulated, the appointment of every Director to the Board of Henderson Group plc is subject to pre-approval from the FCA before such an appointment can be made. Biographies for each of the Directors are set out on pages 50 to 53.

1.3 Terms of appointment
The terms of appointment for Non-Executive Directors are set out in their letters of appointment, an example of which is available on the website. The Executive Directors and senior executives have service contracts.

Henderson Group plc Annual Report 2016

87
STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

1.4 The Company Secretary
Jacqui Irvine, the General Counsel and Company Secretary, is directly accountable to the Board and all Directors have access to her services. The Company Secretary can be appointed or removed only with the approval of the Board. The Directors are entitled to seek independent professional advice, at the Company's expense, where they judge it necessary for them to discharge their responsibilities.

1.5 Diversity policy and objectives
A copy of our Diversity Policy is on our website. Page 17 contains the relevant proportions of men and women on the Board, ExCo and across the whole organisation. See pages 18 and 85 for our diversity disclosures and confirmation that Henderson has signed the Women in Finance Charter and set a number of targets to facilitate greater diversity in the workplace.

1.6 Evaluation of the Board
See page 56 and also B.6 'Evaluation' above for further information regarding our Board evaluation process.

1.7 Evaluation of senior executives
See page 56 for further information regarding the evaluation of our senior executives. A copy of the Evaluation of Senior Executives policy is available on our website.

Principle 2 – Structure the Board to add value

2.1 Nomination Committee
The Nomination Committee is comprised of seven Non-Executive Independent Directors (including the Chairman). See page 53 for an analysis of the independence of the Chairman. See pages 57 and 58 for a description of the activities of the Nomination Committee. Terms of reference of the Committee are available on the website. Committee attendance is set out on page 55.

2.2 Board skills matrix
Page 56 contains a summary of the skills and experience of each of the Directors. A note on Henderson's policy on diversity is set out on page 58. A skills matrix is also reviewed on an annual basis by the Nomination Committee.

2.3 Independence of Directors
See page 53 for a summary of the independence of Directors. Dates of appointment are set out on page 55. In addition, page 58 sets out the tenure of the Non-Executive Directors.

2.4 A majority of the board of a listed entity should be independent directors
Independent Non-Executive Directors constitute a majority of the Board. See page 53 for a summary.

2.5 Independence of the Chairman
See page 53 for a summary of the independence of Directors and the Chairman. There is a division of responsibility between the Chairman, who is responsible for leading the Board and ensuring its effectiveness, and the Chief Executive who is responsible to the Board for the overall management and performance of the Group.

2.6 Induction and training
See page 57 for an overview of the induction process for Mr Wagstaff. Regular training sessions to update Directors' skills and knowledge of the business and regulatory matters when appropriate are held during the year and details are set out on page 56.

Principle 3 – Act ethically and responsibly

3.1 Code of Conduct
A copy of the Code of Conduct, which is applicable to all directors, senior executives and employees of the organisation, is available on the website.

Principle 4 – Safeguard integrity in corporate reporting

4.1 Audit Committee
A description of the activities of the Audit Committee is set out on pages 62 to 65. Terms of reference of the Audit Committee are available on our website. Committee attendance is set out on page 55. The Audit Committee is comprised of four Non-Executive Independent Directors, including an independent director as chair who is not the Chairman of the Board.

4.2 Chief Executive and Chief Financial Officer Declaration
The Chief Executive and Chief Financial Officer's declaration to the Board is set out on page 59.

4.3 External auditors and AGM
The external auditors will be asked to attend the Company's AGM on 26 April 2017 and will be available to answer questions from shareholders about the conduct of the audit and the preparation and content of the independent auditors' report as shown on pages 92 to 97.

Principle 5 – Make timely and balanced disclosure

5.1 Market Disclosure Policy
A copy of the Group's Market Disclosure Policy is available on our website. In addition, the Company has a Market Disclosure Committee which supports the Company Disclosure Officer (the Chief Financial Officer) and ensures that full consideration is given to the appropriateness, quality and adequacy of material information that is released to the market by the Group and that there is an adequate system in place for the timely disclosure of all material information to the ASX and UK Listing Authority and other authorities. It advises the Board members where the Committee considers there is an obligation to disclose information in accordance with the Group's continuous disclosure obligations. The Committee meets regularly and reviews the status of projects and the employee insider list as well as some other materials that may be published internally or externally from time to time.

The Company also has a Share Trading Policy (available on our website) which sets out a procedure and situations when the Directors and employees of the Company can and cannot deal in shares in Henderson Group plc.

Henderson Group plc Annual Report 2016

88 CORPORATE GOVERNANCE

Compliance statements and application of principles and recommendations continued

Principle 6 – Respect the rights of security holders

6.1 Online information

Our website provides online services, which includes a Corporate Governance page, to help shareholders manage their holding and engage with the Investor Relations team and Share Registry. To assist shareholders in accessing up-to-date information on the Group, market briefings and other Company announcements and presentations are available on our website as well as the other policies required by the UK Code and ASX Principles, including the Company's Market Disclosure and Communication and Shareholder Communication Policies.

6.2 Investor Relations programme

Information regarding our Investor Relations programme with our shareholders is set out on page 66.

6.3 Policies and processes to facilitate and encourage participation at meetings of security holders

Henderson's approach to communicating to shareholders and our markets is set out in the Market Disclosure and Communication Policy, designed to ensure compliance with our disclosure obligations. A Chief Disclosure Officer has been appointed to oversee this via the Market Disclosure Committee as set out in 5.1 above.

6.4 Electronic communications

E-mail details for the Investor Relations team and Computershare, the Registrar, can be found on our website.

Computershare routinely sends a 'Deemed Consent' mailing. This gives the option for shareholders to opt for electronic (E-comms) or full hard copy communications. If they do not reply, the shareholder is 'deemed' to have opted for a reduced hard copy mailing and will receive paper shareholder documents (dividend tax vouchers) but they are notified that company documents (Annual Reports etc.) can be found online. This preference can be changed at any point by phoning, writing to or e-mailing Computershare. A shareholder can also make these changes themselves online on the Investor Centre.

Principle 7 – Recognise and manage risk

7.1 Board Risk Committee

A description of the responsibilities of the Board Risk Committee and our risk management framework is set out on pages 42 to 47 and 60 to 61, respectively. Terms of reference of the Committee are available on our website. Committee attendance is set out on page 55. The Board Risk Committee is comprised of five Non-Executive Independent Directors which includes an independent director as chair.

7.2 Risk Management Framework

Our risk management framework is set out on pages 42 to 47 and reviewed annually. Disclosures relating to the review of the risk management framework are set out on page 59.

7.3 Internal Audit Function

Disclosures relating to the Internal Audit Function are included on page 65.

7.4 Risks and Sustainability

A description of our principal risks and uncertainties can be found on pages 46 and 47. See also the Directors' Report on page 89 for a description of Greenhouse Gas Emissions.

Principle 8 – Remunerate fairly and responsibly

8.1 Remuneration Committee

A description of the responsibilities and activities of the Remuneration Committee is set out in the Directors' Remuneration Report on pages 67 to 84. Terms of reference of the Committee are available on our website. Committee attendance is set out on page 55. The Remuneration Committee is comprised of four Non-Executive Independent Directors which includes an independent director as chair.

8.2 Remuneration Policies and Practices

The Group's Remuneration Policy was approved by shareholders at the 2015 AGM. For ease of reference, a summary of the Company's key remuneration principles and remuneration elements is set out in the Directors' Remuneration Report.

8.3 Share Trading Policy

A copy of the Share Trading Policy which prohibits the use of derivatives in respect of employee holdings in Henderson Group securities is available on our website.

Henderson Group plc Annual Report 2016

89 Directors’ report Greenhouse Gas Emissions by scope (W&22H) 2015 (restated)1 Scope 2016 Note 1 2015 UHVWDWHPHQW LQFOXGHV o%XVLQHVV WUDYHOp DQG FRQÞUPDWLRQ RI SUHYLRXVO\ HVWLPDWHG 6FRSH 2 ÞJXUHV Reporting Shares in Henderson Group plc are listed on both the LSE and the ASX (in the form RI &+(66 'HSRVLWDU\ ,QWHUHVWV (&',V)) DQG therefore, the Company is required to comply with both sets of disclosure requirements. Management report Together, the Strategic report and Directors’ report make up the Management report for the purpose of Disclosure and Transparency 5XOH 4 1 8 Branches The Group continues to operate a number of overseas branches. Directors Details of the Board members who served during the year and at the date of this report are set out on pages 52 and 53. Powers Subject to the Company’s Articles of Association and provisions of relevant statutes, the Board may exercise all powers of the Company. Appointment/removal of Directors ,Q DFFRUGDQFH ZLWK WKH 8. &RUSRUDWH Governance Code, all Directors will offer themselves for reappointment at the AGM on 26 April 2017. Pursuant to the Articles of Association, shareholders may remove a Director before the end of his or her term by passing an ordinary resolution at a meeting of shareholders. &RQßLFWV RI LQWHUHVW The Directors have put in place procedures WR GHDO ZLWK FRQßLFWV RI LQWHUHVW DQG WKHVH have operated effectively throughout 2016. $ 5HJLVWHU RI &RQßLFWV RI ,QWHUHVW LV maintained by the Company and reviewed by the Board on an annual basis. ,QGHPQLÞFDWLRQ DQG LQVXUDQFH RI 'LUHFWRUV DQG RIÞFHUV The Company provides an indemnity to Directors to the extent permitted by the Companies (Jersey) Law 1991. The indemnity ZDV HQIRUFHG WKURXJKRXW WKH ÞQDQFLDO \HDU and at the date of the approval of the Annual Report and Accounts. The Company continues to maintain appropriate insurance cover against certain OLDELOLWLHV IRU DOO 'LUHFWRUV DQG RIÞFHUV RI the Group. Political donations The Group made no political donations during the year. Human Rights and Modern Slavery The Group supports all efforts to eradicate forced labour and other abuses of human ULJKWV $V D ÞQDQFLDO VHUYLFHV ÞUP ZH EHOLHYH the likelihood of Modern Slavery existing within our own organisation or supply chain to be very low. A risk assessment of all suppliers based on region of operation and goods or services VXSSOLHG ZDV FDUULHG RXW DQG LGHQWLÞHG no areas of concern. The Procurement department received training on ethical sourcing, and incorporated further checks into the supplier due diligence process. We remain vigilant and take a zero-tolerance approach to this matter. Rounding ,Q DFFRUGDQFH ZLWK WKH $XVWUDOLDQ 6HFXULWLHV DQG ,QYHVWPHQWV &RPPLVVLRQ &ODVV 2UGHU 98/100, amounts in this Directors’ report and other sections of this Annual Report and Accounts have been rounded to the nearest £0.1m, unless stated otherwise. Annual General Meeting A separate document, the Notice of Annual General Meeting 2017, covering the AGM of the Company to be held on 26 April 2017, will be sent or made available to all shareholders and will contain an explanation of the business before that meeting. Extraordinary General Meeting A separate Circular and Notice of Extraordinary General Meeting, covering the EGM of the Company which is intended to be held on the same day as the AGM, being 26 April 2017, will be sent or made available to all shareholders before that meeting and will contain an explanation of the proposed PHUJHU ZLWK -DQXV &DSLWDO *URXS ,QF Share capital and structure Details of the movements in allotted share capital during the year, together with the rights and obligations attaching to the &RPSDQ\pV VKDUHV DUH JLYHQ LQ 1RWH 24 WR WKH ÞQDQFLDO VWDWHPHQWV As set out in the announcement to the market on 3 October 2016, Janus, Henderson and Dai-ichi entered into an amended and restated ,QYHVWPHQW DQG 6WUDWHJLF &RRSHUDWLRQ Agreement relating to the continuing investment of Dai-ichi in the combined group from closing of the merger of equals between +HQGHUVRQ DQG -DQXV &DSLWDO (WKH o,6&$p) 7KH ,6&$ JLYHV 'DL-LFKL WKH ULJKW WR SDUWLFLSDWH LQ future share issuances of the combined group on a pre-emptive basis, dependent on Dai-ichi maintaining its shareholding in the combined group at the level immediately after closing of the merger (subject to dilution in certain FLUFXPVWDQFHV) 7KH ,6&$ SURYLGHV WKDW Dai-ichi’s shareholding in the combined group PD\ QRW H[FHHG 20% 7KH ,6&$ FRQWDLQV certain restrictions on Dai-ichi’s sale of Henderson Group plc Annual Report 2016 STR ATEGIC REPORT CORPOR ATE GOVERNANCE FINANCIAL STATEMENTS OTHER INFORMATION Scope 1 Fuel (natural gas) – – Scope 2 Electricity 2,106 2 304 Scope 3 Business travel (air, rail, road) Hotels Business freight (air, road) Total Scope 3 2,219 174 54 2,447 2 645 213 44 2,902 Total GHG emissions Total per employee 4,552 4.12 5,206 5.60 Further disclosures, where applicable to the Company, are contained in the sections of this Annual Report and Accounts LGHQWLÞHG EHORZ DQG IRUP SDUW RI WKLV Directors’ report: 48t65 & 85–88 Corporate Governance 39 Dividend 138 Events after the reporting date 67t84 ' LUHFWRUVp 5HPXQHUDWLRQ & ,QWHUHVWV 133 Financial Risk Management & )LQDQFLDO ,QVWUXPHQWV

90 CORPOR ATE GOVERNANCE Directors’ report continued ,W LV WKHUHIRUH SURSRVHG WKDW PricewaterhouseCoopers LLP be reappointed as independent auditors and a resolution for shareholders will be proposed at the 2017 AGM. Financial reporting and going concern The Directors have acknowledged their responsibilities in the Directors’ responsibilities statement in relation WR WKH FRQVROLGDWHG ÞQDQFLDO VWDWHPHQWV and those of the Company for the year ended 31}'HFHPEHU 2016 (UHIHU WR SDJH 91) Our business activities, together with the factors likely to affect their future development, performance and position, are set out in the Chief Executive’s review on pages 8 to 11. 7KH ÞQDQFLDO SRVLWLRQ RI WKH *URXS DQG LWV FDVK ßRZ DQG OLTXLGLW\ SRVLWLRQ DUH GHVFULEHG LQ WKH FRQVROLGDWHG ÞQDQFLDO VWDWHPHQWV DQG QRWHV ,Q SDUWLFXODU 1RWH 26 WR WKH ÞQDQFLDO statements summarises the Group’s objectives, policies and processes for managing its ÞQDQFLDO ULVN PDQDJHPHQW REMHFWLYHV GHWDLOV RI ÞQDQFLDO LQVWUXPHQWV XVHG DQG KHGJLQJ activities and its exposures to price, interest rate, liquidity, foreign currency and credit risks. 7KH *URXS KDV VXIÞFLHQW ÞQDQFLDO UHVRXUFHV together with diverse revenue streams. As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully. The Directors closely monitored the material uncertainties inherent in current and expected market conditions, the trading performance of the Group and the debt instruments issued by the Group. After consideration, the Directors are VDWLVÞHG WKDW WKH &RPSDQ\ KDV VXIÞFLHQW ÞQDQFLDO UHVRXUFHV WR FRQWLQXH RSHUDWLQJ in the foreseeable future, and therefore, continue to adopt the going concern basis in preparing the Annual Report. Signed in accordance with a resolution of the Board of Directors: Total number of shares Substantial shareholder % Perpetual Limited 7KH &DSLWDO *URXS &RPSDQLHV ,QF Commonwealth Bank of Australia Bennelong Fund Management Group Pty Ltd -&3 ,QYHVWPHQW 3DUWQHUV /WG 165 604 501 56 242 825 56,052,098 46 533 660 34 300 553 14 63 4 97 4 95 4 1 3.03 Janus Henderson shares (in each case, subject to limited exceptions). The transfer restrictions fall away in part from the earlier of termination RI WKH ,6&$ DQG WKUHH \HDUV DIWHU VLJQLQJ :LWK WKH H[FHSWLRQ RI WKRVH VSHFLÞHG DERYH no other restrictions exist on the transfer or holding of securities in the Company under its Articles of Association and there are no shares carrying special rights with regards to the control of the Company. Substantial shareholdings As at 8 February 2017, the Company had UHFHLYHG QRWLÞFDWLRQ RI KROGLQJV LQ WKH Company’s issued share capital as set out in the table above. Employee share schemes The Company has a number of employee share schemes and the rights attached to the shares of certain share schemes are not exercisable by employees. The discretion to vote remains with the trustees with two exceptions: 1. in cases of takeover or reconstruction; and 2. the trustee of the Henderson Group plc Buy As You Earn Share Plan (and its international equivalent) does not have discretion on how to vote and seeks instructions from WKH EHQHÞFLDULHV Restrictions on voting rights There are no restrictions on voting rights of securities in the Company. The Notice of AGM VSHFLÞHV GHDGOLQHV IRU GHWHUPLQLQJ DWWHQGDQFH and voting entitlements at the AGM. Amendment to the Articles of Association of the Company The Company may only amend its Articles of Association if its shareholders pass a special resolution to that effect. New issues of share capital and disapplication of pre-emption rights At the 2016 AGM, the Directors were authorised by shareholders to allot the Company’s unissued shares up to an DJJUHJDWH QRPLQDO DPRXQW RI €47160 087 RU €94 320 175 ZKHQ LQ FRQQHFWLRQ ZLWK an offer of equity securities by way of a rights issue to shareholders in proportion to their existing holdings. The Directors also have authority to allot equity securities for cash or sell ordinary shares held in treasury (treasury shares) for cash on a non-pre-emptive basis: (a) pursuant to a rights issue; or (b) up to an aggregate QRPLQDO DPRXQW RI €14 148 026 Purchase of own share capital At the 2016 AGM, the Directors were authorised to purchase up to a maximum RI 113 184 210 RUGLQDU\ VKDUHV PLQXV WKH QXPEHU RI VKDUHV SXUFKDVHG DV &',V XQGHU a Contingent Purchase Contract. During the year, the Company announced its intention to commence an on-market share buyback programme. However, as a result of WKH &RPSDQ\ UHDFKLQJ D GHÞQLWLYH DJUHHPHQW for an all-stock merger of equals with Janus &DSLWDO *URXS ,QF WKH &RPSDQ\ GHFLGHG WR stop the on-market share buyback programme. The Company did not buy back any of its RUGLQDU\ VKDUHV RU &',V $FFRUGLQJO\ WKH Company did not expend any cash on buying EDFN HLWKHU VKDUHV RU &',V GXULQJ WKH \HDU Shareholders will be asked to renew these authorities up to a maximum number which is equal to 10% of the issued share capital of the Company as at completion of the merger at the AGM on 26 April 2017. Further information, including the maximum and minimum prices ZKLFK PD\ EH SDLG IRU WKH VKDUHV DQG &',V is set out in the Notice of AGM. 6LJQLÞFDQW DJUHHPHQWV During the year, Henderson UK Finance Limited (a wholly owned subsidiary of the Company) announced that the outstanding £150,000,000 2016 Notes maturing on 24 0DUFK 2016 ZHUH SDLG RQ 24 0DUFK 2016 in accordance with the terms of their issue. Furthermore, the listing of the Debt Securities DGPLWWHG WR WKH 2IÞFLDO /LVW DQG DGPLWWHG to trading on the LSE’s Gilt-Edged and )L[HG ,QWHUHVW 0DUNHW ZDV FDQFHOOHG RQ 29 March 2016. Independent auditors Following the Audit tender, as set out on page 65, the Audit Committee recommended to the Board that PwC be reappointed as external auditors whether the merger is or is not approved by shareholders. Richard Gillingwater Chairman 8 February 2017 Andrew Formica Chief Executive 8 February 2017 Henderson Group plc Annual Report 2016

91

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Directors' responsibilities statement

In relation to the financial statements

The Directors are responsible for preparing the Annual Report and Accounts which includes the Directors' report, the Strategic report, the Directors' remuneration report and the financial statements. The Directors are required to prepare and approve the financial statements for the Group and Parent Company in accordance with Jersey law for each financial year which show a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group for that period in accordance with generally accepted accounting principles. The Directors have elected to prepare the Group and Company financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS).

IAS 1 Presentation of Financial Statements requires that financial statements present fairly for each financial year the Group's and Company's financial position, financial performance and cash flows. In preparing the Group and Company financial statements, the Directors are also required to:

- Select suitable accounting policies in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently
- Make judgements and accounting estimates that are reasonable and prudent
- Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information
- Provide additional disclosures when compliance with the specific requirements of IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group's and Company's financial position and financial performance
- State that the Group and Company have complied with IFRS, subject to any material departures disclosed and explained in the financial statements
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors confirm they have complied with all the above requirements in preparing the financial statements.

Directors' statement as to disclosure of information to auditors

The Directors who were members of the Board at the time of approving this Directors' report are listed on pages 52 and 53. Having made enquiries of fellow Directors and of the Company's auditors, each of these Directors confirms that:

- So far as the Director is aware, there is no relevant audit information needed by the Company's external auditors in connection with preparing their report, of which the Company's external auditors are unaware
- The Director has taken all the steps that he or she ought to have taken as a Director in order to make themselves aware of any relevant audit information needed by the Company's external auditors in connection with preparing their report and to establish that the Company's external auditors are aware of that information
- The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions which disclose with reasonable accuracy, at any time, the financial position of the Group and the Company to ensure that the financial statements comply with Jersey law. They are also responsible for safeguarding the assets of the Group and the Company, and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors confirm that to the best of their knowledge:

- The financial statements have been prepared in accordance with IFRS and give a true and fair view of the assets, liabilities, financial position and profit of the Group and Company for the year ended 31 December 2016
- The Strategic report includes a fair review of the development and performance of the business and the position of the Group for the year ended 31 December 2016 and a description of the principal risks and uncertainties faced by the Group
- The Annual Report and Accounts, taken as a whole, provides the information necessary for shareholders to assess the Company's performance, business model and strategy and is fair, balanced and understandable
- The accounting records have been properly maintained.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group's website, www.henderson.com/ir. Legislation in Jersey and the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Signed in accordance with a resolution of the Directors:



Andrew Formica
Chief Executive
8 February 2017



Roger Thompson
Chief Financial Officer
8 February 2017

Henderson Group plc Annual Report 2016

92 CORPORATE GOVERNANCE

Independent auditors' report

to the members of Henderson Group plc

Report on the financial statements

Our opinion

In our opinion, Henderson Group plc's consolidated financial statements and Company financial statements (the 'financial statements'):

- give a true and fair view of the state of the Group's and of the Company's affairs as at 31 December 2016 and of the Group's and the Company's profit and cash flows for the year then ended;
- have been properly prepared in accordance with International Financial Reporting Standards ('IFRSs') as adopted by the European Union; and
- have been prepared in accordance with the requirements of the Companies (Jersey) Law 1991.

What we have audited

The financial statements, included within the Annual Report, comprise:

- the Consolidated and Company Statements of Financial Position as at 31 December 2016;
- the Consolidated and Company Income Statements and the Consolidated and Company Statements of Comprehensive Income for the year then ended;
- the Consolidated and Company Statements of Cash Flows for the year then ended;
- the Consolidated and Company Statements of Changes in Equity for the year then ended; and
- the notes to the financial statements, which include a summary of significant accounting policies and other explanatory information.

The financial reporting framework that has been applied in the preparation of the financial statements is applicable law and IFRSs as adopted by the European Union.

Overview	
Materiality	Overall Group materiality: £9.5m which represents 5% of profit before tax, adjusted for the amortisation of intangible assets.
Scope	The Group comprises a number of subsidiaries, the majority of which are UK incorporated entities. The UK Group engagement team conducted all audit work in respect of the audit of the Group financial statements, including in relation to certain entities incorporated overseas as accounting is centralised primarily in the UK. Taken together, the subsidiaries and functions in the scope of our audit work accounted for 97% of Group revenues. Our work over the five principal subsidiaries accounted for 79% of adjusted Group profit before tax which we supplemented with procedures over specific balances in entities across the Group.
Recurring areas of focus	• Recognition of management fees and performance fees. • Goodwill and intangible assets impairment review.

Our audit approach

Context

In planning for our audit, we met with the Audit Committee, other Board members and management to discuss and understand significant changes during the year and to understand their perspectives on associated business risks. We used this insight when forming our own views regarding the business as part of developing our audit plan. In particular we have discussed the proposed merger of Henderson with Janus Capital Group Inc, and considered the impact of this on business risks as well as financial statement and audit risks.

We also considered general market conditions and the performance of the Group when scoping and performing our work, in particular over revenue which is driven by the value of assets under management ('AUM').

The scope of our audit and our areas of focus

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) ('ISAs (UK & Ireland)').

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we looked at where the Directors made subjective judgements, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits we also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by the Directors that represented a risk of material misstatement due to fraud.

The risks of material misstatement that had the greatest effect on our audit, including the allocation of our resources and effort, are identified as 'areas of focus' in the table overleaf. We have also set out how we tailored our audit to address these specific areas in order to provide an opinion on the financial statements as a whole, and any comments we make on the results of our procedures should be read in this context. This is not a complete list of all risks identified by our audit.

Henderson Group plc Annual Report 2016

93

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Recurring areas of focus

There are two areas of focus which we expect to recur each year because they relate to significant balances in the financial statements and are an integral part of the business.

Recognition of management fees and performance fees

Recurring area of focus	How our audit addressed the area of focus
Management and performance fees are an area of focus due to the size and importance of revenue to the Group's results. The existence of multiple fee arrangements on different terms creates a further risk that fees may be incorrectly calculated and/or recognised in the wrong period. Fees are calculated as a percentage of AUM, net of any rebates. The fee rates vary across different funds and products and, for performance fees, are only earned once investment performance exceeds a certain level. Performance fees are inherently more complex as judgement can be required to determine whether performance criteria have been met, particularly when the performance period runs over more than one financial reporting period. The correct recognition of management and performance fees is dependent on: a) The fee rate and calculation methodology set out in the terms of the underlying contracts between the Group and its clients and/or the funds; b) The valuation, existence and completeness of the AUM of the funds or the client portfolio; c) The mathematical accuracy of the fee calculation; and d) The posting of the fees to the general ledger, including recognition of the fees in the correct period.	We focused our testing on the following areas: **a) Basis of calculation** We agreed a sample of fee rates and calculation methodologies to contracts and did not identify any differences. **b) Accuracy and completeness of AUM** We understood and evaluated the systems, processes and controls in place in respect of the valuation and existence of AUM and tested the relevant controls on which we sought to place reliance. This included testing in-house controls (including IT general controls) and obtaining independent third party controls reports where functions are outsourced to Third Party Administrators ('TPAs') or Transfer Agents ('TAs'). In such instances, we read the reports and determined that they were appropriate for our purposes. Where the reports did not cover the full financial year we obtained bridging letters from the TPAs/TAs to confirm the relevant controls had continued to operate consistently within the gap period and that no deficiencies had been identified. The results showed that the relevant controls were operating effectively. **c) Fee calculations** We used a combination of data auditing and manual sampling to independently recalculate management fees, rebates and performance fees. We obtained AUM data from source systems at Henderson and/or the TPAs and TAs in our calculations. We did not identify any differences as a result of this testing. **d) Posting of fees** We reconciled the fees we recalculated against the general ledger postings and investigated differences, where applicable. For a sample of fees recognised either side of the year-end we tested that they had been recognised in the correct period, paying particular attention to performance fees. Based on our work, the fees have been correctly calculated and recognised. We also tested a sample of bank reconciliations and performed tests over journals impacting revenue which appeared to be unusual. We did not identify any exceptions as a result of this testing.

Refer to page 62 (Audit Committee Report), note 2 to the financial statements for the Directors' disclosures of the related accounting policies, judgements and estimates and note 3 for further information.

Henderson Group plc Annual Report 2016

94 CORPORATE GOVERNANCE

Independent auditors' report
continued

Recurring areas of focus

Goodwill and intangible assets

Recurring area of focus	How our audit addressed the area of focus
The Group's intangible asset primarily consist of goodwill of £568.7m and IMCs of £68.8m from historic acquisitions. Intangible assets is the most significant balance in the Consolidated Statement of Financial Position which makes this an area of focus. The amounts relating to acquisitions which occurred in prior periods are treated as follows: Goodwill: Assessed annually for impairment by calculating the current 'value in use' of the business and comparing this with the carrying value. This requires judgements to be made about future performance, the most subjective of which are the projected future cash flows and the discount rate. The current year assessment showed that there was significant headroom before an impairment would be required. IMCs: Amortised over the period they are expected to generate revenue and considered for indicators of impairment at each reporting date. The Directors have not identified any impairment indicators which may arise if, for example, the value of AUM was falling at a higher rate than anticipated at the time the amortisation period was determined.	**Goodwill** We recalculated the difference between the carrying value and the Directors' valuation of goodwill to test there was sufficient headroom. We tested the mathematical accuracy of the valuation and tested the inputs to the model by: • Comparing the cash flow forecasts to the latest Board approved five year plans and considering the accuracy of the budgeting process with reference to historic forecasts; • Challenging the growth rates by reference to economic and industry forecasts and historical results; and • Challenging the discount rate by comparing it to the cost of capital for the Group. **IMCs** We considered whether there was any indication that the IMCs may be impaired with reference to recent performance and performance since the acquisition dates. No such indicators were identified. We also compared the amortisation periods being used against the average life of investors and funds based on independent third party research and our knowledge of the industry. **Sensitivity analysis** We performed sensitivity analysis in respect of goodwill and IMCs to consider which changes to assumptions, either individually or collectively, could result in an impairment. We discussed the likelihood of the analysis with the Directors and, although uncertainties always exist with regards to forecasts, the Director's conclusion that there is no impairment, is consistent with the audit evidence obtained.

Refer to page 62 (Audit Committee Report), note 2 to the financial statements for the Directors' disclosures of the related accounting policies, judgements and estimates and note 13 for further information.

Henderson Group plc Annual Report 2016

95

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the geographic structure of the Group, the accounting processes and controls, and the industry in which the Group operates.

The Group's accounting process is structured around a primary finance function in the UK. The UK and overseas finance functions maintain their own accounting records but use the same, integrated general ledger system.

All audit work in relation to the financial statements was performed in the UK by the Group engagement team, including in relation to overseas territories such as the US, Luxembourg and Australia where applicable.

In establishing the overall approach to the Group audit, we determined which entities within the Group were of most financial significance. We audited the complete financial information of five principal subsidiaries within the Group, each of which contributed more than 15% of the profit before tax of the Group. We supplemented this with additional testing over certain balances. This included procedures over specific transactions (such as the debt repayment), testing of consolidation adjustments (such as goodwill) and certain other balances (such as pensions) which were recognised within entities not considered to be financially significant. Taken together, the subsidiaries and functions in the scope of our audit work accounted for 97% of Group revenues. Our work over the five principal subsidiaries accounted for 79% of Group profit before tax (adjusted for the amortisation of intangible assets) which was further supplemented by testing of other balances as described above. These combined procedures enabled us to determine that we had obtained sufficient evidence to support the opinion on the Group financial statements as a whole.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the Group financial statements as a whole as follows:

Overall Group materiality	£9.5m (2015: £10.6m).
How we determined it	5% of profit before tax, adjusted for the amortisation of intangible assets.
Rationale for benchmark applied	We adjusted profit before tax to arrive at a profit measure which, in our judgement, is a relevant benchmark as it is the key performance measure reported by management and used by others to reflect the underlying performance of the business in both its internal and external reporting to stakeholders, including shareholders and analysts. The adjustment made was to add back amortisation of intangible assets. This adjustment has been made to reflect the fact that this is a predictable, recurring charge which has arisen as a result of acquisition accounting. It is also non-cash and is not reflective of the underlying performance of the business. The adjusted profit before tax benchmark is the profit measure against which the Group's performance is more commonly measured and was communicated to the Audit Committee.

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above £0.5m (2015: £0.5m) as well as any misstatements below that amount that, in our view, warranted reporting for qualitative reasons.

Going concern

Under the Listing Rules we are required to review the Directors' statement, set out on page 91, in relation to going concern. We have nothing to report having performed our review.

Under ISAs (UK & Ireland) we are required to report to you if we have anything material to add or to draw attention to in relation to the Directors' statement about whether they considered it appropriate to adopt the going concern basis in preparing the financial statements. We have nothing material to add or to draw attention to.

As noted in the Directors' statement, the directors have concluded that it is appropriate to adopt the going concern basis in preparing the financial statements. The going concern basis presumes that the Group and Company have adequate resources to remain in operation, and that the Directors intend them to do so, for at least one year from the date the financial statements were signed. As part of our audit we have concluded that the Directors' use of the going concern basis is appropriate.

However, because not all future events or conditions can be predicted, these statements are not a guarantee as to the Group's and Company's ability to continue as a going concern.

Henderson Group plc Annual Report 2016

96 CORPORATE GOVERNANCE

Independent auditors' report
continued

Other required reporting

Under ISAs (UK and Ireland), we are required to report to you if, in our opinion:

Information in the Annual Report is: • materially inconsistent with the information in the audited financial statements; or • apparently materially incorrect based on, or materially inconsistent with, our knowledge of the Group and Company acquired in the course of performing our audit; or otherwise misleading.	We have no exceptions to report.
The statement given by the Directors on page 91, in accordance with provision C.1.1 of the UK Corporate Governance Code (the 'Code'), that they consider the Annual Report taken as a whole to be fair, balanced and understandable and provides the information necessary for members to assess the Group's and Company's position and performance, business model and strategy is materially inconsistent with our knowledge of the Group and Company acquired in the course of performing our audit.	We have no exceptions to report.
The section of the Annual Report on pages 62 to 65, as required by provision C.3.8 of the Code, describing the work of the Audit Committee does not appropriately address matters communicated by us to the Audit Committee.	We have no exceptions to report.

The Directors' assessment of the prospects of the Group and of the principal risks that would threaten the solvency or liquidity of the Group

Under ISAs (UK and Ireland) we are required to report to you if we have anything material to add or to draw attention to in relation to:

The Directors' confirmation on page 59 of the Annual Report, in accordance with provision C.2.1 of the Code, that they have carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity.	We have nothing material to add or to draw attention to.
The disclosures in the Annual Report that describe those risks and explain how they are being managed or mitigated.	We have nothing material to add or to draw attention to.
The Directors' explanation on page 45 of the Annual Report, in accordance with provision C.2.2 of the Code, as to how they have assessed the prospects of the Group, over what period they have done so and why they consider that period to be appropriate, and their statement as to whether they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.	We have nothing material to add or to draw attention to.

Under the Listing Rules we are required to review the Directors' statement that they have carried out a robust assessment of the principal risks facing the Group and the Directors' statements in relation to the longer-term viability of the Group, set out on page 59. Our review was substantially less in scope than an audit and only consisted of making enquiries and considering the Directors' process supporting their statements; checking that the statements are in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statements are consistent with the knowledge acquired by us in the course of performing our audit. We have nothing to report having performed our review.

Henderson Group plc Annual Report 2016

97

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Propriety of accounting records and information and explanations received

Under the Companies (Jersey) Law 1991, we are required to report to you if, in our opinion:

- we have not received all the information and explanations we require for our audit; or
- proper accounting records have not been kept by the Company; or
- proper returns adequate for our audit have not been received from branches not visited by us; or
- the Company financial statements are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Corporate Governance statement

Under the Listing Rules we are required to review the part of the Corporate Governance Statement relating to the 10 further provisions of the UK Corporate Governance Code. We have nothing to report having performed our review.

Other voluntary reporting

Opinion on other matters

In our opinion, the information given in the Directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the Directors

As explained more fully in the Directors' Responsibilities Statement set out on page 91, the Directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and ISAs (UK & Ireland). Those standards require us to comply with the Auditing Practices Board's Ethical Standards for Auditors.

This report, including the opinions, has been prepared for, and only for, the Company's members as a body in accordance with Article 113A of the Companies (Jersey) Law 1991 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What an audit of financial statements involves

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

- whether the accounting policies are appropriate to the Group's and the Company's circumstances and have been consistently applied and adequately disclosed;
- the reasonableness of significant accounting estimates made by the Directors; and
- the overall presentation of the financial statements.

We primarily focus our work in these areas by assessing the Directors' judgements against available evidence, forming our own judgements, and evaluating the disclosures in the financial statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report. With respect to the Directors' Report, we consider whether the report includes the disclosures required by applicable legal requirements.



Parwinder Purewal
for and on behalf of
PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
London
8 February 2017

Notes

1. The maintenance and integrity of the Henderson Group plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.
2. Legislation in the United Kingdom and Jersey governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Henderson Group plc Annual Report 2016

98 FINANCIAL STATEMENTS Contents 99 Consolidated Income Statement 100 Consolidated Statement of Comprehensive Income 101 Consolidated Statement of Financial Position 102 Consolidated Statement of Changes in Equity 103 Consolidated Statement of Cash Flows 104 Company Income Statement 104 Company Statement of Comprehensive Income 104 Company Statement of Financial Position 105 Company Statement of Changes in Equity 105 Company Statement of Cash Flows 106 Notes to the Financial Statements FINANCIAL STATEMENTS

99

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Consolidated Income Statement
For the year ended 31 December 2016

	Notes	2016 Underlying profit £m	2016 Acquisition related and non-recurring items (note 7) £m	2016 Total £m	2015 Underlying profit £m	2015 Acquisition related and non-recurring items (note 7) £m	2015 Total £m
Income							
Gross fee and deferred income	3	738.0	–	738.0	756.0	–	756.0
Commissions and deferred acquisition costs	3	(154.3)	–	(154.3)	(154.2)	–	(154.2)
Net fee income		583.7	–	583.7	601.8	–	601.8
Income/(loss) from associates and joint ventures	14.2	0.5	(2.7)	(2.2)	(0.2)	(0.5)	(0.7)
Finance income	3	10.5	–	10.5	17.3	12.4	29.7
Net income/(expense)		594.7	(2.7)	592.0	618.9	11.9	630.8
Expenses							
Operating expenses	4.1	(372.7)	(17.5)	(390.2)	(381.6)	(5.9)	(387.5)
Amortisation and depreciation		(6.0)	(51.3)	(57.3)	(5.2)	(56.2)	(61.4)
Total operating expenses		(378.7)	(68.8)	(447.5)	(386.8)	(62.1)	(448.9)
Finance expenses	6	(3.3)	(2.0)	(5.3)	(12.1)	(1.9)	(14.0)
Total expenses		(382.0)	(70.8)	(452.8)	(398.9)	(64.0)	(462.9)
Profit/(loss) before tax		212.7	(73.5)	139.2	220.0	(52.1)	167.9
Tax (charge)/credit	8	(43.0)	13.4	(29.6)	(22.9)	16.2	(6.7)
Profit/(loss) after tax attributable to owners of the parent		169.7	(60.1)	109.6	197.1	(35.9)	161.2
Basic and diluted earnings per share							
Basic	9.2			10.0p			14.7p
Diluted	9.2			9.8p			14.1p

Henderson Group plc Annual Report 2016

100 FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2016

	Note	2016 £m	2015 £m
Profit after tax		**109.6**	161.2
Other comprehensive income/(expense)			
Items that may be reclassified to the Consolidated Income Statement			
Exchange differences on translation of foreign operations		**49.8**	8.8
Exchange differences transferred to the Consolidated Income Statement on disposal of foreign operations		**–**	0.5
Tax effect of exchange differences		**0.2**	–
Available-for-sale financial assets:			
Net (losses)/gains on revaluation		**(10.0)**	14.8
Reclassification to the Consolidated Income Statement on disposal		**(0.9)**	(9.6)
Items that will not be reclassified to the Consolidated Income Statement			
Actuarial gains/(losses):			
On defined benefit pension schemes (after tax deducted at source)	20.2	**8.9**	(2.9)
Tax effect of actuarial gains/(losses)		**0.2**	(0.1)
Other comprehensive income after tax		**48.2**	11.5
Total comprehensive income after tax		**157.8**	172.7
Attributable to:			
Owners of the parent		**151.4**	164.0
Non-controlling interests		**6.4**	8.7
		157.8	172.7

Henderson Group plc Annual Report 2016

101 Consolidated Statement of Financial Position As at 31 December 2016 2016 £m 2015 £m Notes 7KH ÞQDQFLDO VWDWHPHQWV ZHUH DSSURYHG E\ WKH %RDUG RI 'LUHFWRUV DQG DXWKRULVHG IRU LVVXH RQ 8 )HEUXDU\ 2017 They were signed on its behalf by: Richard Gillingwater Chairman Henderson Group plc Annual Report 2016 STR ATEGIC REPORT CORPOR ATE GOVERNANCE FINANCIAL STATEMENTS OTHER INFORMATION Non-current assets ,QWDQJLEOH DVVHWV13 ,QYHVWPHQWV DFFRXQWHG IRU XVLQJ WKH HTXLW\ PHWKRG Property and equipment15 5HWLUHPHQW EHQHÞW DVVHWV 20.2 Deferred tax assets22 Trade and other receivables 17 656.9 0.2 13.9 145.9 22.0 – 680.6 2.9 14 4 130.0 37.5 0.1 Current assets $YDLODEOH-IRU-VDOH ÞQDQFLDO DVVHWV16 )LQDQFLDO DVVHWV DW IDLU YDOXH WKURXJK SURÞW RU ORVV16 Current tax assets Trade and other receivables 17 Cash and cash equivalents18.1 838.9 41.9 216.1 0.7 274.6 244.0 865.5 64 6 145 7 0.9 232.7 381.6 777.3 825.5 Total assets 1,616.2 1,691.0 Non-current liabilities )LQDQFLDO OLDELOLWLHV DW IDLU YDOXH WKURXJK SURÞW RU ORVV Trade and other payables23 5HWLUHPHQW EHQHÞW REOLJDWLRQV20.2 Provisions21 Deferred tax liabilities22 37.6 5.0 9.6 9.2 23.6 22.6 10.7 8.1 10.0 31.6 Current liabilities Debt instrument in issue19 )LQDQFLDO OLDELOLWLHV DW IDLU YDOXH WKURXJK SURÞW RU ORVV Trade and other payables23 Provisions21 Current tax liabilities 85.0 – 111.7 319.4 2.8 15.4 83.0 149 9 96.7 291.3 1.9 20.5 449.3 560.3 Total liabilities 534.3 643 3 Net assets 1,081.9 1,0477 Capital and reserves Share capital24 2 Share premium Own shares held Translation reserve Revaluation reserve 3URÞW DQG ORVV UHVHUYH 141.5 747.9 (92.0) 42.7 3.9 220.9 141 5 7479 (106.9) 6.3 7.6 240 7 Equity attributable to owners of the parent Non-controlling interests 1,064.9 17.0 1,037.1 10.6 Total equity 1,081.9 1,0477

102 FINANCIAL STATEMENTS Consolidated Statement of Changes in Equity For the year ended 31 December 2016 Equity attributable to owners of the parent £m Own shares Translation Revaluation 3URÞW DQG loss reserve £m Non controlling interests £m Share capital £m Share premium £m Total equity £m held £m reserve £m reserve £m At 1 January 2015 3URÞW DIWHU WD[ Other comprehensive income/(expense) after tax 142 4 – 743 9 – (94 7) – (1.7) – 9.8 – 216 4 161.2 1,016.1 161.2 1.9 – 1,018.0 161.2 – – – 8.0 (2.2) (3.0) 2.8 8.7 11.5 Total comprehensive income/(expense) after tax Dividends paid to equity shareholders Purchase of own shares for employee share schemes 9HVWLQJ RI VKDUH VFKHPHV ,VVXH RI VKDUHV IRU VKDUH VFKHPHV Movement in equity-settled share scheme expenses Tax on equity-settled share schemes Purchase and cancellation of shares – – – – – – 8.0 – (2.2) – 158.2 (105 4) 164 0 (105 4) 8.7 – 172.7 (105 4) – – 0.2 – – 4 0 (63.0) 55.0 (4 2) – – – – – – – (55.0) – (63.0) – – – – – (63.0) – – – – (1.1) – – – – – – – – – – – – 39.2 11.2 (23.9) 39.2 11.2 (25.0) – – – 39.2 11.2 (25.0) At 31 December 2015 3URÞW DIWHU WD[ Other comprehensive income/(expense) after tax 141 5 – 7479 – (106.9) – 6.3 – 7.6 – 240 7 109.6 1,037.1 109.6 10.6 – 1,0477 109.6 – – – 36.4 (3.7) 9.1 41.8 6.4 48.2 Total comprehensive income/(expense) after tax Dividends paid to equity shareholders Purchase of own shares for employee share schemes 9HVWLQJ RI VKDUH VFKHPHV Movement in equity-settled share scheme expenses Tax on equity-settled share schemes – – – – – – 36.4 – (3.7) – 118.7 (116.2) 151.4 (116.2) 6.4 – 157.8 (116.2) – – – – (40.1) 55.0 – – – – – (55.0) (40.1) – – – (40.1) – – – – – – – – – – – 36.4 (3.7) 36.4 (3.7) – – 36.4 (3.7) Henderson Group plc Annual Report 2016 At 31 December 2016 141.5747.9(92.0)42.73.9220.91,064.917.01,081.9

103 Consolidated Statement of Cash Flows For the year ended 31 December 2016 2016 £m 2015 £m Notes Henderson Group plc Annual Report 2016 STR ATEGIC REPORT CORPOR ATE GOVERNANCE FINANCIAL STATEMENTS OTHER INFORMATION 1HW FDVK ßRZV JHQHUDWHG IURP RSHUDWLQJ DFWLYLWLHV18.2 &DVK ßRZV IURP LQYHVWLQJ DFWLYLWLHV Acquisition of subsidiaries, net of cash acquired Proceeds from disposal of: – interests in associates – DYDLODEOH-IRU-VDOH ÞQDQFLDO DVVHWV t VHHG FDSLWDO – ÞQDQFLDO DVVHWV DW IDLU YDOXH WKURXJK SURÞW RU ORVV t VHHG FDSLWDO Dividends from associates and distributions from joint ventures and funds Purchases of: – QHW ÞQDQFLDO DVVHWV DW IDLU YDOXH WKURXJK SURÞW RU ORVV t FRQVROLGDWHG IXQGV – property and equipment15 – computer software intangible assets13 – investment management contracts – interests in associates and joint ventures ,QWHUHVW LQFRPH UHFHLYHG E\ FRQVROLGDWHG IXQGV Cash movement on disposal of consolidated funds Net cash paid on realised hedges 178.7 – – 23.3 3.7 0.5 (26.7) (2.6) (7.9) – – 4.8 (14.2) (35.3) 269.8 (37.8) 84 3 26.6 3.5 1.6 (26 4) (1.9) (6.0) (2.6) (4 0) – – – 1HW FDVK ßRZV (XVHG LQ)/JHQHUDWHG IURP LQYHVWLQJ DFWLYLWLHV (54.4) 37.3 &DVK ßRZV IURP ÞQDQFLQJ DFWLYLWLHV Proceeds from share schemes Purchase of own shares for employee share schemes Dividends paid to equity shareholders11 ,QWHUHVW SDLG RQ GHEW LQVWUXPHQWV LQ LVVXH Repayment of debt instruments in issue Non-controlling interests’ investments in consolidated funds Purchase of shares 8.1 (40.1) (116.2) (5.4) (150.0) 22.7 – 10.3 (63.0) (105 4) (10.9) – 21.5 (25.0) 1HW FDVK ßRZV XVHG LQ ÞQDQFLQJ DFWLYLWLHV (280.9) (172.5) Effects of exchange rate changes 19.0 4 2 Net (decrease)/increase in cash and cash equivalents Cash and cash equivalents at beginning of year (137.6) 381.6 138.8 242 8 Cash and cash equivalents at end of year 244.0 381.6

104 FINANCIAL STATEMENTS

Company Income Statement
For the year ended 31 December 2016

	Note	2016 £m	2015 £m
Dividends received		118.8	277.0
Administration expenses		(7.2)	(4.8)
Profit before tax		111.6	272.2
Tax	8	–	–
Profit after tax		111.6	272.2

Company Statement of Comprehensive Income
For the year ended 31 December 2016

	2016 £m	2015 £m
Profit after tax	111.6	272.2
Total comprehensive income after tax	111.6	272.2

Company Statement of Financial Position
As at 31 December 2016

	Notes	2016 £m	2015 £m
Non-current assets			
Investment in subsidiaries	14.1	1,032.0	1,029.8
		1,032.0	1,029.8
Current assets			
Trade and other receivables	17	15.8	8.8
Financial assets at fair value through profit or loss	16	53.8	41.7
Cash and cash equivalents	18.1	10.6	7.2
		80.2	57.7
Total assets		1,112.2	1,087.5
Liabilities			
Non-current financial liabilities at fair value through profit or loss		17.0	9.4
Current financial liabilities at fair value through profit or loss		25.0	18.8
Current trade and other payables	23	40.4	21.2
Total liabilities		82.4	49.4
Net assets		1,029.8	1,038.1
Capital and reserves			
Share capital	24.2	141.5	141.5
Share premium		747.9	747.9
Own shares held		(92.0)	(106.9)
Profit and loss reserve		232.4	255.6
Total equity		1,029.8	1,038.1

The financial statements were approved by the Board of Directors and authorised for issue on 8 February 2017.
They were signed on its behalf by:



Richard Gillingwater
Chairman

Henderson Group plc Annual Report 2016

105 Company Statement of Changes in Equity For the year ended 31 December 2016 Share capital £m Share premium £m Own shares held £m 3URÞW DQG loss reserve £m Total equity £m At 1 January 2015 Total comprehensive income after tax Dividends paid to equity shareholders Purchase of own shares for employee share schemes 9HVWLQJ RI VKDUH VFKHPHV ,VVXH RI VKDUHV IRU VKDUH VFKHPHV Movement in equity-settled share scheme expenses Purchase and cancellation of shares 142 4 – – – – 0.2 – (1.1) 743 9 – – – – 4 0 – – (94 7) – – (63.0) 55.0 (4 2) – – 128.5 272.2 (105 4) – (55.0) – 39.2 (23.9) 920.1 272.2 (105 4) (63.0) – – 39.2 (25.0) At 31 December 2015 Total comprehensive income after tax Dividends paid to equity shareholders Purchase of own shares for employee share schemes 9HVWLQJ RI VKDUH VFKHPHV Movement in equity-settled share scheme expenses 141 5 – – – – – 7479 – – – – – (106.9) – – (40.1) 55.0 – 255.6 111.6 (116.2) – (55.0) 36.4 1,038.1 111.6 (116.2) (40.1) – 36.4 Company Statement of Cash Flows For the year ended 31 December 2016 2016 £m 2015 £m Notes Henderson Group plc Annual Report 2016 STR ATEGIC REPORT CORPOR ATE GOVERNANCE FINANCIAL STATEMENTS OTHER INFORMATION &DVK ßRZV JHQHUDWHG IURP RSHUDWLQJ DFWLYLWLHV 3URÞW EHIRUH WD[ Changes in operating assets and liabilities18.3 111.6 40.0 272.2 (89.2) 1HW FDVK ßRZV JHQHUDWHG IURP RSHUDWLQJ DFWLYLWLHV 151.6 183.0 &DVK ßRZV IURP ÞQDQFLQJ DFWLYLWLHV Proceeds from share schemes Purchase of own shares for employee share schemes Dividends paid to equity shareholders Purchase of shares 8.1 (40.1) (116.2) – 10.3 (63.0) (105 4) (25.0) 1HW FDVK ßRZV XVHG LQ ÞQDQFLQJ DFWLYLWLHV (148.2) (183.1) Net increase/(decrease) in cash and cash equivalents Cash and cash equivalents at beginning of year 3.4 7.2 (0.1) 7.3 Cash and cash equivalents at end of year18.1 10.6 7.2 At 31 December 2016 141.5747.9(92.0)232.41,029.8

106 FINANCIAL STATEMENTS 1RWHV WR WKH ÞQDQFLDO VWDWHPHQWV (*URXS DQG &RPSDQ\) 1 $XWKRULVDWLRQ RI ÞQDQFLDO statements and statement of compliance with IFRS 7KH *URXS DQG &RPSDQ\ ÞQDQFLDO VWDWHPHQWV for the year ended 31 December 2016 were authorised for issue by the Board of Directors on 8 February 2017 and the respective VWDWHPHQWV RI ÞQDQFLDO SRVLWLRQ ZHUH VLJQHG on the Board’s behalf by the Chairman. Henderson Group plc is a public limited company incorporated in Jersey and tax resident and domiciled in the United Kingdom. The Company’s ordinary shares DUH WUDGHG RQ WKH /6( DQG &',V DUH WUDGHG on the ASX. 7KH *URXS DQG &RPSDQ\ ÞQDQFLDO VWDWHPHQWV KDYH EHHQ SUHSDUHG LQ DFFRUGDQFH ZLWK ,)56 DQG ,)56 ,QWHUSUHWDWLRQV &RPPLWWHH (,)56 ,&) LQWHUSUHWDWLRQV DV DGRSWHG E\ WKH European Union and the provisions of the Companies (Jersey) Law 1991. Presentation of the Consolidated Income Statement The Group maintains a columnar format for WKH SUHVHQWDWLRQ RI LWV &RQVROLGDWHG ,QFRPH Statement. The columnar format enables the Group to continue its practice of improving the understanding of its results by presenting SURÞW IRU WKH \HDU EHIRUH FHUWDLQ DFTXLVLWLRQ related and non-recurring items. This is the SURÞW PHDVXUH XVHG WR FDOFXODWH (36 RQ XQGHUO\LQJ SURÞW (UHIHU WR QRWH 9) DQG LV considered to be most appropriate to better UHßHFW WKH *URXSpV XQGHUO\LQJ WUDGLQJ SHUIRUPDQFH 3URÞW EHIRUH DFTXLVLWLRQ UHODWHG DQG QRQ-UHFXUULQJ LWHPV LV UHFRQFLOHG WR SURÞW before tax on the face of the Consolidated ,QFRPH 6WDWHPHQW The column ‘Acquisition related and non-recurring items’ comprises: • Acquisition related items: the amortisation of intangible assets, fair value changes and ÞQDQFH FKDUJHV RQ FRQWLQJHQW GHIHUUHG consideration on business combinations, long-term remuneration plans recognised as part of a business combination and void SURSHUW\ ÞQDQFH FKDUJHV; DQG • Non-recurring items: deemed to be one-off and material, when considering both size and nature. These items are disclosed separately to give a clearer presentation of the Group’s results and are analysed further in note 7. Income recognition Fee income includes management fees and performance fees, net of rebates. Management fees are recognised in the accounting period in which the associated investment management service is provided. Performance fees are recognised when the prescribed performance hurdles are achieved and it is probable that a fee will crystallise as a result. Commissions Commissions on management fees are accounted for on an accruals basis and are recognised in the accounting period in which the associated management fee is earned. Operating expenses Operating expenses are accrued and recognised as incurred. Finance income and expenses ,QWHUHVW LQFRPH LV UHFRJQLVHG DV LW DFFUXHV using the effective interest rate method. Other net investment income is recognised on the date that the right to receive payment has been established. The net interest credit RQ WKH *URXSpV UHWLUHPHQW EHQHÞW DVVHW KDV EHHQ UHFRJQLVHG LQ ÞQDQFH LQFRPH Finance expenses are recognised on an accruals basis. The results of consolidated entities acquired or disposed of during the year are included in WKH &RQVROLGDWHG ,QFRPH 6WDWHPHQW IURP WKH effective date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that the control ceases. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the entity. The Group re-assesses whether or not it controls an entity if facts and circumstances indicate that there are changes to one or more of the elements of control. 7KH SURÞW RU ORVV DQG HDFK FRPSRQHQW RI other comprehensive income are attributed to the owners of the parent of the Group and to any non-controlling interests. All intra-group assets and liabilities, equity, income, expenses DQG FDVK ßRZV UHODWLQJ WR WUDQVDFWLRQV between members of the Group are eliminated in full on consolidation. A change in the ownership interest of a consolidated entity, without a loss of control, is accounted for as an equity transaction. ,I WKH *URXS ORVHV FRQWURO RYHU D FRQVROLGDWHG entity, it derecognises the related assets (including goodwill), liabilities, non-controlling interest and other components of equity while any resultant gain or loss is recognised LQ WKH &RQVROLGDWHG ,QFRPH 6WDWHPHQW $Q\ investment retained is recognised at fair value. ,QWHUHVWV LQ SULYDWH HTXLW\ IXQGV DQG RSHQ-HQGHG SRROHG IXQGV, VXFK DV 2(,&V, Ńnit trusts and absolute return funds, are accounted for as subsidiaries, consolidated VWUXFWXUHG HQWLWLHV RU RWKHU ÞQDQFLDO investments depending on the economic interest of the Group assessed via fees earned, equity holdings and on the level of LQßXHQFH DQG FRQWURO WKDW WKH *URXS H[HUFLVHV through investment management and other contractual agreements. The Group’s investment in associates, where the Group KDV WKH DELOLW\ WR H[HUFLVH VLJQLÞFDQW LQßXHQFH as well as joint ventures where there is joint control, are accounted for using the equity method of accounting. Under the equity method of accounting, the Group presents its share of its economic interest in these LQYHVWPHQWV LQ WKH ÞQDQFLDO VWDWHPHQWV 2 Accounting policies 2.1 6LJQLÞFDQW DFFRXQWLQJ SROLFLHV Basis of preparation 7KH *URXS DQG &RPSDQ\ ÞQDQFLDO VWDWHPHQWV have been prepared on a going concern basis and on the historical cost basis, except for FHUWDLQ ÞQDQFLDO LQVWUXPHQWV WKDW KDYH EHHQ measured at fair value. 7KH *URXS DQG &RPSDQ\ ÞQDQFLDO VWDWHPHQWV are presented in GBP and all values are rounded to the nearest one hundred thousand pounds (£0.1m), except when otherwise indicated. See the glossary to the Annual Report IRU GHÞQLWLRQV RI FHUWDLQ DFFRXQWLQJ WHUPV XVHG LQ WKHVH ÞQDQFLDO VWDWHPHQWV Basis of consolidation 7KH FRQVROLGDWHG ÞQDQFLDO VWDWHPHQWV RI WKH *URXS FRPSULVH WKH ÞQDQFLDO VWDWHPHQWV RI Henderson Group plc and its interests in subsidiaries and consolidated structured entities (together consolidated entities), associates and joint ventures as at 31 December each year. 7KH ÞQDQFLDO VWDWHPHQWV RI DOO WKH *URXSpV VLJQLÞFDQW FRQVROLGDWHG HQWLWLHV DUH SUHSDUHG to the same year end date as that of the &RPSDQ\ 7KH ÞQDQFLDO VWDWHPHQWV RI DOO material consolidated entities are prepared XQGHU HLWKHU ,)56 RU ORFDO *$$3 :KHUH prepared under local GAAP, balances reported by consolidated entities are adjusted WR PHHW ,)56 UHTXLUHPHQWV IRU WKH SXUSRVH RI WKH FRQVROLGDWHG ÞQDQFLDO VWDWHPHQWV Henderson Group plc Annual Report 2016

107

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Post-employment retirement benefits

The Group provides employees with retirement benefits through both defined benefit and defined contribution schemes. The assets of these schemes are held separately, from the Group's general assets, in trustee administered funds.

Defined benefit obligations and the cost of providing benefits are determined annually by independent qualified actuaries using the projected unit credit method.

The obligation is measured as the present value of the estimated future cash outflows using a discount rate based on AA rated corporate bond yields of appropriate duration. The resulting surplus or deficit of defined benefit assets less liabilities is recognised in the Consolidated Statement of Financial Position, net of any taxes that would be deducted at source. The Group's expense relating to the defined benefit schemes is recognised over the employees' service lives, based upon the actuarial cost for the accounting period, having considered the net interest credit or cost on the net defined benefit asset or liability. Recognised actuarial gains and losses are included in the Consolidated Statement of Comprehensive Income in the accounting period in which they occur, net of any taxes that would be deducted at source. Normal contributions to the defined contribution scheme are expensed in the Consolidated Income Statement as and when they become payable.

Share-based payment transactions

The Group issues share-based awards to employees, all of which are classified as equity-settled share-based payments. Equity-settled share-based payments are measured at the fair value of the shares at the grant date. The awards are expensed, with a corresponding increase in reserves, on either a straight-line basis or a graded basis (depending on vesting conditions) over the vesting period, based on the Group's estimate of shares that will eventually vest. Based on the Group's estimate, the determination of fair value, using a Black-Scholes or Monte Carlo model at the date of grant is adjusted for the effects of market performance and behavioural considerations.

Income taxes

The Group provides for current tax expense according to the tax laws in each jurisdiction in which it operates, using tax rates that have been enacted or substantively enacted by the reporting date.

Deferred tax is provided on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax liabilities are not recognised on goodwill but are recognised on separately identifiable intangible assets, where appropriate. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax liabilities are not recognised for taxable differences arising on investments in consolidated entities, branches, associates and joint ventures where the Group controls the timing of the reversal of the temporary differences and where the reversal of the temporary differences is not anticipated in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on tax rates and tax laws that have been enacted or substantively enacted by the reporting date.

Income tax relating to items recognised in the Consolidated Statement of Comprehensive Income and Consolidated Statement of Changes in Equity is also recognised in the respective statement and not in the Consolidated Income Statement.

Sales taxes

Income and expenses are recognised net of sales taxes, except where the sales tax is irrecoverable, in which case the sales tax is recognised as part of the cost of acquisition of an asset or as an expense. Receivables and payables are stated with the amount of sales taxes included. The net amount of sales tax recoverable from, or payable to, the tax authority, is included within receivables or payables in the Consolidated Statement of Financial Position.

Foreign currencies

The functional currency of the Company is GBP. Transactions in foreign currencies are recorded at the appropriate exchange rate prevailing at the date of the transaction. Foreign currency monetary balances at the reporting date are converted at the prevailing exchange rate. Foreign currency non-monetary balances carried at fair value or cost are translated at the rates prevailing at the date when the fair value or cost is determined. Gains and losses arising on retranslation are taken to the Consolidated Income Statement, except for available-for-sale financial assets where the unhedged changes in fair value are recognised in the Consolidated Statement of Comprehensive Income.

On consolidation, the assets and liabilities of the Group's overseas operations whose functional currency is not GBP are translated at exchange rates prevailing at the reporting date. Income and expense items are recognised at daily exchange rates for the accounting period. Exchange differences arising, if any, are taken through the Consolidated Statement of Comprehensive Income to the translation reserve. Where net investment hedge accounting is applied using forward foreign currency contracts, the fair value movement on these contracts is also recognised within the translation reserve. In the period in which an operation is disposed of, translation differences previously recognised in the translation reserve are recognised in the Consolidated Income Statement.

Business combinations

All business combinations are accounted for using the acquisition method. The cost of a business combination is the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the acquirer. The fair value of a business combination is calculated at the acquisition date by recognising the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria, at their fair values at that date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree. The cost of a business combination in excess of fair value of net identifiable assets or liabilities acquired, including intangible assets identified, is recognised as goodwill. Any costs incurred in relation to a business combination are expensed as incurred.

Henderson Group plc Annual Report 2016

108 FINANCIAL STATEMENTS

Notes to the financial statements (Group and Company)
continued

2.1 Significant accounting policies continued

Contingent consideration, resulting from business combinations, is recognised at fair value at the acquisition date as part of the business combination, and discounted where the time value of money is material. The determination of the fair value is based on discounted cash flows, with the key assumptions being the probability of meeting each performance target and the discount factor applied. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured to fair value at each reporting date through the Consolidated Income Statement, along with finance charges where discounting has been applied.

Goodwill

Goodwill arising on acquisitions is capitalised in the Consolidated Statement of Financial Position. Goodwill on acquisitions prior to 1 January 2004 is carried at its value on 1 January 2004 less any subsequent impairments.

Goodwill arising on investments in associates and joint ventures is included within the carrying value of the equity accounted investments.

Where goodwill forms part of an entity or sub-group and the entity or sub-group or part thereof is disposed of, the goodwill associated with the entity or sub-group disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal.

Impairment of goodwill

Goodwill is reviewed for impairment annually or more frequently if changes in circumstances indicate that the carrying value may be impaired. For this purpose, management prepares a valuation for the Group's cash generating unit based on its value in use. The value in use is based on forecasts approved by the Board, extrapolated for expected future growth rates and discounted at a risk-adjusted discount rate based on the Group's pre-tax weighted average cost of capital. Where the value in use is less than the carrying amount, an impairment is recognised. Any impairment is recognised immediately through the Consolidated Income Statement and cannot subsequently be reversed.

Investment management contracts

Investment management contracts have been identified as a separately identifiable intangible asset arising on the acquisition of subsidiaries. Such contracts are recognised at the present value of the expected future cash flows of the investment management contracts at the date of acquisition. The intangible asset is then amortised on a straight-line basis over the expected life of the contracts, currently estimated at between three and eight years.

Computer software

The costs of purchasing and developing computer software are capitalised where it is probable that future economic benefits that are attributable to the assets will flow to the Group and the cost of the assets can be measured reliably. Computer software is subsequently measured at cost less accumulated amortisation. Computer software is amortised on a straight-line basis over a period of three to seven years.

Investments in subsidiaries

Investments by the Company in subsidiary undertakings are held at cost less any impairment in value where circumstances indicate that the carrying value may not be recoverable.

Equity accounted investments

The Group's investment in associates, where the Group has the ability to exercise significant influence, as well as joint ventures, where there is joint control, are accounted for using the equity method of accounting. Investments are recognised initially at cost where purchased for cash, or at the fair value of shares received where acquired as part of a wider transaction. The investments are subsequently carried at cost adjusted for the Group's share of profits or losses and other changes in comprehensive income of the associate or joint venture, less any dividends or distributions received by the Group. The Consolidated Income Statement includes the Group's share of profits or losses after tax for the year, or period of ownership, if shorter.

Impairment of assets (excluding goodwill and financial assets)

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes an estimate of the recoverable amount, being the higher of an asset's fair value less costs to sell, and its value in use. In assessing value in use, the estimated future cash flows are discounted to their net present value using a risk-adjusted discount rate based on the Group's post-tax weighted average cost of capital.

Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired and is written down to its recoverable amount. An impairment loss is recognised in the Consolidated Income Statement.

Financial instruments

Financial assets and liabilities are recognised at fair value in the Consolidated Statement of Financial Position when the Group becomes party to the contractual provisions of an instrument. The fair value recognised is adjusted for transaction costs, except for financial assets classified at fair value through profit or loss, where transaction costs are immediately recognised in the Consolidated Income Statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or where they have been transferred and the Group has also transferred substantially all the risks and rewards of ownership. Financial liabilities cease to be recognised when the obligation under the liability has been discharged or cancelled or has expired.

Financial assets

Purchases and sales of financial assets are recognised at the trade date, being the date when the purchase or sale becomes contractually due for settlement. Delivery and settlement terms are usually determined by established practices in the market concerned.

Debt securities, equity securities and holdings in authorised collective investment schemes are designated as either fair value through profit or loss or available-for-sale and are measured at subsequent reporting dates at fair value. The Group determines the classification of its financial assets on initial recognition.

Financial assets at fair value through profit or loss

Financial assets classified as fair value through profit or loss comprise the Group's manager box positions in OEICs and unit trusts, investments in the Group's fund products held by employee benefit trusts and investments designated as fair value through profit or loss relating to the initial seeding of funds. Where securities are designated as fair value through profit or loss, gains and losses arising from changes in fair value are included in the Consolidated Income Statement. Where investments in the Group's fund products are held against outstanding deferred compensation liabilities, any movement in the fair value of these assets will be offset by a corresponding movement in the deferred compensation liability in the Consolidated Income Statement.

Henderson Group plc Annual Report 2016

109

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Available-for-sale financial assets
For available-for-sale financial assets, gains and losses arising from changes in fair value which are not part of a designated hedge relationship are recognised in the Consolidated Statement of Comprehensive Income. When an asset is disposed of, the cumulative changes in fair value, previously recognised in the Consolidated Statement of Comprehensive Income, are taken to the Consolidated Income Statement in the current accounting period.

Unrealised gains and losses on financial assets represent the difference between the fair value of financial assets at the reporting date and cost or, if these have been previously revalued, the fair value at the last reporting date. Realised gains and losses on financial assets are calculated as the difference between the net sale proceeds and cost or amortised cost.

Where a fall in the value of an investment is prolonged or significant, it is considered an indication of impairment. In such an event, the investment is written down to fair value and the amounts previously recognised in the Consolidated Statement of Comprehensive Income in respect of cumulative changes in fair value, are taken to the Consolidated Income Statement as an impairment charge.

Trade and other receivables and cash
Trade receivables, which generally have 30 day payment terms, are initially recognised at fair value, normally equivalent to the invoice amount. When the time value of money is material, the fair value is discounted. Provision for specific doubtful debts is made when there is evidence that the Group may not be able to recover balances in full. Balances are written off when the receivable amount is deemed irrecoverable.

Cash amounts represent cash in hand and on-demand deposits. Cash equivalents are short-term highly liquid government securities or investments in money market instruments with a maturity date of three months or less.

Financial liabilities
Financial liabilities, excluding deferred consideration, provisions, derivatives, fund deferral liabilities and non-controlling interests in consolidated funds, are stated at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs and any discount or premium on settlement.

Provisions
Provisions which are liabilities of uncertain timing or amount, are recognised when: the Group has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount. In the event that the time value of money is material, provisions are determined by discounting the expected future cash flows at a discount rate that reflects a current market assessment of the time value of money and, where appropriate, the risks specific to the liability. When discounting, the increase in the provision due to the passage of time is recognised as a finance charge.

Non-controlling interests in consolidated funds
For consolidated funds where a non-controlling interest is present, the non-controlling interest is presented as a liability where there is an obligation on the fund to repurchase units at the investor's request and is recognised in financial liabilities at fair value through profit or loss.

Derivative financial instruments and hedging
The Group may, from time to time, use derivative financial instruments to hedge against price, interest rate, foreign currency and credit risk. Derivative financial instruments are classified as financial assets when the fair value is positive or as financial liabilities when the fair value is negative.

At the inception of a hedge, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be effective in achieving offsetting changes in fair value and are assessed on an ongoing basis to determine that they have been effective throughout the reporting periods for which they were designated and are expected to remain effective over the remaining hedge period.

Forward foreign currency contracts that are used to hedge the currency nominal value of certain non-GBP denominated financial assets are classified as fair value hedges. The change in the fair value of a hedging instrument is recognised in the Consolidated Income Statement. The change in the fair value of the hedged item, attributable to the risk being hedged, is also recognised in the Consolidated Income Statement, offsetting the fair value changes arising on the designated hedge instrument.

Fair value estimation
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments traded in active markets (such as publicly traded securities and derivatives) is based on quoted market prices at the reporting date. The quoted market price used for financial instruments is the last traded market price for both financial assets and financial liabilities where the last traded price falls within the bid-ask spread. In circumstances where the last traded price is not within the bid-ask spread, management will determine the point within the bid-ask spread that is most representative of fair value current bid price. The fair value of financial instruments that are not traded in an active market is determined using valuation techniques commonly used by market participants, including the use of comparable recent arm's length transactions, discounted cash flow analysis and option pricing models.

Equity shares
The Company's ordinary equity shares of 12.5 pence each are classified as equity instruments. Equity shares issued by the Company are recorded at the fair value of the proceeds received or the market price on the day of issue. Direct issue costs, net of tax, are deducted from equity through share premium. When share capital is repurchased, the amount of consideration paid, including directly attributable costs, is recognised as a change in equity.

Purchase of own shares
Own shares held
Own shares held are equity shares of the Company acquired by or issued to employee benefit trusts. Own shares held are recorded at cost and are deducted from equity. No gain or loss is recognised in the Consolidated Income Statement on the purchase, issue, sale or cancellation of the Company's own equity shares.

Share buyback programmes
Shares purchased as part of a share buyback programme are immediately cancelled. The nominal value of each share purchased and cancelled is debited against share capital and the remaining balance, being the difference between the price paid per share and the nominal value, is debited against the profit and loss reserve.

Dividend recognition
Dividend distributions to the Company's shareholders are recognised in the accounting period in which the dividends are paid and, in the case of final dividends, when these are approved by the Company's shareholders at the AGM. Dividend distributions are recognised in equity.

Henderson Group plc Annual Report 2016

110 FINANCIAL STATEMENTS

Notes to the financial statements (Group and Company)
continued

2.2 Significant accounting judgements, estimates and assumptions

In the process of applying the Group's accounting policies, management has made significant judgements involving estimations and assumptions which are summarised below:

Acquisition accounting

Acquisitions may require certain judgements and estimates to be made around the future performance of the business when accounting for any contingent deferred consideration payable in the future. In arriving at the recognised liability, management apply estimates, which may include market growth rates, expectations about the growth potential of the business post acquisition and net flow data using client-specific information and other assumptions supported by management's industry knowledge.

Impairment of intangible assets

Goodwill and investment management contracts are reviewed for impairment annually or more frequently if there are indicators that the carrying value may be impaired.

The judgement exercised by management in arriving at these valuations includes the selection of market growth rates, fund flow assumptions, expected margins and costs. Further details on these assumptions are given in note 13.

Share-based payment transactions

The Group measures the cost of equity-settled share schemes at fair value at the date of grant and expenses them over the vesting period based on the Group's estimate of shares that will eventually vest.

Consolidation of funds

From time to time, the Group invests seed capital on the launch of products, such as OEICs, SICAVs, hedge funds and private equity funds and other investment vehicles. The seed capital investments vary in duration depending on the nature of the investment. The Group reviews the size and nature of these investments to consider its level of influence or control over the underlying funds to warrant accounting for them using the equity method, consolidating them into the Group's financial statements or classifying them as investments carried at fair value.

Where the Group does not control the fund it holds seed capital investments in, the Group is also not deemed to hold significant influence over these funds. As the seed capital investments are intended to help establish a fund track record and provide sufficient capital until a fund has sufficient external client capital, it is more appropriate for the Group's interest to be shown as either an available-for-sale financial asset or a financial asset carried at fair value through profit or loss.

The Group has judged that its pooled investment funds are structured entities unless substantive removal or liquidation rights exist. Further details are provided in note 14.

Pension and other post-employment benefits

The costs of, and period end obligations under, defined benefit pension schemes are determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these schemes, such estimates are subject to significant uncertainty. Further details are given in note 20.

Provisions

By their nature, provisions often reflect significant levels of judgement or estimates by management. The nature and amount of the provisions included in the Consolidated Statement of Financial Position are detailed in note 21 and contingencies not provided for are disclosed in note 30.

Deferred tax assets

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that future taxable profits will be available against which the losses can be utilised. Significant judgement is required by management in determining the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits and the likely timing of deduction of the relevant expenses.

2.3 Changes in accounting policies

The accounting policies adopted in this Annual Report are consistent with those of the previous financial year.

2.4 Future changes in accounting policies

A number of new standards and amendments to standards and interpretations are effective for periods beginning on or after 1 January 2017. The following new standards are not applicable to these financial statements but are expected to have an impact when they become effective. The Group plans to apply these standards in the reporting period in which they become effective.

IFRS 9 'Financial Instruments' introduces new requirements for classification and measurement, impairment and hedge accounting. This standard is currently expected to become effective in 2018.

IFRS 15 'Revenue from Contracts with Customers' requires revenue to be recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring services to a customer. This standard is currently expected to become effective in 2018.

IFRS 16 'Leases' requires a lessee to recognise lease assets and liabilities, currently accounted for as operating leases, on the balance sheet and recognise amortisation of lease assets and interest on lease liabilities over the lease term. This standard is currently expected to become effective in 2019.

IFRS 9, IFRS 15 and IFRS 16 are subject to endorsement from the European Union.

The Group is assessing the impact of the above standards on the Group's future financial statements.

Henderson Group plc Annual Report 2016

111

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

3 Income

Group

	Notes	2016 £m	2015 £m
Gross fee and deferred income			
Gross fee income		**737.6**	754.6
Amortisation of deferred income		**0.4**	1.4
		738.0	756.0
Commissions and deferred acquisition costs			
Commissions and fees payable		**(151.1)**	(150.1)
Amortisation of deferred acquisition and commission costs		**(3.2)**	(4.1)
		(154.3)	(154.2)
Net fee income		**583.7**	601.8
Loss from associates and joint ventures	14.2	**(2.2)**	(0.7)
Finance income			
Interest on cash and cash equivalents		**0.9**	1.0
Gain on sale of associate	7	**–**	12.3
Gain on sale of available-for-sale financial assets		**0.9**	11.0
Gain/(loss) on financial instruments at fair value through profit or loss		**2.8**	(1.2)
Other net investment income		**0.6**	1.8
Net interest credit on defined benefit pension schemes	20.2	**5.3**	4.8
		10.5	29.7
Net income		**592.0**	630.8

4 Expenses

4.1 Operating expenses

Group

	Note	2016 £m	2015 £m
Employee compensation and benefits	5.2	**265.1**	273.0
Investment administration		**34.1**	31.6
Information technology		**24.3**	19.8
Operating leases		**9.5**	7.7
Office expenses		**8.4**	9.3
Foreign exchange (gains)/losses		**(0.7)**	3.2
Other expenses		**49.5**	42.9
Operating expenses		**390.2**	387.5

Other expenses include marketing, travel and subsistence, legal and professional costs and irrecoverable indirect taxes.

4.2 Auditors' remuneration

Group and Company

This note discloses the total remuneration payable to the Group's auditors.

	2016 £m	2015 £m
Fees payable to PwC for the audit of the Group's consolidated financial statements	**0.3**	0.4
Fees payable to PwC and their associates for other services:		
– statutory audit of the Group's subsidiaries	**0.5**	0.6
– audit related assurance services	**0.4**	0.2
– other assurance services	**0.4**	0.3
– services relating to corporate finance transactions	**1.4**	–
– other services	**0.1**	–
Total fees	**3.1**	1.5

Henderson Group plc Annual Report 2016

112 FINANCIAL STATEMENTS

Notes to the financial statements (Group and Company)
continued

4.2 Auditors' remuneration continued

The above analysis reflects the amounts billed by PwC or accrued by the Group in 2016. Included in the fees payable to the Group's auditors for the audit of the Group's 2016 consolidated financial statements are fees of £30,293 for the audit of the Company's 2016 financial statements (2015: £29,411).

Audit related assurance services include the half year review of the Group's interim results, the auditors' regulatory engagements covering client assets and a review of the regulated European Economic Area consolidated group. Other assurance services primarily relate to the work on the Group's AAF controls report. In addition, in 2016 the category 'services relating to corporate finance transactions' contains £1.4m of costs relating to the work carried out as reporting accountants for the proposed listing on the New York Stock Exchange which has to be carried out by the Group's auditors and other work related to the proposed merger with Janus Capital Group. The Group has strict policies in place that restrict the use of the Group's auditors with respect to non-audit services.

5 Employee compensation and benefits

5.1 Number of employees

Group

The number of full-time employees was as follows:

	Average[1]		As at 31 December[1]	
	2016 no.	2015 no.	**2016 no.**	2015 no.
Number of employees	**1,009**	955	**1,006**	1,016

Note

1. Excluding those working on capitalised projects.

Company

The Company has no full-time employees. Non-executive directors of the Company are not classified as full-time employees.

5.2 Analysis of employee compensation and benefits expense

Employee compensation and benefits expense comprises the following:

		Group		Company	
	Note	**2016 £m**	2015 £m	**2016 £m**	2015 £m
Salaries, wages and bonuses		**201.6**	196.2	**0.8**	0.7
Share-based payments	10.2	**28.3**	28.9	**–**	–
Social security costs		**25.2**	39.2	**0.1**	0.1
Pension service cost		**10.0**	8.7	**–**	–
Employee compensation and benefits expense		**265.1**	273.0	**0.9**	0.8

6 Finance expenses

Group

	Notes	**2016 £m**	2015 £m
Debt instruments interest expense		**2.7**	11.3
Deferred consideration finance charge	7	**1.5**	1.2
Void property finance charge	21	**0.5**	0.7
Other		**0.6**	0.8
Total finance expenses		**5.3**	14.0

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113

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

7 Acquisition related and non-recurring items

Group

		2016			2015		
	Notes	Acquisition related items £m	Non-recurring items £m	Total £m	Acquisition related items £m	Non-recurring items £m	Total £m
Loss/(income) from associates and joint ventures							
Wind up of joint venture	14.2	–	2.7	2.7	–	–	–
Associate intangible amortisation		–	–	–	0.8	–	0.8
TH Real Estate establishment costs		–	–	–	–	(0.3)	(0.3)
		–	2.7	2.7	0.8	(0.3)	0.5
Finance income							
TH Real Estate gain on sale		–	–	–	–	(12.3)	(12.3)
Australian acquisitions		–	–	–	–	(0.1)	(0.1)
		–	–	–	–	(12.4)	(12.4)
Operating expenses and amortisation							
Intangible amortisation	13	51.3	–	51.3	56.2	–	56.2
Merger transaction costs		–	6.0	6.0	–	–	–
Merger integration costs		–	6.2	6.2	–	–	–
Transactions relating to other disposals		–	0.7	0.7	–	–	–
Australian acquisitions and integration costs		3.8	0.8	4.6	0.7	5.2	5.9
		55.1	13.7	68.8	56.9	5.2	62.1
Finance expenses							
Void property finance charge	21	0.5	–	0.5	0.7	–	0.7
Deferred consideration finance charge		1.5	–	1.5	1.2	–	1.2
		2.0	–	2.0	1.9	–	1.9
Total loss/(profit) before tax		57.1	16.4	73.5	59.6	(7.5)	52.1
Tax credit	8	(12.0)	(1.4)	(13.4)	(12.7)	(3.5)	(16.2)
Total loss/(profit) after tax		45.1	15.0	60.1	46.9	(11.0)	35.9

7.1 Acquisition related items

Intangible amortisation

Investment management contracts have been identified as separately identifiable intangible assets arising on the acquisition of subsidiaries or the purchase of stand-alone contracts. They are amortised on a straight-line basis over the expected life of the contracts, currently estimated at between three and eight years.

Australian acquisitions

Amounts included in acquisition related items represent deferred consideration relating to the Perennial Fixed Interest Partners Pty Ltd and Perennial Growth Management Pty Ltd (together 'Perennial') and 90 West Asset Management Limited ('90 West') acquisitions treated as compensation expense due to the acquisition contract requiring service conditions for the employee vendor.

Void property finance charge

Upon the acquisition of Gartmore and New Star, certain property leases acquired became onerous contracts and provisions were established at the point of acquisition, reflecting the net present value of the excess lease rentals and other payments over the amounts expected to be recovered from subletting these properties. The finance charge is unwound during the term of the underlying leases through finance expenses.

Deferred consideration finance charge

The acquisitions of Geneva and Perennial provide for contingent consideration payable to vendors subject to certain revenue and growth targets being achieved. The deferred consideration is recorded at its net present value and the finance charge is expensed over the period until the consideration is payable should the condition be met.

Henderson Group plc Annual Report 2016

114 FINANCIAL STATEMENTS

Notes to the financial statements (Group and Company)
continued

7.2 Non-recurring items
2016
Wind up of joint venture
- Loss/(income) from associates and joint ventures

An impairment of the investment in Northern Pines of £2.7m was made during the year ahead of its planned wind up.

Merger transaction costs
- Operating expenses and amortisation

The Group has incurred transaction costs of £6.0m in the second half of the year in relation to the proposed merger with Janus Capital Group, due to complete in 2017.

Merger integration costs
- Operating expenses and amortisation

The Group has incurred expenses of £6.2m in the year in relation to integration with Janus Capital Group, as part of the proposed merger.

Transactions relating to other disposals
- Operating expenses and amortisation

The Group has incurred costs in the year related to other disposal transactions, primarily relating to the disposal of the alternative UK small cap team ('Volantis team'), due to complete in 2017.

Australian integration costs
- Operating expenses and amortisation

The Group incurred costs of £0.8m in the year in relation to the integration of Perennial and 90 West.

2015
TH Real Estate
- Loss/(income) from associates and joint ventures

A £0.3m adjustment to the Group's £5.4m share of one-off establishment costs recognised in 2014 was made in the year ended 31 December 2015.

- Finance income

On 1 June 2015, the Group sold its 40% stake in TH Real Estate, resulting in a £12.3m gain.

Australian acquisitions and integration costs
- Finance income

A £0.1m gain was recognised on the revaluation of the Group's previous 41.4% stake in 90 West, based on the transaction price on 29 May 2015 when the Group acquired the remaining 58.6% of shares.

- Operating expenses and amortisation

The Group incurred costs of £5.2m relating to the acquisition of Perennial and 90 West.

8 Tax
Tax recognised in the income statement

	Group		Company	
	2016 £m	2015 £m	**2016 £m**	2015 £m
Current tax:				
– charge for the year	**30.5**	21.4	**–**	–
– prior year adjustments	**(0.4)**	(4.6)	**–**	–
Deferred tax:				
– credit for the year	**(2.4)**	(9.7)	**–**	–
– prior year adjustments	**1.9**	(0.4)	**–**	–
Total tax charged to the income statement	**29.6**	6.7	**–**	–

Henderson Group plc Annual Report 2016

115

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Reconciliation of profit/(loss) before tax to tax charge/(credit)

The tax charge/(credit) for the year is reconciled to the profit/(loss) before tax in the income statement as follows:

Group

	2016			2015
	Underlying profit £m	Acquisition related and non-recurring items £m	Total £m	Total £m
Profit/(loss) before tax	212.7	(73.5)	139.2	167.9
Tax charge/(credit) at the UK corporation tax rate of 20.0% (2015: 20.25%)	42.5	(14.7)	27.8	34.0
Factors affecting the tax charge/(credit):				
Differences in effective tax rates on overseas profits	0.3	(2.0)	(1.7)	(13.1)
Staff compensation deductions	–	–	–	(6.9)
Prior period adjustments	1.1	0.4	1.5	(5.0)
Utilisation of previously unrecognised tax losses	(0.2)	–	(0.2)	(1.6)
Non-taxable income and disallowable expenditure	0.8	2.9	3.7	(1.4)
Changes in statutory tax rates	(0.6)	–	(0.6)	0.1
Other items	(0.9)	–	(0.9)	0.6
Total tax charged/(credited) to the Consolidated Income Statement	43.0	(13.4)	29.6	6.7

Company

	2016 £m	2015 £m
Profit before tax	111.6	272.2
Tax charge at the UK corporation tax rate of 20.0% (2015: 20.25%)	22.3	55.1
Factors affecting the tax charge:		
Non-taxable income and disallowable expenditure	(22.2)	(55.9)
Group relief (claimed)/surrendered	(0.1)	0.8
Total tax charged to the Company Income Statement	–	–

The UK corporation tax rate was reduced from 21% to 20% with effect from 1 April 2015. Accordingly, the UK corporation tax rate for 2015 was 20.25%. The rate for the current year was 20%.

9 Earnings per share

Group

The weighted average number of shares for the purpose of calculating earnings per share is as follows:

	2016 no. (millions)	2015 no. (millions)
Issued share capital	1,131.8	1,139.2
Less: own shares held	(40.7)	(46.1)
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,091.1	1,093.1
Add: potential dilutive impact of share options and awards	24.3	49.9
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,115.4	1,143.0

Basic and diluted earnings per share have been calculated on the profit attributable to owners of the parent. The difference between the weighted average number of shares used in the basic earnings per share and the diluted earnings per share calculations reflects the dilutive impact of options and awards of shares to employees, which are anticipated to be exercised based on market conditions as at the reporting date.

Henderson Group plc Annual Report 2016

116 FINANCIAL STATEMENTS

Notes to the financial statements (Group and Company)
continued

9.1 On underlying profit after tax attributable to owners of the parent

Earnings

	2016 £m	2015 £m
Profit after tax attributable to owners of the parent	109.6	161.2
Add back:		
Acquisition related and non-recurring items after tax	60.1	35.9
Earnings for the purpose of basic and diluted earnings per share	**169.7**	**197.1**

Earnings per share

	2016 pence	2015 pence
Basic	15.6	18.0
Diluted	15.2	17.2

9.2 On profit after tax attributable to owners of the parent

Earnings

	2016 £m	2015 £m
Earnings for the purpose of basic and diluted earnings per share	**109.6**	**161.2**

Earnings per share

	2016 pence	2015 pence
Basic	10.0	14.7
Diluted	9.8	14.1

10 Share-based payments

Group

10.1 Share-based compensation plans

The Group operates a number of share-based compensation plans, being the Restricted Share Plan, Employee Share Ownership Plan, Long-Term Incentive Plan, Deferred Equity Plan, Buy As You Earn Share Plan, Company Share Option Plan, Executive Shared Ownership Plan and Sharesave Scheme. Further details of the material plans in operation during 2016 are set out below:

Deferred Equity Plan (DEP)

Employees who receive cash-based incentive awards over a preset threshold, have an element deferred. The deferred awards are deferred into the Company's shares, or into Group managed funds. The DEP trustee purchases Company shares and units or shares in Group managed funds and holds them in trust. Awards are deferred for up to three years and vest in three equal tranches. Those employees who elected to participate in the 2011 ESOP, had their restricted shares, upon vesting, automatically transferred into the 2011 ESOP as purchased shares. They attracted matching shares subject to the performance and employment conditions of that plan.

The 2013 DEP had a matching share element where employees, excluding Executive Directors, were awarded one matching share for every three restricted shares held in trust on the third anniversary of the award. One third of the restricted shares became unrestricted on each anniversary. If an employee requested to receive any of the unrestricted shares prior to the third anniversary, the related matching shares were forfeit. Forfeiture conditions applied in the case of leavers. A matching share element is not included on any DEP schemes awarded for later years.

The expense of deferred short-term incentive awards (including social security costs) is recognised in the Consolidated Income Statement over the period of deferral. As at 31 December 2016, £54.4m (2015: £57.0m) of the expense of deferred awards is to be recognised in future periods.

Restricted Share Plan (RSP)

The RSP allows employees to receive shares in the Company for £nil consideration at a future point, usually after three years. The awards are made typically for staff recruitment and retention purposes and larger awards generally have performance hurdles. The Remuneration Committee approves awards to Code Staff, any awards over £500,000 and award vestings that exceed £50,000. On vesting, the employee must satisfy any employee tax and social security obligations.

Henderson Group plc Annual Report 2016

117

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Long-Term Incentive Plan (LTIP)

The LTIP awards provide selected employees restricted shares or £nil cost options that have employment conditions and performance conditions attached as shown below. Employees who have been awarded such options have five years to exercise their options following the three year vesting period for 2013 LTIP and five and four years to exercise their options following the three and four year vesting periods (respectively) for the 2014 LTIP. Two thirds of the 2015 and 2016 LTIP can be exercised from the end of year three and one third from the end of year four.

2014 award criteria	Amount vesting
Henderson Group TSR less than the 50th percentile of the FTSE 350 General Financial Services companies	nil%
Henderson Group TSR at the 50th percentile of the FTSE 350 General Financial Services companies	25%
Henderson Group TSR at or above the 75th percentile of the FTSE 350 General Financial Services companies	100%

If the Henderson Group TSR is between the 50th and 75th percentiles, the amount vesting will increase on a linear basis. The Remuneration Committee must also be satisfied that the Henderson Group TSR reflects the underlying performance of the Group. For the 2012, 2013 and 2014 LTIP, the performance hurdle is 95% relative to Henderson Group TSR and 5% on risk and sustainability metrics.

Employees may be entitled to dividend equivalents for the 2013 and 2014 LTIPs, subject to approval by the remuneration Committee, once the LTIP is vested based on the dividends declared during the three year (four years in respect of the 1/3rd tranche of LTIP 2014) vesting period in respect of the shares that vest. The dividend equivalents for LTIP 2013 are payable in two equal tranches, one and two year(s) after vesting. The LTIP 2014 vests in two tranches split 2/3rds and 1/3rd, three and four years after the award is granted respectively. Dividend equivalents on the LTIP 2014 2/3rds tranche are payable as described for LTIP 2013. For the 1/3rd tranche of LTIP 2014 dividend equivalents are payable in equal tranches, at vesting and one year after vesting. Employees are not entitled to vote or receive dividends in respect of these awards until the vesting conditions are met, nor are they allowed to pledge, hedge or assign the expected awards in any way.

The 2015 and 2016 LTIP award vesting and release of the award are subject to performance against the following performance conditions measured (as appropriate) over, or at the end of, the relevant three or four year performance period (in respect of the first and second tranche of the awards respectively):

2015 and 2016 award criteria	Weighting
Market conditions	
– FTSE 350	25%
– ASX 100	25%
Non-market	
– Net Fund Flows Condition	15%
– Investment Performance Condition	15%
– Operating Margin Condition	10%
– People Strategy Condition	10%

In respect of the first tranche of the award, an additional holding period of two years shall apply commencing on the relevant vesting date, during which time the participant may not sell, pledge, charge, assign, dispose of or otherwise transfer ownership of the underlying shares pertaining to the award, other than to meet mandatory liabilities to tax and/or social security contributions. In respect of the second tranche of the award, an additional holding period of one year shall apply commencing on the relevant vesting date with similar conditions.

The performance period for the 2013 LTIP was completed on 31 December 2015 and 98% of awards vested in April 2016. The performance period for the first tranche of 2014 LTIP was completed on 31 December 2016 and 3% of awards will vest in April 2017.

10.2 Share-based payments charged to the Consolidated Income Statement

	2016 £m	2015 £m
DEP	**13.6**	12.6
LTIP	**5.5**	5.7
RSP	**3.8**	5.4
BAYE	**2.2**	1.9
ExSOP	**1.4**	1.3
CSOP	**1.1**	1.1
SAYE	**0.5**	0.5
ESOP	**0.2**	0.4
Share-based payments expense	**28.3**	28.9

Henderson Group plc Annual Report 2016

118 FINANCIAL STATEMENTS

Notes to the financial statements (Group and Company)
continued

10.2 Share-based payments charged to the Consolidated Income Statement continued

The total amount settled through the Consolidated Statement of Changes in Equity is analysed between:

	2016 £m	2015 £m
Share-based payments charged to the Consolidated Income Statement	28.3	28.9
Proceeds from share schemes	8.1	10.3
Amounts settled through equity	**36.4**	39.2

All amounts above exclude related employment taxes which are recognised in the Consolidated Income Statement.

10.3 Fair value of share-based compensation plans

The following share schemes involve the grant of shares and options for £nil consideration. The fair value of these grants is calculated using the share price at grant date, which is set out in the following table. LTIP fair values have been discounted on the basis that the option holder has no entitlement to dividends over the vesting period of the option. Dividend equivalents, should they be awarded, are treated as separate, cash-settled awards. No adjustments have been made for dividends relating to the DEP and BAYE.

	2016		2015	
	Shares/ options granted no.	Average grant share price £	Shares/ options granted no.	Average grant share price £
LTIP	6,757,600	2.50	6,192,531	2.73
DEP	5,634,351	2.51	4,982,915	2.86
RSP	2,613,133	2.39	1,262,989	2.60

The fair value calculation for the LTIP includes a statistical assessment of the likelihood of the Group achieving performance targets as set out in the plan.

11 Dividends paid and proposed

Company

	2016 £m	2016 pence per share	2015 £m	2015 pence per share
Dividends on ordinary shares declared and paid in the year				
Final dividend in respect of 2015 (2014)	80.9	7.20	70.9	6.40
Interim dividend in respect of 2016 (2015)	35.3	3.20	34.5	3.10
Total dividends paid and charged to equity	**116.2**	**10.40**	105.4	9.50

	2016 £m	2016 pence per share	2015 £m	2015 pence per share
Dividends proposed on ordinary shares for approval by the shareholders at the AGM				
Final dividend for 2016 (2015)	82.6	7.30	81.5	7.20

The Board is recommending a final dividend for 2016 of 7.30 pence per share which, when added to the interim 2016 dividend of 3.20 pence per share, results in a total dividend for 2016 of 10.50 pence per share. The final dividend proposed in respect of 2016 of £82.6m is based on the total number of ordinary shares in issue at 31 December 2016. There was a £1.5m decrease between the proposed dividends (2015 final: £81.5m and 2016 interim: £36.2m), as reported in the 2015 Annual Report and the Interim Report for the six months ended 30 June 2016, versus the dividends paid out during the year (2015 final: £80.9m and 2016 interim: £35.3m). This represents dividends waived by employee benefit trust trustees on shares held in trust on behalf of Group employees. The amount waived in respect of the final dividend declared in respect of 2016 will be established by the employee benefit trust trustees on 5 May 2017, being the dividend record date.

Henderson Group plc Annual Report 2016

119 12 Segmental information Group Henderson is a global investment manager. The Group manages a broad range of actively managed investment products for institutional and UHWDLO LQYHVWRUV, DFURVV ÞYH FDSDELOLWLHV, EHLQJ (XURSHDQ (TXLWLHV, *OREDO (TXLWLHV, *OREDO )L[HG ,QFRPH, 0XOWL-$VVHW DQG $OWHUQDWLYHV, LQFOXGLQJ Private Equity and Property. Management operates across product lines, distribution channels and geographic regions. All investment product types are sold in most, if not all, of these regions and are managed in various locations. ,QIRUPDWLRQ LV UHSRUWHG WR WKH FKLHI RSHUDWLQJ GHFLVLRQ-PDNHU, WKH %RDUG, RQ DQ DJJUHJDWHG EDVLV 6WUDWHJLF DQG ÞQDQFLDO PDQDJHPHQW GHFLVLRQV are determined centrally by the Board and, on this basis, the Group is a single segment investment management business. Entity-wide disclosures 2016 £m 2015 £m The Group does not have a single client which accounts for more than 10% of revenues. Geographic information 2016 £m 2015 £m The geographical revenue information is split according to the country in which the revenue is generated, not necessarily where the client is based. 2016 £m 2015 £m Non-current assets for this purpose consist of intangible assets, investments accounted for using the equity method and property and equipment. Henderson Group plc Annual Report 2016 STR ATEGIC REPORT CORPOR ATE GOVERNANCE FINANCIAL STATEMENTS OTHER INFORMATION Non-current assets UK Americas Australia Other 521.8 89.0 58.8 1.4 558.1 85.2 53.9 0.7 671.0 697.9 Revenues from clients UK Luxembourg Americas Australia Singapore Japan Other 382.7 208.7 127.0 15.8 2.5 1.3 – 457 9 179.0 112.6 3.7 4 1.2 0.2 Gross fee and deferred income 738.0 756.0 Revenues by product 8. 2(,&V/XQLW WUXVWV 6,&$9V US mutuals ,QVWLWXWLRQDO VHJUHJDWHG PDQGDWHV DQG FDVK IXQGV Offshore absolute return funds Other 237.7 252.6 95.0 75.1 32.9 44.7 262.5 257.0 82.8 62.8 50.0 40 9 Gross fee and deferred income 738.0 756.0

120 FINANCIAL STATEMENTS

Notes to the financial statements (Group and Company)
continued

13 Intangible assets

Group

Intangible assets are analysed as follows:

2016

	Goodwill £m	Investment management contracts £m	Computer software £m	Total £m
Cost				
At 1 January	556.7	384.0	20.9	961.6
Additions	–	–	7.9	7.9
Impact of foreign exchange movement	12.0	10.8	–	22.8
At 31 December	568.7	394.8	28.8	992.3
Accumulated amortisation				
At 1 January	–	(274.7)	(6.3)	(281.0)
Charge	–	(51.3)	(3.1)	(54.4)
At 31 December	–	(326.0)	(9.4)	(335.4)
Carrying value at 31 December	**568.7**	**68.8**	**19.4**	**656.9**

2015

	Goodwill £m	Investment management contracts £m	Computer software £m	Total £m
Cost				
At 1 January	523.7	361.5	14.9	900.1
Additions	29.5	18.7	6.0	54.2
Impact of foreign exchange movement	3.5	3.8	–	7.3
At 31 December	556.7	384.0	20.9	961.6
Accumulated amortisation				
At 1 January	–	(218.5)	(3.7)	(222.2)
Charge	–	(56.2)	(2.6)	(58.8)
At 31 December	–	(274.7)	(6.3)	(281.0)
Carrying value at 31 December	556.7	109.3	14.6	680.6

The Group considers itself to have one cash generating unit to which goodwill is allocated.

The recoverable value of goodwill for the Group at 31 December 2016 has been determined by a value in use calculation, using cash flows based on the Group's annual budget and five year forecasts approved by the Board and a terminal value for the period thereafter. The key assumptions applied to the Group's annual budget and five year forecast are market performance and net fund flows. Management determined these key assumptions by assessing current market conditions and through the utilisation of forward looking external evidence.

The terminal value has been calculated assuming a long-term growth rate of 2.0% per annum in perpetuity, based on the Group's view of long-term nominal growth, which does not exceed market expectations.

A pre-tax risk-adjusted discount rate of 11.8% per annum has been applied. The resultant value in use calculation has been compared with the carrying value of the Group's goodwill to determine if any goodwill impairment arises. The calculation shows significant headroom in the recoverable value of goodwill. Sensitivities were performed by adjusting key assumptions for reasonable possible changes, with the model continuing to show significant headroom.

Recent market transactions and the Group's current market capitalisation provide additional evidence that the recoverable value of goodwill is in excess of the carrying value.

Henderson Group plc Annual Report 2016

121 14 Interests in other entities The Group operates as a global investment manager and reports its results to the Board on an aggregated basis. The Group manages its operations via investments in subsidiaries, associates and joint ventures and interests in structured entities. 7KH *URXSpV LQWHUHVWV LQ VWUXFWXUHG HQWLWLHV DUH WKURXJK HPSOR\HH EHQHÞW WUXVWV DQG VHHG FDSLWDO LQYHVWPHQWV LQ IXQGV (PSOR\HH EHQHÞW WUXVWV are consolidated and are for the purpose of administering the Group’s share-based payment arrangements. Further details of the Group’s share-based payment arrangements are set out in note 10. The Group holds interests in funds via seed capital investments and investment management agreements, for which it earns management fees and, in certain funds, performance fees. Segregated mandates and investment trusts do not give the Group any rights over the client or trust who have the right to remove the Group as manager, being a right similar to a voting right. As such, segregated mandates and investment trusts are not structured entities. Management has determined that the Group acts as agent for unconsolidated funds due to its relatively low economic exposure and variability of returns. The Group is exposed to structured entities via the risk that their AUM decreases which will cause a fall in the Group’s income. Considering the potential for changes in the AUM of structured entities, management has determined that the Group’s structured entities should be aggregated E\ WKH W\SH RI YHKLFOH $V DOO RI WKH *URXSpV XQFRQVROLGDWHG IXQGV WKDW PHHW WKH GHÞQLWLRQ RI D VWUXFWXUHG HQWLW\ DUH LQ SRROHG LQYHVWPHQW IXQGV, GLVFORVXUHV KDYH EHHQ PDGH RQ WKLV EDVLV 5HIHU WR QRWH 4 3 14.1 Subsidiaries Company Investment in subsidiaries 2016 £m 2015 £m The wholly owned and directly held subsidiaries of the Company are as follows: Country of incorporation and principal place of operation Functional currency Henderson Group Holdings Asset Management Limited Horizon Orbit Corporation UK USA GBP USD 7KH UHJLVWHUHG RIÞFH DGGUHVV RI +HQGHUVRQ *URXS +ROGLQJV $VVHW 0DQDJHPHQW /LPLWHG LV 20 %LVKRSVJDWH, /RQGRQ, 8QLWHG .LQJGRP, (&20 3$( DQG WKH UHJLVWHUHG RIÞFH DGGUHVV RI +RUL]RQ 2UELW &RUSRUDWLRQ LV F/R &RUSRUDWLRQ 6HUYLFH &RPSDQ\, 27 &HQWHUYLOOH 5RDG, 6XLWH 400, :LOPLQJWRQ, 'HODZDUH 9808 Group Refer to note 33 for the subsidiaries of the Group, excluding the directly held subsidiaries of the Company shown above. 14.2 Investments accounted for using the equity method Group The Group holds interests in the following associates and joint ventures managed through shareholder agreements with third party investors, accounted for under the equity method: 2016 FunctionalPercentage 2015 Percentage owned Country of incorporation and principal place of operation owned currency Share of loss after tax from associates and joint ventures The Group’s share of loss after tax from associates and joint ventures is as follows: 2016 £m 2015 £m 2Q -XQH 20 5, WKH *URXS VROG LWV 40% VWDNH LQ 7+ 5HDO (VWDWH, ZLWK D FDUU\LQJ YDOXH RI €72 9P, IRU FRQVLGHUDWLRQ RI €84 3P During 2016, the Group recognised an impairment of £2.7m on its investment in Northern Pines ahead of its planned wind up. Henderson Group plc Annual Report 2016 STR ATEGIC REPORT CORPOR ATE GOVERNANCE FINANCIAL STATEMENTS OTHER INFORMATION 7+ 5HDO (VWDWH VKDUH RI XQGHUO\LQJ SURÞW TH Real Estate share of acquisition related and non-recurring items – – 0.1 (0.5) TH Real Estate share of loss ,PSDLUPHQW RI MRLQW YHQWXUH Share of income/(loss) from other associates and joint ventures – (2.7) 0.5 (0 4) – (0.3) Total loss from associates and joint ventures (2.2) (0.7) Northern Pines Henderson Capital GP LLCUSAUSD Northern Pines Henderson Capital LLCUSAUSD 2SWLPXP ,QYHVWPHQW 0DQDJHPHQW /LPLWHG UKGBP 50% 50% 50% 50% 50% 50% At 31 December 1,032.0 1,029.8

122 FINANCIAL STATEMENTS 1RWHV WR WKH ÞQDQFLDO VWDWHPHQWV (*URXS DQG &RPSDQ\) continued 14.3 Interests in unconsolidated structured entities Group $ UHFRQFLOLDWLRQ RI $80 UHSRUWHG E\ WKH *URXS WR $80 LQ IXQGV WKDW PHHW WKH GHÞQLWLRQ RI DQ XQFRQVROLGDWHG VWUXFWXUHG HQWLW\ LV VKRZQ EHORZ: Less: segregated mandates and investment trusts Less: consolidated pooled investment funds Pooled investment funds AUM £bn Total AUM 31 December 2015 92.0 (25.5) (0.2) 66.3 'XULQJ WKH \HDU, WKH *URXS UHFRJQLVHG JURVV IHH DQG GHIHUUHG LQFRPH RI €622 4P (20 5: €657 6P) IURP XQFRQVROLGDWHG VWUXFWXUHG HQWLWLHV LQ WKH &RQVROLGDWHG ,QFRPH 6WDWHPHQW The Group has the following exposure to unconsolidated structured entities, which equates to the Group’s maximum exposure to loss: Trade debtors Accrued income Seed capital investments £m Total 31 December 2015 5.5 92.9 4 3 102.7 15 Property and equipment Group 2016 £m 2015 £m Henderson Group plc Annual Report 2016 Cost At 1 January Additions Disposals ,PSDFW RI IRUHLJQ H[FKDQJH PRYHPHQW 26.9 2.6 (0.4) 0.6 25.0 1.9 – – At 31 December 29.7 26.9 Accumulated depreciation At 1 January Charge Disposals ,PSDFW RI IRUHLJQ H[FKDQJH PRYHPHQW (12.5) (2.9) 0.1 (0.5) (9.9) (2.6) – – At 31 December (15.8) (12.5) Net book value at 31 December 13.9 4 4 31 December 2016 0.495.619.9115.9 31 December 2016 101.0(31.3)(0.2)69.5

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OTHER INFORMATION

16 Fair value of financial instruments

Group

Total financial assets and liabilities

The following table sets out the financial assets and liabilities of the Group:

	Notes	Carrying value 2016 £m	Carrying value 2015 £m
Financial assets at fair value through profit or loss		216.1	145.7
Available-for-sale financial assets		41.9	64.6
Total financial assets measured at fair value		258.0	210.3
Accrued income, OEIC and unit trust debtors, trade debtors and other debtors		263.3	221.4
Cash and cash equivalents	18.1	244.0	381.6
Total loans and receivables		507.3	603.0
Total financial assets		765.3	813.3
Debt instrument in issue	19	–	149.9
Trade and other payables (excluding deferred income)		324.0	301.0
Total loans and payables carried at amortised cost		324.0	450.9
Financial liabilities at fair value through profit or loss		149.3	119.3
Provisions	21	12.0	11.9
Total financial liabilities at fair value through profit or loss		161.3	131.2
Total financial liabilities		485.3	582.1

The carrying value of these assets and liabilities is considered to be materially equal to their fair value with the exception of the Group's debt instrument which had a fair value of £151.4m at 31 December 2015. The Group's debt instrument was fully repaid on 24 March 2016 at the par value of £150.0m.

Financial assets at fair value through profit or loss mainly consist of seed capital investments, investments and derivatives held in consolidated structured entities and investments in the Group's fund products which are held, in employee benefit trusts, against outstanding deferred compensation arrangements. Any movement in the fair value of the assets held against deferred compensation liabilities is offset by a corresponding movement in deferred compensation liabilities. Both movements are recognised through the Consolidated Income Statement. Available-for-sale financial assets consist of seed capital investments and investments in consolidated funds.

Financial liabilities at fair value through profit or loss mainly consist of non-controlling interests in consolidated structured entities, deferred compensation liabilities which are held against the investments in the Group's fund products, derivative instruments, provisions and contingent deferred consideration.

The Group enters into forward foreign exchange contracts to hedge seed capital investments denominated in foreign currency. Forward foreign exchange contracts are also used to hedge the translation of certain consolidated structured entities. In addition, the Group entered into a number of contracts for difference (CFDs), credit default indices (CDXs), futures and total return swaps (TRSs) to hedge the market movements of specific available-for-sale and fair value through profit or loss financial assets. These derivatives are recognised in financial assets and financial liabilities at fair value through profit and loss.

Current loans and receivables and trade and other payables carried at amortised cost, included in the table above, represent balances mainly settling in a short timeframe, and accordingly, the fair value of these assets and liabilities is considered to be materially equal to their carrying value after taking into account any impairment.

Company

As at 31 December 2016, the Company held financial assets at fair value through profit or loss with a carrying and fair value of £53.8m (2015: £41.7m). These investments are classified as Level 1 and Level 2 using the hierarchy set out on the following page. As at 31 December 2016, the Company held financial liabilities at fair value through profit or loss with a carrying and fair value of £42.0m (2015: £28.2m), which were classified as Level 3 using the hierarchy set out on the following page. During 2016, there were no transfers in to or out of Level 1, Level 2 and Level 3 (2015: £nil).

Henderson Group plc Annual Report 2016

124 FINANCIAL STATEMENTS

Notes to the financial statements (Group and Company)
continued

16 Fair value of financial instruments continued

Group

Fair value hierarchy

The following asset and liability types are carried at fair value after initial recognition.

The Group uses the following hierarchy for determining and disclosing the fair value of financial assets and liabilities by valuation technique:

- Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;
- Level 2: other techniques where all inputs, which have a significant effect on the recorded fair value, are observable, either directly or indirectly; and
- Level 3: techniques where inputs which have a significant effect on the recorded fair value that are not based on observable market data.

At 31 December 2016

	Total £m	Level 1 £m	Level 2 £m	Level 3 £m
Financial assets				
Financial assets at fair value through profit or loss	216.1	107.9	107.7	0.5
Available-for-sale financial assets	41.9	3.4	4.4	34.1
Total financial assets measured at fair value	**258.0**	**111.3**	**112.1**	**34.6**

At 31 December 2015

	Total £m	Level 1 £m	Level 2 £m	Level 3 £m
Financial assets				
Financial assets at fair value through profit or loss	145.7	79.0	66.2	0.5
Available-for-sale financial assets	64.6	10.1	15.5	39.0
Total financial assets measured at fair value	210.3	89.1	81.7	39.5

At 31 December 2016

	Total £m	Level 1 £m	Level 2 £m	Level 3 £m
Financial liabilities				
Financial liabilities at fair value through profit or loss	149.3	14.6	1.5	133.2
Provisions	12.0	–	–	12.0
Total financial liabilities measured at fair value	**161.3**	**14.6**	**1.5**	**145.2**

At 31 December 2015

	Total £m	Level 1 £m	Level 2 £m	Level 3 £m
Financial liabilities				
Financial liabilities at fair value through profit or loss	119.3	8.8	5.4	105.1
Provisions	11.9	–	–	11.9
Total financial liabilities measured at fair value	131.2	8.8	5.4	117.0

During 2016, there was a £3.1m transfer of financial assets between Level 1 and Level 2. There were no other transfers in or out of Level 1, Level 2 and Level 3 during the year (2015: £nil).

Level 3 investments at 31 December 2016 mainly comprise private equity investments. Private equity investments are valued using a combination of the enterprise value/EBITDA multiple method and the discounted cash flow method. Significant unobservable inputs include long-term revenue growth rates, discount rate and pre-tax operating margin, taking into account management's experience and knowledge of market conditions of the specific industries. As the fair value measurement of the financial assets included in Level 3 is based on unobservable inputs, a change in one or more underlying assumptions could result in a significant change in fair value. However, due to the numerous different factors affecting the assets, the impact cannot be quantified.

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The following is a reconciliation of the movements in the Group's financial assets classified as Level 3 during the year:

	2016 £m	2015 £m
Fair value at 1 January	**39.5**	47.8
Additions	**0.3**	0.5
Disposals	**–**	(23.9)
Movements recognised in the Consolidated Income Statement	**–**	9.9
Transferred from Consolidated Statement of Comprehensive Income to Consolidated Income Statement	**–**	(9.6)
Fair value movements recognised in the Consolidated Statement of Comprehensive Income	**(5.2)**	14.8
Fair value at 31 December	**34.6**	39.5

Level 3 financial liabilities at fair value through profit or loss represent non-controlling interests in consolidated funds, the deferred compensation liabilities which are held against the investments in the Group's fund products, contingent deferred consideration and provisions. With respect to non-controlling interests in consolidated funds, the fair value movements are primarily driven by fair value changes in investments held in these funds and the dilution of the Group's investments as a result of additional external investments in the funds . Details of the inputs used to calculate the fair value of contingent deferred consideration and provisions can be found in notes 2.2 and 21 respectively. Sensitivity analysis around likely possible changes to the inputs into the valuations of these liabilities has been performed and resulted in no significant difference to the fair values recognised that, if adjusted for, would impact the profit attributable to owners of the parent.

The following is a reconciliation of the movements in the Group's financial liabilities classified as Level 3 during the year:

	2016 £m	2015 £m
Fair value at 1 January	**117.0**	96.0
Net movement on bonuses deferred into funds	**13.8**	2.1
Other net additions	**22.7**	21.5
Other movements	**(8.3)**	(2.6)
Fair value at 31 December	**145.2**	117.0

17 Trade and other receivables

	Group		Company	
	2016 £m	2015 £m	**2016 £m**	2015 £m
Accrued income	**127.9**	120.6	**–**	–
OEIC and unit trust debtors	**115.0**	77.7	**–**	–
Trade debtors	**6.0**	10.4	**–**	–
Other debtors	**14.4**	12.7	**0.1**	0.1
Prepayments	**8.6**	7.4	**–**	–
Deferred acquisition costs	**2.7**	4.0	**–**	–
Amounts owed by subsidiaries	**–**	–	**15.7**	8.7
	274.6	232.8	**15.8**	8.8
Non-current	**–**	0.1	**–**	–
Current	**274.6**	232.7	**15.8**	8.8
	274.6	232.8	**15.8**	8.8

Henderson Group plc Annual Report 2016

126 FINANCIAL STATEMENTS

Notes to the financial statements (Group and Company)
continued

18 Cash and cash equivalents

18.1 Cash at bank and in hand and cash equivalents

	Group		Company	
	2016 £m	2015 £m	**2016 £m**	2015 £m
Cash at bank and in hand	**180.2**	308.5	**10.6**	7.2
Cash equivalents	**63.8**	73.1	**–**	–
Cash at bank and in hand and cash equivalents	**244.0**	381.6	**10.6**	7.2

Cash and cash equivalents consist of cash at bank, cash in hand and short-term highly liquid government securities or investments in money market instruments with a maturity date of three months or less.

As at 31 December 2016, cash and cash equivalents includes £18.3m (2015: £27.2m) of cash held by consolidated structured entities. As at 31 December 2016, cash and cash equivalents also included £nil of cash at bank and in hand that was held in the Group's manager dealing accounts which represented payments due to and from OEICs and units trusts as a result of client trading (2015: £1.7m), and rental guarantee deposits of £nil (2015: £0.1m). After deducting these restricted cash balances, total unrestricted cash is £225.7m (2015: £352.6m).

18.2 Net cash flows generated from operating activities

Group

	Notes	**2016 £m**	2015 £m
Net cash flows generated from operating activities			
Profit before tax		**139.2**	167.9
Adjustments to reconcile profit before tax to net cash flows generated from operating activities:			
– interest expense		**3.0**	11.3
– share-based payment charges	10.2	**28.3**	28.9
– intangible amortisation		**54.4**	59.6
– share of income from associates and joint ventures		**(0.5)**	(0.1)
– impairment of associate	14.2	**2.7**	–
– property and equipment depreciation	15	**2.9**	2.6
– gain on disposal of seed capital investments		**(0.9)**	(11.0)
– contributions to Group pension schemes in excess of costs recognised		**(5.5)**	(5.0)
– net movements on other provisions		**1.1**	0.4
– other finance charges		**2.6**	2.7
– other finance income		**(3.4)**	(0.2)
– seed capital investment impairment		**–**	1.0
– gain on sale of associates	7	**–**	(12.4)
Net cash flows generated from operating activities before changes in operating assets and liabilities		**223.9**	245.7
Changes in operating assets and liabilities	18.3	**(15.1)**	33.5
Net tax paid		**(30.1)**	(9.4)
Net cash flows generated from operating activities		**178.7**	269.8

Included within net cash flows generated from operating activities are cash outflows relating to non-recurring items of £6.5m (2015: £2.5m).

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18.3 Changes in operating assets and liabilities

	Group		Company	
	2016 £m	2015 £m	**2016 £m**	2015 £m
Changes in OEIC and unit trust debtors and creditors	**(3.4)**	(0.1)	**–**	–
(Increase)/decrease in other assets	**(2.5)**	29.6	**(19.1)**	(13.3)
(Decrease)/increase in provisions and other liabilities	**(9.2)**	4.0	**59.1**	(75.9)
Changes in operating assets and liabilities	**(15.1)**	33.5	**40.0**	(89.2)

19 Debt instrument in issue

Group

	2016 Carrying value £m	**2016 Fair value £m**	2015 Carrying value £m	2015 Fair value £m
Senior, unrated fixed rate notes due 24 March 2016 (2016 Notes)	**–**	**–**	149.9	151.4

On 24 March 2011, the Group issued, at par, £150.0m of 2016 Notes which were listed on the LSE, unsecured, unrated, repayable in full on 24 March 2016 and bore interest at a fixed rate of 7.25% per annum payable six monthly. The fair value of the 2016 Notes was obtained by applying a Level 1 valuation technique. The notes were repaid in full at their maturity on 24 March 2016.

20 Retirement benefits

Group

20.1 Characteristics and risks associated with the retirement benefit plans

The main defined benefit pension plan sponsored by the Group is the defined benefit section of Henderson Group Pension Scheme (HGPS), which closed to new members on 15 November 1999. The sponsor and principal employer of the HGPS is HGI Group Limited and the participating company is Henderson Administration Limited. The appointed investment manager for the final salary scheme is Henderson Global Investors Limited. The HGPS is funded by contributions to a separately administered fund. The actuarial advisers to the HGPS are Towers Watson.

Benefits in the HGPS are based on service and final salary. The plan is approved by HMRC for tax purposes, and is operated separately from the Group and managed by an independent Trustee board. The Trustee is responsible for payment of the benefits and management of the HGPS assets.

The HGPS is subject to UK regulations, which require the Group and Trustee to agree a funding strategy and contribution schedule for the scheme.

The triennial valuation of the HGPS as at 31 December 2014, carried out by the Trustee's independent actuarial advisers, revealed a deficit of £29.0m on a technical provisions basis. As a result, the Group has agreed with the Trustee to fund additional contributions, commencing in January 2017. The contribution will be £8.4m per annum and will be spread over four years to the end of 2020. These payments will be made out of cash resources. To the extent that future valuations reveal an additional funding deficit, additional contributions may be required from the Group.

The Group also has a contractual obligation to provide certain members of the HGPS with additional defined benefits on an unfunded basis.

The valuation of the HGPS under IAS 19 'Employee Benefits' is based on full membership data as at 31 December 2014 and updated to the accounting date by an independent actuary in accordance with IAS 19. The HGPS assets are stated at their fair values as at 31 December 2016.

The Group expects to contribute approximately £16.0m to the HGPS in the year ending 31 December 2017 (defined benefit and money purchase sections) based on the triennial valuation as at 31 December 2014, inclusive of the additional contributions agreed with the trustees. Benefits paid via the unfunded arrangements are paid directly by the Group and are expected to be £0.3m in 2017.

As with the vast majority of similar arrangements in the United Kingdom, the Group ultimately underwrites the risks relating to these defined benefit plans. These risks include investment risks and demographic risks, such as the risk of members living longer than expected.

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128 FINANCIAL STATEMENTS

Notes to the financial statements (Group and Company)
continued

20.2 Amounts recognised in the financial statements

Retirement benefit assets and obligations recognised in the Consolidated Statement of Financial Position

	2016 £m	2015 £m
Retirement benefit assets recognised in the Consolidated Statement of Financial Position		
Henderson Group Pension Scheme	145.9	130.0
Retirement benefit obligations recognised in the Consolidated Statement of Financial Position		
Henderson Group unapproved pension scheme	(9.6)	(8.1)
Net retirement benefit asset recognised in the Consolidated Statement of Financial Position	136.3	121.9

Pension service cost recognised in the Consolidated Income Statement

	2016 £m	2015 £m
Charges/(credits) relating to defined benefit and unapproved schemes		
Administration costs	1.0	0.9
Current service cost	0.9	1.0
Net interest credit	(5.3)	(4.8)
	(3.4)	(2.9)
Contributions to money purchase members' accounts	5.5	5.3
Net charge to the Consolidated Income Statement	2.1	2.4

Actuarial gains/(losses) recognised in the Consolidated Statement of Comprehensive Income

	2016 £m	2015 £m
Actuarial gains/(losses)	17.3	(1.2)
Tax at source	(8.4)	(1.7)
Net gain/(loss) recognised in the Consolidated Statement of Comprehensive Income	8.9	(2.9)

Reconciliation of present value of defined benefit obligations

	2016 £m	2015 £m
At 1 January	457.5	479.4
Current service cost	0.9	1.0
Interest cost	16.7	16.9
Actuarial (gains)/losses arising from:		
– experience	(2.0)	(3.8)
– demographics	(1.3)	–
– changes in financial assumptions	100.3	(15.6)
Benefit payments	(22.6)	(20.4)
At 31 December	549.5	457.5

Reconciliation of fair value of defined benefit scheme assets

	2016 £m	2015 £m
At 1 January	595.1	613.0
Interest credit	22.0	21.7
Administration costs	(1.0)	(0.9)
Actuarial gains/(losses) arising from scheme assets	114.3	(20.6)
Contributions	2.1	2.1
Benefit payments	(22.6)	(20.2)
At 31 December	709.9	595.1

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Net retirement benefit asset recognised in the Consolidated Statement of Financial Position

	2016 £m	2015 £m
Present value of defined benefit obligations	(549.5)	(457.5)
Fair value of defined benefit scheme assets	709.9	595.1
Tax at source	(24.1)	(15.7)
At 31 December	136.3	121.9

Pension scheme assets

The major categories of assets in the HGPS are as follows:

	2016 £m	2015 £m
Growth portfolio		
– diversified growth	147.4	129.9
Bond assets	529.7	435.5
Buy and maintain credit fund	31.8	28.4
Cash and cash equivalents	1.0	1.3
At 31 December	709.9	595.1

The assets of the HGPS are allocated to a growth portfolio and bond assets. The majority of the growth portfolio is invested in pooled diversified funds, with the objective of achieving a level of growth greater than the bond portfolio. The bond portfolio is managed on a segregated basis, with the primary objective of meeting the cash flows as they mature.

The current strategic allocation is broadly 25% growth assets and 75% bond assets. For strategic purposes, the buy and maintain credit fund is split evenly between a growth portfolio and bond assets. The Trustee intends to increase the allocation to bond assets as the funding level of the HGPS (calculated on a 'self-sufficiency' basis) improves. All of the HGPS assets are quoted in active markets.

20.3 Actuarial assumptions

Financial assumptions

For the purpose of the following disclosures, the retirement benefit arrangements have been combined on the grounds of materiality:

	2016 % per annum	2015 % per annum
Discount rate	2.9	3.8
Rate of increase in pensionable salaries	2.5	2.5
Inflation (RPI)	3.2	3.0
Inflation (CPI)	2.1	2.0
Post-retirement mortality (expectancy of life):	years	years
Male currently aged 60	28.6	28.5
Female currently aged 60	29.7	30.0
Male aged 60 in 15 years	29.9	30.0
Female aged 60 in 15 years	31.2	31.5

Amount, timing and uncertainty of future cash flows

The approximate impact of changing these main assumptions on the defined benefit obligation at 31 December 2016 is as follows:

- reducing the discount rate by 0.1% per annum would increase the IAS 19 defined benefit obligation by £11.0m (2015: £9.0m);
- increasing RPI and CPI inflation assumptions by 0.1% per annum would increase the IAS 19 defined benefit obligation by £3.0m (2015: £3.0m); and
- increasing the life expectancy of members by one year would increase the IAS 19 defined benefit obligation by £16.0m (2015: £14.0m).

There would also be an impact on the current service cost, but given the small active population in these plans this is likely to be immaterial.

The above sensitivity analysis may not be representative of the actual change, as in practice the changes in assumptions may not occur in isolation. The weighted average duration of the defined benefit obligations is approximately 19 years (2015: 19 years).

Henderson Group plc Annual Report 2016

130 FINANCIAL STATEMENTS

Notes to the financial statements (Group and Company)
continued

21 Provisions

Group

	Void properties £m	Other £m	Total £m
At 1 January 2016	10.3	1.6	11.9
Additions	–	1.1	1.1
Finance charge	0.5	–	0.5
Utilised	(0.8)	(0.4)	(1.2)
Released	(0.1)	(0.4)	(0.5)
Impact of foreign exchange movement	–	0.2	0.2
At 31 December 2016	**9.9**	**2.1**	**12.0**
Non-current	8.0	1.2	9.2
Current	1.9	0.9	2.8
At 31 December 2016	**9.9**	**2.1**	**12.0**

Void properties

The void properties provision reflects the net present value of the excess of lease rentals and other payments on New Star and Gartmore properties with onerous contracts, over the amounts expected to be recovered from subletting these properties. The discounting of expected cash flows will be unwound during the term of the underlying leases (maximum of nine years) as a void property finance charge to the Consolidated Income Statement.

Other

Other provisions relate to issues which have arisen as a result of litigation and obligations during the course of the Group's business activities.

All provisions reflect the Group's current estimates of amounts and timings.

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22 Deferred tax

Group

Deferred tax assets/(liabilities) recognised by the Group and movements therein are as follows:

	Accelerated capital allowances £m	Retirement benefits £m	Intangible assets £m	Compensation plans £m	Other temporary differences £m	Total £m
At 1 January 2015	1.0	(18.4)	(18.6)	30.7	2.4	(2.9)
Acquisitions through business combinations	–	–	(4.8)	–	–	(4.8)
(Charge)/credit to the Consolidated Income Statement	(0.4)	1.8	10.6	(2.6)	0.7	10.1
Charge to the Consolidated Statement of Comprehensive Income	–	(0.1)	–	–	–	(0.1)
Credit to the Consolidated Statement of Changes in Equity	–	–	–	3.7	–	3.7
Impact of foreign exchange movements	–	–	(0.4)	–	0.3	(0.1)
At 31 December 2015	0.6	(16.7)	(13.2)	31.8	3.4	5.9
Acquisitions through business combinations	–	–	–	–	0.2	0.2
(Charge)/credit to the Consolidated Income Statement	(0.3)	1.0	9.6	(4.7)	(5.1)	0.5
Credit to the Consolidated Statement of Comprehensive Income	–	0.2	–	–	0.2	0.4
Charge to the Consolidated Statement of Changes in Equity	–	–	–	(9.2)	–	(9.2)
Impact of foreign exchange movements	–	–	(0.6)	0.6	0.6	0.6
At 31 December 2016	**0.3**	**(15.5)**	**(4.2)**	**18.5**	**(0.7)**	**(1.6)**

Deferred tax assets and liabilities in the above summary represent gross assets and liabilities as follows:

	Assets £m	Liabilities £m	Total £m
At 31 December 2015	37.5	(31.6)	5.9
At 31 December 2016	**22.0**	**(23.6)**	**(1.6)**

Of the Group's total deferred tax assets and liabilities, £0.8m (2015: £0.6m) and £2.1m (2015: £8.7m), respectively, are anticipated to be received/settled within 12 months of balance sheet date. The remaining amounts are anticipated to be received or settled after 12 months of balance sheet date.

The future reduction in the UK corporation tax rate from 18% to 17% with effect from 1 April 2020 was substantively enacted in 2016. This tax rate change has affected the Group's deferred tax assets and deferred tax liabilities by £0.2m and £1.2m respectively.

At the reporting date, the Group has unused capital losses in respect of which no deferred tax has been recognised as utilisation of the capital losses is dependent on future taxable capital gains. The unrecognised deferred tax asset in respect of capital losses carried forward is £13.3m (2015: £14.1m), of which £0.8m (2015: £0.7m) will expire in two years (2015: three years) if unused. The remaining capital losses have no expiry date.

At the reporting date, the Group has unused tax losses in respect of which no deferred tax has been recognised as utilisation of the tax losses is dependent on the existence of future taxable profits. The unrecognised deferred tax asset in respect of tax losses carried forward is £1.8m (2015: £1.4m) and these losses have no expiry date.

Deferred tax is not recognised in respect of taxable temporary differences associated with the Group's investments in overseas subsidiaries, branches, associates and joint ventures where the Group controls the timing of the reversal of the temporary differences and where the reversal of the temporary differences is not anticipated in the foreseeable future (2015: £nil).

Henderson Group plc Annual Report 2016

132 FINANCIAL STATEMENTS

Notes to the financial statements (Group and Company)
continued

23 Trade and other payables

	Group		Company	
	2016 £m	2015 £m	**2016 £m**	2015 £m
OEIC and unit trust creditors	**111.6**	77.7	**–**	–
Other creditors	**12.4**	11.6	**1.2**	0.9
Accruals	**200.0**	211.7	**3.5**	0.2
Deferred income	**0.4**	1.0	**–**	–
Amounts owed to subsidiaries	**–**	–	**35.7**	20.1
	324.4	302.0	**40.4**	21.2
Non-current	**5.0**	10.7	**–**	–
Current	**319.4**	291.3	**40.4**	21.2
	324.4	302.0	**40.4**	21.2

24 Share capital

Group and Company

24.1 Authorised share capital

	2016 £m	2015 £m
2,194,910,776 (2015: 2,194,910,776) ordinary shares of 12.5 pence each	**274.4**	274.4

24.2 Allotted share capital

Allotted, called up and fully paid equity shares:

Shares in issue	**no.**	**£m**
At 1 January 2015	1,139,167,195	142.4
Issue of shares for share schemes	1,687,715	0.2
Cancellation of shares	(9,012,801)	(1.1)
At 31 December 2015 and 31 December 2016	**1,131,842,109**	**141.5**

During 2015, the Company purchased and cancelled 9.0m shares at a cost of £25.0m through a share buyback programme. The Company has not purchased and cancelled any shares under share buyback programmes during 2016.

All ordinary shares in issue carry the same rights to receive dividends and other distributions declared, made or paid by the Company.

24.3 Capital management

The Directors consider equity attributable to owners of the parent to represent Group capital. The Directors manage the Group's capital structure on an ongoing basis. Changes to the Group's capital structure can be affected by adjusting the dividend policy, returning capital to shareholders or issuing new shares and other forms of capital.

The Group's policy with respect to capital management is to safeguard the Group's ability to continue as a going concern, maximise shareholder value and to maintain an optimal capital structure to reduce the cost of capital whilst ensuring compliance with all regulatory capital requirements.

Certain subsidiaries of the Group are subject to regulatory oversight and inspection by the FCA and other international regulatory bodies. The Board receives regular updates on headroom over regulatory capital and approves key decisions that may impact the future capital position of the Group. All regulated entities within the Group complied with externally imposed regulatory capital requirements during the period.

The Group maintains a progressive dividend policy, with the Board actively reviewing and setting interim and final dividends in line with business performance and outlook.

Henderson Group plc Annual Report 2016

133

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

25 Reserves

Group and Company

The Consolidated Statement of Changes in Equity and Company Statement of Changes in Equity provide details of movements in equity for the Group and Company respectively.

Nature and purpose of reserves

Share premium

Share premium records the difference between the nominal value of shares issued and the full value of the consideration received or the market price on the day of issue.

Own shares held

Total own shares held had a cost of £92.0m (2015: £106.9m) and a market value of £91.5m (2015: £143.3m) as at 31 December 2016 and constituted 3.4% (2015: 4.1%) of the Company's issued share capital as at that date.

	2016 no. of shares	2015 no. of shares
Henderson Employee Trust 2000	**2,053,186**	2,115,862
HHG plc Employee Trust 2004	**–**	10,000
Henderson Employee Trust 2009	**25,602,569**	27,826,741
Henderson Group plc Employee Trust 2009	**7,459,668**	12,180,438
ACS HR Solutions UK Limited	**1,167,944**	1,119,140
Henderson Employee Share Ownership Trust	**2,565,382**	3,035,913
	38,848,749	46,288,094

The above trusts are used by the Group to operate the share-based compensation schemes as set out in note 10.

Shares are distributed to employees as and when they vest or the holding period ends, in line with the terms of each scheme, under the administration of the trustees. ACS HR Solutions Share Plan Services (Guernsey) Limited, a Conduent Company, administers all of the above trusts.

Translation reserve

The translation reserve comprises differences on exchange arising from the translation of subsidiaries, whose functional currency is not GBP to period end rates.

Revaluation reserve

The revaluation reserve comprises the amount of any unrealised gain or loss recognised in the Consolidated Statement of Comprehensive Income in relation to available-for-sale financial assets which are not part of a designated hedge relationship.

Upon disposal or impairment of these assets, amounts previously recognised in the revaluation reserve are recycled out and the cumulative amount of the gain or loss is recognised in the Consolidated Income Statement.

Profit and loss reserve

The profit and loss reserve comprises:

- results recognised through the Consolidated and Company Income Statement;
- actuarial gains and losses recognised in the Consolidated Statement of Comprehensive Income, net of tax;
- dividends paid to equity shareholders;
- transactions relating to share-based payments; and
- amounts paid in excess of the nominal value of the Company's shares under share buyback programmes.

26 Financial risk management

Financial risk management objectives and policies

Financial assets principally comprise investments in equity securities, fixed income investments, short-term investments, trade and other receivables and cash and cash equivalents. Financial liabilities comprise trade and other payables, non-controlling interests in consolidated funds, derivatives, deferred consideration on business combinations and provisions. The main risks arising from financial instruments are price, interest rate, liquidity, foreign currency and credit. Each of these risks is examined in detail below. The Group monitors financial risks on a consolidated basis and intra-group balances are settled when it is deemed appropriate for both parties to the transaction. The Company is not exposed to material financial risk and separate disclosures for the Company have not been included.

The Group has designed a framework to manage the risks of its business and to ensure that the Directors have in place risk management practices appropriate for a listed company. The management of risk within the Group is governed by the Board and overseen by the Board Risk Committee.

Henderson Group plc Annual Report 2016

134 FINANCIAL STATEMENTS

Notes to the financial statements (Group and Company)
continued

26.1 Price risk

Price risk is the risk that a decline in the value of assets adversely impacts on the profitability of the Group.

The Group is exposed to price risk in respect of its direct investment in seed capital investments in Group funds (being available-for-sale financial assets and financial assets at fair value through profit or loss) and consolidated structured entities. Seed capital investments vary in duration, depending on the nature of the investment, with a typical range of one year to three years for equity, fixed income and multi-asset products and approximately seven years for private equity products. The total market value of the Group's direct investment in seed capital investments at 31 December 2016, was £123.8m (2015: £117.3m).

Management monitors exposures to price risk on an ongoing basis. Significant movements in investment values are monitored on a daily basis. Where appropriate, management will hedge price risk. At 31 December 2016, investments with a market value of £103.3m (2015: £96.7m) were hedged against price risk through the use of CFDs, CDXs, futures and TRSs.

Price risk sensitivity analysis on seed capital investments

	2016		2015	
	Consolidated Income Statement £m	Consolidated Statement of Comprehensive Income £m	Consolidated Income Statement £m	Consolidated Statement of Comprehensive Income £m
Market value movement +/- 10%	–	3.9	–	4.3

26.2 Interest rate risk

Interest rate risk is the risk that the Group will sustain losses from adverse movements in interest rates, either through a mismatch of interest-bearing assets and liabilities, or through the effect such movements have on the value of interest-bearing instruments.

The Group is exposed to interest rates on banking deposits held in the ordinary course of business. However, likely possible movements in interest rates on the Group's bank accounts do not cause a material difference to the Consolidated Income Statement. Seed capital investments are not currently exposed to interest rate risk. This exposure is monitored by management on a continuous basis.

26.3 Liquidity risk

Liquidity risk is the risk that the Group may be unable to meet its payment obligations as they fall due.

Group liquidity is managed on a daily basis by the Group's Finance function, to ensure that the Group has sufficient cash or highly liquid assets available to meet its liabilities. Finance also controls and monitors the use of the Group's non-operating capital resources. It is the Group's policy to ensure that it has access to funds to cover all forecast commitments for at least the next 12 months.

The maturity dates of the Group's financial liabilities and obligations are as follows:

At 31 December 2016

	Within 1 year or repayable on demand £m	Within 2-5 years £m	After 5 years £m	Total £m	Carrying value in the Consolidated Statement of Financial Position £m
Trade and other payables (excluding deferred income)	319.0	5.0	–	324.0	324.0
Financial liabilities at fair value through profit or loss	113.2	39.5	–	152.7	149.3
Provisions	3.1	4.9	5.1	13.1	12.0
	435.3	49.4	5.1	489.8	485.3

At 31 December 2015

	Within 1 year or repayable on demand £m	Within 2-5 years £m	After 5 years £m	Total £m	Carrying value in the Consolidated Statement of Financial Position £m
Debt instrument in issue (including interest)	155.4	–	–	155.4	152.9
Trade and other payables (excluding deferred income and accrued debt interest)	287.3	10.7	–	298.0	298.0
Financial liabilities at fair value through profit or loss	98.0	26.5	–	124.5	119.3
Provisions	2.6	6.6	2.7	11.9	11.9
	543.3	43.8	2.7	589.8	582.1

Henderson Group plc Annual Report 2016

135 26.4 Foreign currency risk Foreign currency risk is the risk that the Group will sustain losses through adverse movements in foreign currency exchange rates. The Group is exposed to foreign currency risk through its exposure to non-GBP income, expenses, assets and liabilities of its overseas subsidiaries as well as net assets and liabilities denominated in a currency other than GBP. The currency exposure is managed by monitoring foreign currency positions. The Group uses forward foreign currency contracts to reduce or eliminate the currency exposure on certain LQGLYLGXDO WUDQVDFWLRQV. 7KH *URXS DOVR VHHNV WR XVH QDWXUDO KHGJHV WR UHGXFH H[SRVXUH. :KHUH WKHUH LV D PLVPDWFK RQ PDWHULDO FXUUHQF\ ßRZV DQG WKH WLPLQJ LV UHDVRQDEO\ FHUWDLQ, WKH\ DUH DFWLYHO\ KHGJHG. :KHUH WKHUH LV LQVXIÞFLHQW FHUWDLQW\, WKH FXUUHQF\ LV WUDQVODWHG EDFN LQWR *%3 RQ receipt. Foreign currency risk management is overseen by the Hedge Committee. A rolling programme of forward foreign currency contracts has been implemented to hedge the currency exposures arising from certain seed FDSLWDO LQYHVWPHQWV (EHLQJ DYDLODEOH-IRU-VDOH ÞQDQFLDO DVVHWV DQG ÞQDQFLDO DVVHWV DW IDLU YDOXH WKURXJK SURÞW RU ORVV) DQG FRQVROLGDWHG VWUXFWXUHG HQWLWLHV ZLWK D \HDU HQG QRWLRQDO YDOXH RI 86'134.2P, (858.0P DQG $8'38.0P (2015: 86'130.0P, (857.7P DQG $8'38.3P). Foreign currency risk sensitivity analysis Fund related investments are either denominated in GBP or hedged back to GBP using forward foreign currency contracts based on the *URXSpV KHGJLQJ SROLF\. ,Q DGGLWLRQ, WKHUH DUH XQKHGJHG IRUHLJQ FXUUHQF\ FDVK EDODQFHV DQG QHW WUDGLQJ UHFHLSWV LQ VXEVLGLDULHV RI WKH *URXS. 7KH WDEOH EHORZ LOOXVWUDWHV WKH LPSDFW RI *%3 ZHDNHQLQJ E\ 10% RQ DOO XQKHGJHG ÞQDQFLDO DVVHWV DQG OLDELOLWLHV GHQRPLQDWHG LQ FXUUHQFLHV material to the Group other than GBP. The reverse would be the case if GBP were to strengthen by 10%. Foreign currency sensitivity analysis 2016 2015 Consolidated Statement of Comprehensive Income £m Consolidated Statement of Comprehensive ,QFRPH £m Consolidated Income Statement £m Consolidated ,QFRPH Statement £m 26.5 Credit risk Credit risk is the risk of a counterparty of the Group defaulting on funds deposited with it or the non-receipt of a trade debt. The Group has an established credit policy to ensure that it only transacts with counterparties that are able to meet satisfactory rating requirements. Counterparty limits are reviewed and set centrally by the Credit Risk Committee. Management is responsible for ensuring that it remains within these limits and the Risk function monitors and reports any exceptions to the policy. The Group suffered losses of £nil as a result of trade debtor or counterparty defaults during the year (2015: £3.3m as part of the wind-down of private equity). The Risk function is also responsible for reporting credit exposures to the Board Risk Committee on a quarterly basis and for ensuring that any credit concerns are raised and actions taken to mitigate risks. 7KH WDEOH EHORZ FRQWDLQV DQ DQDO\VLV RI FXUUHQW DQG RYHUGXH GHEWRUV. $OO RWKHU ÞQDQFLDO DVVHWV DUH QRW SDVW GXH. At 31 December 2016 Greater than 0-3 months past due £m 3-6 months past due £m 6-12 months past due £m 12 months past due £m Not past due £m Total £m At 31 December 2015 Greater than 12 months past due £m 0-3 months past due £m 3-6 months past due £m 6-12 months past due £m Not past due £m Total £m $FFUXHG LQFRPH, 2(,& DQG XQLW WUXVW debtors, trade debtors and other debtors 211.0 9.1 – 0.7 0.6 221.4 Henderson Group plc Annual Report 2016 STR ATEGIC REPORT CORPOR ATE GOVERNANCE FINANCIAL STATEMENTS OTHER INFORMATION $FFUXHG LQFRPH, 2(,& DQG XQLW WUXVW debtors, trade debtors and other debtors 257.34.80.30.40.5263.3 US dollar Singaporean dollar Australian dollar Japanese yen Euro 12.74.3 (0.1)1.6 1.9(0.5) 0.20.3 (13.0)1.4 2.53.8 0.4 0.9 1.0(0.1) (0.2) 0.3 (2.9) 1.5

136 FINANCIAL STATEMENTS

Notes to the financial statements (Group and Company)
continued

26.5 Credit risk continued
The table below contains an analysis of cash and cash equivalents, as rated by Fitch Ratings.

All other financial assets of the Group are generally not rated.

At 31 December 2016

	AAA £m	AA £m	A £m	BBB/ not rated £m	Total £m
Cash and cash equivalents	**63.8**	**84.1**	**82.1**	**14.0**	**244.0**

At 31 December 2015

	AAA £m	AA £m	A £m	BBB/ not rated £m	Total £m
Cash and cash equivalents	78.0	193.1	96.2	14.3	381.6

27 Leases
Group

Operating leases

The Group is party to property leases in the UK and internationally. A 20.5 year operating lease was entered into during 2008 on 201 Bishopsgate, London, which provides for reviews to open market rent on every fifth anniversary of the lease and provided an initial rent-free period of 30 months. The rental expense on this lease is being recognised on a straight-line basis over the lease period.

On acquisition of New Star and Gartmore, the Group became party to three further UK material operating leases. These were in relation to 1 Knightsbridge Green, London, 8 Lancelot Place, London and Rex House, Queen Street, London. The lease in respect of 1 Knightsbridge Green expired during the year. At the reporting date, the leases in respect of 8 Lancelot Place and Rex House run for a period of six years and nine years respectively. A void properties provision has been recognised for these leases at the net present value of the net expected future cash outflows (refer to note 21). The Group also has property leases in Australia, Singapore and the USA.

The future minimum lease payments under non-cancellable operating leases fall due as follows:

	2016 £m	2015 £m
Within one year	**14.6**	16.1
In two to five years inclusive	**56.6**	56.8
After five years	**59.7**	72.8
Total	**130.9**	145.7

The total future minimum sublease payments expected to be received under non-cancellable subleases within one year at the reporting date, were £5.0m (2015: £7.0m).

28 Capital commitments
Group and Company

The amounts of capital expenditure contracted for but not provided for in the financial statements at 31 December 2016 amounted to £nil (2015: £nil).

29 Related party transactions
Company

Details of transactions between the Company and its controlled entities, which are related parties, together with amounts due from and to these related parties at the reporting date, are disclosed below:

	Notes	2016 £m	2015 £m
Transactions with related parties during the year			
Movements in capital contributions to indirect subsidiary companies		**2.2**	(1.0)
Dividends received		**118.8**	277.0
Net settlement of balances with subsidiary companies		**8.6**	(112.2)
Amounts owed by/(to) related parties at 31 December			
Amounts owed by subsidiary companies	17	**15.7**	8.7
Amounts owed to subsidiary companies	23	**(35.7)**	(20.1)

Henderson Group plc Annual Report 2016

137

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Group

Disclosures relating to investments accounted for using the equity method and Group pension schemes are covered under notes 14.2 and 20 respectively. Transactions between the Company and its controlled subsidiaries and between controlled subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Compensation of key management personnel (including Directors)

The aggregate annual remuneration of Executive Committee members and all Directors, representing key management personnel, is disclosed below for 2016:

	2016 £m	2015 £m
Short-term employee benefits	11.0	14.2
Post-employment benefits	0.2	0.3
Share-based payments	2.5	15.5
	13.7	30.0

On 1 January 2016 the population of key management personnel was reduced from 23 people at 31 December 2015 to 16 people.

Share-based payments attributable to key management personnel are calculated based on the value of awards that have vested in the year.

As at 31 December 2016, there were 8.0m unvested £nil cost options (2015: 8.9m) and 4.6m unvested £nil cost shares outstanding (2015: 7.0m) for this population. In addition, the value of unvested units held in funds at 31 December 2016 was £3.4m (2015: £3.6m).

30 Contingent liabilities

Group

The following contingent liabilities existed or may exist at 31 December 2016:

- In the normal course of business, the Group is exposed to certain legal or tax matters, which could involve litigation and arbitration, and may result in contingent liabilities;
- Under the Facilitation Agreement dated 8 December 2010 relating to the merger of the assets of the Henderson Liquid Assets Fund (HLAF) into the Deutsche Managed Sterling Fund, the Group gave: (a) certain tax warranties relating to HLAF; and (b) indemnities against certain losses arising from liabilities of HLAF existing prior to the effective date of the merger, certain warranted statements being untrue and any miscalculation of the net asset value of HLAF in the period prior to the effective date of the merger. These warranties and indemnities are subject to certain exclusions and limitations, including a financial cap. The warranties relating to taxation will expire on 28 February 2018 and the indemnities will expire on 28 February 2017;
- Under the Share Purchase Agreement dated 13 May 2011 relating to the sale of the entire issued share capital of WorldInvest Management Ltd. to Connor, Clark & Lunn UK Limited (CC&L), the Group gave an indemnity against losses suffered by CC&L arising from prior acts, omissions, liabilities or obligations of New Star Institutional Managers Limited that do not relate to its business, with no expiry date;
- Under the Share Sale Agreement dated 1 November 2011 relating to the sale of the entire issued share capital of Gartmore JV Limited to Hermes Fund Managers Limited, the Group gave an indemnity against any liabilities of Gartmore JV Limited existing prior to, or arising as a result of, completion of the sale, subject to certain exceptions. The indemnity is subject to certain exclusions and limitations, including a financial cap, with no expiry date;
- Under the Joint Venture and Shareholder Agreement dated 17 May 2012 with Sesame Bankhall Group Limited (Sesame) relating to Optimum Investment Management Limited (OIML) which acted as authorised corporate director of an OEIC, the Group gave to: (a) Sesame and OIML, certain warranties relating to OIML; and (b) OIML, certain indemnities in respect of losses that may be suffered by OIML and which arise from acts, omissions or circumstances occurring prior to completion of that agreement. Those warranties and indemnities are subject to certain exclusions and limitations and will expire on 17 May 2019;
- Under the Implementation Agreement dated 24 June 2013 relating to the contribution of the Henderson property business outside North America (non-US Property Business) to a joint venture company (named TIAA Henderson Real Estate Limited) with TIAA-CREF Asset Management Inc., the Group gave: (a) certain warranties and tax covenants relating to itself and the non-US Property Business; and (b) certain indemnities against (i) certain losses that may be incurred by certain companies prior to completion of the transaction or that may arise as a result of completion, (ii) certain undertakings being breached and (iii) stamp duty being incurred in connection with the transfer of shares in certain companies to be transferred to the joint venture. These warranties, covenants and indemnities are subject to certain exclusions and limitations, including (other than in relation to certain of the indemnities referred to in (b) (i) above) a financial cap. The warranties relating to matters other than taxation have expired and no claims have been notified that the Group considers likely to give rise to a liability. The tax warranties and tax covenant will expire on the seventh anniversary of completion of the transaction;

Henderson Group plc Annual Report 2016

138 FINANCIAL STATEMENTS

Notes to the financial statements (Group and Company)
continued

30 Contingent liabilities continued

- Under the Asset Purchase Agreement dated 24 June 2013 relating to the sale and purchase of the Henderson property business in North America (US Property Business) to Teachers Insurance and Annuity Association of America (TIAA), the Group gave an indemnity (with no express expiry date) against certain losses that may arise from (i) any liabilities specifically excluded from the transaction, (ii) all taxes of the Group not relating to the US Property Business and any pre-completion taxes and (iii) certain employee related liabilities other than any that may be assumed by TIAA under the Asset Purchase Agreement;
- Under the terms of the Gartmore Pension Scheme wind-up, the indemnity provided by the Group to the Trustee, covering all liabilities and expenses incurred by the Trustee, including actions against it, will continue for 12 years after the signing of the deed of termination on 10 February 2014;
- Under the Share Sale Agreement dated 30 April 2014, and completed on 1 December 2014, relating to the acquisition of Henderson Global Investors (Holdings) Limited's 50% shareholding in Intrinsic Cirilium Investment Company Limited (ICICL) by its joint venture partner, Intrinsic Financial Services Limited, the Group indemnified ICICL for (a) 39.7% of losses suffered post completion relating to its conduct during the period when it was a joint venture company; and (b) all losses suffered by it relating to the period before it became a joint venture company;
- Under the Share Sale Agreement dated 28 April 2015 relating to the acquisition by entities controlled by TIAA-CREF of Henderson Global Investors (Holdings) Limited's remaining 40% shareholding in TIAA Henderson Real Estate Limited, the Group gave certain warranties relating to itself and its shareholding in TIAA Henderson Real Estate Limited. These warranties are subject to certain exclusions and limitations (including a financial cap) and will expire on 1 June 2017;
- Under the Agreement and Plan of Merger dated 3 October 2016 (Merger Agreement) relating to the business combination of Henderson Group plc (Henderson) and Janus Capital Group Inc (Janus) (the Merger), customary representations and warranties were made by each of Henderson and Janus. The Merger Agreement also provides that if Henderson or Janus terminates the Merger Agreement because of a failure of the shareholders of the other party to approve the Merger at the shareholder meeting, Henderson or Janus, as the case may be, will reimburse the other party for its actual out-of-pocket fees and expenses subject to a cap of US$10 million and that, upon termination of the Merger Agreement under specified circumstances, including: (i) a change in the recommendation of the Henderson Board or the Janus Board; or (ii) a termination of the Merger Agreement by Henderson or Janus, because of a failure of the shareholders of the other party to approve the Merger or because the Merger is not completed by 30 September 2017, in each case at a time when there was an offer or proposal for an alternative transaction with respect to such party (and such party enters into or completes an alternative transaction within a 12-month tail period), Henderson or Janus, as the case may be, will pay to the other party a termination fee equal to US$34 million in cash. There are no other circumstances in which a termination fee or indemnity would become payable in respect of a party's breach of a representation or warranty; and
- Under the Facilitation Agreement dated 1 November 2016 relating to the transfer of the investment business carried out by Henderson's Volantis team (the Volantis Business) to Lombard Odier Asset Management (Europe) Limited (LO), Henderson Global Investors (Holdings) Limited (HGI(H)L) gave certain warranties relating to itself and the Volantis Business. These warranties are subject to certain exclusions and limitations (including a financial cap) and will expire 30 months from the completion date (which is expected to be in the first quarter of 2017). The Facilitation Agreement also contains an indemnity from HGI(H)L in favour of LO against any liabilities that arise in connection with any act or omission of Henderson prior to the completion date in respect of any contracts that are novated to LO.

As at the date of approval of the 2016 financial statements, the Group and Company neither foresee nor have they been notified of any material claims under outstanding warranties and indemnities from the above-mentioned agreements.

31 Movements in controlled entities

Group

There have been no acquisitions or disposals of controlled entities during the year ended 31 December 2016.

32 Events after the reporting date

Group

On 3 February 2017, the Group renewed its £30.0m revolving credit facility. Currently, there are no amounts drawn down.

The Board had not, as at 8 February 2017, being the date on which the financial statements were approved, received any information concerning significant conditions in existence at the reporting date, which has not been reflected in the financial statements as presented.

Henderson Group plc Annual Report 2016

139

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

33 Subsidiaries of the Group

Group

The subsidiaries of the Group, excluding the directly held subsidiaries of the Company, as detailed in note 14.1, are as follows:

	Country of incorporation and principal place of operation	Functional currency	Percentage owned 2016	Principal activity
Advizas Limited[22]	UK	GBP	100%	Company in liquidation
Alphagen Capital Limited[1]	UK	GBP	100%	Investment management services
CLOF II UK Limited[22]	UK	GBP	100%	Company in liquidation
Gartmore Group Limited[2]	Cayman Islands	GBP	100%	Holding company
Gartmore Investment Limited[1]	UK	GBP	100%	Investment management services
Gartmore Investment Management Limited[1]	UK	GBP	100%	Holding company
Gartmore Investment Services GmbH[3]	Germany	EUR	100%	Company in liquidation
Gartmore Investment Services Limited[1]	UK	GBP	100%	Holding company
Gartmore Services Limited[4]	Jersey	GBP	100%	Professional services
Geneva Capital Management LLC[7]	USA	USD	100%	Investment management services
Gibran Securities Pty Limited[23]	Australia	AUD	100%	Holding company
G.I.L. Nominees Limited[22]	UK	GBP	100%	Company in liquidation
H3 Global Advisors Limited[22]	UK	GBP	100%	Company in liquidation
H3 Global Advisors Pty Limited[6]	Australia	AUD	100%	Investment management services
Henderson Administration Limited[1]	UK	GBP	100%	Administrative services
Henderson AE Pty Limited[6]	Australia	AUD	100%	Company in liquidation
Henderson AFI Pty Limited[6]	Australia	AUD	100%	Company in liquidation
Henderson Alternative Investment Advisor Limited[1]	UK	GBP	100%	Holding company
Henderson Asset Management Limited[1]	UK	GBP	100%	Holding company
Henderson Equity Holdings LLC[7]	USA	USD	100%	Holding company
Henderson Equity Partners (GP) Limited[8]	UK	GBP	100%	General partner
Henderson Equity Partners Funds Limited[4]	Jersey	GBP	100%	Investment holding company
Henderson Equity Partners India Private Limited[10]	India	INR	100%	Investment management services
Henderson Equity Partners Jersey (GP) Limited[4]	Jersey	GBP	100%	General partner
Henderson Equity Partners Limited[1]	UK	GBP	100%	Investment management services
Henderson Finances[22]	UK	GBP	100%	Company in liquidation
Henderson Fund Management (Luxembourg) SA[11]	Luxembourg	EUR	100%	Company in liquidation
Henderson Fund Management Limited[1]	UK	GBP	100%	Investment management services
Henderson Global Group Limited[5]	Ireland	GBP	100%	Holding company
Henderson Global Investors (Australia) Funds Management Limited[6]	Australia	AUD	100%	Investment management services
Henderson Global Investors (Australia) Institutional Funds Management Limited[6]	Australia	AUD	100%	Investment management services
Henderson Global Investors (Australia) Limited[6]	Australia	AUD	100%	Administrative services
Henderson Global Investors (Brand Management) Sarl[13]	Luxembourg	GBP	100%	Intellectual property
Henderson Global Investors (Holdings) Limited[1]	UK	GBP	100%	Holding company
Henderson Global Investors (Hong Kong) Limited[14]	Hong Kong	HKD	100%	Investment management services
Henderson Global Investors (International Holdings) BV[15]	Netherlands	EUR	100%	Holding company
Henderson Global Investors (Ireland) Limited[12]	Ireland	EUR	100%	Company in liquidation
Henderson Global Investors (Japan) Limited[16]	Japan	JPY	100%	Investment management services
Henderson Global Investors (North America) Inc[7]	USA	USD	100%	Investment management services
Henderson Global Investors (Schweiz) AG[17]	Switzerland	CHF	100%	Marketing services
Henderson Global Investors (Singapore) Limited[18]	Singapore	SGD	100%	Investment management services
Henderson Global Investors Asset Management Limited[1]	UK	GBP	100%	Holding company
Henderson Global Investors BV[15]	Netherlands	EUR	100%	Marketing services
Henderson Global Investors Equity Planning Inc[7]	USA	USD	100%	Investment management services
Henderson Global Investors Geneva (Luxembourg) Finance SA[13]	Luxembourg	USD	100%	Group financing
Henderson Global Investors Geneva Finance Limited[1]	UK	USD	100%	Holding company
Henderson Global Investors Limited[1]	UK	GBP	100%	Investment management services
Henderson Global Investors NPC Holdings LLC[7]	USA	USD	100%	Holding company
Henderson Holdings Group BV[15]	Netherlands	GBP	100%	Holding company
Henderson Holdings Group Limited[1]	UK	GBP	100%	Holding company

Henderson Group plc Annual Report 2016

140 FINANCIAL STATEMENTS

Notes to the financial statements (Group and Company)
continued

33 Subsidiaries of the Group continued

	Country of incorporation and principal place of operation	Functional currency	Percentage owned 2016	Principal Activity
Henderson Holdings Limited[1]	UK	GBP	100%	Holding company
Henderson International GP LLC[7]	USA	USD	100%	General partner
Henderson International Inc[7]	USA	USD	100%	Holding company
Henderson Investment Consulting (Beijing) Limited[19]	China	CNY	100%	Investment management services
Henderson Investment Funds Limited[1]	UK	GBP	100%	Investment management services
Henderson Investment Management Limited[1]	UK	GBP	100%	Investment management services
Henderson Management SA[13]	Luxembourg	USD	100%	Investment management services
Henderson Nominees Limited[1]	UK	GBP	100%	Dormant company
Henderson Secretarial Services Limited[1]	UK	GBP	100%	Company secretarial services
Henderson UK Finance Limited[22]	UK	GBP	100%	Company in liquidation
Henderson Unit Trusts Limited[1]	UK	GBP	100%	Dormant company
HEP (GP) Limited[1]	UK	GBP	100%	General partner
HGI (Investments) Limited[1]	UK	GBP	100%	Investment holding company
HGI Asset Management Group Limited[1]	UK	GBP	100%	Holding company
HGI Group Limited[1]	UK	GBP	100%	Holding company
HGI OMP UK Limited[22]	UK	GBP	100%	Company in liquidation
HGP2 Limited[8]	UK	GBP	100%	General partner
HGP3 Limited[9]	UK	GBP	100%	Company in liquidation
HGP4 Limited[9]	UK	GBP	100%	Company in liquidation
HGP5 Limited[9]	UK	GBP	100%	Company in liquidation
HPC Nominees Limited[1]	UK	GBP	100%	Dormant company
New Star Asset Management (Bermuda) Limited[20]	Bermuda	GBP	100%	Investment management services
New Star Asset Management Group Limited[1]	UK	GBP	100%	Holding company
Oxford Acquisition III Limited[22]	UK	GBP	100%	Company in liquidation
UKFP (Asia) Nominees Limited[21]	British Virgin Islands	HKD	100%	Dormant company
90 West Asset Management Limited[6]	Australia	AUD	100%	Company in liquidation

The Group has a number of regulated subsidiaries which are subject to the capital requirements of certain regulatory bodies which can restrict their ability to remit funds to an immediate, intermediate or ultimate holding company within the Group.

Registered office of subsidiaries

1. 201 Bishopsgate, London, United Kingdom, EC2M 3AE
2. Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104
3. 25th Floor, Tower 185, Friedrich-Ebert-Anlage 35-37, 60327 Frankfurt am Main, Germany
4. 5th Floor, 37 Esplanade, St Helier, Jersey, JE1 2TR
5. 70 Sir John Rogerson's Quay, Dublin 2, Ireland
6. Level 36, Grosvenor Place, 225 George Street, Sydney, NSW 2000, Australia
7. c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808
8. 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, Scotland
9. 20 Castle Terrace, Edinburgh, EH1 2EG
10. c/o Budhraja Adlakha & Co., 5/31 W.E.A Karol Bagh, New Delhi, 110 005, India
11. c/o Themix Lex Avocats, 15, Rue Du Fort Bourbon, L-1249, Luxembourg
12. Russel Court, Stokes Place, St. Stephens Green, Dublin, Ireland
13. 2 Rue de Bitbourg, L-1273, Luxembourg
14. Suites 4108 Jardine House, 1 Connaught Place, Central, Hong Kong
15. Roemer Visscherstraat 43-45, 1054 EW Amsterdam, Netherlands
16. 6-5 Marunouci 1-chrome, Chiyoda-ku, Tokyo, 100-0005, Japan
17. Rennweg 28/Fortunagasse 40, 8001 Zurich, Switzerland
18. One Marina Boulevard, # 28-00, Singapore, 018989
19. Suite 2401-15, China World Office 2, No.1 Jianguomenwai Avenue, Beijing, 100004, China
20. 2 Church Street, Hamilton, HM 11, Bermuda
21. PO Box 438 Beaufort House, Road Town, Tortola, British Virgin Islands
22. KPMG, 15 Canada Square, London, E14 5GL
23. Level 47, Suite 4702, 1 Macquarie Place, Sydney, NSW 2000, Australia

Henderson Group plc Annual Report 2016

141 OTHER INFORMATION Contents 142 Glossary 144 Shareholder information 146 Summary of movements in AUM 147 ) LYH \HDU ÞQDQFLDO VXPPDU\ (XQDXGLWHG) STR ATEGIC REPORT CORPOR ATE GOVERNANCE FINANCIAL STATEMENTS OTHER INFORMATION OTHER INFORMATION

142 OTHER INFORMATION

Glossary

90 West
90 West Asset Management Limited

2016 Notes
Senior, unrated fixed rate notes repaid in full in March 2016

AAF Control Report
Audit and Assurance Facility Control Report

AGM
Annual General Meeting

AIFMD
EU Alternative Investment Fund Managers Directive

ASX
Australian Securities Exchange

ASX Principles
The ASX Corporate Governance Council issued Corporate Governance Principles and Recommendations

AUM
Assets under management

BAYE
Buy As You Earn Share Plan

Board
The Board of Directors of Henderson Group plc

bps
Basis points

BRC
Board Risk Committee

CDIs
CHESS Depositary Interests

CDP
Formerly known as Carbon Disclosure Project

CDXs
Credit default indices

CFDs
Contracts for difference

CFO
Chief Financial Officer

Code Staff
Employees who perform a significant influence function, senior management and risk takers whose professional activities could have a material impact on a firm's risk profile

Company
Henderson Group plc

compensation ratio
Employee compensation and benefits from continuing operations divided by net fee income from continuing operations, calculated on an underlying profit basis

CPI
Consumer Price Index

CRO
Chief Risk Officer

CSOP
Company Share Option Plan

DEP
Deferred Equity Plan

Directors
The directors of Henderson Group plc

EBITDA
Earnings before interest, tax, depreciation and amortisation

EMEA
Europe, Middle East and Africa

EPS
Earnings per share

ESG
Environmental, Social and Governance

ESOP
Employee Share Ownership Plan

ExCo
Executive Committee

Executive Directors
Being the Chief Executive, Chief Financial Officer, and Global Head of Distribution

ExSOP
Executive Share Ownership Plan

FCA
UK Financial Conduct Authority

FRC
UK Financial Reporting Council

FTE
Full-Time Equivalent

FX
Foreign Exchange

GAAP
Generally accepted accounting principles

Gartmore
Gartmore Group Limited and its controlled entities

Gartmore acquisition
The acquisition of the entire share capital of Gartmore Group Limited

Geneva
Geneva Capital Management LLC

GHG emissions
Greenhouse Gas emissions

Group
Henderson Group plc and its controlled entities

hedge funds
Hedge funds including absolute return funds

Henderson
Controlled entities of Henderson Group plc carrying out core investment management activities

HGPS
Henderson Group Pension Scheme

Henderson Group plc Annual Report 2016

143

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

HMRC
HM Revenue & Customs

HR
Human Resources

IAS
International Accounting Standard

ICAAP
Internal Capital Adequacy Assessment Process

ICICL
Intrinsic Cirilium Investment Company Limited

IFRS IC
International Financial Reporting Standards Interpretations Committee

IFRS
International Financial Reporting Standards as adopted by the European Union

KPI
Key performance indicator

LLC
Limited Liability Company

LLP
Limited Liability Partnership

LSE
London Stock Exchange

LTIP
Long-Term Incentive Plan

management fee margin
Management fees divided by average assets under management

MiFID II
Markets in Financial Instruments Directive 2

net margin
Underlying profit before tax from continuing operations divided by average assets under management

New Star
New Star Asset Management Group PLC and its controlled entities

OEIC
Open-Ended Investment Company

OIML
Optimum Investment Management Limited

operating margin
Net fee income from continuing operations less total operating expenses from continuing operations divided by net fee income from continuing operations

OTC
Over The Counter

Perennial
Perennial Fixed Interest Partners Pty Limited and Perennial Growth Management Pty Limited

PwC
PricewaterhouseCoopers LLP

RPI
Retail Price Index

RSP
Restricted Share Plan

SAYE
Sharesave Scheme

SICAV
Société d'investissement à capital variable (collective investment scheme)

Solvency II
European Union-wide insurance regulatory regime

TCF
Treating Customers Fairly

TH Real Estate
The joint venture vehicle named TIAA Henderson Real Estate Limited into which the Group contributed its European and Asian property business

TIAA-CREF transactions
The agreement to sell the North American property business and to contribute the European and Asian property business into a newly formed joint venture, TIAA Henderson Real Estate Limited total fee margin
Net fee income from continuing operations divided by average assets under management

TRSs
Total return swaps

TSR
Total Shareholder Return

UCITS
Undertaking for Collective Investment in Transferable Securities

UK/United Kingdom
The United Kingdom of Great Britain and Northern Ireland

UK Code
Financial Reporting Council issued UK Corporate Governance Code

UK Companies Act
Companies Act 2006

UNPRI
United Nations Principles for Responsible Investment

Henderson Group plc Annual Report 2016

144 OTHER INFORMATION

Shareholder information

As at 8 February 2017

Total number of holders of shares and CDIs and their voting rights

The issued share capital of Henderson Group plc consisted of 1,131,842,109 shares held by 43,559 security holders. This included 718,338,654 shares, held by CHESS Depositary Nominees Pty Limited (CDN), quoted on the ASX in the form of CHESS Depositary Interests (CDIs) and held by 38,970 CDI holders. Each registered holder of shares present in person (or by proxy, attorney or representative) at a meeting of shareholders has one vote on a vote taken by a show of hands, and one vote for each fully paid share held on a vote taken on a poll. CDI holders can instruct CDN to appoint a proxy on their behalf and can direct the proxy how to vote on the basis of one vote per person taken by a show of hands, and one vote per CDI on a vote taken on a poll.

Twenty largest share/CDI holders

		Shares/CDIs	% of issued capital
1	J P Morgan Nominees Australia Limited	129,805,290	11.47
2	HSBC Custody Nominees (Australia) Limited	124,054,664	10.96
3	RBC Investor Services Australia Nominees Pty Limited	87,772,680	7.75
4	National Nominees Limited	87,517,468	7.73
5	BNP Paribas Nominees Pty Ltd	73,278,436	6.47
6	Citicorp Nominees Pty Limited	68,132,593	6.02
7	Nortrust Nominees Limited	59,165,382	5.23
8	Chase Nominees Limited	59,029,711	5.22
9	Wealth Nominees Limited	48,257,480	4.26
10	State Street Nominees Limited	39,375,475	3.48
11	Vidacos Nominees Limited	25,898,651	2.29
12	Hargreaves Lansdown (Nominees) Limited	16,428,697	1.45
13	HSBC Global Custody Nominee (UK) Limited	16,174,496	1.43
14	UBS Nominees Pty Ltd	12,245,358	1.08
15	Nutraco Nominees Limited	8,195,579	0.72
16	The Bank of New York (Nominees) Limited	5,060,330	0.45
17	BBHISL Nominees Limited	4,505,217	0.40
18	Bond Street Custodians Limited	3,028,886	0.27
19	Avanteos Investments Limited	2,149,335	0.19
20	Dr Peter Malcolm Heyworth	1,894,013	0.17
Top 20 total		871,969,741	77.04
Total shares		1,131,842,109	100.00

Distribution of share/CDI holdings

Categories	Number of holders	% of issued capital
1–1,000	28,723	1.32
1,001–5,000	10,156	2.14
5,001–10,000	2,456	1.59
10,001–100,000	1,928	4.16
100,001 and over	296	90.79
Total	43,559	100.00

1,837 share/CDI holders held less than A$500 worth of shares/CDIs i.e. fewer than 139 shares/CDIs.

Stock exchange listings

Henderson Group plc is listed on the LSE and its CDIs are quoted on the ASX.

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145

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Substantial shareholders

Details of the Company's substantial shareholders are set out in the Directors' report on page 90.

Total number of options over unissued shares

There were 30,280,554 options over unissued ordinary shares in the Company held by 902 option holders.

Restricted securities

There are no restricted securities in issue.

Buyback

There is no current on-market buyback of CDIs on the ASX. The Company has authority to purchase ordinary shares on the LSE.

Company Secretary

Jacqui Irvine

Principal place of business in the United Kingdom

201 Bishopsgate, London EC2M 3AE
Phone: +44 (0) 20 7818 1818

Registered office in Jersey

47 Esplanade, St Helier, Jersey JE1 0BD

Registered office in Australia

Level 5, Deutsche Bank Place,
126 Phillip Street, Sydney NSW 2000
Phone: +61 (0) 2 9230 4000

Share registry

Australia

Henderson Group Share Registry,
GPO Box 4578, Melbourne VIC 3001
Phone: 1300 137 981
or +61 (0) 3 9415 4081
Fax: +61 (0) 3 9473 2500

Jersey

Henderson Group Share Registry,
Queensway House, Hilgrove Street,
St Helier, Jersey JE1 1ES
Phone: +44 (0) 1534 281842
Fax: +44 (0) 370 873 5851

New Zealand

Henderson Group Share Registry,
Private Bag 92119, Auckland 1142
Phone: 0800 888 017
Fax: +64 (0) 9 488 8787

Email

CDI holders:
henderson@computershare.com.au
Shareholders: info@computershare.co.je

Website

www.henderson.com/ir

Henderson Group plc Annual Report 2016

146 OTHER INFORMATION

Summary of movements in AUM

£m	Opening AUM 1 Jan 2016	Net flows	Market/FX	Closing AUM 31 Dec 2016	Closing AUM net management fee bps[1] 31 Dec 2016
Retail					
UK OEICs/Unit Trusts/Other[2]	**23,358**	(1,002)	2,057	**24,413**	
SICAVs	**19,328**	(2,584)	2,956	**19,700**	
US Mutuals	**8,647**	(1,128)	1,454	**8,973**	
Investment Trusts	**5,582**	98	587	**6,267**	
Total Retail	**56,915**	(4,616)	7,054	**59,353**	71
Institutional					
UK OEICs/Unit Trusts	**9,742**	254	1,123	**11,119**	
SICAVs	**1,565**	(267)	126	**1,424**	
Australian MIS	**1,499**	(96)	301	**1,704**	
Offshore Absolute Return Funds	**2,397**	(523)	432	**2,306**	
Managed CDOs	**102**	(15)	16	**103**	
Segregated Mandates	**19,653**	1,277	3,909	**24,839**	
Private Equity Funds[3]	**58**	(6)	3	**55**	
Other[4]	**54**	(17)	11	**48**	
Total Institutional	**35,070**	607	5,921	**41,598**	25
Group total	**91,985**	(4,009)	12,975	**100,951**	52
Total asset class					
Equities[5]	**60,891**	(3,003)	9,672	**67,560**	64
Fixed Income[6]	**26,841**	(126)	3,370	**30,085**	26
Property[7]	**4,171**	(859)	(74)	**3,238**	n/a
Private Equity[3]	**82**	(21)	7	**68**	n/a
Total Group	**91,985**	(4,009)	12,975	**100,951**	52
Absolute Return analysis					
Retail	**5,549**	557	654	**6,760**	
Institutional	**3,402**	(640)	496	**3,258**	
Total Absolute Return	**8,951**	(83)	1,150	**10,018**	

Notes

1. Closing management fee bps excludes joint venture and associates AUM.
2. Includes Australian Managed Investment Schemes (MIS), Singapore Mutuals and Retail Segregated Mandates.
3. Private Equity funds' closing AUM is based on 30 September 2016 valuations.
4. Solely US Mutuals.
5. Equities includes Multi-Asset and Commodities.
6. Fixed Income includes Cash.
7. Includes AUM of the Henderson UK Property PAIF which is sub-advised by TH Real Estate.
8. Certain items (including training and recruitment agency costs) were reclassified from employee compensation and benefits to other expenses in 2014. There was no impact on prior year profits. Prior year comparatives were restated.
9. Underlying profit, while not a GAAP measure, in the opinion of the Directors, gives relevant information on the profitability of the Group and its ongoing operations.
10. Figures on these line items for the years ended 31 December 2016, 2015 and 2014 are audited; figures for the years ended 31 December 2013 and 2012 were audited and restated.
11. Net fee income from continuing operations less total operating expenses from continuing operations divided by net fee income from continuing operations.
12. Employee compensation and benefits from continuing operations divided by net fee income from continuing operations, calculated on an underlying profit basis.
13. Net margin calculated on underlying profit before tax from continuing operations divided by average assets under management.
14. Based on underlying profit after tax attributable to owners of the parent.
15. Asset-weighted performance of funds measured over one and three years to 31 December 2016. Performance for 2016 through to 2013 includes Henderson UK Property PAIF – all prior periods include Property and Henderson UK Property PAIF performance.
16. FY13 performance data reflects a minor restatement, previously reported as 82%.

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147

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
OTHER INFORMATION

Five year financial summary (unaudited)

	FY16 £m	FY15 £m	FY14 £m	FY13 (restated)[8] £m	FY12 (restated)[8] £m
Income					
Management fees (net of commissions)	**505.9**	468.3	403.5	331.9	301.9
Performance fees	**40.4**	98.7	82.8	94.5	30.4
Other income	**37.4**	34.8	32.5	34.9	39.2
Net fee income from continuing operations	**583.7**	601.8	518.8	461.3	371.5
Income/(loss) from associates and joint ventures	**0.5**	(0.2)	5.1	1.8	–
Finance income	**10.5**	17.3	10.1	10.2	14.1
Net income from continuing operations	**594.7**	618.9	534.0	473.3	385.6
Expenses					
Fixed employee compensation and benefits[8]	**(113.3)**	(99.9)	(88.4)	(80.6)	(83.3)
Variable employee compensation and benefits	**(141.9)**	(168.7)	(143.6)	(128.8)	(70.6)
Employee compensation and benefits	**(255.2)**	(268.6)	(232.0)	(209.4)	(153.9)
Investment administration	**(34.0)**	(31.6)	(30.2)	(24.4)	(24.8)
Information technology	**(24.0)**	(20.0)	(17.1)	(17.1)	(14.4)
Office expenses	**(17.8)**	(16.9)	(15.0)	(13.7)	(13.3)
Depreciation	**(6.0)**	(5.2)	(4.7)	(3.2)	(2.8)
Other expenses[8]	**(41.7)**	(44.5)	(35.6)	(28.9)	(35.5)
Total operating expenses from continuing operations	**(378.7)**	(386.8)	(334.6)	(296.7)	(244.7)
Finance expenses	**(3.3)**	(12.1)	(11.6)	(11.1)	(14.3)
Total expenses from continuing operations	**(382.0)**	(398.9)	(346.2)	(307.8)	(259.0)
Underlying profit before tax from continuing operations[9, 10]	**212.7**	220.0	187.8	165.5	126.6
Underlying profit before tax from discontinued operation	**–**	–	7.6	24.6	26.4
Underlying profit before tax from total operations[9, 10]	**212.7**	220.0	195.4	190.1	153.0
Tax on underlying profit from continuing operations	**(43.0)**	(22.9)	(20.6)	(17.9)	(15.3)
Tax on underlying profit from discontinued operation	**–**	–	(1.3)	(2.9)	(4.2)
Total underlying profit after tax[9, 10]	**169.7**	197.1	173.5	169.3	133.5
Acquisition related items	**(57.1)**	(59.6)	(57.0)	(58.4)	(64.1)
Non-recurring items	**(16.4)**	7.5	145.0	(4.3)	13.8
Tax on acquisition related items	**12.0**	12.7	11.2	17.9	18.5
Tax on non-recurring items	**1.4**	3.5	(14.2)	0.6	4.7
Non-recurring tax credit	**–**	–	–	–	–
Total acquisition related and non-recurring items after tax	**(60.1)**	(35.9)	85.0	(44.2)	(27.1)
Total profit[10]	**109.6**	161.2	258.5	125.1	106.4
Attributable to:					
Equity owners of the parent	**109.6**	161.2	258.5	125.1	106.2
Non-controlling interests	**–**	–	–	–	0.2
Continuing KPIs					
Operating margin[11] (%)	**35.1**	35.7	35.5	35.7	34.1
Compensation ratio[8, 12] (%)	**43.7**	44.6	44.7	45.4	41.4
Average number of full-time employees	**1,009**	955	875	812	861
Assets under management (AUM) at year end (£bn)	**101.0**	92.0	81.2	63.7	53.9
Average AUM for the year for margin calculations on continuing basis (£bn)	**95.5**	83.6	69.9	59.0	53.4
Management fee margin (bps)	**53.0**	56.0	57.8	56.3	56.5
Total fee margin (bps)	**61.1**	72.0	74.3	78.2	69.6
Net margin[13] (bps)	**22.3**	26.3	26.9	28.1	23.7
Basic and diluted earnings per share (EPS)[10]					
Weighted average number of ordinary shares for basic EPS (m)	**1,091.1**	1,093.1	1,085.2	1,058.8	1,034.0
Weighted average number of ordinary shares for diluted EPS (m)	**1,115.4**	1,143.0	1,139.8	1,137.0	1,082.0
Basic on total underlying profit[9, 14] (p)	**15.6**	18.0	16.0	16.0	12.9
Basic on continuing underlying profit[9, 14] (p)	**15.6**	18.0	15.4	13.9	10.8
Basic (p)	**10.0**	14.7	23.8	11.8	10.3
Diluted on total underlying profit[9, 14] (p)	**15.2**	17.2	15.2	14.9	12.3
Diluted on continuing underlying profit[9, 14] (p)	**15.2**	17.2	14.7	13.0	10.3
Diluted (p)	**9.8**	14.1	22.7	11.0	9.8
Dividend per share (p)	**10.50**	10.30	9.00	8.00	7.15
Investment performance[15]					
Funds at or exceeding benchmark over one year (%)	**50**	78	66	78	73
Funds at or exceeding benchmark over three years (%)[16]	**77**	81	83	81	69

Henderson Group plc Annual Report 2016

148 OTHER INFORMATION

Contact information

For more information, please go to our website:
henderson.com/ir

For shareholder queries, please contact the Henderson Group Share Registry:

Australia
GPO Box 4578
Melbourne, VIC 3001
T: 1300 137 981 or
+61 (0) 3 9415 4081
F: +61 (0) 3 9473 2500
henderson@computershare.com.au

Jersey
Queensway House
Hilgrove Street, St Helier
Jersey JE1 1ES
T: +44 (0) 1534 281842
F: +44 (0) 370 873 5851
info@computershare.co.je

New Zealand
Private Bag 92119
Auckland 1142
T: 0800 888 017
F: +64 (0) 9 488 8787
henderson@computershare.com.au

Registered office:
47 Esplanade, St Helier
Jersey JE1 0BD

Henderson Group plc Annual Report 2016

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FSC® C001785

This document is printed on Magno Satin, a paper containing fibre sourced from well managed, responsible, FSC® certified forests. The pulp used in this product is bleached using an elemental chlorine free (ECF) process.

100% of the inks used are vegetable oil based, 95% of press chemicals are recycled for further use and, on average 99% of any waste associated with this production will be recycled.

Printed by Park Communications.

Park is an EMAS certified company and its Environmental Management System is certified to ISO 14001.

Design and production by CONRAN DESIGN GROUP

201 Bishopsgate, London EC2M 3AE